Form 20-F
period 2023-09-30
Global Mofy Metaverse Ltd
filed 2024-01-31
CIK 1913749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number: 001-41834

Global Mofy Metaverse Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Haogang Yang

+86-10-64376636

ir@mof-vfx.com

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.000002 per share	GMM	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,926,155 ordinary shares issued and outstanding as of September 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this report to:

●	“Beijing Mofy” refers to Mofy (Beijing) Film Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 60% owned by Global Mofy China;

●	“Global Mofy Cayman” refers to Global Mofy Metaverse Limited, an exempted company incorporated under the laws of the Cayman Islands;

●	“Global Mofy HK” refers to Global Mofy HK Limited, a limited liability company organized under the laws of Hong Kong, which is wholly-owned by Global Mofy Cayman;

●	“Global Mofy WFOE” refers to Mofy Metaverse (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy HK;

●	“Global Mofy Zhejiang WFOE” refers to Zhejiang Mofy Metaverse Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy HK;

●	“Global Mofy China” refers to Global Mofy (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of PRC, which is wholly-owned by Global Mofy WFOE;

●	“Kashi Mofy” refers to Kashi Mofy Interactive Digital Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy China;

●	“ordinary shares” refers to the ordinary shares of the Company, par value US$0.000002 per share;

●	“RMB” refers to the legal currency of China;

●	“Shanghai Mofy” Shanghai Mo Ying Fei Huan Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy China;

●	“U.S. dollars,” “$,” “US$,” and “dollars” refer to the legal currency of the United States;

●	“we,” “us,” “our Company,” “the Company,” “our,” “Global Mofy Cayman” refer to Global Mofy Metaverse Limited;

●	“Xi’an Mofy” refers to Xi’an Digital Cloud Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 60% owned by Global Mofy China.

Global Mofy China and its subsidiaries conduct business in the PRC, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this report other than to the extent specifically cited in this report. We have commissioned the industry report from Frost & Sullivan Inc. (“Frost & Sullivan”). We have sought to provide current information in this report and believe that the statistics provided in this report remain up-to-date and reliable, and these materials are not incorporated in this report other than to the extent specifically cited in this report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

OVERVIEW

Corporate Structure

The following diagram illustrates the corporate structure of Global Mofy Metaverse Limited and its subsidiaries as of the date of this annual report.

Global Mofy Cayman is a Cayman Islands exempted company incorporated on September 29, 2021. As a holding company with no significant assets or operation, it conducts business in China through Global Mofy China and its subsidiaries.

Global Mofy HK was incorporated on October 21, 2021 under the law of Hong Kong SAR. Global Mofy HK is the wholly-owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business and merely acting as a holding company.

Global Mofy WFOE was incorporated on December 9, 2021, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is technology development, technical services, and software development.

Global Mofy Zhejiang WFOE was incorporated on April 3, 2023, under the of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is technology development, technical services, and software development. It is currently not engaging in any active business.

Global Mofy China was incorporated on November 22, 2017 under the laws of the People’s Republic of China. The registered principal activity of the company is technology development, technical services, design and produce advertisement, and film screening. Global Mofy China is one of our operating entities.

Shanghai Mofy was incorporated on May 11, 2020 under the laws of the PRC. Shanghai Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Kashi Mofy was incorporated on July 31, 2019 under the laws of the PRC. Kashi Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Xi’an Mofy was incorporated on June 8, 2018 under the laws of the PRC. Xi’an Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

Beijing Mofy was incorporated on February 7, 2018 under the laws of the PRC. Beijing Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

The Restructure

On January 5, 2022, Global Mofy WFOE entered into a series of VIE agreements (the “VIE Agreements”) with Global Mofy China and all the shareholders of Global Mofy China, which established the VIE structure. As a result of the VIE Agreements, Global Mofy WFOE was regarded as the primary beneficiary of Global Mofy China, and we treated Global Mofy China and its subsidiaries as the variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of Global Mofy China and its subsidiaries in our consolidated financial statements in accordance with the U.S. GAAP.

On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. Global Mofy China was a foreign-invested joint venture at the time of the acquisition of its 100% equity interests by Global Mofy WFOE.

With respect to the application of the M&A Rules, we acquired the domestic operating entities through a “two-step slow-walk” method, so the approval process of the Ministry of Commerce is not applicable. The acquisition was broken into two steps: 1) adding a non-PRC shareholder so that the domestic operating entity will be categorized as a Sino-foreign joint venture (an entity with mixed capital between one or more foreign and Chinese shareholders); 2) Global Mofy WFOE to complete the equity acquisition of Global Mofy China from both the Chinese and foreign shareholders so that it would become a foreign-owned enterprise. Our PRC counsel, Jingtian & Gongcheng, has completed substantial amount of research and study of the regulation and precedents and found that this approach has been widely used in the past. In addition, it has never been penalized or challenged with respect to the legality of this matter. While our PRC counsel, Jingtian & Gongcheng, believes that it is permitted to structure the acquisition in this manner and the acquisition, in fact, has been completed without any challenge by any regulator, there is uncertainty with respect to the interpretation of the current regulation as it is still evolving. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China. We have added a risk factor to disclose such risk on page 12 under “Risk Factors — Risks Related to Doing Business in China — We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.”

Global Mofy China previously planned to provide radio and television program production and film projection services and obtained a related business license in order to do so. According to the Foreign Investment Law and the Special Administrative Measures for Access of Foreign Investment (Negative List), foreign investment ratio in entities for the provision of such radio and television program production and film projection services shall not exceed 50% and consequently it was agreed that the VIE agreements be entered so that Global Mofy China would not run afoul of such laws. However, those services were not operated by Global Mofy China and the reason to use the VIE structure was no longer relevant. Global Mofy China excluded the radio and television program production and film projection services as its business scope in June 2022 and the related business license was canceled in June 2022. Global Mofy China is then able to be held by Global Mofy WFOE directly. Currently, the Chinese securities laws does not differentiate a VIE structure and an equity holding structure when it comes to overseas listing. However, we concern about the risk of future changes in the Chinese securities laws that may disallow the VIE structure, and decided that it would be in the best interest of our shareholders to dissolve the VIE structure and assume a direct parent-subsidiary holding structure between Global Mofy WFOE and Global Mofy China.

One of our beneficial owners, Zhenquan Ren, who is a PRC resident, has not and will not completed the Circular 37 Registration. Mr. Ren owns 970,701 shares, through Mofy Yi Limited, a BVI company, which is 3.40% of the Company’s issued and outstanding shares. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, not each of our shareholders, who are PRC residents will, in the future, complete the registration process as required by Circular 37. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the PRC resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the PRC resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. Please see “Risk Factors — Risks Related to Doing Business in China — One of our shareholders has not and will not completed the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration.”

Transfers of Cash   to and from Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary in accordance with the applicable PRC laws and regulations. However, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Global Mofy Cayman will need to fund its activities by self-financing in the absence of dividends from the PRC subsidiaries.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Global Mofy Cayman’s ability to pay dividends to its shareholders. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors — Risks Related to Doing Business in China — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Global Mofy Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Global Mofy Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this report, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

As of the date of this report, the Company or its subsidiaries have made no transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

As of the date of this report, no dividends, distributions or transfers has been made between Global Mofy Cayman and any of its subsidiaries. For the foreseeable future, the funds raised through our initial public offering and this offering will be used by the Chinese operating subsidiaries for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

Implication of Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Marcum Asia CPAs LLP’s compliance with applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this report, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Regulatory Permissions

Our subsidiaries have obtained material permissions and approvals required for our operations in compliance with the relevant laws and regulations in the PRC. As of the date of this report, the only permission required for operations are the business licenses of the PRC subsidiaries. The business license in PRC is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. As of the date of this report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation	Regions	The Scope of Conduct Allowed
Business License	Global Mofy WFOE	Beijing Chaoyang District Market Supervision and Administration	April 13, 2022	December 9, 2021 to December 8, 2051	Beijing City	Technology development; technology consultation; technology service; design; production; agency; advertising (excluding publishing and distribution); software development.

Business License	Global Mofy China	Beijing Chaoyang District Market Supervision and Administration	July 8, 2022	November 22, 2017 to June 22, 2032	Beijing City	Technology services, technology development, technology consultancy, technology exchange, technology transfer, technology promotion; advertising design and agency; advertising; video and video production services (excluding publishing and distribution); copyright agency; graphic design; professional design services.

Business License	Shanghai Mofy	Shanghai Pudong New Area Market Supervision and Administration	June 14, 2022	Unlimited	Shanghai City	Technology services, technology development, technology consulting, technology exchange, technology transfer, technology promotion; organization of cultural and artistic exchange activities; information consulting services (excluding licensing information consulting services); software development; conference and exhibition services; business management consulting; corporate image planning; advertising design, agency.

Business License	Kashi Mofy	Kashgar Regional Market Supervision and Administration	April 28, 2022	Unlimited	Xinjiang Uygur Autonomous Region	Technology services, technology development, technology consulting, technology exchange, technology transfer, technology promotion; graphic design; professional design services; organization of cultural and artistic exchange activities; social and economic consulting services; software development; research and development of Internet of things technology; Internet of things technology services; consulting and planning services; digital content production services (excluding publishing and distribution); camera and video production services; conference and exhibition services; business management Consulting; information consulting services (excluding licensing information consulting services); corporate image planning; marketing planning; advertising design, agency.

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation	Regions	The Scope of Conduct Allowed
Business License	Xi’an Mofy	Xi’an Market Supervision and Administration	July 4, 2022	Unlimited	Shanxi Province	3D scanning technology research and development; copyright agent; intellectual property agency, consulting; Internet information services; website design, construction; software development and sales and technology promotion; computer software and hardware technology consulting, technical services; economic information consulting; marketing planning; advertising design, agency (excluding medical, pharmaceutical, medical device, health food advertising); corporate image planning; business management consulting; import and export operation of goods and technology (except for goods and technology that are restricted, prohibited and subject to approval by the state).

Business License	Beijing Mofy	Beijing Chaoyang District Market Supervision and Administration	January 27, 2022	February 7, 2018 to February 6, 2038	Beijing City	Technology services, technology transfer, technology development, technology promotion, technology consulting.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to complete the filing procedure in connection with our offering under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this report, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. It is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures before this offering. In sum, we are subject to the filing requirements of the CSRC for this offering under the Trial Measures.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of this offering. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 13.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to making filings on the offering with the CSRC within three working days after the offering is completed under the Trial Measures, none of the Company or any our subsidiaries is currently required to obtain any other approval from Chinese authorities, to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this report are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor Marcum Asia CPAs LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

Although we have not received any denial to continue to list on the U.S. exchange or conduct our daily business operation, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks Related to Our Corporate Structure

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiaries, which are limited liability companies established in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

The financial and taxation solution services industry in China is subject to extensive regulation. Related laws and regulations are relatively new and evolving. The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial and taxation solution services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial and taxation solution services businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures before this offering. In sum, we are subject to the filing requirements of the CSRC for this offering under the Trial Measures.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of this offering. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our operating entity or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The process for sending the proceeds from the offering back to China may take as long as six months after the closing of the offering. We may make additional capital contributions or loans to Global Mofy WFOE and our PRC subsidiaries.

Any loans to Global Mofy WFOE or the PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this report, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Administration for Market Regulation and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our ordinary shares, financial condition and results of operations may be materially and adversely affected.

We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

The recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the supervision on listings by China-based companies in foreign countries, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based companies listed in foreign countries, and provided that the special provisions of the State Council on offering and listing by those companies in foreign countries limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. And new rules or regulations promulgated in future could impose additional requirements on us.

In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor”, who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the Offering of the Shares.

Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008, and as amended in December 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct all of our business through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to the PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign invested entities (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa 2015 No.19, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign-invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign-invested enterprises with investment as their main business (including foreign-oriented companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to, under the premise of authenticity and compliance of their domestic investment projects, carry out based on their actual investment scales direct settlement of foreign exchange capital or transfer the RMB funds in the foreign exchange settlement account for pending payment to the invested enterprises’ accounts.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances. Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our PRC subsidiaries. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the PRC subsidiaries. If the PRC subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our subsidiaries in the PRC calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Global Mofy Cayman, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors — Governmental control of currency conversion may affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Risk Factors — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our business may be materially and adversely affected if any of our PRC subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. Our PRC subsidiaries have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Our PRC subsidiaries have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that the additional contributions of social security premium and housing funds based on the actual wages of eligible employees to be approximately $110,986 and $81,760 for the years ended September 30, 2022 and 2021, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this report, our PRC subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that our PRC subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and our PRC subsidiaries may be adversely affected.

One of our shareholders has not and will not completed the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

One of our beneficial owners, Zhenquan Ren, who is a PRC resident, has not and will not completed the Circular 37 Registration. Mr. Ren owns 970,701 shares, through Mofy Yi Limited, a BVI company, which is 3.40% of the Company’s issued and outstanding shares. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, not each of our shareholders, who are PRC residents will, in the future, complete the registration process as required by Circular 37. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the PRC resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the PRC resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China. In addition, substantially all our senior executive officers reside within China, are physically there for a significant portion of each year, and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementing of rules under Article 177 have to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

Our financial and operating performance may be adversely affected by general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the metaverse industry.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact the metaverse industry. Deterioration in economic conditions could cause decreases in both volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, our markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions and disruption and shutdown of businesses. Our buyers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Marcum Asia CPAs LLP’s compliance with applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this report, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.

We acquired the domestic operating entities through a “two-step slow-walk” method, so the approval process of the Ministry of Commerce is not applicable. The acquisition was broken into two steps: 1) adding a non-PRC shareholder so that the domestic operating entity will be categorized as a Sino-foreign joint venture (an entity with mixed capital between one or more foreign and Chinese shareholders); 2) Global Mofy WFOE to complete the equity acquisition of Global Mofy China from both the Chinese and foreign shareholders so that it would become a foreign-owned enterprise. Our PRC counsel, Jingtian & Gongcheng, has completed substantial amount of research and study of the regulation and precedents and found that this approach has been widely used in the past. In addition, it has never been penalized or challenged with respect to the legality of this matter. While our PRC counsel, Jingtian & Gongcheng, believes that it permitted to structure the acquisition in this manner and the acquisition, in fact, has been completed without any challenge by any regulator, there is uncertainty with respect to the interpretation of the current regulation as it is still evolving. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.

The approval of the China Securities Regulatory Commission may be required in connection with offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Risks Related to Our Business and Industry

We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

In recent years, we have significantly grown the scale of our business. For example, we expanded into digital asset development in 2021 and set foot in the metaverse industry. For the year ended September 30, 2023, our revenue on this business line is $11.5 million. For the fiscal year ended September 30, 2022, our revenue on this new business line is $4.02 million. For the fiscal year ended September 30, 2021, our revenue on this new business line is $1.35 million. However, we have a limited history operating our business at its current scale and scope. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced our operation in 2017. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially, which may adversely affect the price of our ordinary shares.

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We made profit of $6.6 million and positive cash flow of $5.8 million from operating activities for the fiscal year ended September 30, 2023. We have incurred net losses of $0.3 million for the fiscal year ended September 30, 2022. We made profit of $1.4 million and negative cash flow of $1.1 million from operating activities for the fiscal year ended September 30, 2021 and we may not be able to achieve or maintain profitability or positive cash flow in the future.

We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures and take time to achieve profitability. We may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

We enter service agreements with our customers. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or cannot receive final payments, which would lower our revenue and harm our business, financial condition and results of operations.

We enter service agreements with our customers. If we are unable to meet the stated service-level commitments, including failure to meet the delivered time requirements under our customers’ agreements, or the quality of our productions not reaching customers’ expectations, we could face terminations with refunds of prepaid amounts or may not be able to receive final payments, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

Global Mofy China had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows: For the year ended September 30, 2023, one customers accounted for approximately 10% of total revenues, respectively. For the year ended September 30, 2022, two customers accounted for approximately 20% and 17% of total revenues, respectively. For the year ended September 30, 2021, three customers accounted for approximately 20%, 10% and 10% of total revenues, respectively.

As of September 30, 2023, the balance due from four customers accounted for approximately 23%, 16%, 16% and 15% of the Company’s total accounts receivable, respectively. As of September 30, 2022, the balance due from three customers accounted for approximately 42%, 24% and 21% of the Company’s total accounts receivable, respectively.

If Global Mofy China cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our business is dependent on our collaboration with our suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

Our business is substantially dependent on our collaboration with our suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2023, three suppliers accounted for approximately 23%, 13% and 12% of the total purchases, respectively. As of September 30, 2023, two suppliers accounted for approximately 26% and 21% of the Company’s accounts payable. For the year ended September 30, 2022, four suppliers accounted for approximately 32%, 19%, 17% and 10% of the total purchases, respectively. As of September 30, 2022, three suppliers accounted for approximately 37%, 22% and 12% of the Company’s accounts payable. For the year ended September 30, 2021, three suppliers accounted for approximately 24%, 12% and 10% of the total purchases, respectively.

Our suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. Global Mofy China generally enters into agreements with them without imposing any contractual obligations requiring them to maintain their relationships with us beyond the contractual term. Accordingly, there is no guarantee for future cooperation and there is no assurance that Global Mofy China can maintain stable and long-term business relationships with any suppliers. If a significant number of our industry suppliers terminate or do not renew their agreements with Global Mofy China and Global Mofy China is not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business, results of operations and financial condition would be materially and adversely affected.

Our efforts and investments in technology development may not always produce the expected results.

We are continually developing and seeking to develop technologies that are closely related to virtual technology that will be used in our services. As of the date of this report, our core research and development team consisted of a total of 17 employees. Currently, our R&D team has been working on the development of 3D rebuilt technology and AI interactive technology with some success. However, we cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

In addition, we cannot assure you that the technologies we develop will be well accepted by customers, in which case our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Haogang Yang, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We are expanding fast. If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

We are expanding fast. Although the company adopts assembly line work and the work content of employees can be replaced, it still faces the risk of losing key talents in the future. We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in virtual technology, digital marketing, and digital asset development is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and business partners could diminish, resulting in a material adverse effect to our business.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our share price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

●	our ability to maintain and grow our digital asset base;

●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

●	our ability to successfully expand internationally and penetrate key demographics;

●	our ability to maintain operating margins, cash used in operating activities, and free cash flow;

●	adverse litigation judgments, settlements, or other litigation and dispute-related costs;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;

●	fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;

●	fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

●	changes in our effective tax rate;

●	changes in accounting standards, policies, guidance, interpretations, or principles; and

●	changes in domestic and global business or macroeconomic conditions.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our results of operations fall below the expectations of investors and securities analysts who follow our securities, the price of our ordinary shares could decline substantially, and we could face costly lawsuits, including securities class action suits.

We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.

The market for our services is highly competitive. Global Mofy China faces fierce competition in the two lines of business of virtual technology service and digital marketing. One of the strongest competitors in China is BaseFX in terms of virtual technology service. In terms of digital marketing, there are few competitors providing full package services like Global Mofy China, and the biggest competitor is SVHQ Media from Singapore. The main line of business of Global Mofy China will be the digital asset development and others in the future. “Digital asset development” refers to the development and licensing of Global Mofy China’s 3D digital assets. “Others” refers to licensing our customers the right to use the works copyrights Global Mofy China currently owns. See “Business — Our Products and Services — Digital Asset Development and Others” and the list under “Business — Intellectual Property — Copyrights” for more information. We began to convert digital assets two years ago. At present, we are one of the largest high precision 3D digital asset banks with the widest categories in China according to Frost & Sullivan, and can provide more than 30,000 digital assets. Global Mofy China has the first-mover advantage for more than one year. We have no direct competitors in digital asset development business, but we expect a large number of companies to enter the industry due to the boom of metaverse starting from 2021, and compete with us in the future. Therefore, we should continue to grow to maintain the existing advantages.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customer and completing more acquisitions. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our services could be materially and adversely affected.

The brand recognition and reputation of our “Global Mofy” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

We rely heavily on our brand strength and reputation in the promotion and sale of our services. We believe that our corporate brand and our product brands are recognized by consumers for their quality and reliability. However, customer complaints, accidents in relation to quality of services, including inappropriate behavior, intellectual property infringement or negative publicity or media coverage may damage our brand and reputation. Any negative claims against us, even if unethical or unsuccessful, could distract our management’s attention and other resources from our day-to-day business operations, which could adversely affect our business, results of operations, and financial condition. Negative media coverage and resulting negative publicity of our services could result in a material adverse effect on customer’s acceptance of and trust in us and our services.

Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively. In addition, adverse publicity regarding any regulatory or legal action against us could damage our reputation and brand image, undermine customers’ confidence in us and reduce long-term demand for our services, even if such regulatory or legal action is unfounded or insignificant to our business.

If our business becomes constrained by changing legal and regulatory requirements, our operating results will suffer.

Our future success will depend in part on market acceptance and widespread adoption across demographics and geographies of metaverse. If the PRC governments issue relevant regulations against the metaverse industry that are not conducive to our development, we will have to change our main development direction in the future. If we are obligated to fundamentally change our business activities and practices, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our platform may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit the use of our platform or reduce overall demand for our platform, which could harm our business, financial condition and results of operations.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage in to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

We may fail to protect our intellectual properties.

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

As of the date of this report, none of our 30,000 3D digital assets in the asset library that are currently available for licensing have registered copyrights under PRC or any international authority. We convert and create these 3D digital assets from real-world objects using our hardware and software in the Mofy Lab and therefore we have ownership over these assets. Although these 3D digital assets are not registered, they are still protected under the PRC copyrights laws. However, the lack of copyright protection may impact our ability to generate licensing fees or protect our intellectual property from unauthorized use or piracy. Further, if other companies preemptively register the intellectual property rights of the same digital assets, our use may involve infringement and may lead to litigation and compensation to others. We plan to register these 3D digital assets using part of the proceeds from this offering. The estimated cost to register all of our existing copyrights for 3D digital assets and images is $1 million.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In particular, some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our services, products, or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Our business is subject to risks generally associated with the metaverse and digital entertainment industry.

The substantial majority of our revenue is currently derived from customers in the metaverse and digital entertainment industry, and we rely to a significant extent on the health of the industry to maintain and increase our revenue. Accordingly, we are especially susceptible to market conditions and risks associated with the metaverse and digital entertainment industry, including the popularity, customers’ preferences, and potential regulations, all of which are difficult to predict and are beyond our control.

In addition, economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on our business and results of operations.

We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolio does not perform as we expect, our results of operation and profitability may be adversely affected.

We may not be able to raise additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements included in this report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and (iii) the Company does not design and implement appropriate information technology general controls over its financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security. These deficiencies aggregated to a material weakness. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our annual report in our second annual report after becoming a public company.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ordinary shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other disease outbreaks, including the recent COVID-19 outbreak. Our business could be materially and adversely affected by outbreaks of infectious diseases (such as SARS, H5N1 avian influenza, human swine flu or, most recently, COVID-19) or other outbreaks of epidemics or diseases.

The COVID-19 outbreak in early 2020 has already had an adverse and long-term impact on economic and social conditions worldwide and will likely continue, and the worsening, continuation or recurrence of the COVID-19 outbreak could have a negative impact on our business operations. In January and February 2020, in response to the COVID-19 outbreak, the Chinese government adopted a home quarantine to avoid the spread of the COVID-19 outbreak.

In addition, while we have closely monitored the health status of our employees, we cannot assure you that there will be no confirmed cases of COVID-19 among our employees and that, in the event of an infection, affected facilities may need to suspend operations and our employees may need to be quarantined.

In addition, an infectious disease outbreak on a global scale could affect the investment climate and lead to intermittent volatility in global capital markets, which could also adversely affect global economies. With the rapid rise in infections, many countries have issued travel advisories restricting travel to affected areas. These policies have severely damaged local and cross-border business activities worldwide. The impact has included a significant reduction in tourist arrivals, business exchanges and social functions in the affected countries and regions, as well as economic slowdowns. Global financial markets have become highly volatile and the risk of a global recession has increased significantly. Even if the COVID-19 outbreak is contained and the policies and recommendations implemented by the relevant governments to combat the virus are withdrawn, there is no assurance that the overall economic performance of the affected countries and regions will improve in a short period of time. The outbreak, worsening, continuation, recurrence, or variant of pandemic COVID-19 or any other infectious disease could have a continuing adverse effect on the global economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy commencing in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. China’s National Bureau of Statistics reported negative GDP growth of 6.8% for the first quarter of 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Ordinary Shares

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares. Volatility or a lack of positive performance in our ordinary shares price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In addition, if the trading volumes of our ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our ordinary shares. This low volume of trades could also cause the price of our ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our ordinary shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition to the risks addressed above in “The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors,” our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

We have not paid dividends to our shareholders. And we do not expect to pay cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our stock. We have been retaining funds for our business operation and expansion. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As a result, you may only receive a return on your investment in our ordinary shares if we are successfully listed and the market price of our ordinary shares increases.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our ordinary shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We prepare our consolidated financial statements as of and for the year ended September 30, 2021 in accordance with International Financial Reporting Standards and International Accounting Standards and Interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States of America (“U.S. GAAP”) while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ordinary shares may not be able to remain listed on Nasdaq.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The laws of the Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares under the Nasdaq Listing Rule 5635(d). Therefore, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a public company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Cayman Islands Companies Act and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Our articles of association provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call annual general meetings. However, our corporate governance guidelines require us to call such meetings every year. Advance notice of at least seven clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

You may be unable to vote for directors if you hold insufficient shares to requisition a general meeting and no general meetings are otherwise convened by the board of directors.

Our directors serve until their successor is duly elected and qualified, or until their earlier death, resignation or removal. Shareholders may remove and appoint directors at any time by ordinary resolution. However, as a Cayman Islands exempted company, we are not required to hold any annual general meetings and, under our articles of association, shareholders are not able to requisition a meeting unless the requisitionists, between them, hold in aggregate not less than 10% of our voting share capital in issue. As a result, shareholders who hold less than 10% of our voting share capital in issue may not have opportunity to vote on directors if no general meetings are convened by the board of directors.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Economic Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,”. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any “relevant activities” and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. As it is a relatively new regime, it is anticipated that the Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Global Mofy Cayman is a Cayman Islands exempted company incorporated on September 29, 2021. As a holding company with no significant assets or operation, it conducts business in China through Global Mofy China and its subsidiaries.

Global Mofy HK was incorporated on October 21, 2021 under the law of Hong Kong SAR. Global Mofy HK is the wholly-owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business and merely acting as a holding company.

Global Mofy WFOE was incorporated on December 9, 2021, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is technology development, technical services, and software development.

Global Mofy Zhejiang WFOE was incorporated on April 3, 2023, under the of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is technology development, technical services, and software development. It is currently not engaging in any active business.

Global Mofy China was incorporated on November 22, 2017 under the laws of the People’s Republic of China. The registered principal activity of the company is technology development, technical services, design and produce advertisement, and film screening. Global Mofy China is one of our operating entities.

Shanghai Mofy was incorporated on May 11, 2020 under the laws of the PRC. Shanghai Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Kashi Mofy was incorporated on July 31, 2019 under the laws of the PRC. Kashi Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Xi’an Mofy was incorporated on June 8, 2018 under the laws of the PRC. Xi’an Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

Beijing Mofy was incorporated on February 7, 2018 under the laws of the PRC. Beijing Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

The Restructure

On January 5, 2022, Global Mofy WFOE entered into a series of VIE agreements (the “VIE Agreements”) with Global Mofy China and all the shareholders of Global Mofy China, which established the VIE structure. As a result of the VIE Agreements, Global Mofy WFOE was regarded as the primary beneficiary of Global Mofy China, and we treated Global Mofy China and its subsidiaries as the variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of Global Mofy China and its subsidiaries in our consolidated financial statements in accordance with the U.S. GAAP.

On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. Global Mofy China was a foreign-invested joint venture at the time of the acquisition of its 100% equity interests by Global Mofy WFOE.

With respect to the application of the M&A Rules, we acquired the domestic operating entities through a “two-step slow-walk” method, so the approval process of the Ministry of Commerce is not applicable. The acquisition was broken into two steps: 1) adding a non-PRC shareholder so that the domestic operating entity will be categorized as a Sino-foreign joint venture (an entity with mixed capital between one or more foreign and Chinese shareholders); 2) Global Mofy WFOE to complete the equity acquisition of Global Mofy China from both the Chinese and foreign shareholders so that it would become a foreign-owned enterprise. Our PRC counsel, Jingtian & Gongcheng, has completed substantial amount of research and study of the regulation and precedents and found that this approach has been widely used in the past. In addition, it has never been penalized or challenged with respect to the legality of this matter. While our PRC counsel, Jingtian & Gongcheng, believes that it is permitted to structure the acquisition in this manner and the acquisition, in fact, has been completed without any challenge by any regulator, there is uncertainty with respect to the interpretation of the current regulation as it is still evolving. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China. We have added a risk factor to disclose such risk on page 12 under “Risk Factors — Risks Related to Doing Business in China — We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.”

Global Mofy China previously planned to provide radio and television program production and film projection services and obtained a related business license in order to do so. According to the Foreign Investment Law and the Special Administrative Measures for Access of Foreign Investment (Negative List), foreign investment ratio in entities for the provision of such radio and television program production and film projection services shall not exceed 50% and consequently it was agreed that the VIE agreements be entered so that Global Mofy China would not run afoul of such laws. However, those services were not operated by Global Mofy China and the reason to use the VIE structure was no longer relevant. Global Mofy China excluded the radio and television program production and film projection services as its business scope in June 2022 and the related business license was canceled in June 2022. Global Mofy China is then able to be held by Global Mofy WFOE directly. Currently, the Chinese securities laws does not differentiate a VIE structure and an equity holding structure when it comes to overseas listing. However, we concern about the risk of future changes in the Chinese securities laws that may disallow the VIE structure, and decided that it would be in the best interest of our shareholders to dissolve the VIE structure and assume a direct parent-subsidiary holding structure between Global Mofy WFOE and Global Mofy China.

Transfers of Cash to and from Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary in accordance with the applicable PRC laws and regulations. However, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Global Mofy Cayman will need to fund its activities by self-financing in the absence of dividends from the PRC subsidiaries.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Global Mofy Cayman’s ability to pay dividends to its shareholders. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors — Risks Related to Doing Business in China — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Global Mofy Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Global Mofy Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this report, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

As of the date of this report, the Company or its subsidiaries have made no transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries.

As of the date of this report, no dividends, distributions or transfers has been made between Global Mofy Cayman and any of its subsidiaries. For the foreseeable future, the funds raised through our initial public offering and this offering will be used by the Chinese operating subsidiaries for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

Implication of Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Marcum Asia CPAs LLP’s compliance with applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Therefore, we believe that, as of the date of this report, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Regulatory Permissions

Our subsidiaries have obtained material permissions and approvals required for our operations in compliance with the relevant laws and regulations in the PRC. As of the date of this report, the only permission required for operations are the business licenses of the PRC subsidiaries. The business license in PRC is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. As of the date of this report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation	Regions	The Scope of Conduct Allowed
Business License	Global Mofy WFOE	Beijing Chaoyang District Market Supervision and Administration	April 13, 2022	December 9, 2021 to December 8, 2051	Beijing City	Technology development; technology consultation; technology service; design; production; agency; advertising (excluding publishing and distribution); software development.

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation	Regions	The Scope of Conduct Allowed
Business License	Global Mofy China	Beijing Chaoyang District Market Supervision and Administration	July 8, 2022	November 22, 2017 to June 22, 2032	Beijing City	Technology services, technology development, technology consultancy, technology exchange, technology transfer, technology promotion; advertising design and agency; advertising; video and video production services (excluding publishing and distribution); copyright agency; graphic design; professional design services.

Business License	Shanghai Mofy	Shanghai Pudong New Area Market Supervision and Administration	June 14, 2022	Unlimited	Shanghai City	Technology services, technology development, technology consulting, technology exchange, technology transfer, technology promotion; organization of cultural and artistic exchange activities; information consulting services (excluding licensing information consulting services); software development; conference and exhibition services; business management consulting; corporate image planning; advertising design, agency.

Business License	Kashi Mofy	Kashgar Regional Market Supervision and Administration	April 28, 2022	Unlimited	Xinjiang Uygur Autonomous Region	Technology services, technology development, technology consulting, technology exchange, technology transfer, technology promotion; graphic design; professional design services; organization of cultural and artistic exchange activities; social and economic consulting services; software development; research and development of Internet of things technology; Internet of things technology services; consulting and planning services; digital content production services (excluding publishing and distribution); camera and video production services; conference and exhibition services; business management Consulting; information consulting services (excluding licensing information consulting services); corporate image planning; marketing planning; advertising design, agency.

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation	Regions	The Scope of Conduct Allowed
Business License	Xi’an Mofy	Xi’an Market Supervision and Administration	July 4, 2022	Unlimited	Shanxi Province	3D scanning technology research and development; copyright agent; intellectual property agency, consulting; Internet information services; website design, construction; software development and sales and technology promotion; computer software and hardware technology consulting, technical services; economic information consulting; marketing planning; advertising design, agency (excluding medical, pharmaceutical, medical device, health food advertising); corporate image planning; business management consulting; import and export operation of goods and technology (except for goods and technology that are restricted, prohibited and subject to approval by the state).

Business License	Beijing Mofy	Beijing Chaoyang District Market Supervision and Administration	January 27, 2022	February 7, 2018 to February 6, 2038	Beijing City	Technology services, technology transfer, technology development, technology promotion, technology consulting.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to complete the filing procedure in connection with our offering under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this report, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. It is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures before this offering. In sum, we are subject to the filing requirements of the CSRC for this offering under the Trial Measures.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of this offering. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 13.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to making filings on the offering with the CSRC within three working days after the offering is completed under the Trial Measures, none of the Company or any our subsidiaries is currently required to obtain any other approval from Chinese authorities, to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this report are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor Marcum Asia CPAs LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

Although we have not received any denial to continue to list on the U.S. exchange or conduct our daily business operation, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange.

Corporate Information

Our principal executive office is located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing People’s Republic of China. The telephone number of our principal executive offices is +86-10-64376636. Our registered office in the Cayman Islands is located at the offices of ICS Corporate Services (Cayman) Limited located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, West Bay, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B. Business Overview

Overview

We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we believe we are one of the leading digital asset banks in China, which consists of more than 30,000 high precision 3D digital assets. High precision means 4K (4096*2160) resolution of movie precision. With our strong technology platform and industry track record, we are able to attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. We primarily operate in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing in the fiscal years ended September 30, 2022 and 2021. However, we did not have revenue from this line of business in the fiscal year ended September 30, 2023 and we planned to cease this line of business in the future.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 30,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and, items that can be licensed for use in virtual environment.

Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to continue to actively expand our digital asset bank and develop more digital asset products that we believe have more uses to serve this rapidly growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist metaverse companies in creating high quality virtual content.

Digital Marketing

Previously in fiscal year 2021, we primarily provided advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. Technical services under advertisement production uses the same technologies with our virtual technology service.

Following our business expansion to the new business line of digital asset development by the last quarter of fiscal year 2021 and the decision of focusing more on the higher margin business lines to better cope with the impact of the COVID-19 pandemic, we adjusted the business strategies for the digital marketing in the fiscal year 2022. Instead of providing integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement as in fiscal year 2021, we acted as an agent to purchase ad inventories and advertise services on behalf of the advertisers for the fiscal year 2022. We expect to continuously reduce the input in digital marketing business line, and the proportion of digital marketing of total revenues will further reduce in the future.

For the year ended September 30, 2023, our revenues were $26.89 million of which approximately 57% and 43% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2022, our revenues were $17.19 million of which approximately 73%, 4% and 23% were generated from our three lines of business, virtual technology service, digital marketing, digital assets development and others, respectively. For the year ended September 30, 2021, our revenues were $14.27 million of which approximately 47%, 43% and 10% were generated from our three lines of business, virtual technology service, digital marketing, digital asset development and others, respectively. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. Global Mofy China is in the process of adjusting its business and marketing strategies for the digital asset development and others for the year ended September 30, 2022. For the fiscal year ended September 30, 2023, 43% of our revenues were generated from the digital asset development and others.

We position ourselves as a comprehensive technology solutions provider that act as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We believe that our experienced management team are able to utilize the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Our Products and Services

Utilizing our proprietary “Mofy Lab” technology platform, we offer two main services as follows: (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing in the fiscal years ended September 30, 2022 and 2021. However, we did not have revenue from this line of business in the fiscal year ended September 30, 2023 and we planned to cease this line of business in the future.

Virtual technology service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, adverting and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs.

From the beginning stage of the project, we provide the customer with a full set of virtual technology solutions, including the production of 3D digital assets, the planning of the shooting scheme and the guidance on virtual content production. We participate in the shooting and production of the project throughout the production process, and help the customer optimize the production scheme at any time to ensure the cost and quality.

The workflow is illustrated as follows:

We have served many high-profile customers from different industries. Some of the notable customers include Tencent’s affiliates, Youku’s affiliates, listed companies such as Perfect World (Nasdaq: PWRD), L’OREAL (Nasdaq: LRLCY), and H&R Century Pictures (Shenzhen Stock Exchange: 000892).

The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs. Generally, majority of our virtual content production contacts are payable by two to four instalments as agreed with customers based on general industry practice: i) 50% of the total contract price as the deposit payable upon signing contact and 50% of the total contract price upon the production completion and acceptance by the customers; or ii) 20-30% of the total contract price as the deposit payable upon signing contact; 40%-60% of the total contact price payable during the production process or when the production nearly completed, which is normally collected in one or two payment terms; 20%-30% of the total contract price upon the production completion and acceptance by the customer. The required production period is generally less than one year with most projects last from four to eight months.

For the years ended September 30, 2023, 2022 and 2021, approximately 57%, 73% and 47% of our revenues were generated from virtual technology services, respectively.

Digital Asset Development and Others

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 30,000 3D digital assets. We license specific use right of these digital assets to customers who use them based on their specific needs across different applications such as animation and gaming. The licensing provides customers the right to use our 3D digital assets within certain scope of use, and we are entitled to receive the license fee under the licensing arrangements. Generally, unless the digital assets are customized specifically as requested by the customers, the licensing of the digital assets is non-exclusive and the digital assets may be licensed repeatedly to other customers.

Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and, items that can be licensed for use in virtual environment. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to actively expand our digital asset bank and build digital assets which we believe have more use case to serve this fast-growing market.

The core technologies of digital asset development service are the 3D rebuilt technology and AI interactive technology which is the foundation of our “Mofy Lab” technology platform. Through years of research and development, we can precisely convert almost all physical world objects including human, animal, subjects, scenes into high definition 3D digital assets to be used in the virtual world.

Others

We also enter into copyright licensing agreements with entertainment production companies to authorize production rights, adaption rights, sublicense rights of works copyrights Global Mofy China currently owns. The licensing provides customers the right to use of the intellectual property. See the list under “Intellectual Property — Copyrights” for more information.

For the year ended September 30, 2023, 2022 and 2021, our revenue generated from this line of business reached nearly 43%, 23% and 10% of our total revenues, respectively.

Digital Marketing

Previously, in fiscal year 2021, we provide advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. Technical services under advertisement production uses the same technologies with our virtual technology service.

We use our virtual technology to create virtual content for the advertisement production. As we have developed business relationships with a number of brand owners and advertising channels while providing virtual technology services, we are able to directly contact advertisers to complete the promotion services after we complete the advertisement production, at a competitive pricing. We provide digital marketing services to large customers including L’OREAL and Pepsi, etc.

Following our business expansion to the new business line of digital asset development by the last quarter of fiscal year 2021 and the decision of focusing more on the higher margin business lines to better cope with the impact of the COVID-19 pandemic, we adjusted the business strategies for the digital marketing in the fiscal year 2022. Instead of providing integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement as in fiscal year 2021, we acted as an agent to purchase ad inventories and advertise services on behalf of the advertisers for the fiscal year 2022. We expect to continuously reduce the input in digital marketing business line, and the proportion of digital marketing of total revenues will further reduce in the future.

The Company’s integrated digital marketing service process is as follows:

We enter into digital marketing contracts with customers, pursuant to which we provide advertisement production and promotion services to customers. We receive commissions from our customers based on specific action (i.e. cost per mille “CPM”) for online display.

For the years ended September 30, 2023, 2022 and 2021, we generated approximately 0%, 4% and 43% of our revenues from digital marketing services, respectively.

Our Technology

Global Mofy China has its own technology platform called “Mofy Lab.” The in-house developed “Mofy Lab” contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can precisely convert real word objects into 3D digital assets, which to be used in the metaverse and provide one-stop, low barrier, low cost method to assist our customers to create high quality virtual contents in TV/movie, animations, games, AR/VR and advertisements, etc. We use these two technologies in all three of our lines of business including virtual technology service, digital marketing, and digital asset development and others.

3D Rebuilt Technology

The 3D rebuild technology is the key to transfer a physical object in the real world into a 3D digital asset in metaverse. The principle of the 3D rebuilt technology is to transfer the characters, objects and scenarios of the real world into 3D digital assets that can be used by computer languages, or the “virtual world”, through the process of in-depth data acquisition, pre-processing, point cloud registration and fusion, surface generation and so on, done by the computer after high-precision, 3D structured omni-directional scanning of real objects. When we transfer physical objects into 3D digital assets in the Mofy Lab, hardware devices, such as scanners owned by Global Mofy China, are required for majority of these 3D digital assets. In other words, we use scanners during our 3D digital assets conversation process. They are one of our operation equipment and within the possession of the Company.

Metaverse is essentially a virtual world parallel to the real physical world. Just as physical objects build the real world, 3D digital assets can be regarded as the fundamental bricks building the virtual world of metaverse. Through our 3D rebuilt technology, the character images, article images and real scenarios of the real world can be efficiently converted into high-fidelity 3D digital images.

AI Interactive Technology

We use artificial intelligence (AI) interactive technology to generate or synthesize virtual digital human. Global Mofy China has cooperated with the Alibaba DAMO Academy to integrate the virtual digital human technology with the intelligent voice technology. Through the cooperation, Global Mofy China registered two software copyrights: AI We-media Resource Network Cloud Platform and AI Visual Effect Platform.

Global Mofy China is one of the first companies in China to combine virtual digital human with intelligent voice and integrate the voice-expression matching technology at the same time. Virtual digital humans are generally considered to be digital humans with human appearance, language, and physical expression capabilities. Behind it is the coordination of multiple intelligent voice and multi-modal modules such as speech generation, animation generation, audio and video synthesis, and dialogue interaction. Through our AI interactive technology, our virtual digital human can be hyper-realistic with smooth fiscal expression and body movement. At present, the virtual digital humans we produce are mainly used as the extension of real humans’ digital identity in metaverse. In the future, we will consider the expansion of virtual anchors, virtual customer services and even virtual celebrities.

We create virtual digital humans through the following process: we first complete omni-directional fine scanning to produce intelligent modeling/binding; virtual images are then produced after real-time engine rendering through 3D capture technology. Based on text to speech (TTS) technology, real-time emotional speech synthesis and timbre conversion of virtual digital humans can be generated, displaying multiple rounds of dialogues at the same time. The semantics can be intelligently understood in the process of dialogue, with actions and expressions generated in real time to match the semantics. Virtual humans with real-time interaction and high fidelity can be generated.

By using the 3D rebuilt technology and AI interactive technology, we can efficiently convert characters, objects and scenarios of the real world into high-fidelity and interactive 3D digital assets to be used in the metaverse.

Our Customers

For the year ended September 30, 2023, one customer accounted for approximately 10% of total revenues, respectively. As of September 30, 2023, the balance due from four customers accounted for approximately 23%, 16%, 16% and 15% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2022, two customers accounted for approximately 20% and 17% of total revenues, respectively. As of September 30, 2022, the balance due from three customers accounted for approximately 42%, 24% and 21% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2021, three customers accounted for approximately 20%, 10% and 10% of total revenues, respectively.

Our Suppliers

For the year ended September 30, 2023, three suppliers accounted for approximately 23%, 13% and 12% of the total purchases, respectively. As of September 30, 2023, two suppliers accounted for approximately 26% and 21% of the Company’s accounts payable, respectively.

For the year ended September 30, 2022, four suppliers accounted for approximately 32%, 19%, 17% and 10% of the total purchases, respectively. As of September 30, 2022, three suppliers accounted for approximately 37%, 22% and 12% of the Company’s accounts payable, respectively.

For the year ended September 30, 2021, three suppliers accounted for approximately 24%, 12% and 10% of the total purchases, respectively. The three largest suppliers are related to our digital marketing service and they are online distributors, who mainly provide the service of distributing the advertisements. The term of these suppliers agreements ranges from several months to a year depending on the projects. In addition, the amount paid to the suppliers are also varied case by case.

Sales and Marketing

Global Mofy China has won many awards, including national high-tech enterprise certification issued by both the Beijing Municipal Science & Technology Commission and the Administrative Commission of Beijing Zhongguancun Science Park, taken the lead in technology and won the recognition of its technical strengths in the industry. We conduct our sales and marketing through various sources as follows:

●	Our experienced management team: Haogang Yang, the Chief Executive Officer of the Company, and Wenjun Jiang, the Chief Technology Officer of the Company, both have many years of experience in the industry and have developed business and personal relationship with industry leaders.

●	Existing and former customers who have used our services: We have established a good reputation for the quality of our services in the industry spread through word of mouth. Global Mofy China’s previous projects have won high customer satisfaction and have worked with many different customers. The business department has established an archive for the maintenance of new and repeating customers and contacts customers regularly. We believe these factors have increased the likelihood that both existing and former customers will recommend our services to their networks.

●	Participating in various domestic summits: We are often invited to attend various domestic summits including these organized by 36Kr Media and China International Capital Corporation where we can reach potential new customers.

Research and Development

Metaverse is often used to describe the concept of persistent, shared, 3D virtual spaces in a virtual universe. With the advent of increasingly powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is finally materializing in the actual world.

Global Mofy China has kept iterating and optimizing the virtual technology. Since its inception, Global Mofy China has invested heavily in core technology and have constantly recruited new technical talents to help the growth. As of the date of this report, Global Mofy China has 17 full time research and development personnel, respectively, among them, there are 8 research and development personnel related to the core technology platform, Mofy Lab, which is in the charge by Wenjun Jiang, the Chief Technology Officer of the Company. For the fiscal years ended September 30, 2023 and 2022, we had US$0.5 million and US$3.21 million for research and development expenses, respectively.

Seasonality

Our services historically have not been subject to seasonal variations.

Regulation

Our operation in China is subject to a number of PRC laws and regulations. This section summarizes the most significant PRC laws and regulations relevant to our business and operations in China and the key provisions of such regulations.

Regulations on Digital Assets

In November 2019, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Strengthening the Protection of Intellectual Property, requiring that the government (i) adhere to the principles of strict protection, overall coordination, key breakthroughs, and equal protection; and (ii) constantly reform and improve the intellectual property protection system, strengthen protection by comprehensive use of legal, administrative, economic, technological and social governance means, so as to promote the overall improvement of protection capacity and level; firmly establishing the idea that to protect intellectual property is to protect innovation. The digital copyright protection has embraced the driving forces from the strengthening awareness of copyright protection in the cultural industry through the official inauguration of the Working Committee for Text Copyright Protection under the Copyright Society of China and the establishment of a genuine content protection mechanism.

On November 11, 2020, the Copyright Law of the People’s Republic of China (hereinafter referred to as the “Copyright Law”) was adopted and promulgated at the 23rd Session of the Standing Committee of the 13th National People’s Congress of the People’s Republic of China.

The new Copyright Law of 2020, which entered into force as of June 1, 2021, contains several revisions which will deliver a significant impact on the cultural and entertainment industries. The Copyright Law has made an adjustment to a number of aspects, including subject, definition, and scope of works, and rights content of copyright. In particular, it has made major changes to both the definition and scope of works. In addition to the original enumeration method for the scope of works, it also stipulates the definition of works, thereby providing the foundation and basis for the protection of new forms of works. Meanwhile, it now defines audio-visual works.

As to the right contents of copyright, it has added the provision regarding the “digital” reproduction method. As to the restriction over rights, it has modified the conditions for the reasonable use. As to the copyright protection, it has introduced the punitive penalty and increased the legal compensation ceiling to RMB5 million to further strengthen the copyright protection. The recent revision of the Copyright Law has expanded the scope of works, added the contents of copyright protection, and reinforced the penalty against the infringement. It will strengthen the protection of intellectual results from this perspective and will further boost the vibrant development of the cultural and entertainment industries.

Judging from industry regulation, the competent authorities of the state successively issued a series of regulatory measures to regulate and normalize the industry in 2020 to promote the healthy and sustainable development of Internet marketing. These measures include the Interim Provisions on Normalizing Promotional Behaviors, the Guiding Opinions on Strengthening the Regulation of Webcast Marketing Activities, the Notice on Strengthening the Administration of Webcast Shows and Live E-commerce Broadcasts, and the Provisions on the Administration of Information Content Services in Internet Webcast Marketing (Exposure Draft).

Regulations on Advertising

The Advertising Law of the People’s Republic of China was adopted at the 10th Session of the Standing Committee of the 8th National People’s Congress on October 27, 1994, revised at the 14th Session of the Standing Committee of the 12th National People’s Congress on April 24, 2015, amended for the first time in accordance with the Decision on Amending Fifteen Laws at the 6th Session of the Standing Committee of the 13th National People’s Congress on October 26, 2018, and amended for the second time in accordance with the Decision on Amending Eight Laws at the 28th Session of the Standing Committee of the 13th National People’s Congress on April 29, 2021.

The advertising industry shall abide by the Advertising Law of the People’s Republic of China, a law that is formulated to regulate advertising activities, protect the legitimate rights and interests of consumers, promote the healthy development of the advertising industry, and maintain the social and economic orders. It was revised and adopted at the 14th Session of the Standing Committee of the 12th National People’s Congress of the People’s Republic of China on April 24, 2015 and implemented as of September 1, 2015.

In China, the legal attributes of many virtual assets remain controversial. However, from a traditional legal perspective, the primary key to judging whether the metaverse works to carry users’ properties is whether it can confer a similar “appearance of right” on users. However, only with such an “appearance of right”, can we infer or evaluate whether the certain virtual property belongs to a particular user or content creator in a virtual world such as the metaverse. In fact, this function is realizable in metaverse through virtual currencies and NFT. According to the Prevention of Bitcoin Speculation Risks issued in 2013, virtual currencies such as Bitcoin are defined as “a special virtual commodity” in China. Then, it is also clearly stipulated in Article 127 of the Civil Code that legal provisions, if any, shall prevail with regard to the protection of data and virtual Internet properties. It can be seen that a virtual currency itself is recognized and protected by Chinese laws as a special virtual commodity with value.

Regulations on Metaverse

In the context of the metaverse, the right of personal information is of vital importance. The right of personal information can be defined as the right of the information’s subject to control, in various ways, the personal information he enjoys and precludes the illegal use of such information by others. Dealing with the algorithm issue from the perspective of personal data empowerment overlaps, to some extent, with the regulation of algorithms from the perspective of algorithm disclosure and algorithm interpretability. However, the relevant laws concerning the personal data empowerment rely more on the personal control of data and the attempt to regulate the algorithms from the perspective of data, the object on which the algorithms depend. First, the relevant laws pertaining to the personal data empowerment endow individuals with a series of data rights to strengthen their knowledge and control of personal data. For example, many pieces of personal data legislation in Europe and the United States vest individuals with a series of rights over personal data collection. These include the right to make the informed choice, the right to access data, the right to correct data, the right to delete data, and the right to oppose automatic processing. The personal data empowerment imposes the responsibilities on data controllers and processors and requires them to satisfy a series of requirements regarding individuals’ data rights and assume the responsibilities of maintaining personal data security and data quality. In addition to stipulating the protection of privacy rights, the Personality Right Volume of the Civil Code in PRC also provides for the individuals’ right to retrieve, copy, correct and otherwise dispose of their personal information. In the metaverse, the objects concerning digital ownership rights are principally expressed in the forms of virtual properties, mainly including game device, game props, and online game coins, which, in essence, are the narrow digital and non-physical property and convertible into physical property under certain conditions.

On September 4, 2017, seven ministries and commissions, including the People’s Bank of China, jointly issued the Circular on Preventing the Financing Risk from Token Issuance, which defines all virtual currencies such as Bitcoin (BTC) and Ethereum (ETH) as virtual commodities, so virtual currencies should belong, in terms of legal nature, to the category of virtual property in a broad sense. It is also clearly stipulated in Article 127 of the Civil Code (2020) that “where laws contain the provisions pertaining to the protection of data and virtual Internet properties, such provisions shall prevail.” However, the definition, nature and protection modes of virtual properties are not elaborated.

Therefore, data and virtual Internet properties shall be adapted to the scope of protected objects under traditional civil property rights as soon as possible. Virtual Internet properties shall be particularly stipulated, that is, to define the Internet and its contents with property values as virtual immovable property and virtual movable property. Virtual property in the metaverse features anonymity, complexity, quick transaction and wide use that don’t require the face-to-face meeting, thereby posing a high money laundering risk. According to the Shanghai Municipal Higher People’s Procuratorate, in 2020, the upstream crimes of money laundering cases mainly focused on the illegal fund raising on the Internet, and the money laundering associated with these crimes made it more difficult for the surveillance and judicial organs to recover the laundered money and losses. In December 2019, Singapore proposed in the advisory opinions on its payment services act to include the virtual asset services as proposed and operated by FATF in Singapore, in the regulatory scope. At the same time, virtual property transactions should produce transactions and income at the reality level, which are fundamentally taxable, but special attention should be paid to how to collect relevant taxes and subsequent criminal considerations in time.

According to the statistics from the Risk Based Security, 3,813 data leakage incidents happened worldwide in the first half of 2019, involving the leakage of up to 4.1 billion entries of data, and representing an increase of 54% compared with the number of data leakage incidents one year earlier. Various industries around the world are suffering from high-frequency data leakage incidents and data security is becoming an important challenge faced by all countries and industries. China’s attitude towards data security and personal information protection has drastically changed from ignorance to directed attention. The formal implementation of the Data Security Law on September 1, 2021 marks the law-based governance of data security. The Data Security Law has established the all-round regulation, governance and protection, from incorporating the data security of individuals, enterprises and public institutions into the security system, thus normalizing the obligations of subjects such as industry organizations and scientific research institutions to protect the data security, in the data field. The promulgation of the Civil Code is also a landmark achievement of personal information protection in China. The Civil Code of China has first distinguished the personal information from the privacy and defined the personal as a separate personality right for protection. This is different from the general protection model of including the scope of personal information for generalized protection adopted in most European countries, also different from the protection model which deems personal information as a type of property right. Article 111 of the Civil Code specifies that “the personal information of natural persons shall be protected by law. Any organization or individual that needs to obtain other persons’ personal information shall obtain the information according to laws and ensure the information security, and shall neither illegally collect, use, process or transmit other persons’ personal information, nor illegally buy, sell, provide or disclose other persons’ personal information”. The Personality Right Volume of the Civil Code stipulates the privacy right and personal information protection in a separate chapter, which reflects the importance China attaches to personal information protection. The Law of the People’s Republic of China on Personal Information Protection, which officially came into force on November 1, 2021, marks a new development stage of personal information protection has arrived in China. Therefore, while building the metaverse space, relevant legislators and industry players must continue to assume the responsibility for personal information protection, promote the improvement of legislation, strengthen industry autonomy and enhance the regulation intensity so as to create green, open, safe and efficient digital platforms.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has come into effect on January 1, 2020 and has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

The Industry Guidelines on Encouraged Foreign Investment (Year 2019) approved by the State Council is hereby promulgated and shall be implemented with effect from 30 July 2019. China has introduced an Industry Guidelines on Encouraged Foreign Investment to encourage and allow foreign-invested enterprises to set up businesses in China. The scope of encouragement mainly includes Agriculture, forestry, husbandry, fishing, Mining, Manufacturing, Information transfer, software and technical services Chinese subsidiaries are principally engaged in the provision of investment and financing consulting and technical services, which fall into the category of “encouraged” or “allowed” under the directory.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the Negative List (Edition 2019). On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). On December 27, 2021, the NDRC and the MOFCOM promulgated the latest Special Entry Management Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the Negative List (Edition 2021), which came into effect on January 1, 2022.

Pursuant to the Negative List (Edition 2021), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

Our PRC subsidiaries are mainly engaged in providing virtual content production and digital marketing, and a digital assets provider in the metaverse industry, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiaries have obtained all material approvals required for its business operations.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiaries are limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

We believe that we will not be required to submit an application to the CSRC for the approval of the listing and trading of us on the Nasdaq. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures before this offering. In sum, we are subject to the filing requirements of the CSRC for this offering under the Trial Measures.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of this offering. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China.”

The Circular and Trial Measures, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Risk Factors — Risks Related to Doing Business in China.”

Regulations on Intellectual Property Rights

Patents. Patents in the PRC are principally protected under the Patent Law of the PRC. Patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models and designs and 20 years for inventions from the date of application.

Copyrights. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software for legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Global Mofy HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiary, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. Currently, one of our beneficial owners, Zhenquan Ren, who is a PRC resident, has not completed the Circular 37 Registration.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014 and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on July 20, 2017 with immediate effect. The above-mentioned laws form the legal framework for the PRC Government to regulate Foreign-invested Enterprises. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of Foreign-invested Enterprises.

According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation. Global Mofy WFOE is a Foreign-invested Enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Global Mofy China is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities. Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

According to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective on July 1, 2011, without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance will be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance will be charged

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Global Mofy HK Limited	Hong Kong SAR
Mofy Metaverse (Beijing) Technology Co., Ltd.	People’s Republic of China
Global Mofy (Beijing) Technology Co., Ltd.	People’s Republic of China
Shanghai Mo Ying Fei Huan Technology Co., Ltd.	People’s Republic of China
Kashi Mofy Interactive Digital Technology Co., Ltd.	People’s Republic of China
Xi’an Digital Cloud Technology Co., Ltd.	People’s Republic of China
Mofy (Beijing) Film Technology Co., Ltd.	People’s Republic of China
Zhejiang Mofy Metaverse Technology Co., Ltd.	People’s Republic of China

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Our operating office is located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, which covers an area of 1962.14 square meters. Global Mofy China leased the office for three years starting from September 18, 2023. The rent is RMB 266,360 per month (approximately US$36,675), payable every three months.

Intellectual property

We rely on trademarks, patents and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. Global Mofy China has signed relevant confidentiality agreements or clauses with our employees, certain customers and suppliers. We rely on these confidentiality agreements, clauses, and other protections of our technical knowledge to maintain our technological advantages in products and designs.

Protecting our intellectual property is a strategic focus of our business. Global Mofy China does not rely on intellectual property rights authorized by third parties for our business operation.

As of the date of this report, Global Mofy China has 3 registered trademarks, 1 registered domain name, and 44 registered copyrights. Xi’an Mofy has 5 registered copyrights.

As for the 3D digital assets, we convert and create them from real-world objects using our hardware and software in the Mofy Lab and therefore we have ownership over these assets. Currently, these 3D digital assets are not registered under any PRC laws or international intellectual property laws. Although these 3D digital assets are not registered, they are still protected under the PRC copyrights laws. We plan to register these 3D digital assets using part of the IPO proceeds.

Trademarks

Global Mofy China owns the following 3 registered trademarks.

No.	Trademark name	Application/ registration number	Application date	Application category	Trademark status
1	Mo Fei Shi Xiao (literally the Mofy Visual Effects)	56144678	May 18, 2021	Class 40	Registered
2	Mo Fei Ying Ye (literally the Mofy Movie Group)	56167214	May 18, 2021	Class 41	Registered
3	Huan Qiu Mo Fei (Literally the Global Mofy)	64536301	January 21, 2023	Class 41	Registered

Copyrights

Works copyright

No.	Works name	Registration number	Completion date of works	Registration date	Registration category	Copyright owner
1	Wu Gen Zhi Guo (literally the Rootless Country)	GZDZ-2018-A-00624455	July 20, 2018	September 25, 2018	Written Works	Global Mofy (Beijing) Technology Co., Limited
2	Ba Luo Tu (literally the Barlow Rabbit)	GZDZ-2021-F-00176083	January 27, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
3	Cai Hong Shou (literally the Rainbow Beast)	GZDZ-2021-F-00176086	November 26, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
4	Chou Chou Mei (literally the Less Good-looking But Cute Girl)	GZDZ-2021-F-00176084	January 19, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
5	Chou Chou Wa (literally the Less Good-looking But Cute Baby)	GZDZ-2021-F-00176085	January 16, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
6	Guan Jun Zhi Lu (literally the Road of Champion)	QZDZ-2021-F-00349474	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
7	Jian Bao Jin Tong (literally the Golden Pupils For Identifying Treasures)	QZDZ-2021-F-00349234	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
8	Jin Yi Wei Mi Dang (literally the Secret Files of Royal Guards)	QZDZ-2021-F-00348994	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
9	Ling Dang (literally the Small Bells)	GZDZ-2021-F-00176081	January 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
10	Ru Lian Shi Tui Li Shi Jian Bu (literally the Mortician’s Reasoning Event Book)	QZDZ-2021-F-00348995	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
11	Wan Zi (literally the Meatballs)	GZDZ-2021-F-00176082	August 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
12	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010206	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
13	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010207	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
14	Zui Hou Yi Ge Shou Shan Ren (literally the Last Mountain Guard)	QZDZ-2021-F-00349235	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited

Software copyright

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
1	Global Mofy Maya Assets Batch Importing Plug-in System	V1.3	Global Mofy Maya Assets Batch Importing Plug-ins	2019SR1042371	October 14, 2019	RZDZ No. 4463128	Global Mofy (Beijing) Technology Co., Limited
2	Global Mofy Batch Renaming Software	V1.4	Global Mofy Batch Renaming	2019SR1036780	October 12, 2019	RZDZ No. 4457537	Global Mofy (Beijing) Technology Co., Limited
3	Global Mofy Management System for Project Working Time	V1.17	Global Mofy Project Working Time System	2019SR1034394	10/12/2019	RZDZ No. 4455151	Global Mofy (Beijing) Technology Co., Limited
4	Global Mofy 3dsMax Plug-in System for Polygon Conversion	V1.54	Global Mofy 3dsMax Plug-ins for Polygon Conversion	2019SR1034386	10/12/2019	RZDZ No. 4455143	Global Mofy (Beijing) Technology Co., Limited
5	Global Mofy 3dsMax Plug-in System for Batch Rendering	V1.12	Global Mofy 3dsMax Plug-ins for Batch Rendering	2019SR1029565	October 11, 2019	RZDZ No. 4450322	Global Mofy (Beijing) Technology Co., Limited
6	Network Technology System for Digital Vision	V1.0	—	2019SR0891875	8/27/2019	RZDZ No. 4312632	Global Mofy (Beijing) Technology Co., Limited
7	Global Mofy AI Visual Effect Platform	V1.0	—	2019SR0891498	August 27, 2019	RZDZ No. 4312255	Global Mofy (Beijing) Technology Co., Limited
8	Digital IP Image Storage System	V1.0	—	2019SR0891684	8/27/2019	RZDZ No. 4312441	Global Mofy (Beijing) Technology Co., Limited
9	Network Cloud Platform Based on AI We-media Resources	V1.0	—	2019SR0891876	8/27/2019	RZDZ No. 431233	Global Mofy (Beijing) Technology Co., Limited
10	Global Mofy Nuke Management System for Default Values of Node Attributes	V1.0	Global Mofy Nuke Management Tool for Default Values of Nodes	2019SR0824052	August 8, 2019	RZDZ No. 4244809	Global Mofy (Beijing) Technology Co., Limited
11	Global Mofy Nuke Plug-in System for Grid Effect Generation	V1.0	Global Mofy Nuke Plug-ins for Grid Effect Generation	2019SR0824061	8/8/2019	RZDZ No. 4244818	Global Mofy (Beijing) Technology Co., Limited
12	Global Mofy Nuke Plug-in System for Pixel Analysis	V1.0	Global Mofy Nuke Pixel Analysis Plug-ins	2019SR0824045	August 8, 2019	RZDZ No. 4244802	Global Mofy (Beijing) Technology Co., Limited
13	Global Mofy Nuke Batch Modification System for Node Attribute	V1.0	Global Mofy Nuke Batch Modification Tools for Attributes	2019SR0824707	8/8/2019	RZDZ No. 4245464	Global Mofy (Beijing) Technology Co., Limited

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
14	Global Mofy Nuke Plug-in System for Lens Halo	V1.0	Global Mofy Nuke Lens Halo Plug-ins	2019SR0797783	August 1, 2019	RZDZ No. 4218540	Global Mofy (Beijing) Technology Co., Limited
15	Global Mofy Nuke Project Management System	V1.0	Global Mofy Nuke Project Management	2019SR0797113	July 31, 2019	RZDZ No. 4217870	Global Mofy (Beijing) Technology Co., Limited
16	Global Mofy Nuke 2D Lighting Plug-in System	V1.0	Global Mofy Nuke 2D Lighting Plug-ins	2019SR0797404	7/31/2019	RZDZ No. 4218161	Global Mofy (Beijing) Technology Co., Limited
17	Global Mofy Nuke Plug-in System for Batch Rendering	V1.0	Global Mofy Nuke Batch Rendering Plug-ins	2019SR0797267	7/31/2019	RZDZ No. 4218024	Global Mofy (Beijing) Technology Co., Limited
18	Virtual Test Management Software	V1.0		2022SR1626810	12/29/2022	RZDZ No. 10581009	Global Mofy (Beijing) Technology Co., Limited
19	Virtual Operation Control System	V1.0		2022SR1626811	12/29/2022	RZDZ No. 10581010	Global Mofy (Beijing) Technology Co., Limited
20	Virtual Port Settings Software	V1.0		2022SR1626812	12/29/2022	RZDZ No. 10581011	Global Mofy (Beijing) Technology Co., Limited
21	Virtual Communication Access Software	V1.0		2022SR1619059	12/28/2022	RZDZ No. 10573258	Global Mofy (Beijing) Technology Co., Limited
22	Virtual Portal System	V1.0		2022SR1619058	12/28/2022	RZDZ No. 10573257	Global Mofy (Beijing) Technology Co., Limited
23	Virtual Platform Business Management System	V1.0		2022SR1614036	12/26/2022	RZDZ No. 10568235	Global Mofy (Beijing) Technology Co., Limited
24	Virtual Data Collection Management Software	V1.0		2022SR1614035	12/26/2022	RZDZ No. 10568234	Global Mofy (Beijing) Technology Co., Limited
25	Virtual Database Backup System	V1.0		2022SR1626813	12/29/2022	RZDZ No. 10581012	Global Mofy (Beijing) Technology Co., Limited
26	Virtual Asset Identification and Analysis Software	V1.0		2022SR1626952	12/29/2022	RZDZ No. 10581151	Global Mofy (Beijing) Technology Co., Limited
27	Virtual Asset Parameter Optimization Software	V1.0		2022SR1557543	11/22/2022	RZDZ No. 10511742	Global Mofy (Beijing) Technology Co., Limited
28	Virtual Asset Correction Software	V1.0		2022SR1517798	11/16/2022	RZDZ No. 10471997	Global Mofy (Beijing) Technology Co., Limited
29	Virtual Asset Visualization Ending System	V1.0		2022SR1517745	11/16/2022	RZDZ No. 10471944	Global Mofy (Beijing) Technology Co., Limited
30	Virtual Asset Conversion Software	V1.0		2022SR1520771	11/17/2022	RZDZ No. 10474970	Global Mofy (Beijing) Technology Co., Limited

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
31	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	V1.13	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	2019SR1435524	December 26, 2019	RZDZ No. 4856281	Xi’an Digital Cloud Library Technology Co., Ltd.
32	Digital Cloud Library 3dsMax Quick Rendering Plug-in System	V1.13	Digital Cloud Library 3dsMax Quick Rendering Plug-ins	2019SR1436175	12/26/2019	RZDZ No. 4856932	Xi’an Digital Cloud Library Technology Co., Ltd.
33	Digital Cloud Library Maya Plug-in System for Camera Distance Materials	V1.1	Digital Cloud Library Maya Camera Distance Materials	2019SR1439640	12/26/2019	RZDZ No. 4860397	Xi’an Digital Cloud Library Technology Co., Ltd.
34	Digital Cloud Library Maya View Watermark Plug-in System	V1.2	Digital Cloud Library Maya View Watermark Nodes	2019SR1437211	12/26/2019	RZDZ No. 4857968	Xi’an Digital Cloud Library Technology Co., Ltd.
35	Digital Cloud Library 3dsMax Vertex Light Plug-in System	V1.104	Digital Cloud Library 3dsMax Vertex Light Plug-ins	2019SR1437204	July 19, 2019	RZDZ No. 4857961	Xi’an Digital Cloud Library Technology Co., Ltd.

Domain

Global Mofy China has the right to use the following domain registration issued in the PRC:

Number	Domain Name	Owner
1	globalmofy.cn	Global Mofy (Beijing) Technology Co., Limited

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we believe we are one of the leading digital asset banks in China, which consists of more than 30,000 high precision 3D digital assets. High precision means 4K (4096*2160) resolution of movie precision. With our strong technology platform and industry track record, we are able to attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. We primarily operate in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing in the fiscal years ended September 30, 2022 and 2021. However, we did not have revenue from this line of business in the fiscal year ended September 30, 2023 and we planned to cease this line of business in the future.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 30,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and, items that can be licensed for use in virtual environment.

Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to continue to actively expand our digital asset bank and develop more digital asset products that we believe have more uses to serve this rapidly growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist metaverse companies in creating high quality virtual content.

Digital Marketing

Previously in fiscal year 2021, we primarily provided advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. Technical services under advertisement production uses the same technologies with our virtual technology service.

Following our business expansion to the new business line of digital asset development by the last quarter of fiscal year 2021 and the decision of focusing more on the higher margin business lines to better cope with the impact of the COVID-19 pandemic, we adjusted the business strategies for the digital marketing in the fiscal year 2022. Instead of providing integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement as in fiscal year 2021, we acted as an agent to purchase ad inventories and advertise services on behalf of the advertisers for the fiscal year 2022. We expect to continuously reduce the input in digital marketing business line, and the proportion of digital marketing of total revenues will further reduce in the future.

For the year ended September 30, 2023, our revenues were $26.89 million of which approximately 57% and 43% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2022, our revenues were $17.19 million of which approximately 73%, 4% and 23% were generated from our three lines of business, virtual technology service, digital marketing, digital assets development and others, respectively. For the year ended September 30, 2021, our revenues were $14.27 million of which approximately 47%, 43% and 10% were generated from our three lines of business, virtual technology service, digital marketing, digital asset development and others, respectively. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. Global Mofy China is in the process of adjusting its business and marketing strategies for the digital asset development and others for the year ended September 30, 2022. For the fiscal year ended September 30, 2023, 43% of our revenues were generated from the digital asset development and others.

We position ourselves as a comprehensive technology solutions provider that act as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We believe that our experienced management team are able to utilize the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Recent Developments

On December 29, 2023, the Company entered into certain securities purchase agreements (collectively, the “Purchase Agreement”) with certain institutional investors (the “Investors”) for a follow-on offering (the “Offering”) of $10 million of ordinary shares, par value $0.000002 per share and accompanying warrants at a price of $7.25 per ordinary share and accompany warrant (the “Purchase Price”). The Company issued a total of 1,379,313 ordinary shares and warrants for the purchase of up to 2,068,970 ordinary shares at an exercise price of $8.00 per share. As a result, the Company currently has 28,545,468 ordinary shares issued and outstanding.

On October 12, 2023, the Company closed its initial public offering (the “IPO”) of 1,200,000 ordinary shares at a price of $5.00 per share. Subsequent to the initial closing, the underwriter of the IPO also exercised its over-allotment option for the purchase of an additional 40,000 ordinary shares at a price of $5.00 per share. The Company had 27,166,155 ordinary shares issued and outstanding after the IPO.

On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which we issued 740,829, 740,829, and 444,497 ordinary shares, par value US$0.000002, of the Company to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). As of March 31, 2023, we have received the $9.4 million from these three investors.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 381,963 ordinary shares on a pro-rata basis, which were cancelled by the Company. On the same date, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into a share purchase agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP) (“Standard International Capital”) (the “Share Purchase Agreement”), pursuant to which we issued 381,963 ordinary shares of the Company, par value US$0.000002 each, to Standard International Capital, for an aggregate issue price of USD1,500,000.

On September 16, 2022, we amended our Memorandum and Articles of Association and effected a 1-to-5 stock split (“Stock Split”) of our ordinary shares. We had 5,130,631 ordinary shares issued and outstanding immediately prior to the Stock Split. After the Stock Split, there were 25,653,155 ordinary shares issued and outstanding. All shareholders then subsequently surrendered in an aggregative of 1,653,155 ordinary shares on a pro-rata basis, which were cancelled by the Company.

5.A. Operating Results.

Factors Affecting Our Results of Operations

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. The competitive position may be affected by, among other things, the scope of the products, the quality of solutions and abilities to customize our products to meet customers’ business needs. We believe that our proprietary technologies and research and development capabilities help us to develop products tailored to our customers and we are able to retain and develop business with existing customers and to attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect business and results of operations.

Government policies may impact our business and operating results.

We have not seen any significant impact of unfavorable government policies upon our business recently. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC. Unfavorable changes in government policies could materially and adversely affect our results of operations. We will seek to make adjustments as required if and when government policies shift.

Impact of COVID-19 on our business

Our business could be adversely affected by the effects of epidemics. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic — the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. We are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

During the years ended September 30, 2023, COVID-19 has had limited impact on our operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

Key Components of Results of Operations

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$26,889,911	100.0%	$17,188,293	100.0%	$9,701,618	56.4%
Cost of revenues	(12,357,934)	(46.0)%	(13,072,732)	(76.1)%	714,798	(5.5)%
Gross profit	14,531,977	54.0%	4,115,561	23.9%	10,416,416	253.1%

Operating expenses:
Selling expenses	(294,587)	(1.1)%	(153,822)	(0.9)%	(140,765)	91.5%
General and administrative expenses	(3,046,037)	(11.3)%	(1,041,330)	(6.1)%	(2,004,707)	192.5%
Research and development expenses	(3,546,155)	(13.2)%	(3,207,759)	(18.7)%	(338,396)	10.5%
Total operating expenses	(6,886,779)	(25.6)%	(4,402,911)	(25.4)%	2,483,868	56.4%

Income (loss) from operations	7,645,198	28.4%	(287,350)	(1.8)%	7,932,548	(2,760.6)%

Other income (expenses):
Interest income	41,230	0.2%	42,948	0.2%	(1,718)	(4.0)%
Interest expenses	(126,206)	(0.5)%	(74,888)	(0.4)%	(51,318)	68.5%
Other income, net	89,124	0.3%	54,049	0.3%	35,075	64.9%
Total other income, net	4,148	0.0%	22,109	0.1%	(17,961)	(81.2)%

Income (loss) before income taxes	7,649,346	28.4%	(265,241)	(1.5)%	7,914,587	(2,983.9)%
Income taxes expense	(1,098,087)	(4.1)%	—	0.0%	(1,115,344)	0.0%
Net income (loss)	6,551,259	24.3%	(265,241)	(1.5)%	6,816,500	(2,569.9)%

Revenue

We generate revenue primarily through virtual technology service and digital asset development. Total revenues increased by $9.7 million or 56.4%, from $17.2 million for the year ended September 30, 2022, to $26.9 million for the year ended September 30, 2023. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$15,382,324	57.2%	$12,536,957	72.9%	$2,845,367	22.7%
Digital marketing	—	—	632,070	3.7%	(632,070)	(100)%
Digital asset development and others	11,507,587	42.8%	4,019,266	23.4%	7,488,321	186.3%
Total	$26,889,911	100.0%	$17,188,293	100.0%	$9,701,618	56.4%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 57.2% and 72.9% of total revenues for the years ended September 30, 2023 and 2022, respectively. Revenues from virtual technology service increased by $2.8 million, or 22.7% from $12.5 million for the year ended September 30, 2022, to $15.4 million for the year ended September 30, 2023. Such increase was mainly driven by the recovery of the movie and TV industries boomed in China in recently two years led to an increase in the revenue contribution of movies and TV series projects. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and we kept strengthened our relationship with existing customers as most of the new customers were referred by the current customers.

Revenues from digital marketing

Revenues from digital marketing accounted for 0.0% and 3.7% of total revenues for the years ended September 30, 2023 and 2022, respectively. The decrease is primarily due to the fact that we adjusted the business mechanisms for the digital marketing in the fiscal year 2022 followed by our important business strategy expansion to the new business line of digital asset development and to focus more on the higher margin business lines. We earned net fees from advertisers by acting as an agent to purchase ad inventories and advertise services on behalf of the advertisers for the fiscal year 2022. We recognized revenues over the contracted service period. Pursuant to the agreement signed in 2022, we are not principal in these arrangements as we do not obtain control of ad inventories or advertising services, and therefore recorded net revenues which is the fee we charged.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 42.8% and 23.4% of total revenues for the years ended September 30, 2023 and 2022, respectively. Revenues from digital assets development and others increased by $7.5 million from $4.0 million for the year ended September 30, 2022, to $11.5 million for the year ended September 30, 2023. Such increase was mainly driven by the boom of the concept of the metaverse and our business strategies of expanding the new digital asset development continuously and focusing more on the higher margin business line. Additionally, we have expanded and reached out to new customers in game production and cultural tourism business in this year, which also contribute to our significant increase in revenue from digital asset development revenue. We enter into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. In the future, we will contribute more resources in this business line and the proportion of digital asset development of total revenues is expected to further increase.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues decreased by $0.7 million or 5.5%, from $13.1 million for the year ended September 30, 2022, to $12.4 million for the year ended September 30, 2023. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended September 30, 2023 and 2022:

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$9,616,594	77.8%	$9,512,606	72.8%	$103,988	1.1%
Digital marketing	—	—	370,229	2.8%	(370,229)	(100.0)%
Digital asset development and others	2,741,340	22.2%	3,189,897	24.4%	(448,557)	(14.1)%
Total	$12,357,934	100.0%	$13,072,732	100.0%	$(714,798)	(5.5)%

Cost of revenues for virtual technology service increased by $0.1 million, or 1.1%, from $9.5 million for the year ended September 30, 2022 to $9.6 million for the year ended September 30, 2023. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues was varied in accordance with different projects.

Cost of revenues for digital marketing was $nil for the year ended September 30, 2023 primarily due to we do not have this revenue stream for this year. In 2022, we entered into agency agreements with customers and no longer needs to incur significant cost related to the purchases and development of ad inventories and advertise services from other service providers. We are not a principal in these arrangements as we do not obtain control of ad inventories or advertising services, and therefore recorded net fees which is the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

Cost of revenues for digital asset development and others decreased by $0.4 million, or 14.1%, from $3.2 million for the year ended September 30, 2022 to $2.7 million for the year ended September 30, 2023. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights and digital assets and out-sourced production and development services. The decrease in cost of revenues was mainly due to the Company acquired less complex digital assets from external suppliers in the current fiscal year which reduced the overall development and related cost.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit increased by $10.4 million, or 252.4% from $4.1 million for the year ended September 30, 2022 to $14.5 million for the year ended September 30, 2023. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the years ended September 30, 2023 and 2022:

	For the Years Ended September 30,
	2023		2022		Variance
	Gross profit	GM%	Gross profit	GM%	Amount	%
Virtual technology service	$5,765,730	37.5%	$3,024,351	24.1%	$2,741,379	90.6%
Digital marketing	—	—	261,841	41.4%	(261,841)	(100.0)%
Digital asset development and others	8,766,247	76.2%	829,369	20.6%	7,936,878	957.0%
Total	$14,531,977	54.0%	$4,115,561	23.9%	$10,416,416	253.1%

The gross margin increased from 23.9% for the year ended September 30, 2022 to 54.0% for the year ended September 30, 2023, which was mainly because that (i) the gross profits margin for virtual technology services increased from 24.1% for the years ended September 30, 2022 to 37.5% for the years ended September 30, 2023. Gross margin varied in accordance with different projects. The increase in gross margin for virtual technology services is primarily due to completion of additional higher margin projects in the year ended September 30, 2023 as compared to the prior fiscal year; and (ii) the gross profits margin for digital asset development business and others was 76.2% for the year ended September 30, 2023. The margin of digital asset development and others are normally higher than our traditional virtual technology services. The increase in gross margin of this business line is primarily because the Company made technical processing on outsourced simple digital assets and sold out as higher margin assets.

Operating Expenses

Operating expenses increased by $2.5 million, or 56.4%, from $4.4 million for the year ended September 30, 2022, to $6.9 million for the year ended September 30, 2023. The change was primarily caused by the increase of $2.0 million in general and administrative expenses and the increase of $0.3 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses increased by $0.1 million, or 91.5%, from $0.2 million for the year ended September 30, 2022 to $0.3 million for the year ended September 30, 2023. Due to industry characteristic, our customer acquisition mainly relies on accumulated reputation in industry and internal recommendations, and there is no direct correlation between selling expenses and revenue growth. Selling expenses represent 1.1% and 0.9% of total revenues for the years ended September 30, 2023 and 2022, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $2.0 million, or 192.5%, from $1.0 million for the year ended September 30, 2022 to $3.0 million for the year ended September 30, 2023. The increase was mainly due to increased professional service fees of $0.7 million in relation to our initial public offering and provision for doubtful accounts of $1.3 million. General and administrative expenses represent 11.3% and 6.1% of total revenues for the years ended September 30, 2023 and 2022, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses are expensed when incurred. Research and development expenses increased by $0.3 million, or 10.5%, to $3.5 million for the year ended September 30, 2023, from $3.2 million for the same period in 2022. This slight increase is primarily due to we had less ongoing research and development projects as we substantially completed our initial development of the digital assets related techniques.

Interest income

Interest income primarily arise from the loans to third parties. Interest income decreased by $1,718, or 4.0%, to $41,230 for the year ended September 30, 2023, from $42,948 for the year ended September 30, 2022.

Interest expenses

Interest expenses primarily arise from bank loans. Interest expenses increased by $51,318, or 68.5%, to $126,206 for the year ended September 30, 2023, from $74,888 for the year ended September 30, 2022, which was mainly attributable to an increase of $1.6 million in average outstanding borrowings from banks.

Income tax expense

We recorded an income tax expense of $1.1 million for the year ended September 30, 2023, compared to an income tax expense of $nil for the year ended September 30, 2022, due to that Global Mofy China and Kashi Mofy recorded a profit before income taxes for the year ended September 30, 2023.

Net Income

As a result of the foregoing, we recorded a net income of $6.6 million for the year ended September 30, 2023, as compared to a net loss of $0.3 million for the year ended September 30, 2022.

Comparison of Results of Operations for the Years Ended September 30, 2022 and 2021

The following table summarizes our results of operations for the years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended September 30,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$17,188,293	100.0%	$14,268,184	100.0%	$2,920,109	20.5%
Cost of revenues	(13,072,732)	(76.1)%	(10,990,076)	(77.0)%	(2,082,656)	19.0%
Gross profit	4,115,561	23.9%	3,278,108	23.0%	837,453	25.5%

Operating expenses:
Selling expenses	(153,822)	(0.9)%	(143,708)	(1.0)%	(10,114)	7.0%
General and administrative expenses	(1,041,330)	(6.1)%	(1,077,102)	(7.5)%	35,772	(3.3)%
Research and development expenses	(3,207,759)	(18.7)%	(661,134)	(4.6)%	(2,546,625)	385.2%
Total operating expenses	(4,402,911)	(25.4)%	(1,881,944)	(13.1)%	(2,520,967)	134.0%

(Loss) income from operations	(287,350)	(1.8)%	1,396,164	9.9%	(1,683,514)	(120.6)%

Other (expenses) income:
Interest income	42,948	0.2%	42,690	0.3%	258	0.6%
Interest expenses	(74,888)	(0.4)%	(25,183)	(0.2)%	(49,705)	197.4%
Other income, net	54,049	0.3%	10,488	0.1%	43,561	415.3%
Total other income, net	22,109	0.1%	27,995	0.2%	(5,886)	(21.0)%

(Loss) income before income taxes	(265,241)	(1.7)%	1,424,159	10.1%	(1,689,400)	(118.6)%

Income taxes expense	—	0.0%	(9,992)	(0.1)%	9,992	(100.0)%

Net (loss) income	(265,241)	(1.7)%	1,414,167	9.9%	(1,679,408)	(118.8)%

Revenue

We generate revenue primarily through virtual technology service, digital marketing and digital asset development and others. Total revenues increased by $2.9 million or 20.5%, from $14.3 million for the year ended September 30, 2021, to $17.2 million for the year ended September 30, 2022. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$12,536,957	72.9%	$6,722,143	47.1%	$5,814,814	86.5%
Digital marketing	632,070	3.7%	6,191,046	43.4	(5,558,975)	(89.8)%
Digital asset development and others	4,019,266	23.4%	1,354,995	9.5	2,664,271	196.6%
Total	$17,188,293	100.0%	$14,268,184	100.0%	$2,920,109	20.5%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 72.9% and 47.1% of total revenues for the years ended September 30, 2022 and 2021, respectively. Revenues from virtual technology service increased by $5.8 million, or 86.5% from $6.7 million for the year ended September 30, 2021, to $12.5 million for the year ended September 30, 2022. Such increase was mainly driven by the recovery of the movie and TV industries in China. Industries boom led to an increase in the revenue contribution of movies and TV series projects. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and we kept strengthened our relationship with existing customers as most of the new customers were referred by the current customers.

Revenues from digital marketing

Revenues from digital marketing accounted for 3.7% and 43.4% of total revenues for the years ended September 30, 2022 and 2021, respectively. Revenues from digital marketing decreased by $5.6 million, or 89.8% from $6.2 million for the year ended September 30, 2021, to $0.6 million for the year ended September 30, 2022, is primarily due to the fact that we adjusted the business mechanisms for the digital marketing in the fiscal year 2022 followed by our important business strategy expansion to the new business line of digital asset development and to focus more on the higher margin business lines. Instead of providing integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement as in fiscal year 2021, we earned net fees from advertisers by acting as an agent to purchase ad inventories and advertise services on behalf of the advertisers for the fiscal year 2022. We recognized revenues over the contracted service period. Pursuant to the agreement signed in 2022, we are not principal in these arrangements as we do not obtain control of ad inventories or advertising services, and therefore recorded net revenues which is the fee we charged. In the future, we expect to further reduce the proportion of digital marketing of total revenues to be consistent with our business strategies of expanding the new digital asset development continuously and focusing more on the higher margin business lines.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 23.4% and 9.5% of total revenues for the years ended September 30, 2022 and 2021, respectively. Revenues from digital assets development and others increased by $2.7 million, or 196.6% from $1.4 million for the year ended September 30, 2021, to $4.0 million for the year ended September 30, 2022. We started to generate revenues from the digital asset development in the second quarter of 2021. Such increase was mainly driven by the boom of the concept of the metaverse. In the future, we will contribute more resources in this business line and the proportion of digital asset development of total revenues is expected to further increase.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $2.1 million or 19.0%, from $11.0 million for the year ended September 30, 2021, to $13.1 million for the year ended September 30, 2022. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended September 30, 2022 and 2021:

	For the Years Ended September 30,
	2022		2021		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$9,512,606	72.8%	$5,204,186	47.4%	$4,308,420	82.8%
Digital marketing	370,229	2.8%	5,716,527	52.0	(5,346,298)	(93.5)%
Digital asset development and others	3,189,898	24.4%	69,363	0.6	3,120,535	4,498.9%
Total	$13,072,732	100.0%	$10,990,076	100.0%	$2,082,657	19.0%

Cost of revenues for virtual technology service increased by $4.3 million, or 82.8%, from $5.2 million for the year ended September 30, 2021 to $9.5 million for the year ended September 30, 2022. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The increase in cost of revenues was primarily due to an increase in in line with increased revenue as our business expansion.

Cost of revenues for digital marketing decreased to $0.4 million for the year ended September 30, 2022 from $5.7 million for the same period in 2021, primarily due to we entered into agency agreements with customers and no longer needs to incur significant cost related to the purchases and development of ad inventories and advertise services from other service providers as we did in the same period in 2021. We are not a principal in these arrangements as we do not obtain control of ad inventories or advertising services, and therefore recorded net fees which is the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services. The cost of revenue was primarily comprised of salary and benefits incurred by staff responsible for advertisement production and out-sourced promotion services.

Cost of revenues for digital asset development and others increased by $3.1 million, or 4,498.9%, from $0.07 million for the year ended September 30, 2021 to $3.2 million for the year ended September 30, 2022, primarily due to the majority of IP licenses authorized are outsourced from third party service providers during the fiscal year 2022, rather than derived from the Company’s self-developed virtual content production in the same period in 2021. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights and digital assets and out-sourced production and development services.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit increased by $0.8 million, or 25.5% from $3.3 million for the year ended September 30, 2021 to $4.1 million for the year ended September 30, 2022. Such increase was due to a $1.5 million increase in gross profit from virtual technology service, offset by a $0.2 million decrease in gross profit from digital marketing and a $0.5 million decrease in gross profit from digital asset development and others. The gross margin slightly increased from 23.0% for the year ended September 30, 2021 to 23.9% for the year ended September 30, 2022, which was mainly because that (i) the gross profits margin for virtual technology services slightly increased from 22.6% for the year ended September 30, 2021 to 24.1% for the year ended September 30, 2022; and the virtual technology services contributed 73.8% of the total gross profit for the year ended September 30, 2022; and (ii) the gross profits margin for digital asset development business and others decreased from 94.9% in 2021 to 20.6% in 2022 as the majority of IP licenses authorized are purchased from third party service providers during the fiscal year 2022, rather than derived from the Company’s self-developed virtual content production in the same period of 2021.

Operating Expenses

Operating expenses increased by $2.5 million, or 131.7%, from $1.9 million for the year ended September 30, 2021, to $4.4 million for the year ended September 30, 2022. The change was mainly caused by the increase of $2.5 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses increased by $10,114, or 7.0%, from $143,708 for the year ended September 30, 2021 to $153,822 for the year ended September 30, 2022. The increase was primarily due to an increase of $0.04 million in salary and benefits expenses as a result of an increase in the number of marketing department personnel, offset by a decrease of $0.03 million in business travel and entertainment expenses as we increased the utilization of online communication in response to the travel restrictions in China related to the resurgence of COVID-19 cases. Selling expenses represent 0.9% and 1.0% of total revenues for the years ended September 30, 2022 and 2021, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses decreased by $0.04 million, or 3.3%, from $1.1 million for the year ended September 30, 2021 to $1.0 million for the year ended September 30, 2022. The decrease was mainly due to a decrease of $0.09 million in business travel and entertainment expenses because we increased the utilization of online communication; decreased provision of doubtful accounts of $0.04 million for accounts receivable which was provided in accordance with the bad debt policy; offset by an increased professional service fees of $0.04 million in relation to our initial public offering. General and administrative expenses represent 6.1% and 7.5% of total revenues for the years ended September 30, 2022 and 2021, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses are expensed when incurred. Research and development expenses increased by $2.5 million, or 385.2%, to $3.2 million for the year ended September 30, 2022, from $0.7 million for the same period in 2021. This increase is primarily due to an increase in content production fees paid to the outsourcing service provider of $2.3 million for the development of certain non-core features and functions in the self-developed virtual contents projects.

Interest income

Interest income primarily arise from the loans to third parties. Interest income increased by $258, or 0.6%, to $42,948 for the year ended September 30, 2022, from $42,690 for the year ended September 30, 2021.

Interest expenses

Interest expenses primarily arise from short bank borrowings. Interest expenses increased by $49,705, or 197.4%, to $74,888 for the year ended September 30, 2022, from $25,183 for the year ended September 30, 2021, which was mainly attributable to an increase of $0.8 million in average outstanding borrowings from banks.

Income tax expense

We recorded an income tax expense of nil for the year ended September 30, 2022, compared to an income tax expense of $9,992 for the year ended September 30, 2021. This is due to that we incurred losses before income taxes in fiscal year 2022 and a full valuation reserve is provided as we expect we will not be able to utilize the deferred tax assets associated the operating losses generated in the current year before it expired. The decrease in income tax expense was in line with the decrease in taxable income in 2022.

Net (loss) income

As a result of the foregoing, we recorded a net loss of $0.3 million for the year ended September 30, 2022, as compared to a net income of $1.4 million for the year ended September 30, 2021.

5.B. Liquidity and Capital Resources.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, short-term borrowings from banks, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, funding from public offerings, if necessary, to ensure sufficient working capital. As of September 30, 2023, we had cash in the amount of $10.4 million and a total working capital of $12.1 million. As of September 30, 2023, we had accounts receivable of $3.4 million, a total of $1.6 million, or 44% of such accounts receivable balance has been collected as of the date of this report. As of September 30, 2023, we had bank loans of $2.4 million; management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. On November 15, 2022, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into an equity investment agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP), a segregated portfolio company organized and existing under the laws of the Cayman Islands (the “Investor”), pursuant to which the Investor agreed to invest $1.5 million in Global Mofy Cayman for 381,963 ordinary shares. On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which we issued 740,829, 740,829, and 444,497 ordinary shares of the Company, par value US$0.000002, to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023. In October 2023, the Company issued 1,240,000 ordinary shares, of which 1,200,000 shares related to the public offering, and 40,000 shares to an over-allotment arrangement, at $5.00 per share with net proceeds of approximately $5.2 million. In December 2023, the Company issued and sold 1,379,313 Ordinary Shares accompanying warrants to two mutual funds established in North America, at $7.25 per share for $10.0 million. The net proceeds of $8.9 million was received on January 4, 2024.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flows Analysis

For the Years Ended September 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2023	2022
Net cash provided by (used in) operating activities	$5,776,106	$(1,137,227)
Net cash (used in) investing activities	(7,732,107)	(166,176)
Net cash provided by financing activities	11,639,459	1,469,592
Effect of foreign exchange rate on cash	(381,942)	(118,819)
Net increase in cash	9,301,516	47,370
Cash at the beginning of the year	1,136,064	1,088,694
Cash at the end of the year	$10,437,580	$1,136,064

Operating Activities

Net cash provided by operating activities was $5.8 million for the year ended September 30, 2023, mainly derived from (i) a net income of $6.6 million adjusted for noncash depreciation and amortization of $0.4 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of $1.7 million because of the expansion of our business in this year; (b) an increase in advance to vendors of $0.8 million mainly for outsourced digital assets, which is in consistent with our business strategy of expanding the new digital asset development and contribute more resources in this business line. We expect to utilize these prepayments before the mid-year of 2024.

Net cash used in operating activities was $1.1 million for the year ended September 30, 2022, mainly derived from (i) a net loss of $0.3 million adjusted for noncash amortization of operating lease right-of-use assets of $151,863, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an decrease in accounts receivable of $3.6 million; (b) an increase in advance to vendors of $3.4 million for outsourced research and development of digital assets and the production of virtual content, which were not completed or delivered yet as of September 30, 2022; (c) a decrease in accounts payable of $1.8 million was mainly because we make payment in advance for the business of digital assets development and others during the fiscal year 2022; and (d) an increase in advance from customer of $0.7 million.

Investing Activities

Net cash used in investing activities amounted to $7.7 million for the year ended September 30, 2023, primarily consisting of collection of loans to related party of $0.2 million, partially offset by purchase of property and equipment of $9,782, purchase of intangible assets of $7.2 million and purchase of short-term investments of $0.8 million.

Net cash used in investing activities amounted to $0.2 million for the year ended September 30, 2022, primarily consisting of purchase of property and equipment of $28,839 and lend loans to related party of $0.2 million, partially offset by collection of loans to third parties of $61,039.

Financing Activities

Net cash provided by financing activities amounted to $11.6 million for the year ended September 30, 2023, primarily consisting of proceeds from bank loans of $2.5 million and capital contributions of $10.9 million from investors partially offset by repayments of bank loans of $1.5 million.

Net cash provided by financing activities amounted to $1.5 million for the year ended September 30, 2022, primarily consisting of capital contribution from a new investor of $2.0 million and proceeds from bank loans of $1.8 million, offset by repayment of third party loans of $1.2 million and repayment of bank loans of $1.2 million.

For the Years Ended September 30, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2022	2021
Net cash used in operating activities	$(1,137,227)	$(1,473,281)
Net cash used in investing activities	(166,176)	(81,189)
Net cash provided by financing activities	1,469,592	2,623,352
Effect of foreign exchange rate on cash	(118,819)	11,054
Net increase (decrease) in cash	47,370	1,079,936
Cash at the beginning of the year	1,088,694	8,758
Cash at the end of the year	$1,136,064	$1,088,694

Operating Activities

Net cash used in operating activities was $1.1 million for the year ended September 30, 2022, mainly derived from (i) a net loss of $0.3 million adjusted for noncash amortization of operating lease right-of-use assets of $151,863, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an decrease in accounts receivable of $3.6 million; (b) an increase in advance to vendors of $3.4 million for outsourced research and development of digital assets and the production of virtual content, which were not completed or delivered yet as of September 30, 2022; (c) a decrease in accounts payable of $1.8 million was mainly because we make payment in advance for the business of digital assets development and others during the fiscal year 2022; and (d) an increase in advance from customer of $0.7 million.

Net cash used in operating activities was $1.5 million for the year ended September 30, 2021, mainly derived from (i) a net income of $1.4 million adjusted for noncash depreciation and amortization of $23,140 and provision for doubtful accounts of $21,422, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase of $1.4 million of accounts payable because of the expansion of our business in the fiscal year 2021; (b) an increase in tax payable of $0.5 million due to more VAT incurred as a result of increase in revenues.; and (c) an increase in accounts receivable of $5.3 million as a result of business expansion.

Investing Activities

Net cash used in investing activities amounted to $0.2 million for the year ended September 30, 2022, primarily consisting of purchase of property and equipment of $28,839 and lend loans to related party of $0.2 million, partially offset by collection of loans to third parties of $61,039.

Net cash used in investing activities amounted to $81,189 for the year ended September 30, 2021, primarily consisting of purchase of property and equipment of $51,683 and lend loans to third parties of $0.5 million, partially offset by collection of loans to related parties and third parties of $0.1 million and $0.4 million, respectively.

Financing Activities

Net cash provided by financing activities amounted to $1.5 million for the year ended September 30, 2022, primarily consisting of capital contribution from a new investor of $2.0 million and proceeds from bank loans of $1.8 million, offset by repayment of third party loans of $1.2 million and repayment of bank loans of $1.2 million.

Net cash provided by financing activities amounted to $2.6 million for the year ended September 30, 2021, primarily consisting of proceeds from third party loans of $1.1 million, proceeds from bank loans of $1.1 million and capital contribution of $0.8 million, partially offset by repayment of bank loans of $0.3 million.

Contractual Obligations

As of September 30, 2023 our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Short-term bank loans	$2,442,609	$2,442,609	$—	$—	$—
Loans from third parties	$22,615	$22,615	$—	$—	$—
Operating Lease Obligations	849,714	293,040	556,674	—	—
Total	$3,314,938	$2,758,264	$556,674	$—	$—

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Policies and Management Estimates.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgement than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. We believe the following accounting policies involve critical estimates. For a detailed discussion of our significant accounting policies and related judgements, see “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.

Allowance for doubtful accounts receivable

We maintain an allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach for the year ended September 30, 2020 and has elected to apply it retrospectively for the year ended September 30, 2019. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual technology service for visual effect in movies, television series, animations, games, advertainments, tourisms, and AR/VR technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year. The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfy its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content are assets when they are developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development completed and control transfer occurred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment collected in advance based on the contract upon each milestone would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into two types of digital marketing contracts directly with customers. For one type of contracts, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations. The Company engages third-party advising distributor while providing the promotion services. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party distributors for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mille “CPM”) for online display. The amount of the revenue is the gross billing charged to the customers. Revenue is recognized on a CPM basis as impressions or clicks are delivered through the Group’s display of the advertisements in accordance with the revenue contracts.

The Company entered into another type of contracts with advertisers during the fiscal year 2022, pursuant to which, the Company earns net fees from advertisers by acting as an agent to purchase advertisement inventories and advertise services on behalf of the advertisers. The Company recognizes revenues over the contracted service period. The Company is not a principal in these arrangements as it does not obtain control of ad inventories or advertising services, and therefore recorded net revenues at the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither the criteria as stated in ASC 610-10-55-62 is met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets, however, these customers will not be contractually or practically required to use them. The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Income tax expenses

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our audited consolidated financial statements.87

Holding Company Structure

GMM is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in the PRC through our subsidiaries in PRC.

As a result, GMM’s ability to pay dividends may depend upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation does not materially affect our business or the results of operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Haogang Yang	33	Chief Executive Officer, Director, Chairman of the Board
Chen Chen	37	Chief Financial Officer, Director
Wenjun Jiang	39	Chief Technology Officer
Qing Li	41	Chief Operating Officer
Chi Chen(1)(2)(3)	45	Independent Director, Chair of Audit Committee
Rui Dong(1)(2)(3)	31	Independent Director, Chair of Nominating Committee
Xiaohong Qi(1)(2)(3)	50	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Haogang Yang, Chief Executive Officer, Director, Chairman of the Board

Mr. Haogang Yang has served as the CEO, Director and Chairman of Global Mofy Cayman since its inception and the CEO and Director of Global Mofy China since July 2017. From June 2014 to June 2017, he co-founded Hangzhou Shixingren Film Technology Co., Ltd. and was mainly responsible for the company’s strategic planning and business development. From August 2012 to May 2014, Mr. Yang served as the marketing supervisor of Shanghai Crystal Digital Technology Co., Ltd. and was mainly responsible for market, public relations and commercial services. Mr. Yang earned his Executive MBA degree from the Cheung Kong Graduate School of Business in 2020 and his bachelor’s degree in project management from Beijing Jiaotong University in 2019.

Chen Chen, Chief Financial Officer, Director

Mr. Chen Chen has served as the financial director of Global Mofy China since November 2022 and he is familiar with the Company’s operation. Mr. Chen has 10 years’ experience in financial management. From December 2020 to November 2022, he served as the financial director of Star Okay Super Order (Beijing) Network Technology Co., where he was mainly responsible for making financial decisions and managing the operation of the company. From December 2015 to September 2019, Mr. Chen worked as a financial director of Macrolink Holding Group, where he was primarily responsible for conducting major company financial decisions and overseeing daily business activities. From December 2013 to December 2015, he was a financial director of China Textile Information Center, where he was in charge of the preparation of company’s financial statements and financial business review and tax planning. From 2009 to August 2013, Mr. Chen worked at Angelantoni of Italy, Beijing branch, as a financial director, where he was mainly responsible for preparing company’s financial statements, handling export tax rebates, participating in company’s major business discussions, and issuing financial opinions. Mr. Chen obtained his bachelor’s degree from China Youth University of Political Studies in 2014, majoring in financial management.

Wenjun Jiang, Chief Technology Officer

Ms. Wenjun Jiang has been served as the Chief Technology Officer of Global Mofy Cayman since its inception and as the Chief Technology Officer and Director of Global Mofy China since June 2016. Ms. Jiang is concurrently a mentor of the Central Academy of Fine Arts. From April 2010 to June 2016, she was a project supervisor of Beijing Base Media International Visual Art Exchange Co., Ltd. (Base FX), in charge of virtual technology aspect. Prior to that, Ms. Jiang had more than 3 years of working experience in the virtual technology area. Ms. Jiang earned her bachelor’s degree in animation from Hebei University of Economics and Business in 2008.

Qing Li, Chief Operating Officer

Ms. Qing Li has been the Chief Operating Officer of Global Mofy Cayman since March 2021. From October 2018 to February 2021, she served as the General Manager of Beijing Shixing Universe Culture and Media Co., Ltd. and was mainly responsible for the company’s daily production, operation and management activities. Prior to that, Mr. Li served as a partner of Crystal Stone Education from July 2007 to September 2018 and mainly oversaw the company’s daily operation and management activities. At present, Ms. Li is taking the MBA program at Beijing Institute of Technology and earned her bachelor’s degree in interior design from the Beijing Construction University in 2006.

Chi Chen, Independent Director, Chair of Audit Committee

Mr. Chen is a financial professional with over 13 years of auditing and management experience. Mr. Chen specializes in S-1filing, U.S. GAAP and SEC compliance, and corporate risk control including SOX testing and compliance. Mr. Chen has been Risks and Controls manager of National Grid Plc., a U.S. and U.K. dual listed public company (NYSE: NGG; LSE: NG) since February 2020. From October 2015 to January 2020, Mr. Chen worked as the auditor in BDO USA LLP (New Jersey) and Grant Thornton LLP (New York) respectively, where he was involved extensively in S-1 filing, 10K and 10Q filings, and U.S. GAAP and SEC regulatory compliance for both private and public companies in the States. Prior to that, Mr. Chen has 6 years auditing experience in Australia at BDO Audit Pty Ltd (Australia) and Grant Thornton Adelaide (Australia) respectively. Mr. Chen graduated from University of Adelaide with a bachelor’s degree in Commerce in Accounting in 2007. Mr. Chen is a Certified Public Accountant (State of New York) and Chartered Accountant (Institute of Chartered Accountants of Australia and New Zealand). We believe that Mr. Chen is qualified to serve on our board by reasons of professional experiences and qualifications.

Rui Dong, Independent Director, Chair of Nominating Committee

Ms. Dong has 10 years of management experience in China. From May 2020 to December 2023, Ms. Dong served as the Director of the President’s Office at Xinnong Lihe Group Co., Ltd. In this capacity, she held regular meetings with company officers and managers to ensure the organization’s decisions were forward-thinking and strategic. Additionally, she played a key role in formulating the company’s management system. Before joining Xinnong Lihe Group, Ms. Dong was the Human Resources Business Partner of Beijing Sohu New Media Information Technology Co., Ltd from May 2017 to April 2020, where she was in charge of hiring, benefits, compliance and employee relations. Prior to that, Ms. Dong worked at China Duty Free Products (Group) Co., Ltd. as HR Administration Manager from August 2014 to May 2017, where she was responsible for corporate human resourcing duties. Ms. Dong earned her bachelor’s degree in marketing at Tianjin University of Commerce in 2014. We believe that Ms. Dong is qualified to serve on our board by reasons of professional experiences and qualifications.

Xiaohong Qi, Independent Director, Chair of Compensation Committee

Ms. Xiaohong Qi founded and established Shanghai Tongda Asset Management Co., Ltd. in December 2019, well-known domestic PE funds in China. As a founding partner, she reviews and decides on investment proposals together with the investments committee members. Prior that that, Ms. Qi had more than 8 years of interior design and management experiences in two architectural design firms, Shanghai United Architecture Design Co., Ltd. and Shanghai Tianhua Architectural Design Co., Ltd, respectively. Ms. Qi graduated from Qingdao University of Technology with a bachelor’s degree in Construction Engineering in 1997.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements

We have entered into an employment agreement with each of our executive officers. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The executive officer and employee director may resign at any time with an advance written notice.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2023, we paid an aggregate of RMB960,000 (approximately US$148,000), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended September 30, 2022, we paid an aggregate of RMB960,000 (approximately US$148,000), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended September 30, 2021, we paid an aggregate of RMB960,000 (approximately US$148,000), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Clawback Policy

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our Board of Directors consists of five (5) directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Provided that proper disclosure has been given to the directors as mentioned above, a director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

Our board of directors consists of five directors, three of whom shall be “independent” within the meaning of the corporate governance standards of Nasdaq. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

The Board has adopted an executive compensation recovery policy that recovers erroneously awarded incentive-based compensation if a company needs to prepare an accounting restatement due to the company’s noncompliance with any financial reporting requirement.

The Board has adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading.

The Board also adopted a corporate governance policy for its website content, as well as procedures for shareholder’s communication with directors. With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

Committees of the Board of Directors

We establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Chi Chen, Rui Dong, and Xiaohong Qi, and is chaired by Chi Chen. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Chi Chen qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Chi Chen, Rui Dong, and Xiaohong Qi, and is chaired by Xiaohong Qi. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors;

●	reviewing the compensation of our non-employee directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chi Chen, Rui Dong, and Xiaohong Qi, and is chaired by Rui Dong. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. Shareholders will be given specific information on how they can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

As of the date of this annual report, September 30, 2023, and September 30, 2022, we have 38, 38, and 31 full-time employees, respectively, in the following departments:

Departments	As of the date of this annual report	As of September 30, 2023	As of September 30, 2022
Management and Administration Department	16	16	8
Operation and Commerce Department	3	3	3
R & D Department – Mofy Lab	8	8	8
R & D Department – Others	11	11	12
Total	38	38	31

Global Mofy China’s employees are not protected by representatives of labor organizations and collective bargaining agreements. We believe that Global Mofy China maintains a good working relationship with our employees and we have not experienced any major labor disputes. According to the local laws and regulations, Global Mofy China is required to make contributions to the employee welfare plan based on specific percentages of employee salaries, bonuses and certain allowances, and the maximum amount is set by the local government from time to time. Global Mofy China participate in various employee social security programs organized by local governments and has paid social insurance for all employees, including housing provident fund and five types of social insurance including pension, medical care, work-related injury, unemployment, and maternity.

Global Mofy China strengthened staff training, implemented performance appraisal and other measures to improve staff monetization and work efficiency. We believe that Global Mofy China maintains a good relationship with our employees.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report for

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 28,545,468 ordinary shares issued and outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of the Date of this Annual Report
	Number	Percent
Directors and Executive Officers:
Haogang Yang(1)	12,723,036	44.57%
Chen Chen	—	—%
Wenjun Jiang(2)	746,330	2.62%
Qing Li	—	—%
Chi Chen	—	—%
Rui Dong	—	—%
Xiaohong Qi	—	—%
All directors and executive officers as a group (7 persons)	13,469,366	47.19%

5% Shareholders:
James Yang Mofy Limited(3)	10,913,894	38.23%
Lianhe Universe Holding Group Limited(4)	2,269,693	7.95%
New JOLENE&R L.P.(5)	1,809,142	6.34%

(1)	Haogang Yang beneficially owns 12,723,036 ordinary shares in total through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control over the 10,913,894 ordinary shares and through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Mr. Yang holds 75% interest and has voting and dispositive control to the 1,809,142 ordinary shares.

(2)	Wenjun Jiang beneficially owns 746,330 ordinary shares indirectly through New Jiang Wen Jun Limited, a company incorporated under the laws of the BVI and of which Ms. Jiang has voting and dispositive control.

(3)	Haogang Yang beneficially owns 10,913,894 ordinary shares indirectly through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control.

(4)	Dengrao Jia beneficially owns 2,269,693 ordinary shares indirectly through Lianhe Universe Holding Group Limited, a company incorporated under the laws of the BVI and of which Mr. Jia has voting and dispositive control.

(5)	Haogang Yang, Nan Zhang, Qing Li, and Jing Huang beneficially own 1,809,142 ordinary shares indirectly through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Haogang Yang holds 75% interest and has voting and dispositive control to the 1,809,142 ordinary shares.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees — 6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — 6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Jianru Yang	Business officer of the Company
Ms. Yang Li	Finance Controller of the Company
Mr. Yuchao Lu	Directly hold a 5.7% equity interest in the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Moxing Shangxing (Beijing) Technology Co., Ltd	Controlled by Mr. Jianru Yang
Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”)	Ms. Yang Li is finance controller of Mofy Hainan

Transactions with related parties

	For the Years Ended September 30,
	2023	2022
	US$	US$
Revenue earned from related parties
Mofy Filming (Hainan) Co., Ltd.	$—	$1,481,138

Service fees charged by related parties
Lianyungang Zongteng Film Studio	$—	$11,120

	For the Years Ended September 30,
	2022	2021
	US$	US$
Revenue earned from related parties
Mofy Filming (Hainan) Co., Ltd.	$1,439,596	$—
Moxing Shangxing (Beijing) Technology Co., Ltd	1,208,397	—
	$2,647,993	$—

Service fees charged by related parties
Lianyungang Zongteng Film Studio	$10,808	$16,028

Balances with related parties

As of September 30, 2023 and 2022, the balances with related parties were as follows:

	September 30, 2023	September 30 2022
Accounts receivable – Related Party
Moxing Shangxing (Beijing) Technology Co.	$—	298,587

Due from related party
Moxing Shangxing (Beijing) Technology Co.(a)	$—	182,751

(a)	As of September 30, 2022, the balance of $182,751 (or RMB1,300,000) represented the interest-free loan lent to Moxing Shangxing (Beijing) Technology Co., Ltd. for working capital purpose, with the maturity date of August 24, 2023. The loan was fully collected in December 2022.

Short-term bank loans guaranteed by the chairperson of the Company’s board of directors and CEO

On March 12, 2021, Global Mofy China entered into a loan agreement with Bank of Nanjing to obtain a loan of $155,198 (or RMB 1,000,000) for a term from March 12, 2021 to March 11, 2022. As of the date of this filing, Global Mofy China has fully repaid the total outstanding balance upon the maturity on March 11, 2022.

On July 29, 2021, Global Mofy China entered into another loan agreement with Bank of Nanjing to obtain a loan of $155,198 (or RMB 1,000,000) for a term from July 29, 2021 to July 28, 2022. Both of these loans bore a fixed annual interest rate of 6.08%. On July 29, 2022, the Company renewed the loan agreement with Bank of Nanjing to obtain a loan of $140,578 (or RMB1,000,000) for the period from July 29, 2022 to July 29, 2023 with an annual interest rate of 6%.

On March 31, 2022, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $315,492 (or RMB2,000,000) of loan for the period from March 31, 2022 to March 31, 2023 with an annual interest rate of 6.0%.

Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Mingxing Dong, guaranteed the repayment of the above three loans.

On November 14, 2021, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $126,197 (or RMB800,000) of loan for the period from November 14, 2021 to November 14, 2022 with an annual interest rate of 5.225%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company is required to make monthly interest payment with principal due at maturity. On July 8, 2022, the Company repaid loan in advance.

On July 27, 2022, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $728,056 (or RMB5,000,000) of loan for the period from July 27, 2022 to July 27, 2023 with a floating interest rate. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company is required to make monthly interest payment with principal due at maturity.

On March 17, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $274,123 (or RMB2,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with an annual interest rate of 6%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans.

On September 20, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $137,061 (or RMB1,000,000) of loan for the period from September 20, 2023 to September 20, 2024 with an annual interest rate of 5.5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans.

On March 30, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $411,184 (or RMB 3,000,000) for a term from March 30, 2023 to December 29, 2023 at a fixed annual interest rate of 4.35%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company repaid the loan in full upon maturity on December 29, 2023.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

As of the date of this annual report, we are not involved in any legal or administrative litigation that may have a material adverse effect on the company’s business, balance sheet, operating performance and cash flow.

We have taken measures to reduce the potential liability in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the necessary licenses and approvals required for our business operations in China from the relevant government departments, and these licenses and approvals are still valid.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after this offering. Therefore, we do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, and future prospects, and other factors the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Global Mofy HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations in China, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Global Mofy HK may be considered a non-resident enterprise for tax purposes, so that any dividends Global Mofy WFOE pays to Global Mofy HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 4.B. – Regulation—Regulations on Foreign Currency Exchange” and “Item 4.B. – Regulation—Regulations on Dividend Distribution.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “GMM.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (as amended), insofar as they relate to the material terms of our ordinary shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands, or the “Cayman Islands Companies Act,” on September 29, 2021. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Share

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determines otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Our authorized share capital is US$50,000 divided into 25,000,000,000 ordinary shares, par value US$0.000002 per share. Subject to the provisions of the Cayman Islands Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Shares

Provided that a transfer of ordinary shares complies with applicable rules of Nasdaq, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)	where the ordinary shares are unpaid or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 45 clear days after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 45 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least seven clear days’ notice of an annual general meeting or any other general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one third of the outstanding shares carrying the right to vote at such general meeting.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

Shareholders may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed and, unless and until so fixed, we are required to have a minimum of one director under Cayman Islands law and there will be no maximum number of directors.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and, unless and until so fixed, there shall be no shareholding qualification.

A director will hold office until her or his successor is duly elected and qualified, or until her or his earlier death, resignation or removal. A director may be removed by ordinary resolution of our shareholders at any time.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Under the articles, the office of a director shall be vacated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and the memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary any delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders or members of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of any thing to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Global Mofy Metaverse Limited’s ability to transfer cash to investors. See “Item 3 – Transfers of Cash to and from Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China.”

10.E. Taxation

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Jingtian & Gongcheng, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Global Mofy Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Global Mofy Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Global Mofy Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jingtian & Gongcheng, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such Classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended September 30, 2023 and 2022.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary share);

●	persons who acquired our ordinary share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary share; or

●	persons holding our ordinary share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary share in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary share.

Material Tax Consequences Applicable to U.S. Holders of Our ordinary share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary share. It is directed to U.S. Holders (as defined below) of our ordinary share and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our ordinary share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary share, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ordinary share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ordinary shares or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares or ordinary shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ordinary shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ordinary shares or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ordinary shares or ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary share and proceeds from the sale, exchange or redemption of our ordinary share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary share, subject to certain exceptions (including an exception for ordinary share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary share.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1 (File No. 333-268553), as amended, which registered 1,200,000 ordinary shares and was declared effective by the SEC on September 28, 2023, for our initial public offering, which completed on October 12, 2023, at an initial offering price of US$5.00 per ordinary share, (ii) the registration statement on Form F-1 (File No. 333-268553), as amended, which registered over-allotment options, for our initial public offering, which the underwriter exercised the over-allotment option partially to purchase an additional 40,000 ordinary shares, at the initial public offering price of US$5.00 per ordinary share, and (iii) the registration statement on Form F-1 (File No. 333-276277), as amended, which registered 1,379,313 ordinary shares and was declared effective by the SEC on December 28, 2023, for our follow-on offering, which completed on January 3, 2024, at an offering price of US$7.25 per ordinary share.

In connection with the issuance and distribution of the ordinary shares in our initial public offering and the exercise of the over-allotment options, our expenses incurred and paid to others totaled approximately US$1,300,000, which included US$434,000 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$4,900,000 from our initial public offering and the exercise of the over-allotment options.

In connection with the issuance and distribution of the ordinary shares in our follow-on offering, our expenses incurred and paid to others totaled approximately US$1,060,000, which included US$800,000 for placement agents discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$8,900,000 from our follow-on offering.

As of the date of this annual report, none of the net proceeds received from our initial public offering and follow-on offering is used. We still intend to use the proceeds as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and follow-on offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of September 30, 2023, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and we do not design and implement appropriate information technology general controls over our financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security, which of aggregated to a material weakness.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3.D. Risk Factors—Risks Relating to Our Business— If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as September 30, 2023 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Chi Chen, Rui Dong, and Xiaohong Qi, and is chaired by Chi Chen. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Chi Chen qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.globalmofy.cn/index.html.

Item 16C. Principal Accountant Fees and Services

Marcum Asia CPAs LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2023 and 2022. Audit services provided by Marcum Asia CPAs LLP for fiscal years ended September 30, 2023 and 2022 included the examination of the consolidated financial statements of the Company.

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2021. Audit services provided by Friedman LLP for fiscal years ended September 30, 2021 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended September 30,
Services	2021	2022	2023
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	—	—	301,200
Audit Fees(1) - Friedman LLP	—	239,609	—
Total	—	239,609	301,200

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors—Risks Related to Our Ordinary Share— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending September 30, 2024.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of Global Mofy Metaverse Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

2.1*	Description of Registrant’s Securities

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.2	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.3	Business Operation Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.4	Consultation and Service Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.5	Form of Share Pledge Agreement (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.6	Form of Exclusive Call Option Agreement (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.7	Form of Shareholder Voting Proxy Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.8	Employment Agreement with Haogang Yang (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.9	Employment Agreement between the Company and Chen Chen (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.10	Employment Agreement with Wenjun Jiang (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.11	Employment Agreement with Qing Li (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.12	Form of Agreement for Virtual Technology Service (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.13	Form of Agreement for Digital Marketing (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.14	Form of Agreement for Licensing Digital Asset (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.15	Form of Agreement with Suppliers (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.16	Form of Equity Transfer Agreement (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.17	Consulting and Service, Business Operation Termination Agreement dated July 8, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.18	Form of Termination Agreement between Global Mofy WFOE and each shareholder of Global Mofy China (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.19	Director Offer Letter with Chi Chen (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.20*	Director Offer Letter with Rui Dong

4.21	Director Offer Letter with Xiaohong Qi (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.22	Share Purchase Agreement, dated November 15, 2022 (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.23	Renewed Employment Agreement with Haogang Yang (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

11.1*	Code of Business Conduct and Ethics

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Global Mofy Metaverse Limited

By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

Date: January 31, 2024

GLOBAL MOFY METAVERSE LIMITED

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Global Mofy Metaverse Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Mofy Metaverse Limited (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

January 31, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Global Mofy Metaverse Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity (deficit) and cash flows of Global Mofy Metaverse Limited and its subsidiaries (collectively, the “Company”) for the year ended September 30, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

March 4, 2022, except for Note 11, as to which date is July 8, 2022, and Note 10, as to which date is November 23, 2022

We have served as the Company’s auditor since 2021.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2023	2022
	US$	US$
ASSETS
Current Assets
Cash	$10,437,580	$1,136,064
Short-term investments	780,000	—
Accounts receivable, net	3,286,330	2,101,665
Accounts receivable – related party	—	298,587
Advance to vendors	2,593,887	1,543,294
Due from related party	—	182,751
Loans receivable – current	287,829	295,213
Prepaid expenses and other current assets, net	507,336	395,842
Total current assets	17,892,962	5,953,416

Non-current assets
Property and equipment, net	34,431	37,806
Intangible assets	6,505,792	—
Operating lease right-of-use assets	954,771	147,099
Loans receivable – noncurrent	447,505	458,986
Advance to vendor – noncurrent	1,020,874	1,800,000
Prepaid expenses and other non-current assets, net	262,986	129,222
Total non-current assets	9,226,359	2,573,113
Total Assets	$27,119,321	$8,526,529

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$2,442,609	$1,532,073
Loans from third parties	22,615	108,245
Accounts payable	531,091	952,249
Advance from customers	345,838	1,154,100
Tax payable	1,555,059	474,370
Accrued expenses and other liabilities	555,440	327,641
Operating lease liabilities – current	293,040	120,418
Total current liabilities	5,745,692	4,669,096

Non-current Liabilities
Loan from third party, noncurrent	—	107,542
Operating lease liabilities – noncurrent	556,674	—
Total non-current liabilities	556,674	107,542
Total Liabilities	6,302,366	4,776,638

Commitments

Equity:
Ordinary shares (US$0.000002 par value, 25,000,000,000 shares authorized, 25,926,155 and 23,618,037 shares issued and outstanding as of September 30, 2023 and 2022, respectively)*	52	47
Additional paid-in capital	16,035,229	5,112,181
Statutory reserves	368,271	39,620
Accumulated earnings (deficit)	5,158,115	(1,065,072)
Accumulated other comprehensive (loss)	(604,182)	(193,324)
Total Global Mofy Metaverse Limited shareholders’ equity	20,957,485	3,893,452
Non-controlling interests	(140,530)	(143,561)
Total equity	20,816,955	3,749,891
Total liabilities and equity	$27,119,321	$8,526,529

*	Retrospectively restated for effect of stock split and share reorganization (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended September 30,
	2023	2022	2021
	US$	US$	US$
Revenue
Revenue from third parties	$26,889,911	$14,540,300	$14,268,184
Revenue from related parties	—	2,647,993	—
Revenue	26,889,911	17,188,293	14,268,184
Cost of revenue	(12,357,934)	(13,072,732)	(10,990,076)
Gross profit	14,531,977	4,115,561	3,278,108

Operating expenses:
Selling expenses	(294,587)	(153,822)	(143,708)
General and administrative expenses	(3,046,037)	(1,041,330)	(1,077,102)
Research and development expenses	(3,546,155)	(3,207,759)	(661,134)
Total operating expenses	(6,886,779)	(4,402,911)	(1,881,944)

Income (loss) from operations	7,645,198	(287,350)	1,396,164

Other (expenses) income:
Interest income	41,230	42,948	42,690
Interest expenses	(126,206)	(74,888)	(25,183)
Other income, net	89,124	54,049	10,488
Total other income, net	4,148	22,109	27,995

Income (loss) before income taxes	7,649,346	(265,241)	1,424,159
Income tax expense	(1,098,087)	—	(9,992)
Net income (loss)	6,551,259	(265,241)	1,414,167
Net (loss) income attributable to non-controlling interest	(579)	1,981	(2,295)
Net income (loss) attributable to Global Mofy Metaverse Limited	$6,551,838	$(267,222)	$1,416,462

Comprehensive income (loss)
Net income (loss)	$6,551,259	$(265,241)	$1,414,167
Foreign currency translation (loss) gain	(407,248)	(198,124)	7,983
Total comprehensive income (loss)	6,144,011	(463,365)	1,422,150
Comprehensive income attributable to non-controlling interests	3,031	2,304	4,259
Comprehensive income (loss) attributable to Global Mofy Metaverse Limited	$6,140,980	$(465,669)	$1,417,891

Earnings (loss) per common share
– Basic and diluted*	$0.26	$(0.01)	$0.06

Weighted average number of common shares outstanding
– Basic and diluted*	25,021,246	23,441,484	23,015,777

*	Retrospectively restated for effect of stock split and share reorganization (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares*		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total Equity
	Shares	Amount	capital	reserves	deficit	income (loss)	interests	(deficit)
		US$	US$	US$	US$	US$	US$	US$
Balance as of October 1, 2020	23,015,777	$46	$2,293,919	$650	$(2,175,342)	$3,694	$(150,124)	$(27,157)
Capital contribution	—	—	818,263	—	—	—	—	818,263
Net income (loss) for the year	—	—	—	—	1,416,462	—	(2,295)	1,414,167
Appropriation to statutory reserve	—	—	—	38,970	(38,970)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	1,429	6,554	7,983
Balance as of September 30, 2021	23,015,777	$46	$3,112,182	$39,620	$(797,850)	$5,123	$(145,865)	$2,213,256
Capital contribution	602,260	1	1,999,999	—	—	—	—	2,000,000
Net (loss) income for the year	—	—	—	—	(267,222)	—	1,981	(265,241)
Appropriation to statutory reserve	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(198,447)	323	(198,124)
Balance as of September 30, 2022	23,618,037	$47	$5,112,181	$39,620	$(1,065,072)	$(193,324)	$(143,561)	$3,749,891

Capital contribution	2,308,118	5	10,923,048	—	—	—	—	10,923,053
Net income (loss) for the year	—	—	—	—	6,551,838	—	(579)	6,551,259
Appropriation to statutory reserve	—	—	—	328,651	(328,651)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(410,858)	3,610	(407,248)
Balance as of September 30, 2023	25,926,155	$52	$16,035,229	$368,271	$5,158,115	$(604,182)	$(140,530)	$20,816,955

*	Retrospectively restated for effect of stock split and share reorganization (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the Years Ended September 30,
	2023	2022	2021
	US$	US$	US$
Cash flows from operating activities
Net income (loss)	$6,551,259	$(265,241)	$1,414,167
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	439,279	27,852	23,140
Amortization of operating lease right-of-use assets	184,427	151,863	147,482
Provision for doubtful accounts, net of recovery	1,204,551	(16,084)	21,422

Changes in operating assets and liabilities:
Accounts receivable, net	(1,684,402)	3,565,011	(5,302,583)
Accounts receivable – related party	301,136	(324,116)	—
Advances to vendors	(766,921)	(3,356,195)	662,025
Prepaid expenses and other current assets	1,518,313	(16,901)	(323,016)
Prepaid expenses and other noncurrent assets	(65,892)	61,142	—
Accounts payable	(411,037)	(1,823,331)	1,405,228
Advance from customers	(809,364)	738,642	49,877
Taxes payable	1,129,748	29,585	485,017
Accrued expenses and other liabilities	(1,549,218)	281,003	33,716
Lease liabilities	(265,773)	(190,457)	(89,756)
Net cash provided by (used in) operating activities	5,776,106	(1,137,227)	(1,473,281)

Cash flows from investing activities
Purchase of property and equipment	(9,782)	(28,839)	(51,683)
Purchase of intangible assets	(7,156,636)	—	—
Purchase of short-term investments	(750,000)	—	—
Collection of loans to related parties	184,311	—	112,644
Loans to third parties	(2,400,000)	—	(501,752)
Loans to related party	—	(198,376)	—
Collection of loans to third parties	2,400,000	61,039	359,602
Net cash used in investing activities	(7,732,107)	(166,176)	(81,189)

Cash flows from financing activities
Borrowings from third parties	(217,629)	234,237	1,060,364
Repayments of third parties loans	23,393	(1,243,667)	—
Proceeds from short-term bank loans	2,526,658	1,785,143	1,059,849
Repayments of short-term bank loans	(1,545,149)	(1,174,487)	(302,583)
Deferred offering cost	(70,867)	(131,634)	—
Capital contributions	10,923,053	2,000,000	805,722
Net cash provided by financing activities	11,639,459	1,469,592	2,623,352
Effect of foreign exchange rate on cash	(381,942)	(118,819)	11,054
Net increase in cash	9,301,516	47,370	1,079,936
Cash at the beginning of the year	1,136,064	1,088,694	8,758
Cash at the end of the year	$10,437,580	$1,136,064	$1,088,694

Supplemental disclosures of cash flow information:
Income taxes paid	$258	$—	739
Interest paid	$126,206	$74,888	$25,183

Non-cash transactions of investing and financing activities:
Initial recognition of right-of-use assets	$1,022,582	$—	$313,741

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Global Mofy Metaverse Limited (“Global Mofy Cayman”) was incorporated on September 29, 2021 under the laws of the Cayman Islands with limited liability.

Global Mofy Cayman owns 100% of the equity interests of Global Mofy HK Limited (“Global Mofy HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on October 21, 2021.

Global Mofy HK owns 100% of the equity interests of Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) on December 09, 2021.

Global Mofy Cayman, Global Mofy HK, and Global Mofy WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the main operating activities of the Company were carried out by Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively. On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third-party individual and transferred its 100% equity interest in Mofy Hainan for consideration of RMB1. Such transferring was completed on December 3, 2021. Mofy Hainan has no active business operation since its inception on January 4, 2021.

In preparation for listing in a stock market of the United States of America, the Company underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from January 5, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. In June, 2022, the Company removed the radio and television program production from its business scope and the reason to use the VIE structure was no longer relevant. Historically, the Company did not produce any radio or television program.

On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. Immediately before this acquisition, Global Mofy China was a foreign-invested joint venture.

Global Mofy Cayman together with its wholly owned subsidiaries Global Mofy HK, Global Mofy WFOE and Global Mofy China and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

Global Mofy Cayman and its subsidiaries (the “Company”), mainly engaged in providing virtual content production and online advertising services. The Company’s headquarters are located in the city of Beijing, China.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As of September 30, 2023, the Company’s major subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 09, 2021	PRC	100%	Investment holding
Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”)	April 03, 2023	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Xi’an Shuzi Yunku Technology Co., Ltd (Xi’an Mofy)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy)	February 7, 2018	PRC	60%	Virtual technology service

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c) Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(a) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 40% and 40% ownership interest in Beijing Mofy and Xi’an Mofy as of September 30, 2023 and 2022, respectively.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Comprehensive Income (Loss) to distinguish the interests from that of the Company.

(b) Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(c) Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The Company maintains most of the bank accounts in mainland China.

(d) Short-term investments

Short-term investments consist of wealth management products issued by private equity fund. During the year ended September 30, 2023, the Company purchased certain wealth management products through private equity fund and accounted for such investments as “short-term investments” and measure the investments at fair value. The Company had a unrealized gain of $30,000 in investments for the year ended September 30, 2023.

(e) Accounts receivable, net

Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation expense was $514,161 and $27,852 for the years ended September 30, 2023 and 2022, respectively.

Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3 years
Leasehold improvement	Shorter of lease terms and estimated useful lives

(g) Intangible assets, net

Intangible assets are digital assets acquired from third-party suppliers, which mainly includes 3D models with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic live.

Estimated useful lives are as follows:

Category	Estimated useful lives
Licensed digital assets	3-5 years

(h) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2023 and 2022.

(i) Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures, (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to vendors, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The following table presents the balance of assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
As of September 30, 2023
Short-term investments	$—	$780,000	$—
Total	$—	$780,000	$—

	Level 1	Level 2	Level 3
As of September 30, 2022
Short-term investments	$—	$—	$—
Total	$—	$—	$—

(j) Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended September 30, 2023 and 2022.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

(k) Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach for the year ended September 30, 2020 and has elected to apply it retrospectively for the year ended September 30, 2019. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual content production for visual effect in movies, television series, animations, games, advertisement, tourism, and augmented reality (“AR”) and virtual reality (“VR”) technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfy its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content are assets when they are developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development completed and control transfer occurred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment collected in advance based on the contract upon each milestone would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into two types of digital marketing contracts directly with customers. For one type of contracts, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations. The Company engages third-party advising distributor while providing the promotion services. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party distributors for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mille “CPM”) for online display.

The amount of the revenue is the gross billing charged to the customers. Revenue is recognized on a CPM basis as impressions or clicks are delivered through the Group’s display of the advertisements in accordance with the revenue contracts.

The Company entered into another type of contracts with advertisers during the fiscal year 2022. Pursuant to which, the Company earns net fees from advertisers by acting as an agent to purchase advertisement inventories and advertise services on behalf of the advertisers. The Company recognizes revenues over the contracted service period. The Company is not a principal in these arrangements as it does not obtain control of ad inventories or advertising services, and therefore recorded net revenues at the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither the criteria as stated in ASC 610-10-55-62 is met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets, however, these customers will not be contractually or practically required to use them. The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Disaggregation of revenue

The following table summarized disaggregated revenue for the years ended September 30, 2023, 2022 and 2021:

	For the Years Ended September 30,
	2023	2022	2021
	US$	US$	US$
Category of Revenue
Virtual technology service	$15,382,324	$12,536,957	$6,722,143
Digital marketing	—	632,070	6,191,046
Digital asset development and others	11,507,587	4,019,266	1,354,995
	$26,889,911	$17,188,293	$14,268,184
Timing of Revenue Recognition
Services transferred at a point in time	$26,889,911	$16,556,223	$8,077,138
Services transferred over time	—	632,070	6,191,046
	$26,889,911	$17,188,293	$14,268,184

Revenue recognized on gross basis	$26,889,911	$16,556,223	$14,268,184
Revenue recognized on net basis	—	632,070	—
	$26,886,911	$17,188,293	$14,268,184

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advance from customers and are recognized into revenue as the Company satisfies its performance obligations. As of September 30, 2023 and 2022, the balance of advance from customers amounted to $345,838 and $1,154,100, respectively. Substantially all of advance from customers will be recognized as revenue during the Company’s following fiscal year.

(l) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, amortization cost of intangible assets, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the consolidated statement of comprehensive income (loss) as incurred.

(m) Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

(o) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the development phase subsequent to establishing technological feasibility of such IP are capitalized. During the fiscal years ended September 30, 2023, 2022 and 2021, as no such costs qualified for capitalization, all of the cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

(p) Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended September 30, 2023, 2022 and 2021.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company and its wholly-owned subsidiaries to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. As of September 30, 2023 and 2022, there were $1,066,949 and $nil respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate.. As of September 30, 2023, income tax returns for the tax years ended December 31, 2018 through December 31, 2022 remain open for statutory examination.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross sales or service price charged to customers is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income (loss). All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

(r) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended September 30, 2023 and 2022, there were no dilutive shares.

(s) Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements have been translated into the reporting currency, US$. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains and losses from foreign currency transactions and balances are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	September 30, 2023	September 30, 2022
Year-end spot rate	7.2960	7.1135

	For the Years Ended September 30,
	2023	2022	2021
Average rate	7.0553	6.5532	6.5072

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future cash net cash flow and make more informed judgements about the Company in a whole.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(u) Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman. As of September 30, 2023 and 2022, cash balances in the PRC are $10,195,088 and $1,131,886, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from services rendered to customers that are located in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its accounts receivable with specific customers.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Customers

For the year ended September 30, 2023, one customer accounted for approximately 10% of total revenues. As of September 30, 2023, the balance due from four customers accounted for approximately 23%, 16%, 16% and 15% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2022, two customers accounted for approximately 20% and 17% of total revenues, respectively. As of September 30, 2022, the balance due from three customers accounted for approximately 42%, 24% and 21% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2021, three customers accounted for approximately 20%, 10% and 10% of total revenues, respectively.

Major Suppliers

For the year ended September 30, 2023, three suppliers accounted for approximately 23%, 13% and 12% of the total purchases, respectively. As of September 30, 2023, two suppliers accounted for approximately 26% and 21% of the Company’s accounts payable, respectively.

For the year ended September 30, 2022, four suppliers accounted for approximately 32%, 19%, 17% and 10% of the total purchases, respectively. As of September 30, 2022, three suppliers accounted for approximately 37%, 22% and 12% of the Company’s accounts payable, respectively.

For the year ended September 30, 2021, three suppliers accounted for approximately 24%, 12% and 10% of the total purchases, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Impact of COVID-19 Outbreak

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic — the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

During the year ended September 30, 2023, COVID-19 has had limited impact on the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after September 15, 2019 for issuers and September 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after September 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU on October 1, 2023 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For public entity with single reportable segment, the Update requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company will adopt this ASU on October 1, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2026. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2023	2022
	US$	US$
Accounts receivable	$3,682,126	$2,106,445
Less: allowance for doubtful accounts	(395,796)	(4,780)
Accounts receivable, net	$3,286,330	$2,101,665

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The movement of allowance of doubtful accounts is as follows:

	As of September 30,
	2023	2022
	US$	US$
Balance at beginning of the year	$4,780	$21,635
Addition	404,595	45,649
Write-off	—	(61,734)
Foreign exchange translation	(13,579)	(770)
Balance at end of the year	$395,796	$4,780

NOTE 4 — ADVANCE TO VENDORS

Advance to vendors consisted of the following:

	As of September 30,
	2023	2022
	US$	US$
Prepayments for virtual technology services	$277,952	$567,736
Prepayments for digital marketing	—	400,042
Prepayments for digital assets development	3,723,351	2,375,516
Subtotal	4,001,303	3,343,294
Less: allowance for doubtful accounts	(386,542)	—
	3,614,761	3,343,294
Less: advance to vendors - noncurrent	1,020,874	1,800,000
Advance to vendors – current	$2,593,887	$1,543,294

Advance to vendors primarily consisted of prepayments for virtual technology services, digital marketing and digital assets development outsourced to third party vendors. As of September 30, 2023 and 2022, allowance recorded of $386,542 and $nil, respectively. As of September 30, 2023, $1,020,874 advances made to one vendor for digital assets to be acquired was expected to be utilized after 1 year from September 30, 2023 and before February 8, 2025. The balance is recorded advance to vendor — noncurrent in the balance sheets.

NOTE 5 — LOANS RECEIVABLE, NET

Loans receivable, net consisted of the following:

	As of September 30,
	2023	2022
	US$	US$
Wuyuan Yangyang Culture Media Studio(a)	$287,829	$295,213
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – current	$287,829	$295,213
Wuyuan Yangyang Culture Media Studio(a)	$—	$—
Pingnan Motian Culture Media Studio(b)	438,596	449,849
Hanning Jin(c)	8,909	9,137
	$447,505	$458,986
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – noncurrent	$447,505	$458,986
Total loans receivable, net	$735,334	$754,199

(a)	On June 28, 2020, Global Mofy China entered into a loan agreement with a third party, Wuyuan Yangyang Culture Media Studio (“Yangyang”) to lend $712,854 (or RMB 4,840,000) for its working capital needs with a fixed interest rate of 5.2% per annum. The amount of $356,427 (or RMB2,420,000) of the loan was due on December 31, 2020. The remaining amount of $356,427 (or RMB2,420,000) of the loan was due on June 28, 2022. A total of $363,162 (or RMB2,340,000) of the loan was collected in January 2021. A total of $63,098 (or RMB400,000) of the loan was collected in November 2021. On June 28, 2022, Global Mofy China renewed the loan agreement with Yangyang to extend the loan term of the loan receivable balance of $295,213 (or RMB2,100,000) for its working capital needs for one year and interest rate remained the original fixed rate of 5.2% per annum. On June 28, 2023, Global Mofy China renewed the loan with Yangyang for one year at an annual rate of 5.2%.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LOANS RECEIVABLE, NET (cont.)

(b)	On October 20, 2020, Global Mofy China entered into a loan agreement with a third party, Pingnan Motian Culture Media Studio (“Pingnan”) to lend $496,632 (or RMB 3,200,000) for its working capital needs with a maturity date of October 20, 2022. The loan bores a fixed interest rate of 5.2% per annum. On October 20, 2022, Global Mofy China renewed the loan agreement with Pingnan to extend the loan term of the loan receivable balance of $449,849 (or RMB3,200,000) for its working capital needs for one year and interest rate remained the original fixed rate of 5.2% per annum. On October 20, 2023, Global Mofy China renewed the loan with Pingnan for one year at an annual rate of 5.2%.

(c)	On January 14, 2021, Global Mofy China entered into an interest-free loan agreement with Hanning Jin, a third party individual, to lend $10,088 (or RMB65,000) for working capital needs with a maturity date of January 14, 2023. On January 14, 2023, Global Mofy China renewed the interest-free loan agreement with Hanning Jin to extend the loan term of the loan receivable balance of $9,137 (or RMB65,000) for its working capital needs for one year. In January 2024, Global Mofy China renewed the interest-free loan with Hanning Jin for one year.

For the years ended September 30, 2023, 2022 and 2021, interest income related to the above loans amounted to $39,074 (or RMB275,600), $42,456 (or RMB278,221) and $42,164 (or RMB274,370), respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30, 2023
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Intangible assets
Licensed digital assets	$6,918,572	$(412,780)
Total	$6,918,572	$(412,780)

Aggregate Amortization expenses:
For year ended 9/30/2023	$412,780

Estimated Amortization Expenses:
For year ended 9/30/2024	$1,512,046
For year ended 9/30/2025	$1,507,914
For year ended 9/30/2026	$1,287,201
For year ended 9/30/2027	$1,197,414
For year ended 9/30/2028	$1,001,217

The movement of intangible assets is as follows:

	As of September 30, 2023
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$—	$—
Additions(a)	6,918,572	426,983
Disposal	—	—
Foreign exchange translation	—	(14,203)
Balance at end of the year	$6,918,572	$412,780

(a)	Additions are all acquired from third-party suppliers in the current year.

Amortization expense was $426,983 and $nil for the years ended September 30, 2023 and 2022, respectively. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the years ended September 30, 2023 and 2022, no such cost incurred.

GLOBAL MOFY METAVERSE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES

The Company’s leasing activities primarily consist of three operating leases for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	As of September 30,
	2023	2022
	US$	US$
Operating lease right-of-use assets	$954,771	$147,099
Operating lease liabilities – current	$293,040	$120,418
Operating lease liabilities – noncurrent	556,674	—
Total operating lease liabilities	$849,714	$120,418

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of September 30,
	2023	2022
Weighted-average remaining lease term (years)	2.45	1.96
Weighted-average discount rate	4.75%	4.75%

During the years ended September 30, 2023, 2022 and 2021, the Company incurred total operating lease expenses of $196,500, $163,552 and $164,899, respectively.

The following table summarizes the maturity of operating lease liabilities as of September 30, 2023:

12 months ending September 30,	Operating
US$
2024	$328,558
2025	280,700
2026	302,764
Thereafter	—
Total lease payments	912,022
Less: imputed interest	(62,308)
Total lease liabilities	$849,714

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of September 30,
	2023	2022
	US$	US$
Bank of China(1)	$—	$421,733
Bank of Nanjing(2)	411,184	421,733
Bank of Huaxia(3)	1,370,614	702,889
Bank of Hangzhou(4)	685,307	—
Deferred financing costs(5)	(24,496)	(14,282)
Total	$2,442,609	$1,532,073

(1)	On September 30, 2021, Global Mofy China entered into a loan agreement with Bank of China to obtain a loan of $310,395 (or RMB 2,000,000) for a term from September 30, 2021 to September 29, 2022 at a fixed annual interest rate of 3.85%. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company repaid the loan in advance on September 15, 2022.

On September 19, 2022, the Company entered into a new loan agreement with Bank of China to obtain a loan of $421,733 (or RMB 3,000,000) for the period from September 19, 2022 to September 19, 2023 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company is required to make quarterly interest payment with principal due at maturity. The Company repaid the loan in full upon maturity on September 19, 2023.

(2)	On March 12, 2021, Global Mofy China entered into a loan agreement with Bank of Nanjing to obtain a loan of $155,198 (or RMB1,000,000) for a term from March 12, 2021 to March 11, 2022. The loan was fully repaid on March 11, 2022.

On July 29, 2021, Global Mofy China entered into another loan agreement with Bank of Nanjing to obtain a loan of $155,198 (or RMB1,000,000) for a term from July 29, 2021 to July 28, 2022. Both of these loans bore a fixed annual interest rate of 6.08%. On July 29, 2022, the Company renewed the loan agreement with Bank of Nanjing to obtain a loan of $140,578 (or RMB1,000,000) for the period from July 29, 2022 to July 29, 2023 with an annual interest rate of 6%. The Company repaid the loan on July 31, 2023.

On March 31, 2022, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $281,155 (or RMB2,000,000) of loan for the period from March 31, 2022 to March 31, 2023 with an annual interest rate of 6.0%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans. The Company repaid the loan in advance on March 16, 2023.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

On March 17, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $274,123 (or RMB2,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with an annual interest rate of 6%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans.

On September 20, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $137,061 (or RMB1,000,000) of loan for the period from September 20, 2023 to September 20, 2024 with an annual interest rate of 5.5%.

Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans.

(3)	On November 14, 2021, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $126,197 (or RMB800,000) of loan for the period from November 14, 2021 to November 14, 2022 with an annual interest rate of 5.225%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company is required to make monthly interest payment with principal due at maturity. On July 8, 2022, the Company repaid loan in advance.

On July 27, 2022, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $702,889 (or RMB5,000,000) of loan for the period from July 27, 2022 to July 27, 2023 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The Company is required to make monthly interest payment with principal due at maturity. The Company repaid the loan on July 31, 2023.

On March 17, 2023, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $685,307 (or RMB5,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited.

On August 30, 2023, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $685,307 (or RMB5,000,000) of loan for the period from August 30, 2023 to August 30, 2024 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited.

(4)	On February 13, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $274,123 (or RMB 2,000,000) for a term from February 13, 2023 to February 12, 2024 at a fixed annual interest rate of 4.35%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited.

On March 30, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $411,184 (or RMB 3,000,000) for a term from March 30, 2023 to December 29, 2023 at a fixed annual interest rate of 4.35%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company repaid the loan in full upon maturity on December 29, 2023.

(5)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

For the years ended September 30, 2023 and 2022, the weighted average annual interest rate for the bank loans was approximately 5.49% and 4.35%, respectively. Interest expenses for the above-mentioned loans amount to $126,206, $74,888 and $25,183 for the years ended September 30, 2023, 2022 and 2021, respectively.

NOTE 9 — LOANS FROM THIRD PARTIES

	As of September 30,
	2023	2022
	US$	US$
Loans from third parties – current	$22,615	$108,245
Loans from third party – noncurrent	-	107,542
Total loans from third parties	$22,615	$215,787

As of September 30, 2022, the balance of $108,245 (or RMB770,000) represented the interest-free loan borrowed from Beijing Angel Palace Education Technology Co., Ltd. (“Angel Palace”) for the Company’s working capital purpose, with the maturity date due on March 9, 2023. In June 2023, the Company signed a virtual technology service contract with Angel Palace to provide virtual production with the consideration of RMB770,000 to offset the loan from Angel Palace. As of September 30, 2023, the service was delivered and accepted by Angel Palace.

As of September 30, 2022, the balance of $107,542 (or RMB765,000) represented the interest-free loan borrowed from Wuxi Huanxiang Culture Co., Ltd. (“Wuxi Huangxiang”) for the Company’s working capital purpose with the maturity date due on January 24, 2023. On January 24, 2023, Global Mofy China renewed the loan agreement with Wuxi Huanxiang to extend the loan term of the interest-free loan with the balance of $107,542 (or RMB765,000) for the Company’s working capital needs for one year. Accordingly, the outstanding loan balance as of September 30, 2022 was classified as noncurrent. The loan of $82,237 (or RMB600,000) was early repaid by the Company in January 2023.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Jianru Yang	Business Development Director of the Company
Mr. Yuchao Lu	Directly hold a 5.05% equity interest in the Company
Ms. Yang Li	Finance Controller of the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Moxing Shangxing (Beijing) Technology Co., Ltd	Controlled by Mr. Jianru Yang
Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”)	Ms. Yang li is the Finance Controller of Mofy Hainan

Transactions with related parties

	For the Years Ended September 30,
	2023	2022
	US$	US$
Revenue earned from related parties
Mofy Filming (Hainan) Co., Ltd.	$—	$1,439,596
Moxing Shangxing (Beijing) Technology Co., Ltd(a)	—	1,208,397
	$—	$2,647,993
Service fees charged by related party
Lianyungang Zongteng Film Studio	$—	$10,808

Balances with related parties

As of September 30, 2023 and 2022, the balances with related parties were as follows:

	As of September 30,
	2023	2022
	US$	US$
Accounts receivable – related party
Moxing Shangxing (Beijing) Technology Co., Ltd	$—	$298,587

Due from related party
Moxing Shangxing (Beijing) Technology Co., Ltd(a)	$—	$182,751

(a)	As of September 30, 2022, the balance of $182,751 (or RMB1,300,000) represented the interest-free loan lend to Moxing Shangxing (Beijing) Technology Co., Ltd. for the working capital purpose, with the maturity date due on August 24, 2023. The loan was fully collected in December 2022.

NOTE 11 — TAXES

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

Hong Kong

Global Mofy HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Global Mofy HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Global Mofy HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Kashi Mofy is subject to a five- year income tax holiday since generating revenues, as it is incorporated in the Kashi Economic District, Xinjiang province. The five-year income tax holiday of Kashi Mofy will end on December 31, 2023.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. "05-Global Mofy China" obtained its HNTE certificate on October 21, 2020 and re-applied its HNTE certificate on October 26,2023. Therefore, "05-Global Mofy China" is eligible to enjoy a preferential tax rate of 15% from 2020 to 2025 to the extent it has taxable income under the EIT Law.

The Company’s pre-tax income (loss) is derived from the following tax jurisdictions:

	For the years ended September 30,
	2023	2022	2021
	US$	US$	US$
PRC	$8,637,772	$(180,032)	$1,424,159
HK	(30)	(2,136)	—
Cayman	(988,396)	(83,073)	—
Income (loss) before income taxes	$7,649,346	$(265,241)	$1,424,159

The provision for income tax consisted of the following:

	For the years ended September 30,
	2023	2022	2021
	US$	US$	US$
Current income tax expense	$1,098,087	$—	$9,992
Deferred income tax benefit	—	—	—
Income tax provision	$1,098,087	$—	$9,992

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years Ended September 30,
	2023	2022	2021
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax rate (a)	(14.2)%	(11.6)%	(21.0)%
Effect of tax rate in a foreign jurisdiction	3.2%	(7.8)%	—%
Additional deduction for R&D expenses	(1.0)%
Non-deductible expenses	0.1%	(10.6)%	2.8%
Operating income offset loss carryforward	—%	—%	—%
Change of tax rate	—%	—%	—%
Change in valuation allowance	1.2%	5.0%	(6.1)%
Effective tax rate	14.3%	(0.0)%	0.7%

(a)	The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates and tax holiday for the years ended September 30, 2023 and 2022. For the years ended September 30, 2023 and 2022, as for the years ended September 30, 2022 is a negative amount, there is not a tax saving, the tax saving as the result of the favorable tax rate and tax holiday amounted to $1,086,519 and $nil, respectively, and per share effect of the favorable tax rate (after stock split and share reorganization) were $0.04 and $0.00, respectively.

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of September 30,
	2023	2022
	US$	US$
Provision for doubtful debt	$110,374	$773
Tax loss carry forwards	70,341	75,595
Operating lease liabilities	133,489	—
Total deferred tax assets	314,204	76,368
Less: Valuation allowance	(162,974)	(76,368)
Total deferred tax assets, net of valuation allowance	$151,230	$—

As of September 30, 2023, the Company has total of net operating loss carry forward of approximately $0.4 million in the PRC that expire from 2025 through 2028.

	As of September 30,
	2023	2022
	US$	US$
Right of use assets	$151,230	$—
Total deferred tax liabilities	151,230	—
Total deferred tax assets, net	$—	$—

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

The roll forward of valuation allowance of deferred tax assets were as follows:

	As of September 30,
	2023	2022
	US$	US$
Balance as of beginning of year	$(76,368)	$(97,933)
Additions of valuation allowance	(134,811)	21,565
Reductions of valuation allowance	43,249	—
Exchange difference	4,956	—
Balance as of end of year	$(162,974)	$(76,368)

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. Under the applicable accounting standards, management expects to continue to maintain a significant investment in research and development, given the Company’s history of losses, as the Company increases research and development of its digital assets in the future. At the same time, the Company’s management believes that customer development for digital assets and the Company’s visibility in the digital assets industry will take several years to build, which will result in the Company continuing to lose money over the next few years. So the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses, and it was considered that valuation allowance should be fully accrued. Accordingly, as of September 30, 2023 and 2022, a $162,974 and $76,368 valuation allowance has been established respectively.

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of September 30,
	2023	2022
	US$	US$
Balance as of beginning of year	$—	$—
Increase related to prior year tax positions	5,639	—
Increase related to current year tax positions	1,061,310	—
Balance as of end of year	$1,066,949	$—

As of September 30, 2023 and 2022, there were $1,066,949 and $nil of unrecognized tax benefits, respectively, which would affect the effective tax rate if recognized.

The company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended September 30, 2023 and 2022, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of $nil as of September 30, 2023 and 2022, respectively.

In general, the PRC tax authority has up to five years to contact examinations of the Company’s tax filings. As of September 30, 2023, tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Tax payable

The tax payable consisted of the following:

	As of September 30,
	2023	2022
	US$	US$
VAT payable	$487,744	$468,586
Corporate income tax payable	1,066,949	5,784
Other tax	366	—
Tax payable	$1,555,059	$474,370

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 29, 2021. The authorized number of ordinary shares upon incorporation of the Company was 5,000,000,000 shares with a par value of $0.00001 per share, and 5,000,000 ordinary shares were issued on September 29, 2021.

On January 15, 2022, the Company issued 130,631 ordinary shares at par value $0.00001 per share to a new investor, Viru Technology Limited (the “Viru Technology”). The total cash consideration of $2,000,000 was received in April 2022.

On September 16, 2022, the Company’s shareholders and Board of Directors approved a 1-to-5 share split, following which the authorized share capital of $50,000 was divided into 25,000,000,000 ordinary shares with a par value of $0.000002 each, and the issued shares was divided into 25,000,000 ordinary shares. On September 16, 2022, all the existing shareholders of the Company surrendered a total of 1,653,155 ordinary shares of $0.000002 par value each for no consideration, of which 41,155 ordinary shares were surrendered by Viru Technology. The Company has cancelled the 1,653,155 of surrendered shares concurrently. The Company believes its is appropriate to reflect the share split on a retrospective basis pursuant to ASC 260. The Company has retrospectively restated all shares and per share data for all periods presented.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 381,963 ordinary shares on a pro-rata basis for no consideration. The Company has cancelled the 381,963 of surrendered shares concurrently. On the same day, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into an equity investment agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP), a segregated portfolio company organized and existing under the laws of the Cayman Islands (the “Investor”), pursuant to which the Investor agreed to invest $1.5 million in Global Mofy Cayman for 381,963 ordinary shares.

On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which the Company issued 740,829, 740,829, and 444,497 ordinary shares, par value US$0.000002, to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023.

As a result, there were 25,926,155 and 23,618,037 ordinary shares issued and outstanding as of September 30, 2023 and 2022, respectively.

Statutory reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2023 and 2022, the statutory reserves of the Company’s PRC subsidiaries have not reached 50% of their respective registered capital. As of September 30, 2023 and 2022, the Company’s PRC subsidiaries collectively attributed $368,271 and $39,620 of retained earnings for their statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EQUITY (cont.)

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of September 30, 2023 and 2022, restricted net assets of the Company’s PRC subsidiaries were $4,100,499 and $3,151,848, respectively.

NOTE 13 — SUBSEQUENT EVENTS

In October 2023, the Company completed initial public offering, issued and sold 1,240,000 Ordinary Shares, of which 1,200,000 shares related to the public offering, and 40,000 shares to an over-allotment arrangement, at $5.00 per share for $6.2 million. The net proceeds of $4.9 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

In December 2023, the Company issued and sold 1,379,313 Ordinary Shares accompanying warrants of 2,068,970 shares to two mutual funds established in North America, at $7.25 per share for $10.0 million. The net proceeds of $8.9 million was received on January 4, 2024.

On January 4, 2024, in Los Angeles, the Company established a wholly-owned subsidiary, Global Mofy Technology LLC (“Global Mofy US”), a business company incorporated in accordance with the laws and regulations of the United States, to develop and expand overseas business.

On January 11, 2024, the Company announced its strategic investment in MERAEDU, marking its entrance into the vocation education sector. The RMB 8 million funding round was led by the Anji Country Government Industrial Guidance Fund, with Global Mofy Metaverse as a co-investor.

NOTE 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

The following represents condensed financial information of the parent company:

BALANCE SHEETS

	As of September 30,
	2023	2022
ASSETS
Cash	$235,014	$4,170
Short-term investments	780,000	—
Due from subsidiaries	10,630,138	1,870,008
Prepaid expenses and other current assets, net	105,000	—
Prepaid expenses and other noncurrent assets, net	163,589	92,722
Investment in subsidiaries	11,103,806	2,967,699
Total Assets	$23,017,547	$4,934,599
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	$62,157	$49,973
Total current liabilities	62,157	49,973
Equity:
Common stock (US$0.000002 par value, 25,000,000,000 shares authorized, 25,926,155 and 23,618,037 shares issued and outstanding as of September 30, 2023 and 2022, respectively)	52	47
Additional paid-in capital	16,035,229	5,112,181
Statutory reserves	368,271	39,620
Accumulated deficit	6,551,838	(267,222)
Total equity	22,955,390	4,884,626
Total liabilities and shareholders’ equity	$23,017,547	$4,934,599

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended September 30,
	2023	2022	2021(a)
Operating expenses:
General and administrative expenses	(611,474)	(83,073)	—
Equity income (loss) in subsidiaries	7,163,312	(184,149)	—
Net income (loss)	6,551,838	(267,222)	—
Foreign currency translation adjustment	—	—	—
Comprehensive income (loss)	$6,551,838	$(267,222)	$—

(a)	The Company was established on September 29, 2021 and has no operation for the year ended September 30, 2021.

STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021(a)
Net cash used in investing activities	$(10,621,341)	$(1,903,038)	$—
Net cash provided by financing activities	10,852,185	1,907,208	—
Effect of exchange rate changes on cash	—	—	—
Net increase in cash	230,844	4,170	—
Cash at the beginning of the year	4,170	—	—
Cash at the end of the year	$235,014	4,170	$—

(a)	The Company was established on September 29, 2021 and has no operation for the year ended September 30, 2021.