Form 20-F
period 2024-09-30
Global Mofy AI Ltd
filed 2025-01-02
CIK 1913749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number: 001-41834

GLOBAL MOFY AI LIMITED

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

People’s Republic of China, 100000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.00003 per share	GMM	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares issued and outstanding as of December 30, 2024.

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this report to:

●	“Beijing Mofy” refers to Mofy (Beijing) Film Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 60% owned by Global Mofy China;

●	“Century Mofy” refers to Anji Century Mofy Education Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy Zhejiang WFOE;

●	“Class A Ordinary Shares” refers to the Class A Ordinary Shares of the Company, par value US$0.00003 per share;

●	“Class B Ordinary Shares” refers to the Class B Ordinary Shares of the Company, par value US$0.00003 per share;

●	“Gauss Intelligence” refers to Gauss Intelligence (Beijing) Technology Co. Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy Zhejiang WFOE;

●	“Global Mofy Cayman” refers to GLOBAL MOFY AI LIMITED, an exempted company incorporated under the laws of the Cayman Islands;

●	“Global Mofy HK” refers to Global Mofy HK Limited, a limited liability company organized under the laws of Hong Kong, which is wholly-owned by Global Mofy Cayman;

●	“Global Mofy California” refers to Global Mofy (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of the State of California, which is wholly-owned by Global Mofy China;

●	“Global Mofy WFOE” refers to Mofy Metaverse (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy HK;

●	“Global Mofy Zhejiang WFOE” refers to Zhejiang Mofy Metaverse Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy HK;

●	“Global Mofy China” refers to Global Mofy (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of PRC, which is wholly-owned by Global Mofy WFOE;

●	“GMM Discovery” refers to GMM Discovery LLC, a limited liability company organized under the laws of the State of Delaware, which is wholly-owned by Global Mofy Cayman;

●	“Kashi Mofy” refers to Kashi Mofy Interactive Digital Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy China;

●	“Kuyu Intelligent” refers to Kuyu Intelligent Technology (Anji) Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy Zhejiang WFOE;

●	“RMB” refers to the legal currency of China;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shanghai Mofy” Shanghai Mo Ying Fei Huan Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy China;

●	“U.S. dollars,” “$,” “US$,” and “dollars” refer to the legal currency of the United States;

●	“we,” “us,” “our Company,” “the Company,” “our,” “Global Mofy Cayman” refer to GLOBAL MOFY AI LIMITED;

●	“Xi’an Mofy” refers to Xi’an Digital Cloud Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 60% owned by Global Mofy China.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Item 3. Key Information

OVERVIEW

Corporate Structure

The following diagram illustrates the corporate structure of GLOBAL MOFY AI LIMITED and its subsidiaries as of the date of this annual report.

Global Mofy Cayman is a Cayman Islands exempted company incorporated on September 29, 2021. As a holding company with no significant assets or operation, it conducts business in China through Global Mofy China and its subsidiaries.

GMM Discovery was incorporated on May 22, 2024, under the laws of the State of Delaware. GMM Discovery is a wholly owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business.

Global Mofy HK was incorporated on October 21, 2021, under the laws of Hong Kong SAR. Global Mofy HK is the wholly-owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business and merely acting as a holding company.

Global Mofy WFOE was incorporated on December 9, 2021, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. It is currently not engaging in any active business.

Global Mofy Zhejiang WFOE was incorporated on April 3, 2023, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. It is one of the operating subsidiaries and is engaged in technology development, technical services, and software development.

Gauss Intelligence was incorporated on February 28, 2024, under the laws of the PRC. Gauss Intelligence is a wholly owned subsidiary of Global Mofy Zhejiang WFOE. It is currently not engaging in any active business.

Global Mofy China was incorporated on November 22, 2017, under the laws of the People’s Republic of China. It is one of the operating subsidiaries and is engaged in technology development, technical services, design and produce advertisement, and film screening.

Century Mofy was incorporated on March 5, 2024, under the laws of the PRC. Century Mofy is a wholly owned subsidiary of Global Mofy Zhejiang WFOE. It is currently not engaging in any active business.

Kuyu Intelligent was incorporated on September 3, 2024, under the laws of the PRC. Kuyu Intelligent is a wholly owned subsidiary of Global Mofy Zhejiang WFOE. It is currently not engaging in any active business.

Shanghai Mofy was incorporated on May 11, 2020, under the laws of the PRC. Shanghai Mofy is a wholly owned subsidiary of Global Mofy China. It is one of the operating subsidiaries.

Kashi Mofy was incorporated on July 31, 2019, under the laws of the PRC. Kashi Mofy is a wholly owned subsidiary of Global Mofy China. It is one of the operating subsidiaries.

Xi’an Mofy was incorporated on June 8, 2018, under the laws of the PRC. Xi’an Mofy is a majority owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Beijing Mofy was incorporated on February 7, 2018, under the laws of the PRC. Beijing Mofy is a majority owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Global Mofy California was incorporated on December 14, 2023, under the laws of the State of California. Global Mofy California is a wholly owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

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

With respect to the application of the M&A Rules, we acquired the domestic operating entities through a “two-step slow-walk” method, so the approval process of the Ministry of Commerce is not applicable. The acquisition was broken into two steps: 1) adding a non-PRC shareholder so that the domestic operating entity will be categorized as a Sino-foreign joint venture (an entity with mixed capital between one or more foreign and Chinese shareholders); 2) Global Mofy WFOE to complete the equity acquisition of Global Mofy China from both the Chinese and foreign shareholders so that it would become a foreign-owned enterprise. Our PRC counsel, Jingtian & Gongcheng, has completed a substantial amount of research and study of the regulation and precedents and found that this approach has been widely used in the past. In addition, it has never been penalized or challenged with respect to the legality of this matter. While our PRC counsel, Jingtian & Gongcheng, believes that it is permitted to structure the acquisition in this manner and the acquisition, in fact, has been completed without any challenge by any regulator, there is uncertainty with respect to the interpretation of the current regulation as it is still evolving. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China. We have added a risk factor to disclose such risk on page 39 under “Risk Factors - Risks Related to Doing Business in China - We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.”

Global Mofy China previously planned to provide radio and television program production and film projection services and obtained a related business license in order to do so. According to the Foreign Investment Law and the Special Administrative Measures for Access of Foreign Investment (Negative List), foreign investment ratio in entities for the provision of such radio and television program production and film projection services shall not exceed 50% and consequently it was agreed that the VIE agreements be entered so that Global Mofy China would not run afoul of such laws. However, those services were not operated by Global Mofy China and the reason to use the VIE structure was no longer relevant. Global Mofy China excluded the radio and television program production and film projection services as its business scope in June 2022 and the related business license was canceled in June 2022. Global Mofy China is then able to be held by Global Mofy WFOE directly. Currently, the Chinese securities laws does not differentiate a VIE structure and an equity holding structure when it comes to overseas listing. However, we concern about the risk of future changes in the Chinese securities laws that may disallow the VIE structure and decided that it would be in the best interest of our shareholders to dissolve the VIE structure and assume a direct parent-subsidiary holding structure between Global Mofy WFOE and Global Mofy China.

One of our beneficial owners, Zhenquan Ren, who is a PRC resident, has not and will not complete the Circular 37 Registration. Mr. Ren owns 64,714 Class A Ordinary Shares, through Mofy Yi Limited, a BVI company, which is 2.21% of the Company’s total issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, not each of our shareholders, who are PRC residents, will, in the future, complete the registration process as required by Circular 37. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the PRC resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the PRC resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB 50,000. Please see “Risk Factors - Risks Related to Doing Business in China”. One of our shareholders has not and will not complete the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration.”

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Global Mofy Cayman’s ability to pay dividends to its shareholders. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this report, there have not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company, and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

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

As of the date of this report, no dividends, distributions or transfers have been made between Global Mofy Cayman and any of its subsidiaries. For the foreseeable future, the funds raised through our initial public offering and this offering will be used by the Chinese operating subsidiaries for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

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

As of the date of this report, YCM CPA INC., our current auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection. As of the date of this report, Marcum Asia CPAs LLP, the independent registered public account firm that issued the audit report for the fiscal years ended September 30, 2023 and 2022 included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Marcum Asia CPAs LLP’s compliance with applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this report, neither Marcum Asia CPAs LLP, our previous auditor, nor YCM CPA INC., our current auditor, are subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

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

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this report, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Class A Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

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

According to the Trial Measures and the Circular, we were subject to and have completed the filing requirements of the CSRC in connection with our initial public offering completed in October 2023.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of our follow-on offerings. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in China - The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 17.

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

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our current auditor YCM CPA INC. and our previous auditor Marcum Asia CPAs LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

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

3.D. Risk Factors

Risks Related to Our Corporate Structure

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.

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

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and whether we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

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

According to the Trial Measures and the Circular, we were subject to and have completed the filing requirements of the CSRC in connection with our initial public offering completed in October 2023.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of our follow-on offerings. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our Class A Ordinary Shares, financial condition and results of operations may be materially and adversely affected.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Class A Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Class A Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Class A Ordinary Shares, our business could be negatively impacted, and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

We are a holding company, and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

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

The transfer of funds and assets among Global Mofy Cayman, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors - Governmental control of currency conversion may affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Risk Factors - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations will be materially and adversely affected.

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

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that the additional contributions of social security premium and housing funds based on the actual wages of eligible employees to be approximately $160,697 and $110,986 for the years ended September 30, 2024 and 2023, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

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

One of our shareholders has not and will not complete the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors and disclose the relevant information such as actual controlling party of the shareholders truthfully.

One of our beneficial owners, Zhenquan Ren, who is a PRC resident, has not and will not complete the Circular 37 Registration. Mr. Ren owns 64,714 Class A Ordinary Shares, through Mofy Yi Limited, a BVI company, which is 2.21% of the Company’s total issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, not each of our shareholders, who are PRC residents, will, in the future, complete the registration process as required by Circular 37. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the PRC resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the PRC resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000.

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

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq, and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our Class A Ordinary Shares could be rendered worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China. In addition, substantially all our senior executive officers reside within China, are physically there for a significant portion of each year and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

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

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, our markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions and disruption and shutdown of businesses. Our buyers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

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

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

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

As of the date of this report, YCM CPA INC., our current auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection. As of the date of this report, Marcum Asia CPAs LLP, the independent registered public account firm that issued the audit report for the fiscal years ended September 30, 2023 and 2022 included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Marcum Asia CPAs LLP’s compliance with applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this report, neither Marcum Asia CPAs LLP, our previous auditor, nor YCM CPA INC., our current auditor, are subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

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

We believe that the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on Nasdaq, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Risks Related to Our Business and Industry

We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

In recent years, we have significantly grown the scale of our business. For example, we expanded into digital asset development in 2021 and set foot in the metaverse industry. For the fiscal year ended September 30, 2024, our revenue on this business line is $20.5 million. For the year ended September 30, 2023, our revenue on this business line is $11.5 million. For the fiscal year ended September 30, 2022, our revenue on this new business line is $4.02 million. However, we have a limited history operating our business at its current scale and scope. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced our operation in 2017. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially, which may adversely affect the price of our Class A Ordinary Shares.

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We made profit of $12.1 million and negative cash flow of $18.1 million from operating activities for the fiscal year ended September 30, 2024. We made profit of $6.6 million and positive cash flow of $5.8 million from operating activities for the fiscal year ended September 30, 2023. We have incurred net losses of $0.3 million for the fiscal year ended September 30, 2022 and we may not be able to achieve or maintain profitability or positive cash flow in the future.

We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures and take time to achieve profitability. We may have to finance ourselves with equity or debt financing, which may not be available at price terms favorable to us or at all.

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

Global Mofy China had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows: For the year ended September 30, 2024, one customer accounted for approximately 13% of total revenues, respectively. For the year ended September 30, 2023, one customer accounted for approximately 10% of total revenues. For the year ended September 30, 2022, two customers accounted for approximately 20% and 17% of total revenues, respectively.

As of September 30, 2024, the balance due from four customers accounted for approximately 32%, 15%, 14% and 13% of the Company’s total accounts receivable, respectively. As of September 30, 2023, the balance due from four customers accounted for approximately 23%, 16%, 16% and 15% of the Company’s total accounts receivable, respectively. As of September 30, 2022, the balance due from three customers accounted for approximately 42%, 24% and 21% of the Company’s total accounts receivable, respectively.

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

Our business is substantially dependent on our collaboration with our suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2024, three suppliers accounted for approximately 15%, 14% and 9% of the total purchases, respectively. For the year ended September 30, 2024, four suppliers accounted for approximately 22%, 16%, 11% and 10% of the Company’s accounts payable respectively. For the year ended September 30, 2023, three suppliers accounted for approximately 23%, 13% and 12% of the total purchases, respectively. As of September 30, 2023, two suppliers accounted for approximately 26% and 21% of the Company’s accounts payable. For the year ended September 30, 2022, four suppliers accounted for approximately 32%, 19%, 17% and 10% of the total purchases, respectively. As of September 30, 2022, three suppliers accounted for approximately 37%, 22% and 12% of the Company’s accounts payable.

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

We are continually developing and seeking to develop technologies that are closely related to virtual technology that will be used in our services. As of the date of this report, our core research and development team consisted of a total of 30 employees. Currently, our R&D team has been working on the development of 3D rebuilt technology and AI interactive technology with some success.  However, we cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

In addition, we cannot assure you that the technologies we develop will be well accepted by customers, in which case our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Haogang Yang, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted, and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

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

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our results of operations fall below the expectations of investors and securities analysts who follow our securities, the price of our Class A Ordinary Shares could decline substantially, and we could face costly lawsuits, including securities class action suits.

We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.

The market for our services is highly competitive. Global Mofy China faces fierce competition in the two lines of business of virtual technology service and digital marketing. One of the strongest competitors in China is BaseFX in terms of virtual technology service. In terms of digital marketing, there are few competitors providing full package services like Global Mofy China, and the biggest competitor is SVHQ Media from Singapore. The main line of business of Global Mofy China will be the digital asset development and others in the future. “Digital asset development” refers to the development and licensing of Global Mofy China’s 3D digital assets. “Others” refers to licensing our customers the right to use the works copyrights Global Mofy China currently owns. See “Business - Our Products and Services - Digital Asset Development and Others” and the list under “Business - Intellectual Property - Copyrights” for more information. We began to convert digital assets two years ago. At present, we are one of the largest high precision 3D digital asset banks with the widest categories in China according to Frost & Sullivan and can provide more than 30,000 digital assets. Global Mofy China has the first-mover advantage for more than one year. We have no direct competitors in digital asset development business, but we expect a large number of companies to enter the industry due to the boom of metaverse starting from 2021 and compete with us in the future. Therefore, we should continue to grow to maintain the existing advantages.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

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

Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social networks, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively. In addition, adverse publicity regarding any regulatory or legal action against us could damage our reputation and brand image, undermine customers’ confidence in us and reduce long-term demand for our services, even if such regulatory or legal action is unfounded or insignificant to our business.

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

Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

We may fail to protect our intellectual properties.

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business - Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

As of the date of this report, none of our 100,000 3D digital assets in the asset library that are currently available for licensing have registered copyrights under PRC or any international authority. We convert and create these 3D digital assets from real-world objects using our hardware and software in the Mofy Lab and therefore we have ownership over these assets. Although these 3D digital assets are not registered, they are still protected under the PRC copyrights laws. However, the lack of copyright protection may impact our ability to generate licensing fees or protect our intellectual property from unauthorized use or piracy. Further, if other companies preemptively register the intellectual property rights of the same digital assets, our use may involve infringement and may lead to litigation and compensation to others. We plan to register these 3D digital assets using part of the proceeds from this offering. The estimated cost to register all of our existing copyrights for 3D digital assets and images is $1 million.

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

We may fail to make necessary or desirable strategic alliances, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

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

In connection with the 2024 year audit of our consolidated financial statements as of and for the fiscal year ended September 30, 2024 included in this report, we and our independent registered public accounting firm, YCM CPA INC., identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements; (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (iii) the Company does not design and implement appropriate information technology general controls over its financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security. These deficiencies aggregated to a material weakness. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A Ordinary Shares, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

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

In addition, an infectious disease outbreak on a global scale could affect the investment climate and lead to intermittent volatility in global capital markets, which could also adversely affect global economies. With the rapid rise in infections, many countries have issued travel advisories restricting travel to affected areas. These policies have severely damaged local and cross-border business activities worldwide. The impact has included a significant reduction in tourist arrivals, business exchanges and social functions in the affected countries and regions, as well as economic slowdowns. Global financial markets have become highly volatile, and the risk of a global recession has increased significantly. Even if the COVID-19 outbreak is contained and the policies and recommendations implemented by the relevant governments to combat the virus are withdrawn, there is no assurance that the overall economic performance of the affected countries and regions will improve in a short period of time. The outbreak, worsening, continuation, recurrence, or variant of pandemic COVID-19 or any other infectious disease could have a continuing adverse effect on the global economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Risks Related to Our Class A Ordinary Shares

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.

As of the date of this report, the authorized share capital of the Company is $1,020,000 divided into 30,000,000,000 Class A Ordinary Shares with a par value of $0.00003 per share and 4,000,000,000 Class B Ordinary Shares with a par value of $0.00003 per share, of which 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has twenty (20) votes. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. The currently Class B Ordinary Shares outstanding are beneficially owned by our Mr. Haogang Yang, the Chairman of our Board of Directors and the Chief Executive Officer and represents 89.06% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the twenty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

The listing of our Class A Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On September 25, 2024, the Company received a written notification from Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of Our Class A Ordinary Shares for the 30 consecutive business days from August 13, 2024 to September 24, 2024, the Company no longer meets the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 24, 2025, to regain compliance with the Minimum Bid Price Requirement. The Company is eligible for an additional 180 calendar day period, to regain compliance with the Minimum Bid Price Requirement. Nasdaq’s determination is based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split. The Company will monitor the closing bid price of our Class A Ordinary Shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split, to regain compliance with the Minimum Bid Price Requirement. On November 1, 2024, the Company convened its special meeting of shareholders, during which the shareholders of the Company adopted resolutions approving a share consolidation in a ratio of one (1)-for-fifteen (15), such that, the authorized share capital of US$1,020,000 will be divided into: (a) 30,000,000,000 Class A Ordinary Shares of par value of US$0.00003 each, and (b) 4,000,000,000 Class B Ordinary Shares of par value of US$0.00003 each. On December 11, 2024, the Company received a letter from the Nasdaq stating that because the Company’s Class A Ordinary Shares had a closing bid price at or above $1.00 per share for 10 consecutive business days, from November 26 through December 10, 2024, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares.

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trade and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares. Volatility or a lack of positive performance in our Class A Ordinary Shares price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A Ordinary Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed above in “The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

We have not paid dividends to our shareholders. And we do not expect to pay cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our stock. We have been retaining funds for our business operation and expansion. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if we are successfully listed and the market price of our Class A Ordinary Shares increases.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our Class A Ordinary Shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on Nasdaq.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The laws of the Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, we have elected to follow our home country rules and be exempt from the requirements to obtain shareholder approval for the issuance of 20% or more of our outstanding Class A Ordinary Shares under the Nasdaq Listing Rule 5635(d). Therefore, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

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

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Class A Ordinary Shares or warrants.

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

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A Ordinary Shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. investor owns our Class A Ordinary Shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Our articles of association provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call annual general meetings. However, our corporate governance guidelines require us to call such meetings every year. Advance notice of at least seven clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

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

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Economic Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,”. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any “relevant activities” and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. As it is a relatively new regime, it is anticipated that the Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History and Structure

GLOBAL MOFY AI LIMITED, or Global Mofy Cayman, is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Global Mofy Cayman conducts its operations in China through Global Mofy China and its PRC subsidiaries. After the restructure that dissolved the VIE structure, Global Mofy Cayman now controls and receives the economic benefits of the PRC subsidiaries’ business operation, if any, through equity ownership. We do not use a VIE structure.

The following diagram illustrates our corporate structure as of the date of this report.

Global Mofy Cayman is a Cayman Islands exempted company incorporated on September 29, 2021. As a holding company with no significant assets or operation, it conducts business in China through Global Mofy China and its subsidiaries.

GMM Discovery was incorporated on May 22, 2024, under the laws of the State of Delaware. GMM Discovery is a wholly owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business.

Global Mofy HK was incorporated on October 21, 2021, under the laws of Hong Kong SAR. Global Mofy HK is the wholly-owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business and merely acting as a holding company.

Global Mofy WFOE was incorporated on December 9, 2021, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. It is currently not engaging in any active business.

Global Mofy Zhejiang WFOE was incorporated on April 3, 2023, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. It is one of the operating subsidiaries and is engaged in technology development, technical services, and software development.

Gauss Intelligence was incorporated on February 28, 2024, under the laws of the PRC. Gauss Intelligence is a wholly owned subsidiary of Global Mofy Zhejiang WFOE. It is currently not engaging in any active business.

Global Mofy China was incorporated on November 22, 2017, under the laws of the People’s Republic of China. It is one of the operating subsidiaries and is engaged in technology development, technical services, design and produce advertisement, and film screening.

Century Mofy was incorporated on March 5, 2024, under the laws of the PRC. Century Mofy is a wholly owned subsidiary of Global Mofy Zhejiang WFOE. It is currently not engaging in any active business.

Kuyu Intelligent was incorporated on September 3, 2024, under the laws of the PRC. Kuyu Intelligent is a wholly owned subsidiary of Global Mofy Zhejiang WFOE. It is currently not engaging in any active business.

Shanghai Mofy was incorporated on May 11, 2020, under the laws of the PRC. Shanghai Mofy is a wholly owned subsidiary of Global Mofy China. It is one of the operating subsidiaries.

Kashi Mofy was incorporated on July 31, 2019, under the laws of the PRC. Kashi Mofy is a wholly owned subsidiary of Global Mofy China. It is one of the operating subsidiaries.

Xi’an Mofy was incorporated on June 8, 2018, under the laws of the PRC. Xi’an Mofy is a majority owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Beijing Mofy was incorporated on February 7, 2018, under the laws of the PRC. Beijing Mofy is a majority owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Global Mofy California was incorporated on December 14, 2023, under the laws of the State of California. Global Mofy California is a wholly owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

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

With respect to the application of the M&A Rules, we acquired the domestic operating entities through a “two-step slow-walk” method, so the approval process of the Ministry of Commerce is not applicable. The acquisition was broken into two steps: 1) adding a non-PRC shareholder so that the domestic operating entity will be categorized as a Sino-foreign joint venture (an entity with mixed capital between one or more foreign and Chinese shareholders); 2) Global Mofy WFOE to complete the equity acquisition of Global Mofy China from both the Chinese and foreign shareholders so that it would become a foreign-owned enterprise. Our PRC counsel, Jingtian & Gongcheng, has completed substantial amount of research and study of the regulation and precedents and found that this approach has been widely used in the past. In addition, it has never been penalized or challenged with respect to the legality of this matter. While our PRC counsel, Jingtian & Gongcheng, believes that it is permitted to structure the acquisition in this manner and the acquisition, in fact, has been completed without any challenge by any regulator, there is uncertainty with respect to the interpretation of the current regulation as it is still evolving. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China. We have added a risk factor to disclose such risk on page 39 under “Risk Factors - Risks Related to Doing Business in China - We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.”

Global Mofy China previously planned to provide radio and television program production and film projection services and obtained a related business license in order to do so. According to the Foreign Investment Law and the Special Administrative Measures for Access of Foreign Investment (Negative List), foreign investment ratio in entities for the provision of such radio and television program production and film projection services shall not exceed 50% and consequently it was agreed that the VIE agreements be entered so that Global Mofy China would not run afoul of such laws. However, those services were not operated by Global Mofy China and the reason to use the VIE structure was no longer relevant. Global Mofy China excluded the radio and television program production and film projection services as its business scope in June 2022 and the related business license was canceled in June 2022. Global Mofy China is then able to be held by Global Mofy WFOE directly. Currently, the Chinese securities laws does not differentiate a VIE structure and an equity holding structure when it comes to overseas listing. However, we concern about the risk of future changes in the Chinese securities laws that may disallow the VIE structure and decided that it would be in the best interest of our shareholders to dissolve the VIE structure and assume a direct parent-subsidiary holding structure between Global Mofy WFOE and Global Mofy China.

The Forward Share Split and Share Surrender

On September 16, 2022, we amended our Memorandum and Articles of Association and effected a 1-to-5 share split (“Forward Share Split”) of our ordinary shares. We had 5,130,631 ordinary shares issued and outstanding immediately prior to the Forward Share Split. After the Forward Share Split, there were 25,653,155 ordinary shares issued and outstanding. All shareholders then subsequently surrendered in an aggregative of 1,653,155 ordinary shares on a pro-rata basis, which were cancelled by the Company.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 381,963 ordinary shares on a pro-rata basis, which were cancelled by the Company. On the same date, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into a share purchase agreement with certain investor, pursuant to which the Company issued 381,963 ordinary shares to such investor, for an aggregate issue price of USD1,500,000.

The Pre-IPO Investment

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

The IPO

On October 12, 2023, the Company completed its initial public offering of 1,200,000 ordinary shares at a price of $5.00 per share. On November 6, 2023, the underwriter for the initial public offering exercised its over-allotment option in part to purchase 40,000 ordinary shares at a price of $5.00. The total gross proceeds received from the initial public offering, including proceeds from the exercise of the over-allotment option, was US$6.2 million.

The 2023 Registered Offering

On January 3, 2024, the Company issued a total of 1,379,313 ordinary shares and warrants for the purchase of up to 2,068,970 ordinary shares at an exercise price of $8.00 per share pursuant to certain securities purchase agreements dated December 29, 2023 with certain institutional investors. The purchase price per one share and accompany warrant is $7.25. The Company received gross proceeds in the amount of $10 million.

On March 1, 2024, the Company entered into warrant exchange agreements with each of the investors, pursuant to which the Investors conveyed, assigned, transferred, and surrendered the initial warrants in exchange for new warrants. The initial warrants were automatically deemed cancelled by the Company upon the time of issuance of the new warrants. The new warrants have the same terms and conditions as the initial warrants except that the new warrants allow each Investor to, after 6 months from the original issuance date of the Initial Warrants, alternatively exchange all or any portion of the new warrants into such aggregate number of ordinary shares equal to the product of (x) 0.4 and (y) such aggregate number of ordinary shares underlying such portion of the new warrants to be exercised (the “Alternative Cashless Exercise”). The exchange of the initial warrants for the new warrants was made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

On July 5 and July 10, 2024, the Company issued a total of 827,589 ordinary shares upon delivery of notices from the investors exercising the new warrants in full through Alternative Cashless Exercise. As a result, all of the new warrants have been retired.

The Dual Class Structure

On August 15, 2024, the Company convened its annual general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Company were designated into Class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis, (ii) 3,000,000,000 authorized but unissued ordinary shares were designated into 3,000,000,000 Class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining authorized but unissued ordinary shares were designated into Class A Ordinary Shares on a one for one basis. Concurrently, the shareholders approved for the Company to repurchase 10,913,894 and 1,809,142 Class A Ordinary Shares registered in the names of James Yang Mofy Limited and New JOLENE&R L.P., respectively, at an amount equal to the aggregate par value of US$26 (the “Repurchase Price”) and the Repurchase Price out of the proceeds from a fresh issue of 10,913,894 and 1,809,142 Class B Ordinary Shares to James Yang Mofy Limited and New JOLENE&R L.P., respectively. Mr. Haogang Yang, the Chief Executive Officer and Chairman of the Company, is the sole shareholder and director of James Yang Mofy Limited and holds 75% interest and has voting and dispositive control of New JOLENE&R L.P.

The 2024 Equity Incentive Plans

On August 21, 2024 and on October 7, 2024, the Board of Directors of the Company approved and adopted two equity incentive plans, which collectively authorized 7,800,000 Class A Ordinary Shares to be issued to the directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates. In September 2024 and October 2024, the Company issued a total of 7,800,000 Class A Ordinary Shares to several consultants of the Company.

The 2024 Private Placement

On October 31, 2024, the Company sold and issued (i) 5,000,000 Class A Ordinary Shares, (ii) Warrants to purchase up to 10,000,000 Class A Ordinary Shares at an initial exercise price of $3.00 per Class A Ordinary Share, subject to adjustment, pursuant to the Securities Purchase Agreement dated October 13, 2024, as amended on October 31, 2024 by and between the Company and certain investors. The purchase price of each Class A Ordinary Share and two Warrants is $0.50. The Company received gross proceeds in the amount of $2,500,000 (assuming the Warrants are not exercised). The Company intends to use the proceeds to provide financing for its generative AI platform, general research and development, administrative expenses, talent acquisition, and working capital needs.

The Warrants

Pursuant to the Securities Purchase Agreement, as amended pursuant to the Amendment Agreement dated October 31, 2024, by and among the Company and the Purchasers, on the fourteenth (14th) calendar days after the closing of the Private Placement, the exercise price of the Warrants shall be reset to 20% of Nasdaq Minimum Price of the Company’s Class A Ordinary Share determined on the date of the Securities Purchase Agreement (the “Reset”). In addition, upon the Reset of the exercise price, the number of Class A Ordinary Share underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such Reset shall be adjusted to the number of Class A Ordinary Share determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such Reset and dividing the product thereof by the exercise price resulting from such Reset.

The exercise price of the Warrants is subject to further adjustment including share dividends, share splits, share combination, subsequent rights offering, pro rata distributions, and certain fundamental transaction. If at any time on or after the issuance of the Warrants, there occurs any share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and such date on which the Share Combination Event is effected, the “Share Combination Event Date”) and the lowest weighted average price of the Class A Ordinary Shares during the period commencing on the trading day immediately following the applicable Share Combination Event Date and ending on the fifth (5th) trading day immediately following the applicable Share Combination Event Date (such period the “Share Combination Adjustment Period” and such price the “Event Market Price”), is less than the exercise price then in effect (after giving effect to the adjustment of the share splits share combination by multiplying a fraction of which the numerator shall be the number of Class A Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of Class A Ordinary Shares outstanding immediately after such event), then, at the close of trading on the last day of the Share Combination Adjustment Period, the exercise price then in effect on such 5th trading day shall be reduced (but in no event increased) to the Event Market Price and the number of Warrant Shares issuable upon exercise of the Warrants shall be increased such that the aggregate exercise price payable, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price for the Warrant Shares prior to such adjustment.

As a result of the Reset and after giving effect to the effectiveness of the Reverse Share Split discussed in the section “The Reverse Share Split” below, the exercise price of the Warrants was adjusted to $1.515 per share and the number of Warrant Shares was adjusted to 19,801,985.

The Warrants are exercisable upon issuance and will expire five years from their initial date of exercise. The Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the Warrant Shares. In addition, if at any time after the three months’ anniversary of the date of issuance, the holder of the Warrant may alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of Class A Ordinary Shares underlying such portion of the Warrants to be exercised.

Registration Rights

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of all of the Shares and the Class A Ordinary Shares issuable upon exercise of the Warrants under the Registration Rights Agreement.

The Company issued the Class A Ordinary Shares and Warrants, and the Private Placement closed on October 31, 2024. The Class A Ordinary Shares and Warrants were issued in reliance on Regulation S promulgated under the Securities Act, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares or Warrants for the account or benefit of any U.S. person.

The Reverse Share Split

We received a written notification from Nasdaq on September 25, 2024, notifying us that we are not in compliance with the Minimum Bid Price Requirement. To regain compliance, our Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days by March 24, 2025. In the event the Company does not regain compliance by March 24, 2025, we are eligible for an additional 180 calendar day period to regain compliance with the Minimum Bid Price Requirement. On November 1, 2024, the Company convened its special meeting of shareholders, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the Reverse Share Split in a ratio of one (1)-for-fifteen (15) of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, as well as the number of authorized Class A Ordinary Shares and Class B Ordinary Shares. As a result, as of the date of this report, there are 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares issued and outstanding and the Company’s authorized share capital is US$1,020,000 and is divided into: (a) 30,000,000,000 Class A Ordinary Shares of par value of US$0.00003 each, and (b) 4,000,000,000 Class B Ordinary Shares of par value of US$0.00003 each. The Reverse Share Split was to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on November 26, 2024, under the existing ticker symbol “GMM.”

The numbers of shares disclosed in this “Our Corporate History and Structure” section prior to this subsection “The Reverse Share Split” were not adjusted to reflect the Reverse Share Split. Unless otherwise indicated, all information elsewhere in this report reflects the Reverse Share Split.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Global Mofy Cayman’s ability to pay dividends to its shareholders. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this report, there has not been any assets or cash transfer between the holding company and its subsidiaries. As of the date of this report, there have not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company, and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

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

As of the date of this report, no dividends, distributions or transfers have been made between Global Mofy Cayman and any of its subsidiaries. For the foreseeable future, the funds raised through our initial public offering and this offering will be used by the Chinese operating subsidiaries for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

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

As of the date of this report, YCM CPA INC., our current auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection. As of the date of this report, Marcum Asia CPAs LLP, the independent registered public account firm that issued the audit report for the fiscal years ended September 30, 2023 and 2022 included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Marcum Asia CPAs LLP’s compliance with applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this report, neither Marcum Asia CPAs LLP, our previous auditor, nor YCM CPA INC., our current auditor, are subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

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

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to complete the filing procedure in connection with our follow-on offerings under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to follow-on offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this report, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Class A Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

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

According to the Trial Measures and the Circular, we were subject to and have completed the filing requirements of the CSRC in connection with our initial public offering completed in October 2023.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of our follow-on offerings. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in China - The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 17.

As of the date of this report, according to our PRC counsel, Jingtian & Gongcheng, although we are required to making filings on the offering with the CSRC within three working days after follow-on offering is completed under the Trial Measures, none of the Company or any our subsidiaries is currently required to obtain any other approval from Chinese authorities, to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this report are subject to the M&A Rules.

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

B. Business Overview

Overview

We are an AI-Driven technology solutions provider engaged in virtual content production, and digital assets development for the digital content industry. Utilizing our proprietary “Mofy Lab” technology platform, which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high-definition virtual versions of a wide range of physical world objects, such as human, animal and scenes, which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we are one of the leading digital asset banks in China. As of the date of this report, our digital asset bank has more than 100,000 high precision 3D digital assets. High precision means 4K (4096*2160) resolution of movie precision. With our strong technology platform and industry track record, we attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. Additionally, we have developed the Gausspeed platform, an innovative generative AI solution NIVIDIA Omniverse and NVIDIA RTX GPUs to further enhance our capabilities in creating high-quality digital content. We primarily operate in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing during the fiscal year ended September 30, 2022. However, we did not have revenue from this line of business in the fiscal years ended September 30, 2023 and 2024 and we planned to cease this line of business in the future.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform and developing AI technologies, we produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we have built a robust digital asset bank with more than 100,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Additionally, leveraging our robust digital asset bank, we have started further in-depth development of AI-based 3D model and video generative tool to further enhance our operation efficiency and profitability. Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and items that can be licensed for use in virtual environment.

Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of digital content industry, we believe digital assets will become increasingly valuable and have abundant use cases. We plan to continue to actively expand our digital asset bank and develop more digital asset products that we believe have more uses to serve this rapidly growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high-definition virtual version of real-world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist digital content industry companies in creating high quality virtual contents.

For the year ended September 30, 2024, our revenues were $14.36 million of which approximately 51% and 49% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2023, our revenues were $26.89 million of which approximately 57% and 43% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2022, our revenues were $17.19 million of which approximately 73%, 4% and 23% were generated from our three lines of business, virtual technology service, digital marketing, digital assets development and others, respectively. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. Global Mofy China is in the process of adjusting its business and marketing strategies for the digital asset development and others for the year ended September 30, 2022. For the fiscal year ended September 30, 2023, 43% of our revenues were generated from the digital asset development and others. For the fiscal year ended September 30, 2024, 49% of our revenues were generated from the digital asset development and others.

We position ourselves as a comprehensive technology solutions provider that acts as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We believe that our experienced management team are able to utilize the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Our Products and Services

Utilizing our proprietary “Mofy Lab” technology platform, we offer two main services as follows: (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing in the fiscal year ended September 30, 2022. However, we did not have revenue from this line of business in the fiscal years ended September 30, 2023 and 2024 and we planned to cease this line of business in the future.

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

For the years ended September 30, 2024, 2023, and 2022, approximately 51%, 57% and 36% of our revenues were generated from virtual technology services, respectively.

Digital Asset Development and Others

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 30,000 3D digital assets. We license specific use right of these digital assets to customers who use them based on their specific needs across different applications such as animation and gaming. The licensing provides customers the right to use our 3D digital assets within certain scope of use, and we are entitled to receive the license fee under the licensing arrangements. Generally, unless the digital assets are customized specifically as requested by the customers, the licensing of the digital assets is non-exclusive, and the digital assets may be licensed repeatedly to other customers.

Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and items that can be licensed for use in virtual environment. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will become increasingly valuable and have abundant use cases. We plan to actively expand our digital asset bank and build digital assets which we believe have more use case to serve this fast-growing market.

The core technologies of digital asset development service are the 3D rebuilt technology and AI interactive technology which is the foundation of our “Mofy Lab” technology platform. Through years of research and development, we can precisely convert almost all physical world objects including human, animal, subjects, scenes into high-definition 3D digital assets to be used in the virtual world.

Others

We also enter into copyright licensing agreements with entertainment production companies to authorize production rights, adaption rights, sublicense rights of works copyrights Global Mofy China currently owns. The licensing provides customers the right to use of the intellectual property. See the list under “Intellectual Property - Copyrights” for more information.

For the year ended September 30, 2024, 2023, and 2022, our revenue generated from this line of business reached nearly 49%, 43% and 89% of our total revenues, respectively.

Our Technology

Global Mofy China has its own technology platform called “Mofy Lab.” The in-house developed “Mofy Lab” contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can precisely convert real word objects into 3D digital assets, which to be used in the metaverse and provide one-stop, low barrier, low-cost method to assist our customers to create high quality virtual contents in TV/movie, animations, games, AR/VR and advertisements, etc. We use these two technologies in all three of our lines of business including virtual technology service, digital marketing, and digital asset development and others.

3D Rebuilt Technology

The 3D rebuild technology is the key to transferring a physical object in the real world into a 3D digital asset in metaverse. The principle of the 3D rebuilt technology is to transfer the characters, objects and scenarios of the real world into 3D digital assets that can be used by computer languages, or the “virtual world”, through the process of in-depth data acquisition, pre-processing, point cloud registration and fusion, surface generation and so on, done by the computer after high-precision, 3D structured omni-directional scanning of real objects. When we transfer physical objects into 3D digital assets in the Mofy Lab, hardware devices, such as scanners owned by Global Mofy China, are required for majority of these 3D digital assets. In other words, we use scanners during our 3D digital assets conversation process. They are one of our types of operational equipment and within the possession of the Company.

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

Our Customers

For the year ended September 30, 2024, one customer accounted for approximately 13% of total revenues, respectively. As of September 30, 2024, the balance due from four customers accounted for approximately 32%, 15%, 14% and 13% of the Company’s total accounts receivable, respectively.

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

Our Suppliers

For the year ended September 30, 2024, three suppliers accounted for approximately 15%, 14% and 9% of the total purchases, respectively. As of September 30, 2024, four suppliers accounted for approximately 22%, 16%, 11% and 10% of the Company’s accounts payable, respectively.

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

Global Mofy China has kept iterating and optimizing the virtual technology. Since its inception, Global Mofy China has invested heavily in core technology and have constantly recruited new technical talents to help the growth. As of the date of this report, Global Mofy China has 30 full time research and development personnel, respectively, among them, there are 19 research and development personnel related to the core technology platform, Mofy Lab, which is in the charge by Wenjun Jiang, the Chief Technology Officer of the Company. For the fiscal years ended September 30, 2024, 2023 and 2022, we had US$7.45 million, US$3.55 million and US$3.21 million for research and development expenses, respectively.

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

As to the right contents of copyright, it has added the provision regarding the “digital” reproduction method. As to the restriction over rights, it has modified the conditions for the reasonable use. As to the copyright protection, it has introduced a punitive penalty and increased the legal compensation ceiling to RMB 5 million to further strengthen the copyright protection. The recent revision of the Copyright Law has expanded the scope of works, added the contents of copyright protection, and reinforced the penalty against the infringement. It will strengthen the protection of intellectual results from this perspective and will further boost the vibrant development of the cultural and entertainment industries.

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

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has come into effect on January 1, 2020 and has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

The Industry Guidelines on Encouraged Foreign Investment (Year 2019) approved by the State Council are hereby promulgated and shall be implemented with effect from 30 July 2019. China has introduced an Industry Guidelines on Encouraged Foreign Investment to encourage and allow foreign-invested enterprises to set up businesses in China. The scope of encouragement mainly includes Agriculture, forestry, husbandry, fishing, Mining, Manufacturing, Information transfer, software and technical services Chinese subsidiaries are principally engaged in the provision of investment and financing consulting and technical services, which fall into the category of “encouraged” or “allowed” under the directory.

According to the Foreign Investment Law, the State Council will publish or approve publishing the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the Negative List (Edition 2019). On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue, which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

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

According to the Trial Measures and the Circular, we were subject to and have completed the filing requirements of the CSRC in connection with our initial public offering completed in October 2023.

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of our follow-on offerings. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in China.”

The Circular and Trial Measures, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Risk Factors - Risks Related to Doing Business in China.”

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

Trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. The validity period of registered trademarks is 10 years from the date of approval of trademark application and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Global Mofy HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiary, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have to be for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation. Global Mofy WFOE has been a Foreign-invested Enterprise since establishment and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Global Mofy China is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

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

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Global Mofy HK Limited	Hong Kong SAR
GMM Discovery LLC	State of Delaware
Mofy Metaverse (Beijing) Technology Co., Ltd.	People’s Republic of China
Gauss Intelligence (Beijing) Technology Co., Ltd.	People’s Republic of China
Global Mofy (Beijing) Technology Co., Ltd.	People’s Republic of China
Anji Century Mofy Education Consulting Co., Ltd.	People’s Republic of China
Kuyu Intelligent Technology (Anji) Co., Ltd.	People’s Republic of China
Shanghai Mo Ying Fei Huan Technology Co., Ltd.	People’s Republic of China
Kashi Mofy Interactive Digital Technology Co., Ltd.	People’s Republic of China
Xi’an Digital Cloud Technology Co., Ltd.	People’s Republic of China
Mofy (Beijing) Film Technology Co., Ltd.	People’s Republic of China
Global Mofy (Beijing) Technology Co., Ltd.	State of California
Zhejiang Mofy Metaverse Technology Co., Ltd.	People’s Republic of China

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

As of the date of this report, Global Mofy China has 5 registered trademarks, 1 registered domain name, and 45 registered copyrights. Xi’an Mofy has 5 registered copyrights. Zhejiang Mofy has 9 copyrights.

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

Trademarks

Global Mofy China owns the following 5 registered trademarks.

No.	Trademark name	Application/ registration number	Application date	Application category	Trademark status
1	Mo Fei Shi Xiao (literally the Mofy Visual Effects)	56144678	May 18, 2021	Class 40	Registered
2	Mo Fei Ying Ye (literally the Mofy Movie Group)	56167214	May 18, 2021	Class 41	Registered
3	Huan Qiu Mo Fei (literally the Global Mofy)	64536301	January 21, 2023	Class 41	Registered
4	GAUSSPEED Gao Si Guang Nian	78288035	April 28, 2024	Class 35	Registered
5	GAUSSPEED Gao Si Guang Nian	78303620	April 28, 2024	Class 41	Registered

Copyrights

Works copyright

No.	Works name	Registration number	Completion date of works	Registration date	Registration category	Copyright owner
1	Wu Gen Zhi Guo (literally the Rootless Country)	GZDZ-2018-A-00624455	July 20, 2018	September 25, 2018	Written Works	Global Mofy (Beijing) Technology Co., Limited
2	Ba Luo Tu (literally the Barlow Rabbit)	GZDZ-2021-F-00176083	January 27, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
3	Cai Hong Shou (literally the Rainbow Beast)	GZDZ-2021-F-00176086	November 26, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
4	Chou Chou Mei (literally the Less Good-looking But Cute Girl)	GZDZ-2021-F-00176084	January 19, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
5	Chou Chou Wa (literally the Less Good-looking But Cute Baby)	GZDZ-2021-F-00176085	January 16, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
6	Guan Jun Zhi Lu (literally the Road of Champion)	QZDZ-2021-F-00349474	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
7	Jian Bao Jin Tong (literally the Golden Pupils for Identifying Treasures)	QZDZ-2021-F-00349234	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
8	Jin Yi Wei Mi Dang (literally the Secret Files of Royal Guards)	QZDZ-2021-F-00348994	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
9	Ling Dang (literally the Small Bells)	GZDZ-2021-F-00176081	January 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
10	Ru Lian Shi Tui Li Shi Jian Bu (literally the Mortician’s Reasoning Event Book)	QZDZ-2021-F-00348995	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
11	Wan Zi (literally the Meatballs)	GZDZ-2021-F-00176082	August 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
12	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010206	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
13	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010207	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
14	Zui Hou Yi Ge Shou Shan Ren (literally the Last Mountain Guard)	QZDZ-2021-F-00349235	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited

Software copyright

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
1	Global Mofy Maya Assets Batch Importing Plug-in System	V1.3	Global Mofy Maya Assets Batch Importing Plug-ins	2019SR1042371	October 14, 2019	RZDZ No. 4463128	Global Mofy (Beijing) Technology Co., Limited
2	Global Mofy Batch Renaming Software	V1.4	Global Mofy Batch Renaming	2019SR1036780	October 12, 2019	RZDZ No. 4457537	Global Mofy (Beijing) Technology Co., Limited
3	Global Mofy Management System for Project Working Time	V1.17	Global Mofy Project Working Time System	2019SR1034394	10/12/2019	RZDZ No. 4455151	Global Mofy (Beijing) Technology Co., Limited
4	Global Mofy 3dsMax Plug-in System for Polygon Conversion	V1.54	Global Mofy 3dsMax Plug-ins for Polygon Conversion	2019SR1034386	10/12/2019	RZDZ No. 4455143	Global Mofy (Beijing) Technology Co., Limited
5	Global Mofy 3dsMax Plug-in System for Batch Rendering	V1.12	Global Mofy 3dsMax Plug-ins for Batch Rendering	2019SR1029565	October 11, 2019	RZDZ No. 4450322	Global Mofy (Beijing) Technology Co., Limited
6	Network Technology System for Digital Vision	V1.0	-	2019SR0891875	8/27/2019	RZDZ No. 4312632	Global Mofy (Beijing) Technology Co., Limited
7	Global Mofy AI Visual Effect Platform	V1.0	-	2019SR0891498	August 27, 2019	RZDZ No. 4312255	Global Mofy (Beijing) Technology Co., Limited
8	Digital IP Image Storage System	V1.0	-	2019SR0891684	8/27/2019	RZDZ No. 4312441	Global Mofy (Beijing) Technology Co., Limited
9	Network Cloud Platform Based on AI We-media Resources	V1.0	-	2019SR0891876	8/27/2019	RZDZ No. 431233	Global Mofy (Beijing) Technology Co., Limited
10	Global Mofy Nuke Management System for Default Values of Node Attributes	V1.0	Global Mofy Nuke Management Tool for Default Values of Nodes	2019SR0824052	August 8, 2019	RZDZ No. 4244809	Global Mofy (Beijing) Technology Co., Limited
11	Global Mofy Nuke Plug-in System for Grid Effect Generation	V1.0	Global Mofy Nuke Plug-ins for Grid Effect Generation	2019SR0824061	8/8/2019	RZDZ No. 4244818	Global Mofy (Beijing) Technology Co., Limited
12	Global Mofy Nuke Plug-in System for Pixel Analysis	V1.0	Global Mofy Nuke Pixel Analysis Plug-ins	2019SR0824045	August 8, 2019	RZDZ No. 4244802	Global Mofy (Beijing) Technology Co., Limited
13	Global Mofy Nuke Batch Modification System for Node Attribute	V1.0	Global Mofy Nuke Batch Modification Tools for Attributes	2019SR0824707	8/8/2019	RZDZ No. 4245464	Global Mofy (Beijing) Technology Co., Limited

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
14	Global Mofy Nuke Plug-in System for Lens Halo	V1.0	Global Mofy Nuke Lens Halo Plug-ins	2019SR0797783	August 1, 2019	RZDZ No. 4218540	Global Mofy (Beijing) Technology Co., Limited
15	Global Mofy Nuke Project Management System	V1.0	Global Mofy Nuke Project Management	2019SR0797113	July 31, 2019	RZDZ No. 4217870	Global Mofy (Beijing) Technology Co., Limited
16	Global Mofy Nuke 2D Lighting Plug-in System	V1.0	Global Mofy Nuke 2D Lighting Plug-ins	2019SR0797404	7/31/2019	RZDZ No. 4218161	Global Mofy (Beijing) Technology Co., Limited
17	Global Mofy Nuke Plug-in System for Batch Rendering	V1.0	Global Mofy Nuke Batch Rendering Plug-ins	2019SR0797267	7/31/2019	RZDZ No. 4218024	Global Mofy (Beijing) Technology Co., Limited
18	Virtual Test Management Software	V1.0		2022SR1626810	12/29/2022	RZDZ No. 10581009	Global Mofy (Beijing) Technology Co., Limited
19	Virtual Operation Control System	V1.0		2022SR1626811	12/29/2022	RZDZ No. 10581010	Global Mofy (Beijing) Technology Co., Limited
20	Virtual Port Settings Software	V1.0		2022SR1626812	12/29/2022	RZDZ No. 10581011	Global Mofy (Beijing) Technology Co., Limited
21	Virtual Communication Access Software	V1.0		2022SR1619059	12/28/2022	RZDZ No. 10573258	Global Mofy (Beijing) Technology Co., Limited
22	Virtual Portal System	V1.0		2022SR1619058	12/28/2022	RZDZ No. 10573257	Global Mofy (Beijing) Technology Co., Limited
23	Virtual Platform Business Management System	V1.0		2022SR1614036	12/26/2022	RZDZ No. 10568235	Global Mofy (Beijing) Technology Co., Limited
24	Virtual Data Collection Management Software	V1.0		2022SR1614035	12/26/2022	RZDZ No. 10568234	Global Mofy (Beijing) Technology Co., Limited
25	Virtual Database Backup System	V1.0		2022SR1626813	12/29/2022	RZDZ No. 10581012	Global Mofy (Beijing) Technology Co., Limited
26	Virtual Asset Identification and Analysis Software	V1.0		2022SR1626952	12/29/2022	RZDZ No. 10581151	Global Mofy (Beijing) Technology Co., Limited
27	Virtual Asset Parameter Optimization Software	V1.0		2022SR1557543	11/22/2022	RZDZ No. 10511742	Global Mofy (Beijing) Technology Co., Limited
28	Virtual Asset Correction Software	V1.0		2022SR1517798	11/16/2022	RZDZ No. 10471997	Global Mofy (Beijing) Technology Co., Limited
29	Virtual Asset Visualization Ending System	V1.0		2022SR1517745	11/16/2022	RZDZ No. 10471944	Global Mofy (Beijing) Technology Co., Limited
30	Virtual Asset Conversion Software	V1.0		2022SR1520771	11/17/2022	RZDZ No. 10474970	Global Mofy (Beijing) Technology Co., Limited
31	Modular Building Editable Tool Platform	V1.0		2024SR1221506	8/11/2024	RZDZ No. 13625379	Global Mofy (Beijing) Technology Co., Limited

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
32	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	V1.13	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	2019SR1435524	December 26, 2019	RZDZ No. 4856281	Xi’an Digital Cloud Library Technology Co., Ltd.
33	Digital Cloud Library 3dsMax Quick Rendering Plug-in System	V1.13	Digital Cloud Library 3dsMax Quick Rendering Plug-ins	2019SR1436175	12/26/2019	RZDZ No. 4856932	Xi’an Digital Cloud Library Technology Co., Ltd.
34	Digital Cloud Library Maya Plug-in System for Camera Distance Materials	V1.1	Digital Cloud Library Maya Camera Distance Materials	2019SR1439640	12/26/2019	RZDZ No. 4860397	Xi’an Digital Cloud Library Technology Co., Ltd.
35	Digital Cloud Library Maya View Watermark Plug-in System	V1.2	Digital Cloud Library Maya View Watermark Nodes	2019SR1437211	12/26/2019	RZDZ No. 4857968	Xi’an Digital Cloud Library Technology Co., Ltd.
36	Digital Cloud Library 3dsMax Vertex Light Plug-in System	V1.104	Digital Cloud Library 3dsMax Vertex Light Plug-ins	2019SR1437204	July 19, 2019	RZDZ No. 4857961	Xi’an Digital Cloud Library Technology Co., Ltd.
37	Material Surface Defect Recognition System	V1.0	Material Surface Defect Recognition System	2024SR1796351	11/15/2024	RZDZ No. 14200224	Zhejiang Mofy Metaverse Technology Co., Ltd.
38	Dynamic Keyframe Split-Screen Creative Tool Software	V1.0	Dynamic Keyframe Split-Screen Creative Tool Software	2024SR1796376	11/15/2024	RZDZ No. 14200249	Zhejiang Mofy Metaverse Technology Co., Ltd.
39	Comprehensive 3D Model Asset Management System	V1.0	Comprehensive 3D Model Asset Management System	2024SR1795311	11/13/2024	RZDZ No. 14169184	Zhejiang Mofy Metaverse Technology Co., Ltd.
40	3D Asset Comprehensive Management Platform	V1.0	3D Asset Comprehensive Management Platform	2024SR1765358	11/13/2024	RZDZ No. 14169231	Zhejiang Mofy Metaverse Technology Co., Ltd.
41	Real-time Image Distortion Correction Software	V1.0	Real-time Image Distortion Correction Software	2024SR1796437	11/15/2024	RZDZ No. 14200310	Zhejiang Mofy Metaverse Technology Co., Ltd.
42	Real-time Color Change Tracking and Analysis Software	V1.0	Real-time Color Change Tracking and Analysis Software	2024SR1765317	11/13/2024	RZDZ No. 14169190	Zhejiang Mofy Metaverse Technology Co., Ltd.
43	Real-time Rendering Efficiency Enhancement Software	V1.0	Real-time Rendering Efficiency Enhancement Software	2024SR1095747	07/31/2024	RZDZ No. 13499620	Zhejiang Mofy Metaverse Technology Co., Ltd.
44	Video Quality Monitoring and Correction System	V1.0	Video Quality Monitoring and Correction System	2024SR1765315	11/13/2024	RZDZ No. 14169188	Zhejiang Mofy Metaverse Technology Co., Ltd.
45	Automated Image Perspective Correction Tool Software	V1.0	Automated Image Perspective Correction Tool Software	2024SR1765316	11/13/2024	RZDZ No. 14169189	Zhejiang Mofy Metaverse Technology Co., Ltd.

Domain

Global Mofy China has the right to use the following domain registration issued in the PRC:

Number	Domain Name	Owner
1	globalmofy.cn	Global Mofy (Beijing) Technology Co., Limited

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

We are an AI-Driven technology solutions provider engaged in virtual content production, and digital assets development for the digital content industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we are one of the leading digital asset banks in China. As of the date of this report, our digital asset bank has more than 100,000 high precision 3D digital assets. High precision means 4K (4096*2160) resolution of movie precision. With our strong technology platform and industry track record, we attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. Additionally, we have developed the Gausspeed platform, an innovative generative AI solution NIVIDIA Omniverse and NVIDIA RTX GPUs to further enhance our capabilities in creating high-quality digital content. We primarily operate in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing during the fiscal year ended September 30, 2022. However, we did not have revenue from this line of business in the fiscal years ended September 30, 2023 and 2024 and we planned to cease this line of business in the future.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform and developing AI technologies, we produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we have built a robust digital asset bank with more than 100,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Additionally, leveraging our robust digital asset bank, we have started further in-depth development of AI-based 3D model and video generative tool to further enhance our operation efficiency and profitability. Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and items that can be licensed for use in virtual environment.

Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of digital content industry, we believe digital assets will become increasingly valuable and have abundant use cases. We plan to continue to actively expand our digital asset bank and develop more digital asset products that we believe have more uses to serve this rapidly growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high-definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist digital content industry companies in creating high quality virtual contents.

For the year ended September 30, 2024, our revenues were $41.36 million of which approximately 51% and 49% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2023, our revenues were $26.89 million of which approximately 57% and 43% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2022, our revenues were $17.19 million of which approximately 73%, 4% and 23% were generated from our three lines of business, virtual technology service, digital marketing, digital assets development and others, respectively. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. Global Mofy China is in the process of adjusting its business and marketing strategies for the digital asset development and others for the year ended September 30, 2022. For the fiscal year ended September 30, 2023, 43% of our revenues were generated from the digital asset development and others. For the fiscal year ended September 30, 2024, 49% of our revenues were generated from the digital asset development and others.

We position ourselves as a comprehensive technology solutions provider that acts as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We believe that our experienced management team are able to utilize the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Recent Developments

On December 29, 2023, the Company entered into certain securities purchase agreements with certain institutional investors (the “Investors”) for a follow-on offering of $10 million of ordinary shares, par value $0.000002 per share and accompanying warrants at a price of $7.25 per ordinary share and accompany warrant. The Company issued a total of 1,379,313 ordinary shares and warrants for the purchase of up to 2,068,970 ordinary shares at an exercise price of $8.00 per share (the “Existing Warrants”). On March 1, 2024, the Company entered into warrant exchange agreements with each of the Investors, pursuant to which each Investor conveyed, assigned, transferred, and surrendered the Existing Warrants in exchange for new warrants (the “New Warrants”). The Existing Warrants were automatically deemed cancelled by the Company upon the time of issuance of the New Warrants. The New Warrants have the same terms and conditions as the Existing Warrants except that the New Warrants allow each holder to, after 6 months from the original issuance date of the Existing Warrants, alternatively exchange all or any portion of the New Warrants into such aggregate number of ordinary shares equal to the product of (x) 0.4 and (y) such aggregate number of ordinary shares underlying such portion of the New Warrants to be exercised (the “Alternative Cashless Exercise”). In July, the Company issued a total of 827,589 ordinary shares upon delivery of notices from the Investors exercising the New Warrants in full through Alternative Cashless Exercise. As a result, all of the New Warrants have been fully exercised.

In January 2024, the Company established a subsidiary, Global Mofy (Beijing) Technology Co., Ltd, under the laws of the State of California, to develop and expand overseas business.

In March 2024, the Company established a subsidiary, Gauss Intelligence (Beijing) Technology Co. Ltd., under the laws of China, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation.

In April 2024, the Company announced Gausspeed – a generative artificial intelligence (AIGC) platform designed for film production, video generation, and other content creation within the digital entertainment sector. Developed over two years, Gausspeed was designed from the outset to deeply integrate the NVIDIA Omniverse Cloud API, providing creators with a highly collaborative creative space. This integration significantly enhances cooperation and innovation within the creative ecosystem. The platform leverages the NVIDIA Omniverse and NVIDIA RTX GPU technologies, simplifying complex workflows, enhancing production efficiency, and bolstering collaboration within the entertainment industry. With advanced scene generation capabilities, Gausspeed enables directors and creators to preview prototype designs early in the project, allowing for precise planning and adjustments to ensure that every scene and shot aligns perfectly with the creator’s vision. This promotes creative freedom and reduces production complexity.

In May 2024, the Company established a subsidiary GMM Discovery LLC, under the laws of the State of Delaware, to serve a diverse client base and explore new market opportunities.

In July 2024, the Company established the Century Mofy Vocational Education Institute to meet the surging demand for trained AI talent and computer graphic artists. Located in Zhejiang, China, the Institute is dedicated to developing and supplying specialized talent in Artificial Intelligence Generated Content (“AIGC”) technology development and digital content creation, including a wide range of digital content such as images, videos, text, music, and more. AIGC leverages AI algorithms and machine learning models to generate content autonomously or assist human creators, making it a powerful tool in various industries, including entertainment, marketing, and media.

In July 2024, the Company’s CEO invited by NVIDIA China to engage with industry leaders at SIGGRAPH 2024.

In September 2024, the Company showcased generative AI innovations at major recruitment event in Ningxia to attract emerging talent.

In October 2024, the Company signed strategic cooperation framework agreement (the “Agreement”) with Lianyungang’s Haizhou High-Tech district, strengthening collaboration in AI and digital economy. Under the Agreement, both parties will collaborate on generative AI technology, digital cultural tourism, enterprise digital transformations, and talent cultivation.

In October 2024, the Company’s Gausspeed platform invited to NVIDIA Forum at CNCC2024 to showcase generative AI-Powered visual experiences.

Key Components of Results of Operations

Comparison of Results of Operations for the Years Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$41,360,953	100%	$26,889,911	100.0%	$14,471,042	53.8%
Cost of revenues	(20,556,763)	(49.7)%	(12,357,934)	(46.0)%	(8,198,829)	66.3%
Gross profit	20,804,190	50.3%	14,531,977	54.0%	6,272,213	43.2%

Operating expenses:
Selling expenses	(1,107,215)	(2.7)%	(294,587)	(1.1)%	(812,628)	275.9%
General and administrative expenses	(5,425,015)	(13.1)%	(3,046,037)	(11.3)%	(2,378,978)	78.1%
Research and development expenses	(7,448,583)	(18.0)%	(3,546,155)	(13.2)%	(3,902,428)	110.0%
Total operating expenses	(13,980,813)	(33.8)%	(6,886,779)	(25.6)%	(7,094,034)	103.0%
	-				-
Income (loss) from operations	6,823,377	16.5%	7,645,198	28.4%	(821,821)	(10.7)%

Other income (expenses):
Interest income	208,647	0.5%	41,230	0.2%	167,417	406.1%
Interest expenses	(195,331)	(0.5)%	(126,206)	(0.5)%	(69,125)	54.8%
Issuance costs allocated to warrant liability	(823,846)	(2.0)%	—	—	(823,846)	(100.0)%
Change in fair value of warrant liability	6,827,034	16.5%	—	—	6,827,034	100.0%
Other income, net	144,819	0.4%	89,124	0.3%	55,695	62.5%
Total other income, net	6,161,323	14.9%	4,148	0.0%	6,157,175	148437.2%

Income (loss) before income taxes	12,984,700	31.4%	7,649,346	28.4%	5,335,354	69.7%
Income taxes expense	(847,448)	(2.0)%	(1,098,087)	(4.1)%	335,288	(22.8)%
Net income (loss)	12,137,252	29.3%	6,551,259	24.3%	5,670,642	85.3%

Revenue

We generate revenue primarily through virtual technology service and digital asset development. Total revenues increased by $14.47 million or 53.8%, from $26.9 million for the year ended September 30, 2023, to $41.4 million for the year ended September 30, 2024. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$20,900,022	50.5%	$15,382,324	57.2%	$5,526,607	35.9%
Digital marketing	—	—	—	—	—	—
Digital asset development and others	20,460,931	49.5%	11,507,587	42.8%	8,944,435	77.8%
Total	$41,360,953	100%	$26,889,911	100.0%	$14,471,042	53.8%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 50.5% and 57.2% of total revenues for the years ended September 30, 2024 and 2023, respectively. Revenues from virtual technology service increased by $5.5 million, or 35.9% from $15.4 million for the year ended September 30, 2023, to $20.9 million for the year ended September 30, 2024. Such increase was mainly driven by the prosperity of the movie and TV industries boomed in China in recently two years, which led to an increase in the revenue contribution of movies and TV series projects. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and the company’s current reputation has led to existing clients continuing to cooperate with us, while also attracting new clients.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 49.5% and 42.8% of total revenues for the years ended September 30, 2024 and 2023, respectively. Revenues from digital assets development and others increased by $8.9 million from $11.5 million for the year ended September 30, 2023, to $20.5 million for the year ended September 30, 2024. The significant increase can primarily be attributed to the surging popularity of the metaverse concept, along with our astute business strategies. We have been continuously expanding the development of new digital assets and placing a greater emphasis on the higher margin business segment. Additionally, to cater to the diverse and evolving demands of our customers, we have been steadily augmenting the quantity of digital assets. Through the establishment of copyright licensing agreements, we confer production rights, adaptation rights, and sublicense rights of both licensed copyrights and digital assets upon entertainment production enterprises. As our company’s standing and prestige have risen, without any alterations to our existing business operations, we have managed to draw in new clientele, thereby fueling the growth of our digital asset - related business revenues. Looking ahead, we are committed to allocating even more resources to this particular business line, and it is anticipated that the share of digital asset development in the overall revenues will experience a further upward trajectory.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $8.2 million or 66.3%, from $12.4 million for the year ended September 30, 2023, to $20.6 million for the year ended September 30, 2024. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended September 30, 2024 and 2023:

	For the Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$15,112,126	73.5%	$9,616,594	77.8%	$5,495,532	57.1%
Digital marketing	—	—	—	—	—	—
Digital asset development and others	5,444,637	26.5%	2,741,340	22.2%	2,703,297	98.6%
Total	$20,556,763	100%	$12,357,934	100.0%	$8,198,829	66.3%

Cost of revenues for virtual technology service increased by $5.5 million, or 57.1%, from $9.6 million for the year ended September 30, 2023 to $15.1 million for the year ended September 30, 2024. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues varied in accordance with different projects.

Cost of revenues for digital asset development and others increased by $2.7 million, or 98.6%, from $2.7 million for the year ended September 30, 2023 to $5.4 million for the year ended September 30, 2024. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights and digital assets and out-sourced production and development services. The increase in cost of revenues was mainly due to the company’s business scale increases, it has increased investment in digital asset costs.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit increased by $6.3 million, or 43.2% from $14.5 million for the year ended September 30, 2023 to $20.8 million for the year ended September 30, 2024. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the years ended September 30, 2024 and 2023:

	For the Years Ended September 30,
	2024		2023		Variance
	Gross profit	GM%	Gross profit	GM%	Amount	%
Virtual technology service	$5,787,896	27.7%	$5,765,730	37.5%	$31,075	0.4%
Digital marketing			—	—
Digital asset development and others	15,016,294	73.4%	8,766,247	76.2%	6,241,138	71.3%
Total	$20,804,190	50.3%	$14,531,977	54.0%	$6,272,213	43.2%

The gross margin decreased from 54% for the year ended September 30, 2023 to 50.3% for the year ended September 30, 2024, which was mainly because that (i) the gross profits margin for virtual technology services decreased from 37.5% for the years ended September 30, 2023 to 27.7% for the years ended September 30, 2024. Gross margin varied in accordance with different projects. The decrease in gross margin for virtual technology services is primarily due to the corresponding increase in labor costs and outsourcing costs.; (ii) the gross profits margin for digital asset development business and others was 73.4% for the year ended September 30, 2024. The margin of digital asset development and others are normally higher than our traditional virtual technology services. The decrease in gross margin of this business line is primarily because the company has increased investment in digital asset costs.

Operating Expenses

Operating expenses increased by $7.1 million, or 103%, from $6.9 million for the year ended September 30, 2023, to $14.0 million for the year ended September 30, 2024. The change was primarily caused by the increase of $0.8 million in selling expenses, an increase of $2.4 million in general and administrative expenses, and an increase of $3.9 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses increased by $0.8 million, or 275.9%, from $0.3 million for the year ended September 30, 2023 to $1.1 million for the year ended September 30, 2024. Due to industry characteristic, our customer acquisition mainly relies on accumulated reputation in industry and internal recommendations, and there is no direct correlation between selling expenses and revenue growth. The increase was mainly due to the commission expenditure of $0.9 million and a decrease in entertainment expenses by $0.1million. Selling expenses represent 2.7% and 1.1% of total revenues for the years ended September 30, 2024 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $2.4 million, or 78.1%, from $3.0 million for the year ended September 30, 2023 to $5.4 million for the year ended September 30, 2024. The increase was mainly due to increased professional service fees of $1.8 million in relation to our initial public offering and successful IPO leads to increased employee bonuses $0.5 million. General and administrative expenses represent 13.1% and 11.3% of total revenues for the years ended September 30, 2024 and 2023, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses are expensed when incurred. Research and development expenses increased by $3.9 million, or 110%, from $3.5 million for the year ended September 30, 2023 to $7.4 million for the year ended September 30, 2024. Such increase was mainly the implementation of equity incentives for our R&D personnel, with an increase of $3.8 million in equity incentive costs.

Interest income

Interest income primarily arises from the loans to third parties. Interest income increased by $167,417, or 406.1%, to $208,647 for the year ended September 30, 2024, from $41,230 for the year ended September 30, 2023. The increase in interest income is mainly due to the increase in loans to third parties by the company this year. As of September 30, 2024, all loans extended by the company have been fully recovered.

Interest expenses

Interest expenses primarily arise from bank loans. Interest expenses increased by $69,125, or 54.8%, to $195,311 for the year ended September 30, 2024, from $126,206 for the year ended September 30, 2023, which was mainly attributable to an increase in average outstanding borrowings from banks.

Issuance costs allocated to warrant liability

The increase in issuance costs allocated to warrant liability is due to the issuance of ordinary shares and warrants by the company on November 29, 2023, which resulted in issuance expenses of $0.8 million.

Change in fair value of warrant liability

The increase in the change in fair value of warrant liability is due to the company issuing stock with attached warrants on November 29, 2023, with a fair value change of $6.8 million during the holding period. All of these warrants were exercised by July 2024.

Other income, net

Other income mainly comes from rental income, non-operating income and non-operating expenses. Other income, net increased by $55,695, or 62.5%, to $144,819 for the year ended September 30, 2024, from $89,124 for the year ended September 30, 2023, which was mainly due to the growth in rental income from subletting.

Income tax expense

We recorded an income tax expense of $0.8 million for the year ended September 30, 2024, compared to an income tax expense of $1.1 million for the year ended September 30, 2023, due to the company’s income tax expense has mainly focused on Zhejiang Mofy, which has enjoyed an income tax incentive this year with a tax rate of 5%.

Net Income

As a result of the foregoing, we recorded a net income of $12.1 million for the year ended September 30, 2024, as compared to a net income of $6.6 million for the year ended September 30, 2023.

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

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 42.8% and 23.4% of total revenues for the years ended September 30, 2023 and 2022, respectively. Revenues from digital assets development and others increased by $7.5 million from $4.0 million for the year ended September 30, 2022, to $11.5 million for the year ended September 30, 2023. Such increase was mainly driven by the boom of the concept of the metaverse and our business strategies of expanding the new digital asset development continuously and focusing more on the higher margin business line. Additionally, we have expanded and reached out to new customers in game production and cultural tourism business this year, which also contribute to our significant increase in revenue from digital asset development revenue. We enter into copyright licensing contracts to authorize production rights, adaptation rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. In the future, we will contribute more resources in this business line and the proportion of digital asset development of total revenues is expected to further increase.

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

Cost of revenues for virtual technology service increased by $0.1 million, or 1.1%, from $9.5 million for the year ended September 30, 2022 to $9.6 million for the year ended September 30, 2023. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues varied in accordance with different projects.

Cost of revenues for digital marketing was $nil for the year ended September 30, 2023 primarily because we do not have this revenue stream for this year. In 2022, we entered into agency agreements with customers and no longer need to incur significant cost related to the purchases and development of ad inventories and advertise services from other service providers. We are not a principal in these arrangements as we do not obtain control of ad inventories or advertising services, and therefore recorded net fees which is the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

Cost of revenues for digital asset development and others decreased by $0.4 million, or 14.1%, from $3.2 million for the year ended September 30, 2022 to $2.7 million for the year ended September 30, 2023. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights and digital assets and out-sourced production and development services. The decrease in cost of revenues was mainly due to the Company acquiring less complex digital assets from external suppliers in the current fiscal year which reduced the overall development and related cost.

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

Interest income

Interest income primarily arises from the loans to third parties. Interest income decreased by $1,718, or 4.0%, to $41,230 for the year ended September 30, 2023, from $42,948 for the year ended September 30, 2022.

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

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, funding from public offerings, if necessary, to ensure sufficient working capital. As of September 30, 2024, we had cash in the amount of $11.1 million and a total working capital of $5.7 million. As of September 30, 2024, we had accounts receivable of $1.9 million, a total of $1.2 million, or 62.7% of such accounts receivable balance has been collected as of the date of this report. As of September 30, 2024, we had bank loans of $5.4 million; management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which we issued 49,389 (Pre-split 740,829), 49,389 (Pre-split 740,829) and 29,633 (Pre-split 444,497) ordinary shares of the Company, par value US$0.000002, to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023. In October 2023, the Company issued 82,667 (Pre-split 1,240,000) ordinary shares, of which 80,000 (Pre-split 1,200,000) shares related to the public offering, and 2,667 (Pre-split 40,000) shares to an over-allotment arrangement, at $5.00 per share with net proceeds of approximately $5.2 million. In December 2023, the Company issued and sold 91,954 (Pre-split 1,379,313) Ordinary Shares accompanying warrants to two mutual funds established in North America, at $7.25 per share for $10.0 million. The net proceeds of $8.9 million were received on January 4, 2024. In November 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) accompanying warrants of 10,000,000 shares to several accredited investors. The purchase price for each ordinary share and two warrants is $0.5. The net proceeds of $2.42 million were received in October and November, 2024, respectively.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the financial statements were issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

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

Cash Flows Analysis

For the Years Ended September 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2024	2023
Net cash provided by (used in) operating activities	$18,108,698	$5,776,106
Net cash (used in) investing activities	(34,699,459)	(7,732,107)
Net cash provided by financing activities	16,922,098	11,639,459
Effect of foreign exchange rate on cash	299,643	(381,942)
Net increase in cash	630,980	9,301,516
Cash and restricted at the beginning of the year	10,437,580	1,136,064
Cash and restricted at the end of the year	$11,068,560	$10,437,580

Operating Activities

Net cash provided by operating activities was $18.1 million for the year ended September 30, 2024, mainly derived from (i) a net income of $12.1 million adjusted for noncash depreciation and amortization of $5.4 million, change in fair value of warrant liability of $6.8 million, equity-settled share based payments of $3.8 million and issuance costs allocated to warrant liability of $0.8 million; (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an decrease in accounts receivable of $1.9 million due to the improvement of company operational efficiency in this year; (b) an increase in advances from customers $3.4 million due to business growth; (c) an increase in accrued expenses and other liabilities $1.8 million; (d) an increase in advance to vendors of $3.6 million mainly for outsourced digital assets, which is in consistent with our business strategy of expanding the new digital asset development and contribute more resources in this business line. We expect to utilize these prepayments before the mid-year of 2025.

Net cash provided by operating activities was $5.8 million for the year ended September 30, 2023, mainly derived from (i) a net income of $6.6 million adjusted for noncash depreciation and amortization of $0.4 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of $1.7 million because of the expansion of our business in this year; (b) an increase in advance to vendors of $0.8 million mainly for outsourced digital assets, which is in consistent with our business strategy of expanding the new digital asset development and contribute more resources in this business line. We utilized these prepayments before the mid-year of 2024.

Investing Activities

Net cash used in investing activities amounted to $34.7 million for the year ended September 30, 2024, primarily consisting of purchases of long-term investments $0.3 million, purchase of intangible assets of $36.6 million, loans to third parties $15.3 million, collection of loans to third parties $16.7million and cash received from investment recovery $7.9 million.

Net cash used in investing activities amounted to $7.7 million for the year ended September 30, 2023, primarily consisting of collection of loans to related party of $0.2 million, partially offset by purchase of property and equipment of $9,782, purchase of intangible assets of $7.2 million and purchase of short-term investments of $0.8 million.

Financing Activities

Net cash provided by financing activities amounted to $16.9 million for the year ended September 30, 2024, primarily consisting of net proceeds in issuance of warrants of $8.9 million, net proceeds from issuance of ordinary shares upon public offering of $5.2 million and proceeds from bank loans of $7.3 million, partially offset by repayments of bank loans of $4.5 million.

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

Contractual Obligations

As of September 30, 2024 our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Short-term bank loans	$5,397,521	$5,397,521	$—	$—	$—
Loans from third parties	$23,512	$—	$23,512	$—	$—
Operating Lease Obligations	578,758	270,183	308,575	—	—
Total	$5,999,791	$5,667,704	$332,087	$—	$—

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

5.E. Critical Accounting Policies and Critical Accounting Estimates.

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

Credit losses for doubtful accounts receivable

We maintain an allowance for doubtful accounts for estimated losses. We measure credit losses utilizing a methodology that reflects expected credit losses and consider a broader range of reasonable and supportable information to inform credit loss estimates. We determine an allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for the years ended September 30, 2024 and 2023. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual technology service for visual effect in movies, television series, animations, games, advertisements, tourisms, and AR/VR technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year. The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract, and the contracts currently do not have any variable consideration.

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfies its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content produced is an asset when it is developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development completed and control transfer occurred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment collected in advance based on the contract upon each milestone would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into two types of digital marketing contracts directly with customers. For one type of contracts, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations. The Company engages third-party advising distributor while providing the promotion services. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party distributors for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

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

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaptation rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither the criteria as stated in ASC 610-10-55-62 is met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets, however, these customers will not be contractually or practically required to use them. The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Warrant Liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 12) from December 2023 in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

Stock-Based Compensation

The company recognize stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grant-date fair value of the award. To the extent a stock-based award is subject to performance conditions, the amount of expense recorded in a given period, if any, reflects the Company’s assessment of the probability of achieving the performance targets.

Fair value of stock options and shares subject to the Company’s employee stock purchase plan are estimated using the Black-Scholes valuation model; fair value of performance share unit (“PSU”) awards, restricted stock unit (“RSU”) awards and restricted stock awards (“RSA”) is based on the closing market price on the day preceding the grant. The company’s accounting treatment of forfeiture expenses reversals is at the forfeiture date and does not estimate future forfeitures prior to their actual occurrence.

Shares to be issued upon the exercise of stock options or the requisite service period of stock awards will come from newly issued shares.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Haogang Yang	34	Chief Executive Officer, Director, Chairman of the Board
Chen Chen	38	Chief Financial Officer, Director
Wenjun Jiang	40	Chief Technology Officer
Qing Li	38	Chief Operating Officer
Chi Chen(1)(2)(3)	46	Independent Director, Chair of Audit Committee
Rui Dong(1)(2)(3)	32	Independent Director, Chair of Nominating Committee
Xiaohong Qi(1)(2)(3)	50	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Chen Chen, Chief Financial Officer, Director

Mr. Chen Chen has served as the financial director of Global Mofy China since November 2022, and he is familiar with the Company’s operation. Mr. Chen has 10 years’ experience in financial management. From December 2020 to November 2022, he served as the financial director of Star Okay Super Order (Beijing) Network Technology Co., where he was mainly responsible for making financial decisions and managing the operation of the Company. From December 2015 to September 2019, Mr. Chen worked as a financial director of Macrolink Holding Group, where he was primarily responsible for conducting major company financial decisions and overseeing daily business activities. From December 2013 to December 2015, he was a financial director of China Textile Information Center, where he was in charge of the preparation of company’s financial statements and financial business review and tax planning. From 2009 to August 2013, Mr. Chen worked at Angelantoni of Italy, Beijing branch, as a financial director, where he was mainly responsible for preparing company’s financial statements, handling export tax rebates, participating in company’s major business discussions, and issuing financial opinions. Mr. Chen obtained his bachelor’s degree from China Youth University of Political Studies in 2014, majoring in financial management.

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

Chi Chen, Independent Director, Chair of Audit Committee

Mr. Chen is a financial professional with over 13 years of auditing and management experience. Mr. Chen specializes in S-1filing, U.S. GAAP and SEC compliance, and corporate risk control including SOX testing and compliance. Mr. Chen has been Risks and Controls manager of National Grid Plc., a U.S. and U.K. dual listed public company (NYSE: NGG; LSE: NG) since February 2020. From October 2015 to January 2020, Mr. Chen worked as the auditor in BDO USA LLP (New Jersey) and Grant Thornton LLP (New York) respectively, where he was involved extensively in S-1 filing, 10K and 10Q filings, and U.S. GAAP and SEC regulatory compliance for both private and public companies in the States. Prior to that, Mr. Chen had 6 years of auditing experience in Australia at BDO Audit Pty Ltd (Australia) and Grant Thornton Adelaide (Australia), respectively. Mr. Chen graduated from University of Adelaide with a bachelor’s degree in Commerce in Accounting in 2007. Mr. Chen is a Certified Public Accountant (State of New York) and Chartered Accountant (Institute of Chartered Accountants of Australia and New Zealand). We believe that Mr. Chen is qualified to serve on our board by reasons of professional experiences and qualifications.

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

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2024, we paid an aggregate of RMB1,263,947(approximately US$173,160), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended September 30, 2023, we paid an aggregate of RMB960,000 (approximately US$148,000), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended September 30, 2022, we paid an aggregate of RMB960,000 (approximately US$148,000), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

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

Compensation Committee. Our compensation committee consists of Chi Chen, Rui Dong, and Xiaohong Qi, and is chaired by Xiaohong Qi. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Board Diversity

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-

6.D. Employees

As of the date of this annual report, September 30, 2024, and September 30, 2023, we have 60, 47, and 38 full-time employees, respectively, in the following departments:

Departments	As of the date of this annual report	As of September 30, 2024	As of September 30, 2023
Management and Administration Department	26	18	16
Operation and Commerce Department	4	3	3
R & D Department - Mofy Lab	19	15	8
R & D Department - Others	11	11	11
Total	60	47	38

Global Mofy China’s employees are not protected by representatives of labor organizations and collective bargaining agreements. We believe that Global Mofy China maintains a good working relationship with our employees, and we have not experienced any major labor disputes. According to the local laws and regulations, Global Mofy China is required to make contributions to the employee welfare plan based on specific percentages of employee salaries, bonuses and certain allowances, and the maximum amount is set by the local government from time to time. Global Mofy China participate in various employee social security programs organized by local governments and has paid social insurance for all employees, including housing provident fund and five types of social insurance including pension, medical care, work-related injury, unemployment, and maternity.

Global Mofy China strengthened staff training, implemented performance appraisal and other measures to improve staff monetization and work efficiency. We believe that Global Mofy China maintains a good relationship with our employees.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares.

The calculations in the table below are based on 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Haogang Yang(1)	-	-	848,203	100%	89.06%
Chen Chen	-	-	-	-	-
Wenjun Jiang(2)	49,756	2.39%	-	-	*
Qing Li	-	-	-	-	-
Chi Chen	-	-	-	-	-
Rui Dong	-	-	-	-	-
Xiaohong Qi	-	-	-	-	-
All executive officers and directors as a group (7 persons)	49,756	2.39%	848,203	100%	89.06%

5% or Greater Shareholders
James Yang Mofy Limited(3)	-	-	727,593	85.78%	76.40%
New JOLENE&R L.P.(4)	-	-	120,610	14.22	12.66%

(1)	Haogang Yang beneficially owns 848,203 Class B Ordinary Shares in total through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control over the 727,593 Class B Ordinary Shares and through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Mr. Yang holds 75% interest and has voting and dispositive control to the 120,610 Class B Ordinary Shares.

(2)	Wenjun Jiang beneficially owns 49,756 Class A Ordinary Shares indirectly through New Jiang Wen Jun Limited, a company incorporated under the laws of the BVI and of which Ms. Jiang has voting and dispositive control.

(3)	Haogang Yang beneficially owns the 727,593 Class B Ordinary Shares indirectly through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control.

(4)	Haogang Yang, Nan Zhang, Qing Li, and Jing Huang beneficially own the 120,610 Class B Ordinary Shares indirectly through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Haogang Yang holds 75% interest and has voting and dispositive control to the 120,610 Class B Ordinary Shares.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Haogang Yang	Director of the Company
Mr. Yuchao Lu	Directly hold a 5.05% equity interest in the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Mori Enterprise Management (Beijing) Partnership	Controlled by Mr. Haogang Yang
Qi Fei Shanghai Technology Co., Ltd.	Controlled by Mr. Haogang Yang
Ms. Yang Li	Finance Controller of the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Moxing Shangxing (Beijing) Technology Co., Ltd	Controlled by Mr. Jianru Yang
Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”)	Ms. Yang li is the Finance Controller of Mofy Hainan

Transactions with related parties

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Revenue earned from related parties	$	$	$
Mofy Filming (Hainan) Co., Ltd.	—	—	1,439,596
Moxing Shangxing (Beijing) Technology Co., Ltd(a)	—	—	1,208,397
	—	—	2,647,993
Service fees charged by related party
Lianyungang Zongteng Film Studio	$—	$—	$10,808

Balances with related parties

As of September 30, 2024 and 2023, the balances with related parties were as follows:

	As of September 30,
	2024	2023
	US$	US$
Due to related party
Mr. Haogang Yang	$50,380	$—

Due from related party
Qi Fei Shanghai Technology Co., Ltd.	$142	$—
Mori Enterprise Management (Beijing) Partnership	19,523	—

(a)	As of September 30, 2024, the balance of Mr. Haogang Yang showed that the amount for reimbursement of expenses was $30,213(or RMB212,023), and the amount of payroll payables was $20,167(or RMB141,520).

(b)	As of September 30, 2024, the balance of Mori Enterprise Management (Beijing) Partnership $19,523(or RMB137,000) represented staff advance, and Qi Fei Shanghai Technology Co., Ltd. $142 (or RMB1,000) represented others.

As of September 30, 2023 and 2022, the balances with related parties were as follows:

	September 30, 2023	September 30 2022
Accounts receivable - Related Party
Moxing Shangxing (Beijing) Technology Co.	$-	298,587

Due from related party
Moxing Shangxing (Beijing) Technology Co.(a)	$-	182,751

(a)	As of September 30, 2022, the balance of $182,751 (or RMB1,300,000) represented the interest-free loan lent to Moxing Shangxing (Beijing) Technology Co., Ltd. for working capital purpose, with the maturity date of August 24, 2023. The loan was fully collected in December 2022.

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

Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Mingxing Dong, guaranteed the repayment of the above two loans.

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

On March 17, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $274,123 (or RMB2,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with an annual interest rate of 6%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans. The Company repaid the loan on March 18, 2024.

On September 20, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $137,061 (or RMB1,000,000) of loan for the period from September 20, 2023 to September 20, 2024 with an annual interest rate of 5.5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans. The Company repaid the loan on September 23, 2024.

On March 18, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $284,998 (or RMB2,000,000) of loan for the period from March 20, 2024 to March 19, 2025 with an annual interest rate of 5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans.

On September 30, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $142,499 (or RMB1,000,000) of loan for the period from September 30, 2024 to September 29, 2025 with an annual interest rate of 5.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans.

On March 30, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $411,184 (or RMB 3,000,000) for a term from March 30, 2023 to December 29, 2023 at a fixed annual interest rate of 4.35%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company repaid the loan in full upon maturity on December 29, 2023. The Company repaid the loan on September 9, 2024.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

As of the date of this annual report, we are not involved in any legal or administrative litigation that may have a material adverse effect on the company’s business, balance sheet, operating performance and cash flow.

We have taken measures to reduce the potential liability in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects and have obtained all the necessary licenses and approvals required for our business operations in China from the relevant government departments, and these licenses and approvals are still valid.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations in China, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Global Mofy HK may be considered a non-resident enterprise for tax purposes, so that any dividends Global Mofy WFOE pays to Global Mofy HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 4.B. - Regulation-Regulations on Foreign Currency Exchange” and “Item 4.B. - Regulation-Regulations on Dividend Distribution.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMM.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our third amended and restated memorandum and articles of association and the Companies Act (as amended), insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares. They do not purport to be complete. Reference is made to our third amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

We include summaries of material provisions of our memorandum and articles and the Cayman Islands Companies Act insofar as they relate to the material terms of our share capital.

Ordinary Share

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determines otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

The authorized share capital of the Company is $1,020,000 divided into 30,000,000,000 Class A Ordinary Shares with a par value of $0.00003 per share and 4,000,000,000 Class B Ordinary Shares with a par value of $0.00003 per share, of which 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares are outstanding as of the date of this report. Subject to the provisions of the Cayman Islands Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Islands Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors, when paying dividends to shareholders, may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest against the Company.

Voting Rights

Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle holder thereof to twenty (20) votes on all such matters. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights Attaching to Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of more than one half of the issued shares of that class, or with the sanction of a resolution passed by a majority of more than one half of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall be deemed not to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination; and

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce their share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on every partly-paid or unpaid share for all monies called or payable to us in respect of that share. Our liens on such shares extend to dividends payable thereon.

At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that shareholder’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture). The directors may determine that any share the subject of such notice be accepted by the Company as surrendered by the shareholder holding that share in lieu of forfeiture.

A forfeited or surrendered share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding such forfeit or surrender, remain liable to pay to us all monies which at the date of forfeiture or surrender were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent in writing of holders of more than one half of the issued shares of a particular class, or with the sanction of a resolution passed by a majority of more than one half of the holders of shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

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

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed for more than 30 calendar days in any year.

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

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 30 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 45 clear days after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 45 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

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

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 30 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

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

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and the memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors has established an audit committee, compensation committee, and nomination and corporate governance committee.

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

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

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

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of the Cayman Islands Companies Act, to be a shareholder. Furthermore., as a matter of the Cayman Islands Companies Act, the registration of any person in the register of members as holder of any shares shall be prima facie evidence of such person having legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Issuance of Share Capital

On September 29, 2021, upon incorporation of the Company, we issued 5,000,000 ordinary shares with a par value of US$0.00001 to 13 shareholders, including four shareholders each of whom owns more than 5% of our issued and outstanding ordinary shares. Such four shareholders are James Yang Mofy Limited (holding 2,370,960 ordinary shares), Lianhe Universe Holding Group Limited (holding 492,850 ordinary shares), New JOLENE&R L.P. (holding 392,850 ordinary shares), and New Luyuchao Limited (holding 284,800 ordinary shares). James Yang Mofy Limited, a British Virgin Islands company, and New JOLENE&R L.P., a limited partnership formed under the laws of the British Virgin Islands, are controlled by Haogang Yang, our Chief Executive Officer and Chairman of the Board.

On January 15, 2022, we issued 130,631 shares to a non-U.S. investor for $2,000,000.

On September 16, 2022, we amended our Memorandum and Articles of Association and effected a 1-to-5 forward share split (“Forward Share Split”) of our ordinary shares. We had 5,130,631 ordinary shares issued and outstanding before. After the Forward Share Split, there were 25,653,155 ordinary shares issued and outstanding. All shareholders then subsequently surrendered in an aggregative of 1,653,155 ordinary shares on a pro-rata basis, which were cancelled by the Company.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 381,963 ordinary shares on a pro-rata basis, which were cancelled by the Company. On the same date, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into the Share Purchase Agreement with Standard International Capital, pursuant to which we issued 381,963 ordinary shares of the Company, par value US$0.000002 each, to Standard International Capital, for an aggregate issue price of USD1,500,000.

On February 10, 2023, the Company entered into a share purchase agreement with three investors, pursuant to which we issued a total of 1,926,155 ordinary shares, par value US$0.000002, of the Company to the investors for an aggregate issue price of $9.4 million (RMB65,000,000). As of March 31, 2023, we have received the $9.4 million from these investors.

On October 12, 2023, the Company completed its initial public offering of 1,200,000 ordinary shares at a price of $5.00 per share. On November 6, 2023, the underwriter for the initial public offering exercised its over-allotment option in part to purchase 40,000 ordinary shares at a price of $5.00. The total gross proceeds received from the initial public offering, including proceeds from the exercise of the over-allotment option, was US$6.2 million.

On January 3, 2024, the Company issued a total of 1,379,313 ordinary shares and warrants for the purchase of up to 2,068,970 ordinary shares at an exercise price of $8.00 per share pursuant to certain securities purchase agreements dated December 29, 2023 by and between the Company and certain institutional investors. The purchase price per one share and accompany warrant is $7.25. The Company received gross proceeds in the amount of $10 million. On July 5 and July 10, 2024, the Company issued a total of 827,589 ordinary shares upon exercise in full of such new warrants as exchanged pursuant to certain warrant exchange agreements by and between the Company and the investors.

On August 15, 2024, at the annual general meeting of shareholders, the shareholders of the Company adopted resolutions approving the proposals such that (i) all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Company were designated into class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis, (ii) 3,000,000,000 authorized but unissued Ordinary Shares were designated into 3,000,000,000 Class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining authorized but unissued ordinary shares were designated into Class A Ordinary Shares on a one for one basis. Concurrently, the shareholders approved for the Company to repurchase 10,913,894 and 1,809,142 Class A Ordinary Shares registered in the names of James Yang Mofy Limited and New JOLENE&R L.P., respectively, at an amount equal to the aggregate par value of US$26 (the “Repurchase Price”) and the Repurchase Price out of the proceeds from a fresh issue of 10,913,894 and 1,809,142 Class B Ordinary Shares to James Yang Mofy Limited and New JOLENE&R L.P., respectively. Mr. Haogang Yang, the Chief Executive Officer and Chairman of the Company, is the sole shareholder and director of James Yang Mofy Limited and holds 75% interest and has voting and dispositive control of New JOLENE&R L.P.

In September 2024 and October 2024, the Company issued a total of 7,800,000 Class A Ordinary Shares to several consultants of the Company pursuant to two equity incentive plans approved and adopted by the Board of Directors of the Company on August 21, 2024 and on October 7, 2024, authorizing 7,800,000 Class A Ordinary Shares to be issued to the directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates.

On October 31, 2024, the Company sold and issued (i) 5,000,000 Class A Ordinary Shares, (ii) Warrants to purchase up to 10,000,000 Class A Ordinary Shares at an initial exercise price of $3.00 per Class A Ordinary Share, subject to reset and adjustment, pursuant to the Securities Purchase Agreement dated October 13, 2024, as amended on October 31, 2024 by and between the Company and certain investors. The purchase price of each Class A Ordinary Share and two Warrants is $0.50. The Company received gross proceeds in the amount of $2,500,000 (assuming the Warrants are not exercised).

On November 1, 2024, at the special meeting of shareholders, the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the Reverse Share Split in a ratio of one (1)-for-fifteen (15) of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, as well as the number of authorized Class A Ordinary Shares and Class B Ordinary Shares. As a result, as of the date of this report, there are 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares issued and outstanding and the Company’s authorized share capital is US$1,020,000 and is divided into: (a) 30,000,000,000 Class A Ordinary Shares of par value of US$0.00003 each, and (b) 4,000,000,000 Class B Ordinary Shares of par value of US$0.00003 each. The Reverse Share Split was to regain compliance with the Minimum Bid Price Requirement. Global Mofy’s Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on November 26, 2024, under the existing ticker symbol “GMM.” References in this section “Our Corporate History and Structure” have not been adjusted to give effect to the Reverse Share Split.

The numbers of shares disclosed in this “Issuance of Share Capital” section prior to the paragraph immediately above were not adjusted to reflect the Reverse Share Split.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there are no restrictions on GLOBAL MOFY AI LIMITED’s ability to transfer cash to investors. See “Item 3 - Transfers of Cash to and from Our Subsidiaries” and “Item 3.D. Risk Factors - Risks Relating to Doing Business in China.”

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

We are a holding company incorporated in Cayman Islands, and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

See “Risk Factors - Risks Related to Doing Business in China - Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such Classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended September 30, 2024 and 2023.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Share);

●	persons who acquired our Class A Ordinary Share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Share; or

●	persons holding our Class A Ordinary Share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Share in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Share.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Share. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Share and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Share and you are, for U.S. federal income tax purposes,

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

Taxation of Dividends and Other Distributions on our Class A Ordinary Share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Share, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Share and proceeds from the sale, exchange or redemption of our Class A Ordinary Share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Share, subject to certain exceptions (including an exception for Class A Ordinary Share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Share.

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

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

Initial Public Offering and Follow-on Offering

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

As of the date of this annual report, we have used approximately $4,900,000 for the expansion of our 3D Digital Asset bank and for the R&D of generative AI technologies from our initial public offering and approximately $8,900,000 for the expansion of our 3D Digital Asset bank and for the R&D of generative AI technologies from our follow-on offering.

None of these net proceeds from our initial public offering and follow-on offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Private Placement

On October 31, 2024, the Company sold and issued (i) 5,000,000 Class A Ordinary Shares, (ii) Warrants to purchase up to 10,000,000 Class A Ordinary Shares at an initial exercise price of $3.00 per Class A Ordinary Share, subject to adjustment, pursuant to the Securities Purchase Agreement dated October 13, 2024, as amended on October 31, 2024 by and between the Company and certain investors. The purchase price of each Class A Ordinary Share and two Warrants is $0.50. The Company received gross proceeds in the amount of $2,500,000 (assuming the Warrants are not exercised). The Company intends to use the proceeds to provide financing for its generative AI platform, general research and development, administrative expenses, talent acquisition, and working capital needs.

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

Based upon that evaluation, our management has concluded that, as of September 30, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and that we have not designed and implemented appropriate information technology general controls over our financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security, which in aggregate amount to a material weakness.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3.D. Risk Factors-Risks Relating to Our Business- If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as September 30, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended September 30, 2024. Audit services provided by YCM CPA INC. for the fiscal year ended September 30, 2024 included the examination of the consolidated financial statements of the Company.

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

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA INC., Marcum Asia CPAs LLP and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended September 30,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	-	301,200	381,200
Audit Fees(1) - Friedman LLP	239,609	-	-
Audit Fees(1) - YCM CPA INC.	-	-	-
Total	239,609	301,200	381,200

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

On October 9, 2024, the Company terminated Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During the Company’s fiscal year ended September 30, 2023 and through October 9, 2024, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements; (ii) the lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (iii) the Company has not designed and implemented appropriate information technology general controls over its financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security, which has been disclosed in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2024.

On October 15, 2024, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of YCM CPA INC. as its new independent registered public accounting firm to audit the Company’s financial statements, effective October 11, 2024. During the two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of YCM CPA INC., neither the Company, nor someone on its behalf, had consulted YCM CPA INC. regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards during the fiscal year ended September 30, 2024 and the period from October 1, 2024 to the date of this annual report are as follows:

Nasdaq Stock Market Rule 5635(c) (“Rule 5635(c)”) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors-Risks Related to Our Class A Ordinary Share- Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

Item 16K. Cybersecurity

Risk Management and Strategy

As an AI-Driven technology solutions provider engaged in virtual content production and digital assets development, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K filed November 7, 2024)

2.1*	Description of Registrant’s Securities

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.2	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.3	Business Operation Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.4	Consultation and Service Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.5	Form of Share Pledge Agreement (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.6	Form of Exclusive Call Option Agreement (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.7	Form of Shareholder Voting Proxy Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.8	Employment Agreement with Haogang Yang (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.9	Employment Agreement between the Company and Chen Chen (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.10	Employment Agreement with Wenjun Jiang (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.11	Employment Agreement with Qing Li (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.12	Form of Agreement for Virtual Technology Service (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.13	Form of Agreement for Digital Marketing (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.14	Form of Agreement for Licensing Digital Asset (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.15	Form of Agreement with Suppliers (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.16	Form of Equity Transfer Agreement (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.17	Consulting and Service, Business Operation Termination Agreement dated July 8, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.18	Form of Termination Agreement between Global Mofy WFOE and each shareholder of Global Mofy China (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.19	Director Offer Letter with Chi Chen (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.20	Director Offer Letter with Rui Dong (incorporate by reference to Exhibit 4.20 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

4.21	Director Offer Letter with Xiaohong Qi (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.22	Share Purchase Agreement, dated November 15, 2022 (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.23	Renewed Employment Agreement with Haogang Yang (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporate by reference to Exhibit 11.1 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

11.2	Insider Trading Policy (incorporate by reference to Exhibit 11.2 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (incorporate by reference to Exhibit 97.1 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL MOFY AI LIMITED

By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

Date: January 2, 2025

GLOBAL MOFY AI LIMITED

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Global Mofy AI Limited (formerly known as “Global Mofy Metaverse Limited”)

Opinion on the Consolidated Financial Statements

We have audited the consolidated balance sheet of Global Mofy AI Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2024, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the year ended September 30, 2024 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2024.

PCAOB ID 6781
Irvine, California
January 2, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Global Mofy AI Limited (formerly known as Global Mofy Metaverse Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share splits and dual classification described in Note 12 and Note 14, the accompanying consolidated balance sheets of Global Mofy AI Limited (formerly known as Global Mofy Metaverse Limited) (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, except for the effects of the adjustments to retrospectively apply the change in accounting related to the share splits and dual classification described in Note 12 and Note 14, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share splits and dual classification as described in Note 12 and Note 14, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Marcum Asia CPAs LLP

We served as the Company’s auditor from 2021 to 2024 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

January 31, 2024

GLOBAL MOFY AI LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2024	2023
	US$	US$
ASSETS
Current assets
Cash	$8,068,560	$10,437,580
Restricted cash	3,000,000	—
Short-term investments	—	780,000
Accounts receivable, net	1,254,613	3,286,330
Advances to vendors	5,736,093	2,593,887
Due from related parties	19,665	—
Loans receivable – current	—	287,829
Prepaid expenses and other current assets, net	967,613	507,336
Total current assets	$19,046,544	17,892,962

Non-current assets
Long-term investments	284,998	—
Property and equipment, net	13,420	34,431
Intangible assets, net	38,796,262	6,505,792
Operating lease right-of-use assets	660,946	954,771
Loans receivable – non-current	—	447,505
Advances to vendors – non-current	261,956	1,020,874
Prepaid expenses and other non-current assets, net	127,732	262,986
Total non-current assets	40,145,314	9,226,359
Total assets	$59,191,858	$27,119,321

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	$5,397,521	$2,442,609
Loans from third parties	23,512	22,615
Accounts payable	1,213,114	531,091
Advances from customers	3,837,621	345,838
Due to a related party	50,380	—
Tax payable	2,035,653	1,555,059
Accrued expenses and other liabilities	553,696	555,440
Operating lease liabilities – current	270,183	293,040
Total current liabilities	$13,381,680	5,745,692

Non-current liabilities
Operating lease liabilities – non-current	308,575	556,674
Total non-current liabilities	308,575	556,674
Total liabilities	$13,690,255	6,302,366

Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 1,410,001 and 1,728,410 shares issued and outstanding as of September 30, 2024 and 2023, respectively)*	42	52
Class B Ordinary Shares ($0.00003 par value, 4,000,000,000 shares authorized, 848,203 and 0 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	26	-
Additional paid-in capital	27,796,887	16,035,229
Statutory reserves	1,926,547	368,271
Accumulated earnings	15,737,191	5,158,115
Accumulated other comprehensive income (loss)	187,118	(604,182)
Total Global Mofy AI Limited shareholders’ equity	45,647,811	20,957,485
Non-controlling interests	(146,208)	(140,530)
Total equity	45,501,603	20,816,955
Total liabilities and equity	$59,191,858	$27,119,321

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 12 and Note 14).
*

As of September 30, 2023, the number of ordinary shares of the company was 1,728,410, $0.00003 par value. The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 12).

After the re-designation, the number of shares for Class A on September 30, 2023 was 1,728,410.

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Revenue
Revenue from third parties	$41,360,953	$26,889,911	$14,540,300
Revenue from related parties	—	—	2,647,993
Revenue	41,360,953	26,889,911	17,188,293
Cost of revenue	(20,556,763)	(12,357,934)	(13,072,732)
Gross profit	20,804,190	14,531,977	4,115,561

Operating expenses:
Selling expenses	(1,107,215)	(294,587)	(153,822)
General and administrative expenses	(5,425,015)	(3,046,037)	(1,041,330)
Research and development expenses	(7,448,583)	(3,546,155)	(3,207,759)
Total operating expenses	(13,980,813)	(6,886,779)	(4,402,911)

Income (loss) from operations	6,823,377	7,645,198	(287,350)

Other (expenses) income:
Interest income	208,647	41,230	42,948
Interest expenses	(195,331)	(126,206)	(74,888)
Issuance costs allocated to warrant liability	(823,846)	—	—
Change in fair value of warrant liability	6,827,034	—	—
Other income, net	144,819	89,124	54,049
Total other income, net	6,161,323	4,148	22,109

Income (loss) before income taxes	12,984,700	7,649,346	(265,241)
Income tax expense	(847,448)	(1,098,087)	—

Net income (loss)	12,137,252	6,551,259	(265,241)
Net (loss) income attributable to non-controlling interest	(100)	(579)	1,981
Net income (loss) attributable to Global Mofy AI Limited	$12,137,352	$6,551,838	$(267,222)

Comprehensive income (loss)
Net income (loss)	$12,137,252	$6,551,259	$(265,241)
Foreign currency translation Gain (loss)	785,722	(407,248)	(198,124)
Total comprehensive income (loss)	12,922,974	6,144,011	(463,365)
Comprehensive income attributable to non-controlling interests	(5,678)	3,031	2,304
Comprehensive income (loss) attributable to Global Mofy AI Limited	$12,928,652	$6,140,980	$(465,669)

Earnings (loss) per Class A ordinary share
– Basic and diluted*	$6.37	$3.93	$(0.17)

Weighted average number of Class A ordinary shares outstanding
– Basic and diluted*	1,798,850	1,668,083	1,562,766
Earnings per Class B ordinary share
– Basic and diluted*	$6.37	$-	$-

Weighted average Class B ordinary shares outstanding
– Basic and diluted*	106,605	-	-

*	Retrospectively restated for effect of share split on September 16, 2022 and reverse share split on November 26, 2024 (see Note 12 and Note 14).
*

As of September 30, 2022, weighted average number of ordinary shares outstanding was 1,562,766, and earnings (loss) per ordinary share was $(0.17).

As of September 30, 2023, weighted average number of ordinary shares outstanding was 1,668,083, and earnings (loss) per ordinary share was $3.93.

The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 12).

After the re-designation, the weighted average number of shares for Class A on September 30, 2022, and Class A on September 30, 2023, were 1,562,766 and 1,668,083, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares*	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (loss)	Interests	Equity
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2021	1,534,385	$46	—	$—	$3,112,182	$39,620	$(797,850)	$5,123	$(145,865)	$2,213,256
Capital contribution	40,151	1	—	—	1,999,999	—	—	—	—	2,000,000
Net (loss) income for the year	—	—	—	—	—	—	(267,222)	—	1,981	(265,241)
Appropriation to statutory reserve	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(198,447)	323	(198,124)
Balance as of September 30, 2022	1,574,536	$47	—	—	$5,112,181	$39,620	$(1,065,072)	$(193,324)	$(143,561)	$3,749,891

Capital contribution	153,875	5	—	—	10,923,048	—	—	—	—	10,923,053
Net income (loss) for the year	—	—	—	—	—	—	6,551,838	—	(579)	6,551,259
Appropriation to statutory reserve	—	—	—	—	—	328,651	(328,651)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(410,858)	3,610	(407,248)
Balance as of September 30, 2023	1,728,410	$52	—	$-	$16,035,229	$368,271	$5,158,115	$(604,182)	$(140,530)	$20,816,955

Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	82,667	2	—	—	4,999,842	—	—	—	—	4,999,844
Issuance of ordinary shares in private placement	91,954	3	—	—	1,991,721	—	—	—	—	1,991,724
Exercise of warrants	55,173	2	—	—	945,104	—	—	—	—	945,106
Stock based compensation	300,000	9	—	—	3,824,991	—	—	—	—	3,825,000
Shares redesignation	(848,203)	(26)	848,203	26	—	—	—	—	—	—
Net income (loss) for the year	—	—	—	—	—	—	12,137,352	—	(100)	12,137,252
Appropriation to statutory reserve	—	—	—	—	—	1,558,276	(1,558,276)	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	791,300	(5,578)	785,722
Balance as of September 30, 2024	1,410,001	$42	848,203	$26	$27,796,887	$1,926,547	$15,737,191	$187,118	$(146,208)	$45,501,603

*	Retrospectively restated for effect of share split on September 16, 2022 and reverse share split on November 26, 2024 (see Note 12 and Note 14).
*

As of September 30, 2021, the number of ordinary shares of the company was 1,534,385, $0.00003 par value.

As of September 30, 2022, the number of ordinary shares of the company was 1,574,536, $0.00003 par value.

As of September 30, 2023, the number of ordinary shares of the company was 1,728,410, $0.00003 par value.

The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 12).

After the re-designation, the number of shares for Class A on September 30, 2021, Class A on September 30, 2022, and Class A on September 30, 2023 were 1,534,385, 1,574,536 and 1,728,410, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Cash flows from operating activities
Net income (loss)	$12,137,252	$6,551,259	$(265,241)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,392,567	439,279	27,852
Amortization of operating lease right-of-use assets	323,079	184,427	151,863
Provision for credit losses, net of recovery	866,556	1,204,551	(16,084)
Change in fair value of warrant liability	(6,827,034)	—	—
Issuance costs allocated to warrant liability	823,846	—	—
Stock-based compensation	3,825,000	—	—

Changes in operating assets and liabilities:
Accounts receivable, net	1,888,855	(1,684,402)	3,565,011
Accounts receivable – related party	—	301,136	(324,116)
Advances to vendors	(3,608,902)	(766,921)	(3,356,195)
Prepaid expenses and other current assets	986,416	1,518,313	(16,901)
Prepaid expenses and other noncurrent assets	(59,151)	(65,892)	61,142
Accounts payable	643,771	(411,037)	(1,823,331)
Advances from customers	3,387,647	(809,364)	738,642
Advances from customers - related party	(19,154)	—	—
Amounts due to related parties, current	49,070
Taxes payable	408,233	1,129,748	29,585
Accrued expenses and other liabilities	(1,848,968)	(1,549,218)	281,003
Gain on short-term investments received	36,360
Lease liabilities	(296,745)	(265,773)	(190,457)
Net cash provided by (used in) operating activities	18,108,698	5,776,106	(1,137,227)

Cash flows from investing activities
Purchase of property and equipment	(5,552)	(9,782)	(28,839)
Purchase of intangible assets	(36,564,875)	(7,156,636)	—
Purchase of short-term investments	—	(750,000)	—
Cash received from investment recovery	750,000	—	—
Purchases of long-term investments	(277,589)	—	—
Collection of loans to related parties	—	184,311	—
Loans to third parties	(15,278,951)	(2,400,000)	—
Loans to related party	—	—	(198,376)
Collection of loans to third parties	16,677,508	2,400,000	61,039
Net cash used in investing activities	(34,699,459)	(7,732,107)	(166,176)

Cash flows from financing activities
Borrowings from third parties	—	(217,629)	234,237
Repayments of third parties loans	—	23,393	(1,243,667)
Proceeds from short-term bank loans	7,286,708	2,526,658	1,785,143
Repayments of short-term bank loans	(4,502,996)	(1,545,149)	(1,174,487)
Deferred offering cost	—	(70,867)	(131,634)
Capital contributions	—	10,923,053	2,000,000
Net proceeds from issuance of initial public offering	5,198,388	—	—
Net proceeds from issuance of ordinary shares and warrant with a private placement	8,939,998	—	—
Net cash provided by financing activities	16,922,098	11,639,459	1,469,592
Effect of foreign exchange rate on cash	299,643	(381,942)	(118,819)
Net increase in cash	630,980	9,301,516	47,370
Cash and restricted cash the beginning of the year	10,437,580	1,136,064	1,088,694
Cash and restricted cash the end of the year	$11,068,560	$10,437,580	$1,136,064

Supplemental disclosures of cash flow information:
Income taxes paid	$37,149	$258	—
Interest paid	$195,331	$126,206	$74,888

Non-cash transactions of investing and financing activities:
Initial recognition of right-of-use assets	$—	$1,022,582	$—
Initial recognition of warrant liabilities	7,772,140	—	—
Liability extinguished upon exercise of warrants	945,106	—	—
Initial issuance cost of warrants allocated to equity	236,155	—	—
Deferred offering costs directly charged to equity	198,546	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Global Mofy AI Limited (“Global Mofy Cayman”) was incorporated on September 29, 2021 under the laws of the Cayman Islands with limited liability. Global Mofy Cayman, formerly known as Global Mofy Metaverse Limited, changed its name by special resolution on August 15, 2024 and is now incorporated as Global Mofy AI Limited.

Global Mofy Cayman owns 100% of the equity interests of Global Mofy HK Limited (“Global Mofy HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on October 21, 2021.

Global Mofy HK owns 100% of the equity interests of Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) on December 9, 2021.

Global Mofy Cayman, Global Mofy HK, and Global Mofy WFOE are currently not engaging in any active business operations and are merely acting as holding companies.

Prior to the reorganization described below, the main operating activities of the Company were carried out by Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively. On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third-party individual and transferred its 100% equity interest in Mofy Hainan for consideration of RMB 1. Such transferring was completed on December 3, 2021. Mofy Hainan has had no active business operations since its inception on January 4, 2021.

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

On December 14, 2023, the Company established a wholly owned subsidiary, Global Mofy (Beijing) Technology Co., Ltd, under the laws of the State of California, to develop and expand overseas business. In February 2024, the Company established a wholly owned subsidiary, Gauss Intelligence (Beijing) Technology Co.. Ltd., under the laws of China, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation. In March 2024, the Company established a wholly owned subsidiary, Anji Century Mofy Education Consulting Co., Ltd., under the laws of China, planning education and training operations. In May 2024, the Company established a wholly owned subsidiary GMM Discovery LLC, under the laws of the State of Delaware, to serve a diverse client base and explore new market opportunities. In September 2024, the Company established a wholly owned subsidiary, Kuyu Intelligent Technology (Anji) Co., Ltd., under the laws of China. As of September 30, 2024, the aforementioned companies have not yet commenced actual business operations.

Global Mofy Cayman and its subsidiaries (the “Company”) are mainly engaged in providing virtual content production and online advertising services. The Company’s headquarters are located in the city of Beijing, China.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As of September 30, 2024, the Company’s major subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 09, 2021	PRC	100%	Investment holding
Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”)	April 03, 2023	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Xi’an Shuzi Yunku Technology Co., Ltd (“Xi’an Mofy”)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (“Beijing Mofy”)	February 7, 2018	PRC	60%	Virtual technology service
Global Mofy (Beijing) Technology Co., Ltd (“Global Mofy California”)	December 14, 2023	US	100%	Overseas business
Gauss Intelligence (Beijing) Technology Co.. Ltd. (“Gauss Intelligence”)	February 28, 2024	PRC	100%	(AIGC), AI-generated 3D digital assets and synthetic video content creation
Anji Century Mofy EducationConsulting Co., Ltd. (“Century Mofy”)	March 5, 2024	PRC	100%	Education and training
GMM Discovery LLC (“Gauss Intelligence”)	May 22, 2024	US	100%	Overseas business
Kuyu Intelligent Technology (Anji) Co., Ltd. (“Kuyu Intelligence”)	September 3, 2024	PRC	100%	Virtual technology service and digital marketing

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split (see Note 12).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

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

GLOBAL MOFY AI LIMITED
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

(d) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 40% ownership interest in Beijing Mofy and Xi’an Mofy as of September 30, 2024 and 2023, respectively.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Comprehensive Income (Loss) to distinguish the interests from that of the Company.

(e) Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position and valuation allowance for deferred tax assets, fair value of warrants liabilities and fair value of stock-based compensation. Actual results could differ from those estimates.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Cash and restricted cash

Cash includes cash on hand and demand deposits placed with commercial banks. The Company maintains most of the bank accounts in mainland China.

Restricted cash includes cash that has been deposited in time certificates with a bank.

(g) Short-term investments

Short-term investments consist of wealth management products issued by a private equity fund. During the year ended September 30, 2023, the Company purchased certain financial products and accounted for such investments as “short-term investments” and measured the investments at fair value. During the year ended September 30, 2024, the Company redeemed all of its short-term investments.

(h) Accounts receivable, net

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses (“ASC 326”), we measure credit losses utilizing a methodology that reflects expected credit losses and consider a broader range of reasonable and supportable information to inform credit loss estimates. We determine an allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

(i) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Accumulated depreciation was $324,556 and $514,161 as of September 30, 2024 and 2023, respectively.

Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3 years
Leasehold improvement	Shorter of lease terms and estimated useful lives

(j) Intangible assets, net

Intangible assets are digital assets acquired from third-party suppliers and mainly include 3D models with finite lives and are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic life.

Estimated useful lives are as follows:

Category	Estimated useful life
Licensed digital assets	3-5 years

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Licensing assets should be capitalized if they meet the following conditions:

The license provides the Company with the exclusive or non-exclusive right to use the intellectual property for a specific period.

The acquired license has a determinable useful life, and the costs are directly attributable to the acquisition.

The contract is enforceable and provides rights that the Company can rely on for future benefit.

The acquisition of the license is not considered part of ordinary inventory or operating costs.

(k) Long-term investments

The Company’s long-term investments include equity investments in entities. Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

In December 2023, the Company made an investment of $284,998 (or RMB 2,000,000) in New Era (Beijing) Technology Co., Ltd (“New Era Technology”), over which the Company owned 6.25% equity interest. The carrying value of the Company’s long-term investments measured under this alternative measurement was $284,998 as of September 30, 2024.

(l) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2024 and 2023.

(m) Fair value of financial instruments

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided at fair value measurement.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to vendors, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The following table presents the balance of assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
As of September 30, 2024
Short-term investments	$—	$—	$—
Warrant liabilities	—	—	—
Total	$—	$—	$—

	Level 1	Level 2	Level 3
As of September 30, 2023
Short-term investments	$—	$780,000	$—
Total	$—	$780,000	$—

(n) Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended September 30, 2024 and 2023.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

(o) Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for the years ended September 30, 2024, 2023 and 2022. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual content production for visual effects in movies, television series, animations, games, advertisements, tourism, augmented reality (“AR”) and virtual reality (“VR”) technology, etc. The virtual content production contracts are primarily on a fixed price basis, which requires the Company to perform services for visual effects design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The virtual content production services are considered to be a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract, and the contracts currently do not have any variable consideration.

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfies its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content becomes an asset when it is developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development is completed and control has transferred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment is collected in advance based on the contract upon each milestone and would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at the point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into two types of digital marketing contracts directly with customers. For one type of contracts, pursuant to which the Company provides advertisement production and promotion services to customers, the advertisements are in different formats and include but are not limited to short video, landing pages and static materials. The Company considers both the advertisement production and promotion services to be highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there are no multiple performance obligations. The Company engages a third-party advising distributor while providing the promotional services. The Company considers itself to be the principal of the services as it has control of the specified services before they are transferred to the customers, which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements, and (ii) the Company has latitude to select third-party distributors for promotion and to establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e., cost per mille, or “CPM”) for online display.

The amount of the revenue is the gross billing charged to the customers. Revenue is recognized on a CPM basis as impressions or clicks are delivered through the Company’s display of the advertisements in accordance with the revenue contracts.

The Company entered into another type of contracts with advertisers during the fiscal year 2022, pursuant to which the Company earned net fees from advertisers by acting as an agent to purchase advertisement inventories and advertise services on behalf of the advertisers. The Company recognized revenues over the contracted service period. The Company was not a principal in these arrangements as it did not obtain control of ad inventories or advertising services, and therefore recorded net revenues at the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaptation rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither of the criteria stated in ASC 610-10-55-62 are met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets; however, these customers will not be contractually or practically required to use them. The revenue is recognized at the point in time when the licensed copyright and digital asset are made available for the customer’s use and benefit.

Disaggregation of revenue

The following table summarizes disaggregated revenue for the years ended September 30, 2024, 2023 and 2022:

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Category of Revenue
Virtual technology service	$20,900,022	$15,382,324	$12,536,957
Digital marketing	—	—	632,070
Digital asset development and others	20,460,931	11,507,587	4,019,266
	$41,360,953	$26,889,911	$17,188,293
Timing of Revenue Recognition
Services transferred at a point in time	$41,360,953	$26,889,911	$16,556,223
Services transferred over time	—	—	632,070
	$41,360,953	$26,889,911	$17,188,293

Revenue recognized on gross basis	$41,360,953	$26,889,911	$16,556,223
Revenue recognized on net basis	—	—	632,070
	$41,360,953	$26,889,911	$17,188,293

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advances from customers and are recognized as revenue as the Company satisfies its performance obligations. As of September 30, 2024 and 2023, the balance of advances from customers amounted to $3,837,621 and $345,838, respectively. Substantially all of advances from customers will be recognized as revenue during the Company’s following fiscal year.

(p) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, amortization cost of intangible assets, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the consolidated statement of comprehensive income (loss) as incurred.

(q) Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources, and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

(s) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the development phase subsequent to establishing technological feasibility of such IP are capitalized. During the fiscal years ended September 30, 2024, 2023 and 2022, as no such costs qualified for capitalization, all of the costs incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

(t) Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. Income tax expense outside of the PRC was $3,328, $nil and $nil for the years ended September 30, 2024, 2023 and 2022, respectively.

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company and its wholly-owned subsidiaries to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. As of September 30, 2024 and 2023, there were $1,940,649 and $1,066,949, respectively, of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. As of September 30, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Value-added tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross sales or service price charged to customers is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income (loss). All of the VAT returns filed by the Company’s subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

(v) Warrant liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 12) in December 2023 in accordance with the guidance contained in ASC Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”), under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. The warrant was exercised in July 2024, with a total change in fair value of $6.8 million for the year ended September 30, 2024.

(w) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended September 30, 2024 and 2023, there were no dilutive shares.

(x) Foreign currency translation and transactions

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

	September 30, 2024	September 30, 2023
Year-end spot rate	7.0176	7.2960

	For the years ended September 30,
	2024	2023	2022
Average rate	7.2049	7.0553	6.5532

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y) Stock-based compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grant-date fair value of the award. To the extent a stock-based award is subject to performance conditions, the amount of expense recorded in a given period, if any, reflects the Company’s assessment of the probability of achieving the performance targets.

Fair value of stock options and shares subject to the Company’s employee stock purchase plan are estimated using the Black-Scholes valuation model; fair value of performance share unit (“PSU”) awards, restricted stock unit (“RSU”) awards and restricted stock awards (“RSA”) is based on the closing market price on the day preceding the grant. The company’s accounting treatment of forfeiture expenses reversals is at the forfeiture date and does not estimate future forfeitures prior to their actual occurrence.

Shares to be issued upon the exercise of stock options or the requisite service period of stock awards will come from newly issued shares.

(z) Segment reporting

ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future cash net cash flow and make more informed judgements about the Company in a whole.

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

(aa) Significant risks and uncertainties

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman. As of September 30, 2024 and 2023, cash balances in the PRC are $5,691,192 and $10,195,088, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from services rendered to customers that are located in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its accounts receivable with specific customers.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Customers

For the year ended September 30, 2024, two customers accounted for approximately 13% and 11% of total revenues, respectively. As of September 30, 2024, the balance due from four customers accounted for approximately 36%, 15%, 14% and 12% of the Company’s total accounts receivable, respectively.

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

Major Suppliers

For the year ended September 30, 2024, two suppliers accounted for approximately 14% and 13% of the total purchases, respectively. As of September 30, 2024, four suppliers accounted for approximately 22%, 16%, 11% and 10% of the Company’s accounts payable, respectively.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

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

During the year ended September 30, 2024, COVID-19 has had limited impact on the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ab) Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after September 15, 2019 for issuers and September 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after September 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company adopted this ASU on October 1, 2023 and it had no material impact on the Company’s financial position, results of operations or cash flows.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2024	2023
	US$	US$
Accounts receivable	$1,888,934	$3,682,126
Less: allowance for credit losses	(634,321)	(395,796)
Accounts receivable, net	$1,254,613	$3,286,330

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The movement of allowance of credit losses is as follows:

	As of September 30,
	2024	2023
	US$	US$
Balance at beginning of the year	$395,796	$4,780
Addition	217,035	404,595
Foreign exchange translation	21,490	(13,579)
Balance at end of the year	$634,321	$395,796

NOTE 4 — ADVANCES TO VENDORS, NET

Advances to vendors consisted of the following:

	As of September 30,
	2024	2023
	US$	US$
Prepayments for virtual technology services	$5,631,798	$277,952
Prepayments for digital assets development	1,413,557	3,723,351
Subtotal	7,045,355	4,001,303
Less: allowance for doubtful accounts	(1,047,306)	(386,542)
	5,998,049	3,614,761
Less: advances to vendors - non-current	261,956	1,020,874
Advances to vendors – current	$5,736,093	$2,593,887

Advances to vendors primarily consisted of prepayments for virtual technology services, digital marketing and digital assets development outsourced to third party vendors. As of September 30, 2024 and 2023, the allowance recorded amounted to $1,047,306 and $386,542, respectively. As of September 30, 2024, $261,956 of advances made to one vendor for digital assets to be acquired was expected to be utilized after one year from September 30, 2024 and before February 8, 2026. The balance is recorded as advances to vendors — non-current in the balance sheet.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LOANS RECEIVABLE, NET

Loans receivable, net consisted of the following:

	As of September 30,
	2024	2023
	US$	US$
Wuyuan Yangyang Culture Media Studio(a)	$—	$287,829
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – current	$—	$287,829
Wuyuan Yangyang Culture Media Studio(a)	$—	$—
Pingnan Motian Culture Media Studio(b)	—	438,596
Hanning Jin(c)	9,262	8,909
	$9,262	$447,505
Less: allowance for doubtful accounts	9,262	—
Total loans receivable, net – non-current	$—	$447,505
Total loans receivable, net	$—	$735,334

(a)

On June 28, 2020, Global Mofy China entered into a loan agreement with a third party, Wuyuan Yangyang Culture Media Studio (“Yangyang”) to lend $712,854 (or RMB 4,840,000) for its working capital needs with a fixed interest rate of 5.2% per annum. The amount of $356,427 (or RMB 2,420,000) of the loan was due on December 31, 2020. The remaining amount of $356,427 (or RMB 2,420,000) of the loan was due on June 28, 2022. A total of $363,162 (or RMB 2,340,000) of the loan was collected in January 2021. A total of $63,098 (or RMB 400,000) of the loan was collected in November 2021. On June 28, 2022, Global Mofy China renewed the loan agreement with Yangyang to extend the loan term of the loan receivable balance of $295,213 (or RMB 2,100,000) for its working capital needs for one year and interest rate remained the original fixed rate of 5.2% per annum. On June 28, 2023, Global Mofy China renewed the loan with Yangyang for one year at an annual rate of 5.2%. Global Mofy China recovered the principal and interest on this loan on January 15, 2024, January 16, 2024 and January 17, 2024, respectively. As of September 30, 2024, Global Mofy China had settled the loan with Yangyang.

(b)	On October 20, 2020, Global Mofy China entered into a loan agreement with a third party, Pingnan Motian Culture Media Studio (“Pingnan”) to lend $496,632 (or RMB 3,200,000) for its working capital needs with a maturity date of October 20, 2022. The loan bores a fixed interest rate of 5.2% per annum. On October 20, 2022, Global Mofy China renewed the loan agreement with Pingnan to extend the loan term of the loan receivable balance of $449,849 (or RMB 3,200,000) for its working capital needs for one year and interest rate remained the original fixed rate of 5.2% per annum. On October 20, 2023, Global Mofy China renewed the loan with Pingnan for one year at an annual rate of 5.2%. Global Mofy China recovered the principal and interest on this loan on January 10, 2024, January 11, 2024，January 15, 2024 and January 16, 2024, respectively. As of September 30, 2024, Global Mofy China had settled the loan with Pingnan.

(c)	On January 14, 2021, Global Mofy China entered into an interest-free loan agreement with Hanning Jin, a third party individual, to lend $10,088 (or RMB 65,000) for working capital needs with a maturity date of January 14, 2023. On January 14, 2023, Global Mofy China renewed the interest-free loan agreement with Hanning Jin to extend the loan term of the loan receivable balance of $9,137 (or RMB 65,000) for its working capital needs for one year. In January 2024, Global Mofy China renewed the interest-free loan with Hanning Jin for one year. As of September 30, 2024, the Company believes that it is unable to recover the loan, so it has made a full provision for bad debts.

For the years ended September 30, 2024, 2023 and 2022, interest income related to the above loans amounted to $197,634 (or RMB 1,423,933), $39,074 (or RMB 275,600) and $42,456 (or RMB 278,221), respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30, 2024
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Intangible assets
Licensed digital assets	$44,733,835	$(5,937,573)
Total	$44,733,835	$(5,937,573)

	As of September 30, 2023
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Intangible assets
Licensed digital assets	$6,918,572	$(412,780)
Total	$6,918,572	$(412,780)

Aggregate Amortization Expenses:
For year ended 9/30/2024	$5,937,573

Estimated Amortization Expenses:
For year ended 9/30/2025	$9,075,894
For year ended 9/30/2026	$8,846,425
For year ended 9/30/2027	$8,753,076
For year ended 9/30/2028	$8,569,665
For year ended 9/30/2029	$3,551,202
2030 and thereafter	$—
Total	$38,796,262

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INTANGIBLE ASSETS, NET (cont.)

The movement of intangible assets is as follows:

	As of September 30, 2024
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$6,918,572	$412,780
Additions(a)	37,540,792	5,365,220
Disposal	—	—
Foreign exchange translation	274,471	159,573
Balance at end of the year	$44,733,835	$5,937,573

	As of September 30, 2023
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$—	$—
Additions(a)	6,918,572	426,983
Disposal	—	—
Foreign exchange translation	—	(14,203)
Balance at end of the year	$6,918,572	$412,780

(a)	Additions are all acquired from third-party suppliers in the current year.

Amortization expense was $5,365,220 and $426,983 for the years ended September 30, 2024 and 2023, respectively. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the years ended September 30, 2024 and 2023, no such cost was incurred.

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES

The Company’s leasing activities primarily consist of three operating leases for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	As of September 30,
	2024	2023
	US$	US$
Operating lease right-of-use assets	$660,946	$954,771
Operating lease liabilities – current	$270,183	$293,040
Operating lease liabilities – non-current	308,575	556,674
Total operating lease liabilities	$578,758	$849,714

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of September 30,
	2024	2023
Weighted-average remaining lease term (years)	1.94	2.45
Weighted-average discount rate	4.75%	4.75%

During the years ended September 30, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $146,384, $196,500 and $163,552, respectively.

The following table summarizes the maturity of operating lease liabilities as of September 30, 2024:

12 months ending September 30,	Operating
US$
2025	$291,836
2026	314,775
Thereafter	—
Total lease payments	606,611
Less: imputed interest	(27,853)
Total lease liabilities	$578,758

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of September 30,
	2024	2023
	US$	US$
Bank of China(1)	$427,497	$—
Bank of Nanjing(2)	427,497	411,184
Bank of Huaxia(3)	1,424,988	1,370,614
Bank of Hangzhou(4)	712,495	685,307
Bank of Zheshang(5)	2,422,480	—
Deferred financing costs(6)	(17,436)	(24,496)
Total	$5,397,521	$2,442,609

(1)	On August 24, 2024, the Company entered into a new loan agreement with Bank of China to obtain a loan of $427,497 (or RMB 3,000,000) for the period from August 26, 2024 to September 26, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company is required to make quarterly interest payment with principal due at maturity.

(2)	On March 17, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $274,123 (or RMB 2,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with an annual interest rate of 6%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans. The Company repaid the loan on March 18, 2024.

On September 20, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $137,061 (or RMB 1,000,000) of loan for the period from September 20, 2023 to September 20, 2024 with an annual interest rate of 5.5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans. The Company repaid the loan on September 23, 2024.

On March 18, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $284,998 (or RMB 2,000,000) of loan for the period from March 20, 2024 to March 19, 2025 with an annual interest rate of 5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans.

On September 30, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $142,499 (or RMB 1,000,000) of loan for the period from September 30, 2024 to September 29, 2025 with an annual interest rate of 5.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

(3)	On March 17, 2023, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $685,307 (or RMB 5,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The Company repaid the loan on March 25, 2024.

On August 30, 2023, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $685,307 (or RMB 5,000,000) of loan for the period from August 30, 2023 to August 30, 2024 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The Company repaid the loan on September 9, 2024.

On June 7, 2024, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $712,494 (or RMB 5,000,000) of loan for the period from June 17, 2024 to June 17, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited.

On September 25, 2024, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $712,494 (or RMB 5,000,000) of loan for the period from September 27, 2024 to September 27, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited.

(4)	On February 13, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $274,123 (or RMB 2,000,000) for a term from February 13, 2023 to February 12, 2024 at a fixed annual interest rate of 4.35%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited. The Company repaid the loan on December 20,2023 and February 12, 2024, respectively.

On March 30, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $411,184 (or RMB 3,000,000) for a term from March 30, 2023 to December 29, 2023 at a fixed annual interest rate of 4.35%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company repaid the loan in full upon maturity on December 29, 2023. The Company repaid the loan on September 9, 2024.

On May 17, 2024, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $284,998 (or RMB 2,000,000) for a term from May 23, 2024 to March 20, 2025 at a fixed annual interest rate of 4.2%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited.

On July 8, 2024, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $427,497 (or RMB 3,000,000) for a term from July 8, 2024 to Jan 4, 2025 at a fixed annual interest rate of 4.2%.

(5)	On April 24, 2024, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,211,240 (or RMB 8,500,000) for a term from April 24, 2024 to April 24, 2025 at a fixed annual interest rate of 4.3%.

On August 30, 2024, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,211,240 (or RMB 8,500,000) for a term from August 30, 2024 to February 28, 2025 at a fixed annual interest rate of 4.2%.

(6)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

For the years ended September 30, 2024, 2023 and 2022 the weighted average annual interest rate for the bank loans was approximately 5.20%, 5.49% and 4.35%, respectively. Interest expenses for the above-mentioned loans amount to $ 195,331, $126,206 and $74,888 for the years ended September 30, 2024, 2023 and 2022, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — LOANS FROM THIRD PARTIES

	As of September 30,
	2024	2023
	US$	US$
Loans from third parties – current	$23,512	$22,615
Loans from third party – noncurrent	-	-
Total loans from third parties	$23,512	$22,615

As of September 30, 2022, the balance of $107,542 (or RMB 765,000) represented the interest-free loan borrowed from Wuxi Huanxiang Culture Co., Ltd. (“Wuxi Huanxiang”) for the Company’s working capital purpose with the maturity date due on January 24, 2023. On January 24, 2023, Global Mofy China renewed the loan agreement with Wuxi Huanxiang to extend the loan term of the interest-free loan with the balance of $107,542 (or RMB 765,000) for the Company’s working capital needs for one year. The loan of $82,237 (or RMB600,000) was early repaid by the Company in January 2023. As of September 30, 2023, and September 30, 2024, the loan still has an outstanding amount of $22,615 (or RMB 165,000) and $23,512 (or RMB 165,000), respectively, that has not been repaid.

NOTE 10 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Haogang Yang	Director of the Company
Mr. Yuchao Lu	Directly holds a 5.05% equity interest in the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Mori Enterprise Management (Beijing) Partnership	Controlled by Mr. Haogang Yang
Qi Fei Shanghai Technology Co., Ltd.	Controlled by Mr. Haogang Yang
Ms. Yang Li	Finance Controller of the Company
Moxing Shangxing (Beijing) Technology Co., Ltd	Controlled by Mr. Jianru Yang
Mr. Jianru Yang	Business Development Director of the Company
Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”)	Ms. Yang Li is the Finance Controller of Mofy Hainan

Transactions with related parties

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Revenue earned from related parties	$	$	$
Mofy Filming (Hainan) Co., Ltd.	—	—	1,439,596
Moxing Shangxing (Beijing) Technology Co., Ltd(a)	—	—	1,208,397
	—	—	2,647,993
Service fees charged by related party
Lianyungang Zongteng Film Studio	$—	$—	$10,808

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances with related parties

As of September 30, 2024 and 2023, the balances with related parties were as follows:

	As of September 30,
	2024	2023
	US$	US$
Due to a related party
Mr. Haogang Yang	$50,380	$—

Due from related parties
Qi Fei Shanghai Technology Co., Ltd.	$142	$—
Mori Enterprise Management (Beijing) Partnership	19,523	—

(a)	As of September 30, 2024, the balance of Mr. Haogang Yang showed that the amount for reimbursement of expenses was $30,213 (RMB 212,023), and the amount of payroll payables was $20,167 (RMB 141,520).

(b)	As of September 30, 2024, the balance of Mori Enterprise Management (Beijing) Partnership $19,523 (RMB 137,000) and Qi Fei Shanghai Technology Co., Ltd. $142 (RMB 1,000) represented interest-free loan for working capital purpose.

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

Kashi Mofy is subject to a five- year income tax holiday since generating revenues, as it is incorporated in the Kashi Economic District, Xinjiang province. The five-year income tax holiday of Kashi Mofy will end on December 31, 2023. Starting from January 1, 2024, Kashi Mofy is eligible for a preferential tax rate of 9%.

Zhejiang Mofy has complied with PRC tax laws and met the qualifications for domestic small and micro enterprises, Zhejiang Mofy is eligible for a preferential tax rate of 5% in 2024.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Global Mofy China” obtained its HNTE certificate on October 21, 2020 and re-applied its HNTE certificate on October 26,2023. Therefore, “Global Mofy China” is eligible to enjoy a preferential tax rate of 15% from 2020 to 2025 to the extent it has taxable income under the EIT Law.

The Company’s pre-tax income (loss) is derived from the following tax jurisdictions:

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
PRC	$13,391,249	$8,637,772	$(180,032)
HK	40,368	(30)	(2,136)
Cayman	-446,917	(988,396)	(83,073)
Income (loss) before income taxes	$12,984,700	$7,649,346	$(265,241)

The provision for income tax consisted of the following:

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Current income tax expense	$847,448	$1,098,087	$—
Deferred income tax benefit	—	—	—
Income tax provision	$847,448	$1,098,087	$—

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended September 30,
	2024	2023	2022
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax rate (a)	(23.2)%	(14.2)%	(11.6)%
Effect of tax rate in a foreign jurisdiction	1.1%	3.2%	(7.8%
Additional deduction for R&D expenses	(2.2)%	(1.0)%	—%
Non-deductible expenses	0.0%	0.1%	(10.6)%
Operating income offset loss carryforward	—%	—%	—%
Change of tax rate	0.2%	—%	—%
Change in valuation allowance	5.6%	1.2%	5.0%
Effective tax rate	6.5%	14.3%	(0.0)%

(a)	The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates and tax holiday for the years ended September 30, 2024 and 2023. Kashi Mofy is eligible for a preferential tax rate of 9%, and Zhejiang Mofy is eligible for a preferential tax rate of 5% in 2024. For the years ended September 30, 2024 and 2023, the tax saving as the result of the favorable tax rate and tax holiday amounted to $3,007,791 and $1,086,519, respectively, and per share effect of the favorable tax rate (after stock reverse split) were $1.58 and $0.65, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of September 30,
	2024	2023
	US$	US$
Provision for doubtful debt	$90,495	$110,374
Tax loss carry forwards	719,659	70,341
Excess marketing and advertising expense (15%)	10,687	—
Operating lease liabilities	86,057	133,489
Total deferred tax assets	906,898	314,204
Less: Valuation allowance	(806,319)	(162,974)
Total deferred tax assets, net of valuation allowance	$100,579	$151,230

As of September 30, 2024, the Company has total of net operating loss carry forward of approximately $5.2 million in the PRC that expires from 2025 through 2029.

	As of September 30,
	2024	2023
	US$	US$
Right of use assets	$100,579	$151,230
Total deferred tax liabilities	100,579	151,230
Total deferred tax assets, net	$—	$—

The roll forward of valuation allowance of deferred tax assets were as follows:

	As of September 30,
	2024	2023
	US$	US$
Balance as of beginning of year	$(162,974)	$(76,368)
Additions of valuation allowance	(738,271)	(134,811)
Reductions of valuation allowance	6,178	43,249
Exchange difference	88,748	4,956
Balance as of end of year	$(806,319)	$(162,974)

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. Under the applicable accounting standards, management expects to continue to maintain a significant investment in research and development, given the Company’s history of losses, as the Company increases research and development of its digital assets in the future. At the same time, the Company’s management believes that customer development for digital assets and the Company’s visibility in the digital assets industry will take several years to build, which will result in the Company continuing to lose money over the next few years. So, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses, and it was considered that valuation allowance should be fully accrued. Accordingly, as of September 30, 2024 and 2023, a $806,319 and $162,974 valuation allowance has been established respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (cont.)

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of September 30,
	2024	2023
	US$	US$
Balance as of beginning of year	$1,066,949	$—
Increase related to prior year tax positions	26,252	5,639
Increase related to current year tax positions	847,448	1,061,310
Balance as of end of year	$1,940,649	$1,066,949

As of September 30, 2024 and 2023, there were $1,940,649 and $1,066,949 of unrecognized tax benefits, respectively, which would affect the effective tax rate if recognized.

The company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended September 30, 2024 and 2023, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of $nil as of September 30, 2024 and 2023, respectively.

In general, the PRC tax authority has up to five years to contact examinations of the Company’s tax filings. As of September 30, 2024, tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Tax payable

The tax payable consisted of the following:

	As of September 30,
	2024	2023
	US$	US$
VAT payable	$93,278	$487,744
Corporate income tax payable	1,940,649	1,066,949
Other tax	1,726	366
Tax payable	$2,035,653	$1,555,059

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 29, 2021. The authorized number of ordinary shares upon incorporation of the Company was 5,000,000,000 shares with a par value of $0.00001 per share, and 1,666,667 (Pre-split 25,000,000) ordinary shares were issued on September 29, 2021.

On January 15, 2022, the Company issued 43,544 (Pre-split 653,155) ordinary shares at par value $0.00003 (Pre-split $0.000002) per share to a new investor, Viru Technology Limited (the “Viru Technology”). The total cash consideration of $2,000,000 was received in April 2022.

On September 16, 2022, the Company’s shareholders and Board of Directors approved a 1-to-5 share split, following which the authorized share capital of $50,000 was divided into 25,000,000,000 ordinary shares with a par value of $0.000002 each, and the issued shares was divided into 1,666,667 (Pre-split 25,000,000) ordinary shares. On September 16, 2022, all the existing shareholders of the Company surrendered a total of 1,653,155 ordinary shares of $0.00003 (pre-split $0.000002) par value each for no consideration, of which 2,743 (Pre-split 41,155) ordinary shares were surrendered by Viru Technology. The Company has cancelled the 1,653,155 of surrendered shares concurrently. The Company believes it is appropriate to reflect the share split on a retrospective basis pursuant to ASC 260. The Company has retrospectively restated all shares and per share data for all periods presented.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 25,464 (Pre-split 381,963) ordinary shares on a pro-rata basis for no consideration. The Company has cancelled the 25,464 (Pre-split 381,963) of surrendered shares concurrently. On the same day, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into an equity investment agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP), a segregated portfolio company organized and existing under the laws of the Cayman Islands (the “Investor”), pursuant to which the Investor agreed to invest $1.5 million in Global Mofy Cayman for 25,464 (Pre-split 381,963) ordinary shares.

On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which the Company issued 49,389 (Pre-split 740,829), 49,389 (Pre-split 740,829), and 29,633 (Pre-split 444,497) ordinary shares, par value US$0.00003 (Pre-split $0.000002), to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023.

In October 2023, the Company completed its initial public offering, issued and sold 82,667 (Pre-split 1,240,000) Ordinary Shares, of which 80,000 (Pre-split 1,200,000) shares related to the public offering, and 2,667 (Pre-split 40,000) shares related to an over-allotment arrangement, at $75.00 per share for $6.2 million. The net proceeds of $5.2 million after deducting underwriting discounts and the offering expenses payable were received by the Company.

On December 29, 2023, the Company reached an agreement to sell 91,954 (Pre-split 1,379,313) ordinary shares accompanying warrants of 137,931(Pre-split 2,068,970) shares to two institutional investors established in the United States and Canada respectively, at $108.75 per share for $10.0 million (“the Transaction”). The date of original issuance is January 3, 2024 (“Issuance Date”). The net proceeds of $8.9 million were received on January 4, 2024.

On July 5, 2024, the investors in the United States, Ltd. based on the Transaction, converted its 1,241,381 warrants that the applicable Alternate Cashless Exercise Amount is 33,103 (Pre-split 496,553) shares of Common Stock. On July 10, 2024, the investors in the Canada based on the Transaction, converted its 827,589 warrants that the applicable Alternate Cashless Exercise Amount is 22,069 (Pre-split 331,036) shares of Common Stock.

On August 15, 2024, the Company filed its Amended and Restated Memorandum and Articles of Association to designate 3,000,000,000 authorized shares as Class B ordinary shares and reclassify the remaining original ordinary shares into Class A ordinary shares, each having one (1) vote per share and the other rights attached to it as set out in the Class A Ordinary Shares on a one for one basis. Concurrently, the Company repurchased 848,203 (Pre-split 12,723,036) Class A ordinary shares that indirectly held by Mr. Yang, the Company’s chief executive officer, for a total of $26 and sold 848,203(Pre-split 12,723,036)Class B ordinary shares to him for the same amount.

On November 1, 2024, the Company filed another Amended and Restated Memorandum and Articles of Association to modify authorized shares of Class A ordinary shares to 30,000,000,000, $0.00003 par value, and authorized shares of Class B ordinary shares to 4,000,000,000, $0.00003 par value.

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EQUITY (cont.)

As a result, there were 1,410,001 and 1,728,410 Class A ordinary shares and 848,203 and 0 Class B ordinary shares, which were retrospectively restated for effect of reverse stock split on November 22, 2024, issued and outstanding as of September 30, 2024 and 2023, respectively.

Holders of Class A and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. At a general meeting, each Class A ordinary share entitles the holder thereof to one (1) vote on all matters subject to vote at general meeting of the company, and each Class B ordinary share entitle the holder thereof to twenty (20) votes on all such matter. Each Class A ordinary share confers upon the holder thereof the right to receive dividends and Class B ordinary shares do not confer upon the holders thereof any rights to receive dividends. Class B ordinary shares are not convertible into Class A ordinary shares or any other class of shares under any circumstances. Class A ordinary shares are not convertible into Class B ordinary shares or any other class of shares under any circumstances. Except as set out above, Class A and Class B ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Warrants

The movement of warrants is as follows:

	As of September 30, 2024
	Valuation	Shares
	US$	US$
Balance at beginning of the year	$—	$—
Issuance(a)	7,772,140	2,068,970
Fair value changes(b)	6,827,034	—
Exercise(b)	945,106	2,068,970
Balance at end of the year	$—	—

(a)	In December 2023, the Company issued and sold 1,379,313 Ordinary Shares accompanying warrants of 2,068,970 shares to two mutual funds established in North America, at $7.25 per share for $10.0 million. The net proceeds of $8.9 million were received on January 4, 2024. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the warrants at the date of issuance was $7,772,140.

(b)	As of the date of exercise, the fair value of the warrants liability was $945,106 resulting in a gain on changes in fair value of $6,827,034. On July 5, 2024 and July 9, 2024, holders of the warrants exercised the 2,068,970 warrants on an alternative cashless basis to purchase 827,589 ordinary shares. As a result, the warrants have been fully exercised as of September 30, 2024.

The fair value was determined using the Binominal Tree pricing model and the following assumptions:

	July 9, 2024	July 5, 2024	March 31, 2024	January 3, 2024
Share price	$0.81	$0.83	$0.82	$4.83
Exercise price	$8.00	$8.00	$8.00	$8.00
Expected dividend yield	-	-	-	-
Risk free interest rate	4.65%	4.39%	4.46%	4.08%
Expected life	2.49	3.5	2.8	3.0
Expected volatility	167.51%	168.36%	$137.6%	$140.1%

Stock-based compensation

On August 21, 2024, the Company adopted a share incentive plan (the “Plan”), which provides 300,000 (Pre-split 4,500,000) shares of stock, to members of the board, and employees of the Company. The shares underlying the Plan (and therefore any shares that may be issued pursuant to the Plan) will be class A Ordinary Shares of US$0.000002 par value each (the Class A Shares) of the Company ranking (upon their issue) pari passu with the Class A Shares that are already issued. The Company has sufficient authorized and unissued Class A Shares available in order to be able to satisfy in full the issuance by the Company of the maximum aggregate number of Class A Shares underlying the Plan and issuable upon exercise and/or settlement of any Award pursuant to the terms and conditions of the Plan and to comply with its obligations under the Plan. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan. The Plan effective immediately.

Pursuant to the 2024 Equity incentive plan, the Company issued 200,000 (Pre-split 3,000,000) and 100,000 (Pre-split 1,500,000) ordinary shares to its management on September 6, 2024, and immediately exercisable on the date of issue.

As of September 30, 2024, all of the equity related to the above equity incentive plan has been granted.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EQUITY (cont.)

Statutory reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2024 and 2023, the statutory reserves of the Company’s PRC subsidiaries have not reached 50% of their respective registered capital. As of September 30, 2024 and 2023, the Company’s PRC subsidiaries collectively attributed $1,926,547 and $368,271 of retained earnings for their statutory reserves, respectively.

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

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of September 30, 2024 and 2023, restricted net assets of the Company’s PRC subsidiaries were $5,623,821 and $4,100,499, respectively.

NOTE 13 — EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows:

	For the years ended September 30,
	2024	2023	2022
Numerator:
Net income (loss) attributable to Global Mofy AI Limited	$12,137,352	$6,551,838	$(267,222)
Denominator:
Denominator for basic earnings per share:
Weighted average Class A ordinary shares outstanding
—basic and diluted	1,798,850	1,668,083	1,562,766
Earnings (loss) per Class A ordinary share – basic and diluted	$6.37	$3.93	$(0.17)

Weighted average Class B ordinary shares outstanding
—basic and diluted	106,605	-	-
Earnings per Class B ordinary share – basic and diluted	$6.37	$-	$-

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SUBSEQUENT EVENTS

As of the date of this report, the Company’s post-period events are as follows:

On October 7, 2024, the Company adopted a share incentive plan which provides 220,000 (Pre-split 3,300,000) shares of stock, par value US$0.00003 (Pre-split US$0.000002), to the Equity Incentive Plan to members of the board, and employees of the Company. Pursuant to the Equity Incentive Plan, the Company issued 220,000 (Pre-split 3,300,000) Class A ordinary shares to its management on October 31, 2024.

On October 9, 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) Class A Ordinary Shares accompanying warrants of 666,667 (Pre-split 10,000,000) shares to several accredited investors. The purchase price for each ordinary Share and two warrants is $7.5 (Pre-split $0.5). The net proceeds of $2.42 million were received on October 31, 2024.

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

The following represents condensed financial information of the parent company:

BALANCE SHEETS

	As of September 30,
	2024	2023
ASSETS
Cash	$2,361,938	$235,014
Short-term investments		780,000
Due from subsidiaries	20,616,717	10,630,138
Prepaid expenses and other current assets, net	530,589	105,000
Prepaid expenses and other noncurrent assets, net	—	163,589
Investment in subsidiaries	18,659,647	11,103,806
Total assets	$42,168,891	$23,017,547
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	$308,037	$62,157
Total current liabilities	308,037	62,157
Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 1,410,001 and 1,728,410 shares issued and outstanding as of September 30, 2024 and 2023, respectively)*	42	52
Class B Ordinary Shares ($0.00003 par value, 4,000,000,000 shares authorized, 848,203 and 0 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	26	-
Additional paid-in capital	27,796,887	16,035,229
Statutory reserves	1,926,547	368,271
Accumulated deficit	12,137,352	6,551,838
Total equity	41,860,854	22,955,390
Total liabilities and shareholders’ equity	$42,168,891	$23,017,547

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 12 and Note 14).
*

As of September 30, 2023, the number of ordinary shares of the company was 1,728,410, $0.00003 par value. The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 12).

After the re-designation, the number of shares for Class A on September 30, 2023 was 1,728,410.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Revenue	$200,000	$—	$—
Cost of revenue	(58,096)	—	—
Gross profit	141,904	—	—

Operating expenses:
General and administrative expenses	(2,968,246)	(611,474)	(83,073)
Research and development expenses	(3,825,000)	—	—
Total operating expenses	(6,793,246)	(611,474)	(83,073)

Loss from operations	(6,651,342)	(611,474)	(83,073)

Other (expenses) income:
Interest income	180,648	—	—
Issuance costs allocated to warrant liability	(823,846)	—	—
Change in fair value of warrant liability	6,827,034	—	—
Other income, net	20,589	—	—
Total other income, net	6,204,425	—	—

Equity income (loss) in subsidiaries	12,584,269	7,163,312	(184,149)
Net income (loss)	12,137,352	6,551,838	(267,222)
Foreign currency translation adjustment
Comprehensive income (loss)	$12,137,352	$6,551,838	$(267,222)

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2024		2023	2022
Net cash generated used in operating activities	$		$—	$—
Net cash used in investing activities		(12,021,874)	(10,621,341)	(1,903,038)
Net cash provided by financing activities		14,148,798	10,852,185	1,907,208
Effect of exchange rate changes on cash		—	—	—
Net increase in cash		2,126,924	230,844	4,170
Cash at the beginning of the year		235,014	4,170	—
Cash at the end of the year		$2,361,938	235,014	$4,170