Form 20-F
period 2025-09-30
Global Mofy AI Ltd
filed 2026-01-09
CIK 1913749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,844,079 Class A Ordinary Shares and 3,723,975 Class B Ordinary Shares issued and outstanding as of September 30, 2025.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Global Mofy AI Limited
("Global Mofy Cayman")
100%
100%
GMM Discovery LLC
("GMM Discovery")
51%
Eaglepoint AI Inc
("Eaglepoint AI")
Global Mofy HK Limited
("Global Mofy HK")
OFFSHORE
ONSHORE
100%
100%
Zhejiang Mofy Metaverse Technology Co., Ltd.
("Global Mofy Zhejiang WFOE")
Mofy Metaverse (Beijing) Technology Co., Ltd.
("Global Mofy WFOE")
100%
100%
100%
100%
Gauss Intelligence (Beijing) Technology Co.. Ltd.
("Gauss Intelligence")
Global Mofy (Beijing) Technology Co., Ltd.
("Global Mofy China")
Anji Century Mofy Education Consulting Co., Ltd.
("Century Mofy")
Kuyu Intelligent Technology (Anji) Co., Ltd.
("Kuyu Intelligence")
100%
100%
60%
60%
100%
100%
100%
100%
Shanghai Mo Ying Fei Huan Technology Co., Ltd.
("Shanghai Mofy")
Kashi Mofy Interactive Digital Technology Co., Ltd.
("Kashi Mofy")
Xi' an Digital Cloud Technology Co., Ltd.
("Xi' an Mofy")
Mofy (Beijing) Film Technology Co., Ltd.
("Beijing Mofy")
Global Mofy (Beijing) Technology Co., Ltd
("Global Mofy California")
Global Mofy (Beijing) Technology Co.,Ltd. Chaoyang Branch, Beijing
("Global Mofy Chaoyang")
Global Mofy (Lianyungang) Technology Co.,Ltd.
("Global Mofy Llanyungang")
Mo Fei Xiao Xi (Lingshui) Culture Co., Ltd.
("Mofy Xiaoxi")

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

Eaglepoint AI was incorporated on October 29, 2025, under the laws of the State of Delaware. Eaglepoint AI is a majority owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Mofy Xiaoxi was incorporated on July 22, 2025, under the laws of the PRC. Mofy Xiaoxi is a wholly owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Global Mofy Lianyungang was incorporated on January 16, 2025, under the laws of the PRC. Global Mofy Lianyungang is a wholly owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Holding Company Structure

Global Mofy Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations through our operating subsidiaries in the PRC. Investors in our Class A Ordinary Shares are purchasing equity securities of Global Mofy Cayman, the Cayman Islands holding company, instead of shares of our operating subsidiaries in the PRC. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our operating subsidiaries in the PRC.

As a result of our corporate structure, Global Mofy Cayman’s ability to pay dividends may depend upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Enforceability of Civil Liabilities

Global Mofy Cayman was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on September 29, 2021. Global Mofy Cayman was incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands, and Jingtian & Gongcheng, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final and conclusive; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that the Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Our Cayman Islands counsel has informed us that the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Jingtian & Gongcheng has advised us further that there are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

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

As of the date of this report, Golden Ocean FAC PAC, our current auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in Singapore and  is registered with PCAOB and subject to PCAOB inspection.  As of the date of this report, YCM CPA INC. and Marcum Asia CPAs LLP, the independent registered public accounting firms that issued the audit reports for the fiscal years ended September 30, 2024 and 2023, respectively, included elsewhere in this report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections. YCM CPA INC. is headquartered in Irvine, California, and Marcum Asia CPAs LLP is headquartered in Manhattan, New York. Marcum Asia CPAs LLP has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this report, neither YCM CPA INC. nor Marcum Asia CPAs LLP, our previous auditors, nor Golden Ocean FAC PAC, our current auditor, are subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of our follow-on offerings. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in China - The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 15.

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

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our current auditor Golden Ocean FAC PAC and our previous auditors YCM CPA INC. and Marcum Asia CPAs LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

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

3.D. Risk Factors

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 13 of this prospectus, include but are not limited to the following:

●	“We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.” See page 13.

Risks Related to Doing Business in China

Risks related to doing business in China, beginning on page 14 of this prospectus, include but are not limited to the following:

●	“Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” See page 14.

●	“The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” See page 15.

●	“Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” See page 16.

●	“There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.” See page 17.

●	“PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.” See page 17.

●	“PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.” See page 19.

●	“Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.” See page 19.

●	“We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.” See page 26.

●	“Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.” See page 31.

●	“The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.” See page 30.

●	“The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” See page 32.

●	“You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.” See page 28.

●	“To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.” See page 24.

Risks Related to Our Business and Industry

Risks related to our business and industry, beginning on page 33 of this prospectus, include but are not limited to the following:

●	“We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.” See page 33.

●	“We enter service agreements with our customers. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or cannot receive final payments, which would lower our revenue and harm our business, financial condition and results of operations.” See page 33.

●	“Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.” See page 33.

●	“Our business is dependent on our collaboration with our suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.” See page 34.

●	“Our efforts and investments in technology development may not always produce the expected results.” See page 34.

●	“Our success depends on the continuing efforts of our senior management and key employees.” See page 34.

●	“We are expanding fast. If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.” See page 35.

●	“We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.” See page 36.

●	“Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our services could be materially and adversely affected.” See page 36.

●	“We may fail to protect our intellectual properties.” See page 37.

Risks Related to Our Class A Ordinary Shares

Risks related to our Class A Ordinary Shares, beginning on page 40 of this prospectus, include but are not limited to the following:

●	“The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.” See page 40.

●	“The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.” See page 40.

●	“In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules” See page 41.

●	“The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.” See page 40.

●	“The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.” See page 42.

●	“We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.” See page 43.

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

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that the additional contributions of social security premium and housing funds based on the actual wages of eligible employees to be approximately $60,866, $160,697 and $110,986 for the years ended September 30, 2025, 2024, and 2023, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

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

As of the date of this report, Golden Ocean FAC PAC, our current auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in Singapore and  is registered with PCAOB and  subject to PCAOB inspection.  As of the date of this report, YCM CPA INC. and Marcum Asia CPAs LLP, the independent registered public accounting firms that issued the audit reports for the fiscal years ended September 30, 2024 and 2023, respectively, included elsewhere in this report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections. YCM CPA INC. is headquartered in Irvine, California, and Marcum Asia CPAs LLP is headquartered in Manhattan, New York. Marcum Asia CPAs LLP has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this report, neither YCM CPA INC. nor Marcum Asia CPAs LLP, our previous auditors, nor Golden Ocean FAC PAC, our current auditor, are subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

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

In recent years, we have significantly grown the scale of our business. For example, we expanded into digital asset development in 2021 and set foot in the metaverse industry. For the fiscal year ended September 30, 2025, our revenue on this business line is $22.83   million. For the fiscal year ended September 30, 2024, our revenue on this business line is $20.5 million. For the year ended September 30, 2023, our revenue on this business line is $11.5 million However, we have a limited history operating our business at its current scale and scope. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

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

We incurred net losses of $19.30 million and positive cash flow of $22.11   million for the fiscal year ended September 30, 2025. We made profit of $12.1 million and negative cash flow of $18.1 million from operating activities for the fiscal year ended September 30, 2024. We made profit of $6.6 million and positive cash flow of $5.8 million from operating activities for the fiscal year ended September 30, 2023. We may not be able to achieve or maintain profitability or positive cash flow in the future.

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

Global Mofy China had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows: for the year ended September 30, 2025, one customer accounted for approximately 16% of total revenues.   For the year ended September 30, 2024, one customer accounted for approximately 13% of total revenues, respectively. For the year ended September 30, 2023, one customer accounted for approximately 10% of total revenues..

As of September 30, 2025, the balance due from four customers accounted for approximately 22%, 20%, 18% and 13% of the Company’s total accounts receivable  . As of September 30, 2024, the balance due from four customers accounted for approximately 32%, 15%, 14% and 13% of the Company’s total accounts receivable, respectively. As of September 30, 2023, the balance due from four customers accounted for approximately 23%, 16%, 16% and 15% of the Company’s total accounts receivable, respectively.

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

Our business is substantially dependent on our collaboration with our suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2025, four suppliers accounted for approximately 19%, 14%, 11% and 11% of the total purchases. For the year ended September 30, 2025 two suppliers accounted for approximately 15% and 10% of the total accounts payable  . For the year ended September 30, 2024, three suppliers accounted for approximately 15%, 14% and 9% of the total purchases, respectively. For the year ended September 30, 2024, four suppliers accounted for approximately 22%, 16%, 11% and 10% of the Company’s accounts payable respectively. For the year ended September 30, 2023, three suppliers accounted for approximately 23%, 13% and 12% of the total purchases, respectively. As of September 30, 2023, two suppliers accounted for approximately 26% and 21% of the Company’s accounts payable.

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

As of the date of this report, none of our 150,000 3D digital assets in the asset library that are currently available for licensing have registered copyrights under PRC or any international authority.  We convert and create these 3D digital assets from real-world objects using our hardware and software in the Mofy Lab and therefore we have ownership over these assets. Although these 3D digital assets are not registered, they are still protected under the PRC copyrights laws. However, the lack of copyright protection may impact our ability to generate licensing fees or protect our intellectual property from unauthorized use or piracy. Further, if other companies preemptively register the intellectual property rights of the same digital assets, our use may involve infringement and may lead to litigation and compensation to others. We plan to register these 3D digital assets using part of the proceeds from this offering. The estimated cost to register all of our existing copyrights for 3D digital assets and images is $1 million.

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

In connection with the 2025 year audit of our consolidated financial statements as of and for the fiscal year ended September 30, 2025 included in this report, we and our independent registered public accounting firm, Golden Ocean FAC PAC, identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements; (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (iii) the Company does not design and implement appropriate information technology general controls over its financial systems relating to 1) access controls and 2) program change. These deficiencies aggregated to a material weakness. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

As of the date of this report, the authorized share capital of the Company is $1,020,000 divided into 30,000,000,000 Class A Ordinary Shares with a par value of $0.00003 per share and 4,000,000,000 Class B Ordinary Shares with a par value of $0.00003 per share, of which 45,844,079 Class A Ordinary Shares and 3,723,975 Class B Ordinary Shares are outstanding . Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has twenty (20) votes. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. The Class B Ordinary Shares currently outstanding are beneficially owned by our Mr. Haogang Yang, the Chairman of our Board of Directors and the Chief Executive Officer, Mr. Wenjun Jiang, the Chief Technology Officer and Mr. Nan Zhang, the Chief Marketing Officer and represent a total of 61.90% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the twenty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions and our principal shareholders are exempted from the reporting and short-swing profits recovery provisions both of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares.

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

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors will be exempt from the short-swing profit recovery provisions and our principal shareholders are exempted from the reporting and short-swing profits recovery provisions both contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Cayman Islands Companies Act (Revised) and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Our articles of association provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call annual general meetings. However, our corporate governance guidelines require us to call such meetings every year. Advance notice of at least five (5) clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

You may be unable to vote for directors if you hold insufficient shares to requisition a general meeting and no general meetings are otherwise convened by the board of directors.

Our directors serve until their successor is duly elected and qualified, or until their earlier death, resignation or removal. Shareholders may remove and appoint directors at any time by ordinary resolution. However, as a Cayman Islands exempted company, we are not required to hold any annual general meetings and, under our articles of association, shareholders are not able to requisition a meeting unless the requisitionists, between them, hold in aggregate not less than 30% of our voting share capital in issue. As a result, shareholders who hold less than 30% of our voting share capital in issue may not have opportunity to vote on directors if no general meetings are convened by the board of directors.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Economic Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,”. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any “relevant activities” and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. As it is a relatively new regime, it is anticipated that the Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

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

Eaglepoint AI was incorporated on October 29, 2025, under the laws of the State of Delaware. Eaglepoint AI is a majority owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Mofy Xiaoxi was incorporated on July 22, 2025, under the laws of the PRC. Mofy Xiaoxi is a wholly owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

Global Mofy Lianyungang was incorporated on January 16, 2025, under the laws of the PRC. Global Mofy Lianyungang is a wholly owned subsidiary of Global Mofy China. It is currently not engaging in any active business.

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

With respect to the application of the M&A Rules, we acquired the domestic operating entities through a “two-step slow-walk” method, so the approval process of the Ministry of Commerce is not applicable. The acquisition was broken into two steps: 1) adding a non-PRC shareholder so that the domestic operating entity will be categorized as a Sino-foreign joint venture (an entity with mixed capital between one or more foreign and Chinese shareholders); 2) Global Mofy WFOE to complete the equity acquisition of Global Mofy China from both the Chinese and foreign shareholders so that it would become a foreign-owned enterprise. Our PRC counsel, Jingtian & Gongcheng, has completed substantial amount of research and study of the regulation and precedents and found that this approach has been widely used in the past. In addition, it has never been penalized or challenged with respect to the legality of this matter. While our PRC counsel, Jingtian & Gongcheng, believes that it is permitted to structure the acquisition in this manner and the acquisition, in fact, has been completed without any challenge by any regulator, there is uncertainty with respect to the interpretation of the current regulation as it is still evolving. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China. We have added a risk factor to disclose such risk on page 32 under “Risk Factors - Risks Related to Doing Business in China - We circumvent the application of M&A rules by taking a “two-step slow-walk” method. In the event that this approach is deemed invalid or illegal and it is applied retroactively, Global Mofy WFOE’s acquisition of Global Mofy China could be deemed invalid and we will not be able to consolidate the financial statements of Global Mofy China.”

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

The October 2024 Private Placement

On October 31, 2024, the Company sold and issued (i) 5,000,000 Class A Ordinary Shares, (ii) Warrants to purchase up to 10,000,000 Class A Ordinary Shares at an initial exercise price of $3.00 per Class A Ordinary Share, subject to adjustment, pursuant to the Securities Purchase Agreement dated October 13, 2024, as amended on October 31, 2024 by and between the Company and certain investors (the “2024 PIPE Investors”). The purchase price of each Class A Ordinary Share and two Warrants is $0.50. The Company received gross proceeds in the amount of $2,500,000 (assuming the Warrants are not exercised). The Company intends to use the proceeds to provide financing for its generative AI platform, general research and development, administrative expenses, talent acquisition, and working capital needs.

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

The Reverse Share Split

We received a written notification from Nasdaq on September 25, 2024, notifying us that we are not in compliance with the Minimum Bid Price Requirement. To regain compliance, our Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days by March 24, 2025. In the event the Company does not regain compliance by March 24, 2025, we are eligible for an additional 180 calendar day period to regain compliance with the Minimum Bid Price Requirement. On November 1, 2024, the Company convened its special meeting of shareholders, during which the shareholders of the Company adopted resolutions approving an increase of the Company’s share capital and the Reverse Share Split in a ratio of one (1)-for-fifteen (15) of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, as well as the number of authorized Class A Ordinary Shares and Class B Ordinary Shares. As a result, as of the date of this report, there are 45,844,079 Class A Ordinary Shares and 3,723,975 Class B Ordinary Shares issued and outstanding and the Company’s authorized share capital is US$1,020,000 and is divided into: (a) 30,000,000,000 Class A Ordinary Shares of par value of US$0.00003 each, and (b) 4,000,000,000 Class B Ordinary Shares of par value of US$0.00003 each. The Reverse Share Split was to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on November 26, 2024, under the existing ticker symbol “GMM.” On December 11, 2024, we received a letter from the Nasdaq stating that because the Company’s Class A Ordinary Shares had a closing bid price at or above $1.00 per share for 10 consecutive business days, from November 26 through December 10, 2024, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market.

The numbers of shares disclosed in this “Our Corporate History and Structure” section prior to this subsection “The Reverse Share Split” were not adjusted to reflect the Reverse Share Split. Unless otherwise indicated, all information elsewhere in this report reflects the Reverse Share Split.

Assignment and Exercise of Warrants under the October 2024 Private Placement

On January 28, 2025, the 2024 PIPE Investors assigned an aggregate of 8,000,000 Warrants to certain assignees (the “Assignees”, together with the 2024 PIPE Investors, the “Holders”).

On February 17, 2025, the Holders exercised an aggregate of 18,237,500 Warrants through an alternative cashless exercise option, and the Company issued 14,590,000 Class A Ordinary Shares on the same day.

On April 28, 2025, April 29, 2025 and April 30, 2025, the Holders exercised an aggregate of 843,691 Warrants through an alternative cashless exercise option, and the Company issued a total of 674,954 Class A Ordinary Shares on April 30, 2025.

Investment in Wetruck

On April 1, 2025, the Company’s wholly owned subsidiary, Global Mofy HK, a limited liability company organized under the laws of Hong Kong, entered into a Shareholders Agreement (the “Shareholders Agreement”) with the other investor and the founder shareholders of Wetruck TechEnable Solutions Private Limited Company (“Wetruck”), a limited liability company incorporated in Ethiopia. Pursuant to the Shareholders Agreement, Global Mofy HK invested an amount of US$201,000 into Wetruck to subscribe 6.7% of its equity interests (the “Wetruck Investment”).

The April 2025 Private Placement Offering

On April 15, 2025, the Company entered into another securities purchase agreement (the “April 2025 Securities Purchase Agreements) with several investors (the “April 2025 Purchasers”) for a private placement (the “April 2025 PIPE Offering”) of (i) 2,030,460 Class A Ordinary Shares (the “Shares”), par value $0.00003 per share (the “April 2025 Ordinary Shares”), and (ii) 2,030,460 warrants, each to initially purchase one Class A Ordinary Share (the “April 2025 Warrants”). Each Share was sold with one April 2025 Warrant. The purchase price of each Share and April 2025 Warrant is $1.97, which is 101% of the Nasdaq Minimum Price, as such term is defined under Nasdaq Listing Rule 5635(d), as of the date of the April Securities Purchase Agreement. The April Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the April 2025 Purchasers and customary indemnification rights and obligations of the parties. The net proceeds from the April 2025 PIPE Offering, before deducting offering expenses, will be approximately $4 million (assuming the Warrants are not exercised). The Company intends to use the net proceeds from the April 2025 PIPE Offering to provide financing for general corporate purposes, including working capital, product development, and the continued expansion of its AI-powered technology platforms — including investment in its recently announced Gauss AI Lab.

The April 2025 Warrants had an initial exercise price of $2.36 per April 2025 Ordinary Share, which is 120% of the Nasdaq Minimum Price. On the seventh (7th) calendar days after the closing of the PIPE Offering, the exercise price of the April 2025 Warrants was reset to 24% of Nasdaq Minimum Price of the Company’s April 2025 Ordinary Share determined on the date of the Securities Purchase Agreement (the “Reset”). In addition, upon the Reset of the exercise price, the number of April 2025 Ordinary Shares underlying the April 2025 Warrants (the “April 2025 Warrant Shares”) issuable immediately prior to such Reset were adjusted to the number of April 2025 Ordinary Shares determined by multiplying the initial exercise price by the number of April 2025 Warrant Shares acquirable upon exercise of the April 2025 Warrants immediately prior to such Reset and dividing the product thereof by the exercise price resulting from such Reset.

As a result of the Reset, the exercise price of the April 2025 Warrants was adjusted to $0.47 per share and the number of April 2025 Warrant Shares was adjusted to 10,195,504 on the seventh (7th) calendar days after the closing of the April 2025 PIPE Offering.

The exercise price of the April 2025 Warrants was also subject to further adjustment including share dividends, share splits, share combination, subsequent rights offering, pro rata distributions, and certain fundamental transaction. If at any time on or after the issuance of the April 2025 Warrants, there occurs any share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the April 2025 Ordinary Shares (each, a “Share Combination Event”, and such date on which the Share Combination Event is effected, the “Share Combination Event Date”) and the lowest weighted average price of the April 2025 Ordinary Shares during the period commencing on the trading day immediately following the applicable Share Combination Event Date and ending on the third (3rd) trading day immediately following the applicable Share Combination Event Date (such period the “Share Combination Adjustment Period” and such price the “Event Market Price”), is less than the exercise price then in effect (after giving effect to the adjustment of the share splits share combination by multiplying a fraction of which the numerator shall be the number of April 2025 Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of April 2025 Ordinary Shares outstanding immediately after such event), then, at the close of trading on the last day of the Share Combination Adjustment Period, the exercise price then in effect on such fourth (4th) trading day shall be reduced (but in no event increased) to the Event Market Price and the number of April 2025 Warrant Shares issuable upon exercise of the April 2025 Warrants shall be increased such that the aggregate exercise price payable, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price for the April 2025 Warrant Shares prior to such adjustment.

The April 2025 Warrants will be exercisable upon issuance and will expire five years from their initial date of exercise. The April 2025 Warrants will be exercisable for cash; provided, however that they may be exercised on a cashless exercise if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the April 2025 Warrant Shares. In addition, if at any time after the sixtieth (60th) day of the date of issuance, the holder of the April 2025 Warrant may alternatively exchange all, or any part, of the April 2025 Warrants into such aggregate number of April 2025 Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of April 2025 Ordinary Shares underlying such portion of the April 2025 Warrants to be exercised.

On July 3, 2025, the Purchasers voluntarily surrender 25% of their Warrants. As a result, the Purchasers hold 7,646,644 Warrants.

On July 8, 2025, July 10, 2025, July 11, 2025, July 15, 2025, July 17, 2025, July 18, 2025 and July 21, 2025, the Purchasers exercised an aggregate of 7,646,644 Warrants through an alternative cashless exercise option, and the Company issued a total of 6,117,316 Class A ordinary shares (the “Warrant Shares”). The Warrant Shares are registered under the Form F-1 (File No. 333-287230) initially filed by the Company on May 13, 2025 and declared effective on May 20, 2025.

The 2025 Equity Incentive Plans

On October 29, 2025, the Board of Directors of the Company approved and adopted an equity incentive plan (the “October 2025 Equity Incentive Plan”), which became effective on October 29, 2025, which authorized an aggregate of 5,000,000 Class A Ordinary Shares to be issued to the directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates. In November and December 2025, the Company issued a total of 5,000,000 Class A Ordinary Shares to certain employees of the Company.

The December 2025 Private Placement Offering

On December 5, 2025, the Company entered into a Securities Purchase Agreement (the “December 2025 Securities Purchase Agreement”) with several investors (the “December 2025 Purchasers”) for a private placement (“December 2025 PIPE Offering”) of (i) 15,000,000 Class A ordinary shares (the “December 2025 Shares”), par value $0.00003 per share, at a purchase price of $0.31875 per share. The December 2025 Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the December 2025 Purchasers and customary indemnification rights and obligations of the parties. The closing of December 2025 PIPE Offering is expected to take place within 30 business days from the execution of the Securities Purchase Agreement.

The net proceeds from the December 2025 PIPE Offering, before deducting offering expenses, are approximately $4.8 million. The Company intends to use the net proceeds from the PIPE Offering to provide financing for working capital and general corporate purposes.

Registration Rights

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers to file a registration statement covering the resale of the Shares with the Securities and Exchange Commission.

The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. None of the Purchasers is a U.S. Person, as such term is defined under Regulation S, or is acquiring the securities for the account or benefit of a U.S. Person.

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

4. B. Business Overview

Overview

We are an AI-Driven technology solutions provider engaged in virtual content production, and digital assets development for the digital content industry. Utilizing our proprietary “Mofy Lab” technology platform, which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high-definition virtual versions of a wide range of physical world objects, such as human, animal and scenes, which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we are one of the leading digital asset banks in China. As of the date of this report, our digital asset bank has more than 150,000 high precision 3D digital assets. High precision means 4K (4096*2160) resolution of movie precision. With our strong technology platform and industry track record, we attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. Additionally, we have developed the Gausspeed platform, an innovative generative AI solution NIVIDIA Omniverse and NVIDIA RTX GPUs to further enhance our capabilities in creating high-quality digital content. We primarily operate in two lines of business (i) virtual technology service and (ii) digital asset development and others. We had another business line of digital marketing during the fiscal year ended September 30, 2022 and we ceased this line of business in September 2023.

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

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we have built a robust digital asset bank with more than 150,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Additionally, leveraging our robust digital asset bank, we have started further in-depth development of AI-based 3D model and video generative tool to further enhance our operation efficiency and profitability. Our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and items that can be licensed for use in virtual environment.

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

For the year ended September 30, 2025, our revenues were $55.94 million of which approximately 59% and 41% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2024, our revenues were $14.36 million of which approximately 51% and 49% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. For the year ended September 30, 2023, our revenues were $26.89 million of which approximately 57% and 43% were generated from our two lines of business, virtual technology service and digital assets development and others, respectively. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. Global Mofy China is in the process of adjusting its business and marketing strategies for the digital asset development and others for the year ended September 30, 2022. For the fiscal year ended September 30, 2023, 43% of our revenues were generated from the digital asset development and others. For the fiscal year ended September 30, 2024, 49% of our revenues were generated from the digital asset development and others. For the fiscal year ended September 30, 2025, 41% of our revenues were generated from the digital asset development and others.

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

For the years ended September 30, 2025, 2024, and 2023, approximately 59%, 51%, and 57% of our revenues were generated from virtual technology services, respectively.

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

For the year ended September 30, 2025, 2024, and 2023, our revenue generated from this line of business reached nearly 41%, 49%, and 43% of our total revenues, respectively.

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

Our Customers

For the year ended September 30, 2025, one customer accounted for approximately 16% of total revenues. As of September 30, 2025, the balance due from four customers accounted for approximately 22%, 20%, 18% and 13% of the Company’s total accounts receivable  .

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

Our Suppliers

For the year ended September 30, 2025, four suppliers accounted for approximately 19%, 14%, 11% and 11% of the total purchases. As of September 30, 2025, two suppliers accounted for approximately 15% and 10% of the Company’s accounts payable  .

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

Global Mofy China has kept iterating and optimizing the virtual technology. Since its inception, Global Mofy China has invested heavily in core technology and have constantly recruited new technical talents to help the growth. As of the date of this report, Global Mofy China has 69 full time research and development personnel, respectively, among them, there are 15 research and development personnel related to the core technology platform, Mofy Lab, which is in the charge by Wenjun Jiang, the Chief Technology Officer of the Company. For the fiscal years ended September 30, 2025, 2024, and 2023, we had US$7.95 million, US$7.45 million, and US$3.55 million for research and development expenses, respectively.

Seasonality

Our services historically have not been subject to seasonal variations.

Recent Business Developments

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

On March 14, 2025, Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”), our wholly-owned subsidiary, has been officially recognized as a Specialized, High-End and Innovation-Driven Small and Medium-Sized Enterprise by the Beijing Municipal Bureau of Economy and Information Technology.

On March 17, 2025, the Company announced the official launch of its short drama brand, “Mofy Clip” and participated as a co-producer with China Literature, a pioneer in China’s online literature market, in a newly released short drama under China Literature’s short drama brand, Yuewen Short Drama.

On March 19, 2025, the Company was invited to attend NVIDIA GTC 2025 (AI Conference for Developers) from March 17 to 21, 2025 in San Jose, California.

On March 24, 2025, the Company announced the launch of Gauss AI Lab, a fully integrated AI ecosystem that unifies the Company’s existing technologies, products, and research and development (“R&D”) efforts into a comprehensive AI-powered content solution.

On April 1, 2025, the Company’s wholly owned subsidiary, Global Mofy HK, a limited liability company organized under the laws of Hong Kong, entered into a Shareholders Agreement (the “Shareholders Agreement”) with the other investor and the founder shareholders of Wetruck TechEnable Solutions Private Limited Company (“Wetruck”), a limited liability company incorporated in Ethiopia. Pursuant to the Shareholders Agreement, Global Mofy HK invested an amount of US$201,000 into Wetruck to subscribe 6.7% of its equity interests (the “Wetruck Investment”).

On April 16, 2025, the Company entered into a Securities Purchase Agreement (the “April 2025 Securities Purchase Agreement”) with several investors (the “April 2025 Purchasers”) on April 15, 2025, for a private placement (“April 2025 PIPE Offering”) of (i) 2,030,460 Class A ordinary shares (each, a “Share”), par value $0.00003 per share (the “April 2025 Ordinary Shares”), and (ii) 2,030,460 warrants, each to initially purchase one April 2025 Ordinary Share (each, an “April 2025 Warrant”). Each Share was sold with one April 2025 Warrant. The Company closed the April 2025 PIPE Offering on April 22, 2025 and received gross proceeds in the amount of $4 million (assuming the April 2025 Warrants are not exercised), before deducting offering expenses. The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder.

On April 28, 2025, April 29, 2025 and April 30, 2025, the November 2024 Holders exercised an aggregate of 843,691 November 2024 Warrants through an alternative cashless exercise option, and the Company issued a total of 674,954 Class A ordinary shares (the “Additional November 2024 Warrant Shares”) on April 30, 2025. The Additional November 2024 Warrant Shares are registered under the Form F-1 (File No. 333-283609) initially filed by the Company on December 4, 2024 and declared effective on January 27, 2025. As a result of such issuance, the Company has 19,378,445 Class A ordinary shares and 3,723,975 Class B ordinary shares outstanding as of May 1, 2025.

On June 9, 2025, Global Mofy HK made a cash payment of $201,000 to complete the Wetruck Investment.

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

As of the date of this annual report, our operations are run in compliance with the all PRC regulations disclosed above.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Global Mofy HK Limited	Hong Kong SAR
GMM Discovery LLC	State of Delaware
Eaglepoint AI Inc	State of Delaware
Mofy Metaverse (Beijing) Technology Co., Ltd.	People’s Republic of China
Gauss Intelligence (Beijing) Technology Co., Ltd.	People’s Republic of China
Global Mofy (Beijing) Technology Co., Ltd.	People’s Republic of China
Anji Century Mofy Education Consulting Co., Ltd.	People’s Republic of China
Kuyu Intelligent Technology (Anji) Co., Ltd.	People’s Republic of China
Shanghai Mo Ying Fei Huan Technology Co., Ltd.	People’s Republic of China
Kashi Mofy Interactive Digital Technology Co., Ltd.	People’s Republic of China
Xi’an Digital Cloud Technology Co., Ltd.	People’s Republic of China
Mofy (Beijing) Film Technology Co., Ltd.	People’s Republic of China
Global Mofy (Beijing) Technology Co., Ltd.	State of California
Zhejiang Mofy Metaverse Technology Co., Ltd.	People’s Republic of China
Global Mofy (Lianyungang) Technology Co., Ltd.	People’s Republic of China
Mo Fei Xiao Xi (Lingshui) Culture Co., Ltd.	People’s Republic of China

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Our operating office is located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, which covers an area of 1962.14 square meters. Global Mofy China leased the office for three years starting from September 18, 2023. The rent is RMB 266,360 per month (approximately US$36,675), payable every three months. In April 2025, Zhejiang Mofy Metaverse Technology Co., Ltd. entered into a lease agreement for our operating office in eastern China, located at Building 4, Units 203-204, “Two Mountains” Technology Angel Industrial Park, Anji County, Huzhou, Zhejiang Province, People’s Republic of China, with a lease term of one year from April 30, 2025 to April 29, 2026.

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

Trademarks

Global Mofy China owns the following 5 registered trademarks.

No.	Trademark name	Application/ registration number	Application date	Application category	Trademark status
1	Mo Fei Shi Xiao (literally the Mofy Visual Effects)	56144678	May 18, 2021	Class 40	Registered
2	Mo Fei Ying Ye (literally the Mofy Movie Group)	56167214	May 18, 2021	Class 41	Registered
3	Huan Qiu Mo Fei (literally the Global Mofy)	64536301	January 21, 2023	Class 41	Registered
4	GAUSSPEED Gao Si Guang Nian	78288035	April 28, 2024	Class 35	Registered
5	GAUSSPEED Gao Si Guang Nian	78303620	April 28, 2024	Class 41	Registered

Copyrights

Works copyright

No.	Works name	Registration number	Completion date of works	Registration date	Registration category	Copyright owner
1	Wu Gen Zhi Guo (literally the Rootless Country)	GZDZ-2018-A-00624455	July 20, 2018	September 25, 2018	Written Works	Global Mofy (Beijing) Technology Co., Limited
2	Ba Luo Tu (literally the Barlow Rabbit)	GZDZ-2021-F-00176083	January 27, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
3	Cai Hong Shou (literally the Rainbow Beast)	GZDZ-2021-F-00176086	November 26, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
4	Chou Chou Mei (literally the Less Good-looking But Cute Girl)	GZDZ-2021-F-00176084	January 19, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
5	Chou Chou Wa (literally the Less Good-looking But Cute Baby)	GZDZ-2021-F-00176085	January 16, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
6	Guan Jun Zhi Lu (literally the Road of Champion)	QZDZ-2021-F-00349474	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
7	Jian Bao Jin Tong (literally the Golden Pupils for Identifying Treasures)	QZDZ-2021-F-00349234	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
8	Jin Yi Wei Mi Dang (literally the Secret Files of Royal Guards)	QZDZ-2021-F-00348994	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
9	Ling Dang (literally the Small Bells)	GZDZ-2021-F-00176081	January 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
10	Ru Lian Shi Tui Li Shi Jian Bu (literally the Mortician’s Reasoning Event Book)	QZDZ-2021-F-00348995	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
11	Wan Zi (literally the Meatballs)	GZDZ-2021-F-00176082	August 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
12	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010206	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
13	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010207	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
14	Zui Hou Yi Ge Shou Shan Ren (literally the Last Mountain Guard)	QZDZ-2021-F-00349235	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited

Software copyright

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
1	Global Mofy Maya Assets Batch Importing Plug-in System	V1.3	Global Mofy Maya Assets Batch Importing Plug-ins	2019SR1042371	October 14, 2019	RZDZ No. 4463128	Global Mofy (Beijing) Technology Co., Limited
2	Global Mofy Batch Renaming Software	V1.4	Global Mofy Batch Renaming	2019SR1036780	October 12, 2019	RZDZ No. 4457537	Global Mofy (Beijing) Technology Co., Limited
3	Global Mofy Management System for Project Working Time	V1.17	Global Mofy Project Working Time System	2019SR1034394	10/12/2019	RZDZ No. 4455151	Global Mofy (Beijing) Technology Co., Limited
4	Global Mofy 3dsMax Plug-in System for Polygon Conversion	V1.54	Global Mofy 3dsMax Plug-ins for Polygon Conversion	2019SR1034386	10/12/2019	RZDZ No. 4455143	Global Mofy (Beijing) Technology Co., Limited
5	Global Mofy 3dsMax Plug-in System for Batch Rendering	V1.12	Global Mofy 3dsMax Plug-ins for Batch Rendering	2019SR1029565	October 11, 2019	RZDZ No. 4450322	Global Mofy (Beijing) Technology Co., Limited
6	Network Technology System for Digital Vision	V1.0	-	2019SR0891875	8/27/2019	RZDZ No. 4312632	Global Mofy (Beijing) Technology Co., Limited
7	Global Mofy AI Visual Effect Platform	V1.0	-	2019SR0891498	August 27, 2019	RZDZ No. 4312255	Global Mofy (Beijing) Technology Co., Limited
8	Digital IP Image Storage System	V1.0	-	2019SR0891684	8/27/2019	RZDZ No. 4312441	Global Mofy (Beijing) Technology Co., Limited
9	Network Cloud Platform Based on AI We-media Resources	V1.0	-	2019SR0891876	8/27/2019	RZDZ No. 431233	Global Mofy (Beijing) Technology Co., Limited
10	Global Mofy Nuke Management System for Default Values of Node Attributes	V1.0	Global Mofy Nuke Management Tool for Default Values of Nodes	2019SR0824052	August 8, 2019	RZDZ No. 4244809	Global Mofy (Beijing) Technology Co., Limited
11	Global Mofy Nuke Plug-in System for Grid Effect Generation	V1.0	Global Mofy Nuke Plug-ins for Grid Effect Generation	2019SR0824061	8/8/2019	RZDZ No. 4244818	Global Mofy (Beijing) Technology Co., Limited
12	Global Mofy Nuke Plug-in System for Pixel Analysis	V1.0	Global Mofy Nuke Pixel Analysis Plug-ins	2019SR0824045	August 8, 2019	RZDZ No. 4244802	Global Mofy (Beijing) Technology Co., Limited
13	Global Mofy Nuke Batch Modification System for Node Attribute	V1.0	Global Mofy Nuke Batch Modification Tools for Attributes	2019SR0824707	8/8/2019	RZDZ No. 4245464	Global Mofy (Beijing) Technology Co., Limited

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
14	Global Mofy Nuke Plug-in System for Lens Halo	V1.0	Global Mofy Nuke Lens Halo Plug-ins	2019SR0797783	August 1, 2019	RZDZ No. 4218540	Global Mofy (Beijing) Technology Co., Limited
15	Global Mofy Nuke Project Management System	V1.0	Global Mofy Nuke Project Management	2019SR0797113	July 31, 2019	RZDZ No. 4217870	Global Mofy (Beijing) Technology Co., Limited
16	Global Mofy Nuke 2D Lighting Plug-in System	V1.0	Global Mofy Nuke 2D Lighting Plug-ins	2019SR0797404	7/31/2019	RZDZ No. 4218161	Global Mofy (Beijing) Technology Co., Limited
17	Global Mofy Nuke Plug-in System for Batch Rendering	V1.0	Global Mofy Nuke Batch Rendering Plug-ins	2019SR0797267	7/31/2019	RZDZ No. 4218024	Global Mofy (Beijing) Technology Co., Limited
18	Virtual Test Management Software	V1.0	-	2022SR1626810	12/29/2022	RZDZ No. 10581009	Global Mofy (Beijing) Technology Co., Limited
19	Virtual Operation Control System	V1.0	-	2022SR1626811	12/29/2022	RZDZ No. 10581010	Global Mofy (Beijing) Technology Co., Limited
20	Virtual Port Settings Software	V1.0	-	2022SR1626812	12/29/2022	RZDZ No. 10581011	Global Mofy (Beijing) Technology Co., Limited
21	Virtual Communication Access Software	V1.0	-	2022SR1619059	12/28/2022	RZDZ No. 10573258	Global Mofy (Beijing) Technology Co., Limited
22	Virtual Portal System	V1.0	-	2022SR1619058	12/28/2022	RZDZ No. 10573257	Global Mofy (Beijing) Technology Co., Limited
23	Virtual Platform Business Management System	V1.0	-	2022SR1614036	12/26/2022	RZDZ No. 10568235	Global Mofy (Beijing) Technology Co., Limited
24	Virtual Data Collection Management Software	V1.0	-	2022SR1614035	12/26/2022	RZDZ No. 10568234	Global Mofy (Beijing) Technology Co., Limited
25	Virtual Database Backup System	V1.0	-	2022SR1626813	12/29/2022	RZDZ No. 10581012	Global Mofy (Beijing) Technology Co., Limited
26	Virtual Asset Identification and Analysis Software	V1.0	-	2022SR1626952	12/29/2022	RZDZ No. 10581151	Global Mofy (Beijing) Technology Co., Limited
27	Virtual Asset Parameter Optimization Software	V1.0	-	2022SR1557543	11/22/2022	RZDZ No. 10511742	Global Mofy (Beijing) Technology Co., Limited
28	Virtual Asset Correction Software	V1.0	-	2022SR1517798	11/16/2022	RZDZ No. 10471997	Global Mofy (Beijing) Technology Co., Limited
29	Virtual Asset Visualization Ending System	V1.0	-	2022SR1517745	11/16/2022	RZDZ No. 10471944	Global Mofy (Beijing) Technology Co., Limited
30	Virtual Asset Conversion Software	V1.0	-	2022SR1520771	11/17/2022	RZDZ No. 10474970	Global Mofy (Beijing) Technology Co., Limited
31	Modular Building Editable Tool Platform	V1.0	-	2024SR1221506	8/11/2024	RZDZ No. 13625379	Global Mofy (Beijing) Technology Co., Limited

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
32	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	V1.13	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	2019SR1435524	December 26, 2019	RZDZ No. 4856281	Xi’an Digital Cloud Library Technology Co., Ltd.
33	Digital Cloud Library 3dsMax Quick Rendering Plug-in System	V1.13	Digital Cloud Library 3dsMax Quick Rendering Plug-ins	2019SR1436175	12/26/2019	RZDZ No. 4856932	Xi’an Digital Cloud Library Technology Co., Ltd.
34	Digital Cloud Library Maya Plug-in System for Camera Distance Materials	V1.1	Digital Cloud Library Maya Camera Distance Materials	2019SR1439640	12/26/2019	RZDZ No. 4860397	Xi’an Digital Cloud Library Technology Co., Ltd.
35	Digital Cloud Library Maya View Watermark Plug-in System	V1.2	Digital Cloud Library Maya View Watermark Nodes	2019SR1437211	12/26/2019	RZDZ No. 4857968	Xi’an Digital Cloud Library Technology Co., Ltd.
36	Digital Cloud Library 3dsMax Vertex Light Plug-in System	V1.104	Digital Cloud Library 3dsMax Vertex Light Plug-ins	2019SR1437204	July 19, 2019	RZDZ No. 4857961	Xi’an Digital Cloud Library Technology Co., Ltd.
37	Material Surface Defect Recognition System	V1.0	Material Surface Defect Recognition System	2024SR1796351	11/15/2024	RZDZ No. 14200224	Zhejiang Mofy Metaverse Technology Co., Ltd.
38	Dynamic Keyframe Split-Screen Creative Tool Software	V1.0	Dynamic Keyframe Split-Screen Creative Tool Software	2024SR1796376	11/15/2024	RZDZ No. 14200249	Zhejiang Mofy Metaverse Technology Co., Ltd.
39	Comprehensive 3D Model Asset Management System	V1.0	Comprehensive 3D Model Asset Management System	2024SR1795311	11/13/2024	RZDZ No. 14169184	Zhejiang Mofy Metaverse Technology Co., Ltd.
40	3D Asset Comprehensive Management Platform	V1.0	3D Asset Comprehensive Management Platform	2024SR1765358	11/13/2024	RZDZ No. 14169231	Zhejiang Mofy Metaverse Technology Co., Ltd.
41	Real-time Image Distortion Correction Software	V1.0	Real-time Image Distortion Correction Software	2024SR1796437	11/15/2024	RZDZ No. 14200310	Zhejiang Mofy Metaverse Technology Co., Ltd.
42	Real-time Color Change Tracking and Analysis Software	V1.0	Real-time Color Change Tracking and Analysis Software	2024SR1765317	11/13/2024	RZDZ No. 14169190	Zhejiang Mofy Metaverse Technology Co., Ltd.
43	Real-time Rendering Efficiency Enhancement Software	V1.0	Real-time Rendering Efficiency Enhancement Software	2024SR1095747	07/31/2024	RZDZ No. 13499620	Zhejiang Mofy Metaverse Technology Co., Ltd.
44	Video Quality Monitoring and Correction System	V1.0	Video Quality Monitoring and Correction System	2024SR1765315	11/13/2024	RZDZ No. 14169188	Zhejiang Mofy Metaverse Technology Co., Ltd.
45	Automated Image Perspective Correction Tool Software	V1.0	Automated Image Perspective Correction Tool Software	2024SR1765316	11/13/2024	RZDZ No. 14169189	Zhejiang Mofy Metaverse Technology Co., Ltd.

Domain

Global Mofy China has the right to use the following domain registration issued in the PRC:

Number	Domain Name	Owner
1	globalmofy.cn	Global Mofy (Beijing) Technology Co., Limited

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

Key Components of Results of Operations

Comparison of Results of Operations for the Years Ended September 30, 2025 and 2024

The following table summarizes our results of operations for the years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$55,941,283	100.0%	$41,360,953	100%	$14,580,330	35.3%
Cost of revenues	(33,430,822)	(59.8)%	(20,556,763)	(49.7)%	(12,874,059)	62.6%
Gross profit	22,510,461	40.2%	20,804,190	50.3%	1,706,271	8.2%

Operating expenses:
Selling expenses	(883,215)	(1.6)%	(1,107,215)	(2.7)%	224,000	(20.2)%
General and administrative expenses	(10,678,289)	(19.1)%	(5,425,015)	(13.1)%	(5,253,274)	96.8%
Research and development expenses	(7,945,137)	(14.2)%	(7,448,583)	(18.0)%	(496,554)	6.7%
Total operating expenses	(19,506,641)	(34.9)%	(13,980,813)	(33.8)%	(5,525,828)	39.5%
			-
Income from operations	3,003,820	5.3%	6,823,377	16.5%	(3,819,557)	(56.0)%

Other (expenses) income:
Interest income	92,857	0.2%	208,647	0.5%	(115,790)	(55.5)%
Interest expenses	(195,265)	(0.3)%	(195,331)	(0.5)%	66	0.0%
Issuance costs allocated to warrant liability	(30,319)	(0.1)%	(823,846)	(2.0)%	793,527	(96.3)%
Change in fair value of warrant liability	(4,203,405)	(7.5)%	6,827,034	16.5%	(11,030,439)	(161.6)%
Gain on extinguishment of warrant liability	5,002,010	8.9%	—	—	5,002,010	100%
Loss on issuance of warrant liability	(22,339,159)	(39.9)%	—	—	(22,339,159)	(100)%
Other income, net	30,214	0.1%	144,819	0.4%	(114,605)	(79.1)%
Total other (expense) income, net	(21,643,067)	(38.6)%	6,161,323	14.9%	(27,804,390)	(451.3)%

(Loss) income before income taxes	(18,639,247)	(33.3)%	12,984,700	31.4%	(31,623,947)	(243.5)%
Income taxes expense	(663,238)	(1.2)%	(847,448)	(2.0)%	184,210	(21.7)%
Net (loss) income	(19,302,485)	(34.5)%	12,137,252	29.3%	(31,439,737)	(259.0)%

Revenue

We generate revenue primarily through virtual tesschnology service and digital asset development. Total revenues increased by $14.5 million or 35.3%, from $41.4 million for the year ended September 30, 2024, to $55.9 million for the year ended September 30, 2025. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$33,113,913	59.2%	$20,900,022	50.5%	$12,213,891	58.4%
Digital asset development and others	22,827,370	40.8%	20,460,931	49.5%	2,366,439	11.6%
Total	$55,941,283	100.0%	$41,360,953	100%	$14,580,330	35.3%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 59.2% and 50.5% of total revenues for the years ended September 30, 2025 and 2024, respectively. Revenues from virtual technology service increased by $12.2 million, or 58.4% from $20.9 million for the year ended September 30, 2024, to $33.1million for the year ended September 30, 2025. Such increase was mainly driven by the prosperity of the movie and TV industries boomed in China in recently two years, which led to an increase in the revenue contribution of movies and TV series projects. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and the company’s current reputation has led to existing clients continuing to cooperate with us, while also attracting new clients.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 40.8% and 49.5% of total revenues for the years ended September 30, 2025 and 2024, respectively. Revenues from digital assets development and others increased by $2.4 million from $20.4 million for the year ended September 30, 2024, to $22.8 million for the year ended September 30, 2025. The significant increase can primarily be attributed to the surging popularity of the metaverse concept, along with our astute business strategies. We have been continuously expanding the development of new digital assets and placing a greater emphasis on the higher margin business segment. Additionally, to cater to the diverse and evolving demands of our customers, we have been steadily augmenting the quantity of digital assets. Through the establishment of copyright licensing agreements, we confer production rights, adaptation rights, and sublicense rights of both licensed copyrights and digital assets upon entertainment production enterprises. As our company’s standing and prestige have risen, without any alterations to our existing business operations, we have managed to draw in new clientele, thereby fueling the growth of our digital asset - related business revenues. Looking ahead, we are committed to allocating even more resources to this particular business line, and it is anticipated that the share of digital asset development in the overall revenues will experience a further upward trajectory.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $12.8 million or 62.6%, from $20.6 million for the year ended September 30, 2024, to $33.4 million for the year ended September 30, 2025. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended September 30, 2025 and 2024:

	For the Years Ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$21,034,549	62.9%	$15,112,126	73.5%	$5,922,423	39.2%
Digital asset development and others	12,396,273	37.1%	5,444,637	26.5%	6,951,636	127.7%
Total	$33,430,822	100%	$20,556,763	100%	$12,874,059	62.6%

Cost of revenues for virtual technology service increased by $5.9 million, or 39.2%, from $15.1 million for the year ended September 30, 2024 to $21.0 million for the year ended September 30, 2025. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues varied in accordance with different projects.

Cost of revenues for digital asset development and others increased by $7.0 million, or 127.7%, from $5.4 million for the year ended September 30, 2024 to $12.4 million for the year ended September 30, 2025. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights and digital assets and out-sourced production and development services. The increase in cost of revenues was mainly due to the company’s business scale increases, it has increased investment in digital asset costs.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit increased by $1.7 million, or 8.2% from $20.8 million for the year ended September 30, 2024 to $22.5 million for the year ended September 30, 2025. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the years ended September 30, 2025 and 2024:

	For the Years Ended September 30,
	2025		2024		Variance
	Gross profit	GM%	Gross profit	GM%	Amount	%
Virtual technology service	$12,079,364	36.5%	$5,787,896	27.7%	$6,291,468	108.7%
Digital asset development and others	10,431,097	45.7%	15,016,294	73.4%	(4,585,197)	(30.5)%
Total	$22,510,461	40.2%	$20,804,190	50.3%	$1,706,271	8.2%

The gross margin decreased from 50.3% for the year ended September 30, 2024 to 40.2% for the year ended September 30, 2025, which was mainly because that (i) the gross profits margin for virtual technology services increased from 27.7% for the years ended September 30, 2024 to 36.5% for the years ended September 30, 2025. Gross margin varied in accordance with different projects. The decrease in gross margin for virtual technology services is primarily due to the corresponding increase in labor costs and outsourcing costs.; (ii) the gross profits margin for digital asset development business and others was 45.7% for the year ended September 30, 2025. The margin of digital asset development and others are normally higher than our traditional virtual technology services. The decrease in gross margin of this business line is primarily because the company has increased investment in digital asset costs.

Operating Expenses

Operating expenses increased by $5.5 million, or 39.5%, from $14.0 million for the year ended September 30, 2024, to $19.5 million for the year ended September 30, 2025. The change was primarily caused by the decrease of $0.2 million in selling expenses, an increase of $5.2 million in general and administrative expenses, and an increase of $0.5 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel, travel and entertainment expenses and related office expenses. Selling expenses decreased by $0.2 million, or 20.2%, from $1.1 million for the year ended September 30, 2024 to $0.9 million for the year ended September 30, 2025. Due to industry characteristic, our customer acquisition mainly relies on accumulated reputation in industry and internal recommendations, and there is no direct correlation between selling expenses and revenue growth. The decrease was mainly due to a reduction of $1.0 million in commission expenses and an increase in share-based compensation by $0.8 million. Selling expenses represent 1.6% and 2.7% of total revenues for the years ended September 30, 2025 and 2024, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, share-based compensation expenses, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $5.3 million, or 96.8%, from $5.4 million for the year ended September 30, 2024 to $10.7 million for the year ended September 30, 2025. The increase was mainly due to increase of share-based compensation expense by $5.1 million, the decrease of consulting service fees by $1.7 million and the increase of provision for doubtful accounts by $2.3 million. General and administrative expenses represent 19.1% and 13.1% of total revenues for the years ended September 30, 2025 and 2024, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, share-based compensation expenses, allocated overhead, outsourced development expenses. Research and development expenses increased by $0.5 million, or 6.7%, from $7.4 million for the year ended September 30, 2024 to $7.9 million for the year ended September 30, 2025. Such increase was mainly due to a decrease of $1.1 million in equity incentive costs and an increase of $1.2 million in technical service fees in the current fiscal year.

Interest income

Interest income primarily arises from the bank deposits. Interest income decreased by $115,790, or 55.5%, to $92,857 for the year ended September 30, 2025, from $208,647 for the year ended September 30, 2024. The decrease in interest income is mainly due to the recovery of all loans issued by the Company.

Interest expenses

Interest expenses primarily arise from bank loans. Interest expenses decreased by $66, or 0.1%, to $195,265 for the year ended September 30, 2025, from $195,331 for the year ended September 30, 2024.

Issuance costs allocated to warrant liability

The decrease in issuance costs allocated to warrant liability is due to the company’s reduction in related financing during the current fiscal year.

Change in fair value of warrant liability

The change in fair value of warrant liability is due to fluctuations in the fair value of warrants issued by the Company. For the year ended September 30, 2025 and 2024, the fair value changes of these warrants were a loss of $4.20 million and a gain of $6.83 million, respectively.

Gain on extinguishment of warrant Liability

The increase in gain on extinguishment of warrant liability is due to the warrants issued by the company on April 22, 2025, some holders waived their right to exercise the warrants, and the total fair value of these waived warrants is $5.0 million.

Loss on issuance of warrant liability

The increase in loss on issuance of warrant liability is due to the Company issued shares with warrants in the current fiscal year, and the fair value of the warrant liabilities is higher than the investment amount received. For the year ended September 30, 2025 and 2024, the loss on issuance of warrant liability were $22.34 million and $nil, respectively.

Other income, net

Other income mainly comes from rental income, non-operating income and non-operating expenses. Other income, net decreased by $114,605, or 79.1%, to $30,214 for the year ended September 30, 2025, from $144,819 for the year ended September 30, 2024, which was mainly due to the decrease in rental income caused by subletting.

Income tax expense

We recorded an income tax expense of $0.7 million for the year ended September 30, 2025, compared to an income tax expense of $0.8 million for the year ended September 30, 2024, due to the company’s income tax expense has mainly focused on Zhejiang Mofy, which has enjoyed an income tax incentive this year with a tax rate of 5%.

Net Income

As a result of the foregoing, we recorded a net loss of $19.3 million for the year ended September 30, 2025, as compared to a net income of $12.1 million for the year ended September 30, 2024.

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

Revenue

We generate revenue primarily through virtual technology service and digital asset development. Total revenues increased by $14.47 million or 53.8%, from $26.9 million for the year ended September 30, 2023, to $41.4 million for the year ended September 30, 2024. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$20,900,022	50.5%	$15,382,324	57.2%	$5,526,607	35.9%
Digital asset development and others	20,460,931	49.5%	11,507,587	42.8%	8,944,435	77.8%
Total	$41,360,953	100.0%	$26,889,911	100.0%	$14,471,042	53.8%

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

	For the Years Ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$15,112,126	73.5%	$9,616,594	77.8%	$5,495,532	57.1%
Digital asset development and others	5,444,637	26.5%	2,741,340	22.2%	2,703,297	98.6%
Total	$20,556,763	100.0%	$12,357,934	100.0%	$8,198,829	66.3%

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

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, funding from public offerings, if necessary, to ensure sufficient working capital. As of September 30, 2025, we had cash in the amount of $4.2 million and a total working capital of $1.5 million. As of September 30, 2025, we had accounts receivable of $2.6 million, a total of $1.5 million, or 47.2% of such accounts receivable balance has been collected as of the date of this report. As of September 30, 2025, we had bank loans of $3.4 million; management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In November 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) accompanying warrants of 10,000,000 shares to several accredited investors. The purchase price for each ordinary share and two warrants is $0.5. The net proceeds of $2.42 million were received in October and November, 2024, respectively. On April 22, 2025, the Company issued and sold  2,030,460 Class A Ordinary Shares accompanying warrants of 2,030,460 shares to several accredited investors. The net proceeds of $4 million were received on April 30, 2025.

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

Cash Flows Analysis

For the Years Ended September 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2025	2024
Net cash provided by operating activities	$22,110,019	$18,108,698
Net cash used in investing activities	(33,428,167)	(34,699,459)
Net cash provided by financing activities	4,568,408	16,922,098
Effect of foreign exchange rate on cash	(146,087)	299,643
Net (decrease) increase in cash	(6,895,828)	630,980
Cash and restricted cash at the beginning of the year	11,068,560	10,437,580
Cash and restricted cash at the end of the year	$4,172,732	$11,068,560

Operating Activities

Net cash provided by operating activities was $22.1 million for the year ended September 30, 2025, mainly derived from (i) a net loss of $19.30 million adjusted for non-cash depreciation and amortization of $11.9 million, credit losses and allowance for doubtful accounts of $3.3 million, change in fair value of warrant liability of $4.2 million, equity-settled share based payments of $8.5 million, gain on extinguishment of warrant Liability of $5.0 million and loss on issuance of warrant liability of $22.34 million; (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of $0.7 million; (b) an increase in advances from customers $2.9 million due to business growth; (c) an increase in tax payable $0.6 million; (d) an increase in accounts payable of $0.6 million; (e) an increase in advance to vendors of $7.3 million mainly for outsourced digital assets, which is in consistent with our business strategy of expanding the new digital asset development and contribute more resources in this business line. We expect to utilize these prepayments before the mid-year of 2026.

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

Investing Activities

Net cash used in investing activities amounted to $33.4 million for the year ended September 30, 2025, primarily consisting of purchases of long-term investments $0.2 million, purchase of intangible assets of $33.2 million.

Net cash used in investing activities amounted to $34.7 million for the year ended September 30, 2024, primarily consisting of purchases of long-term investments $0.3 million, purchase of intangible assets of $36.6 million, loans to third parties $15.3 million, collection of loans to third parties $16.7million and cash received from investment recovery $0.8 million.

Financing Activities

Net cash provided by financing activities amounted to $4.6 million for the year ended September 30, 2025, primarily consisting of net proceeds from issuance of ordinary shares of $6.5 million and proceeds from bank loans of $4.0 million, partially offset by repayments of bank loans of $6.0 million.

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

Contractual Obligations

As of September 30, 2025 our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Short-term bank loans	$3,365,077	$3,365,077	$—	$—	$—
Loans from third parties	$23,177	$—	$23,177	$—	$—
Operating Lease Obligations	318,392	318,392	—	—	—
Total	$3,706,646	$3,683,469	$23,177	$—	$—

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

Non-GAAP Financial Measures

We are providing supplemental financial measures for non-GAAP net income from operations that excludes the impact of share-based compensation expense, change in fair value of warrant liability, gain on extinguishment of warrant liability and loss on issuance of warrant liability. This supplemental financial measure is not measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

We believe that this non-GAAP financial measure is also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. For example, we expect that share-based compensation expense, which is excluded from non-GAAP financial measures, will continue to be a significant recurring expense over the coming years and is an important part of the compensation provided to certain employees, officers, and consultants. We will also exclude changes related to the issuance of warrants from non-GAAP financial measures. Since we may still issue warrants, such income or losses may still occur in future periods. Our non-GAAP financial measure is not meant to be considered in isolation and should be read only in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Financial Statements to understand, manage, and evaluate our business performance and use the non-GAAP financial measure only supplementally.

The following is a reconciliation of our non-GAAP net (loss) income for the years ended September 30, 2025, 2024 and 2023 respectively, which excludes the impact of (i) share-based compensation expense, (ii) change in fair value of warrant liability, (iii) gain on extinguishment of warrant liability and (iv) loss on issuance of warrant liability:

	For the year ended September 30,
	2025	2024	2023
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(19,302,485)	$12,137,252	$6,551,259
Share-based compensation expense	8,525,033	3,825,000	—
Change in fair value of warrant liability	4,203,405	(6,827,034)	—
Gain on extinguishment of warrant liability	(5,002,010)	—	—
Loss on issuance of warrant liability	22,339,159	—	—
Non-GAAP net income	$10,763,102	$9,135,218	$6,551,259

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Haogang Yang	35	Chief Executive Officer, Director, Chairman of the Board
Chen Chen	38	Chief Financial Officer, Director
Wenjun Jiang	40	Chief Technology Officer
Nan Zhang	41	Chief Marketing Officer
Jie Zhang(1)(2)(3)	46	Independent Director, Chair of Audit Committee
Rui Dong(1)(2)(3)	32	Independent Director, Chair of Nominating Committee
Xiaohong Qi(1)(2)(3)	50	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Nan Zhang, Chief Marketing Officer

Mr. Nan Zhang was appointed at the Chief Marketing Officer of the Company on April 24, 2025. Mr. Nan Zhang has over 10 years of experience in business development and marketing. Since March 2021, he has served as the Director of Business Development and Chief Marketing Officer of Global Mofy (Beijing) Technology Co., Ltd., our wholly-owned subsidiary, where he is responsible for overseeing the company’s commercial strategy and key partnerships. From September 2014 to December 2020, Mr. Zhang was the Director of Business Development at Hangzhou Shixingren Film & TV Technology Co., Ltd., where he led the negotiation, execution, and management of all virtual technology-related business projects. From September 2007 to January 2010, he worked as a program director at the Cruise Travel Channel of Southern Media Group, where he was responsible for program planning and production. Mr. Zhang graduated in 2007 from the School of Journalism and Communication of Guangzhou University with a bachelor’s degree in Broadcasting.

Jie Zhang, Independent Director, Chair of Audit Committee

Ms. Jie Zhang has served as the Head of Equity Investment at Yutai Lanshi (Beijing) Equity Investment Fund Management Co., Ltd. since January 2022. From August 2020 to January 2022, she served as a Senior Vice President at CITIC Asset Management Company (Zhongren Changying Investment Management (Beijing) Co., Ltd.), where she was mainly responsible for fund management and investment strategy. From November 2018 to July 2020, Ms. Zhang worked as a Senior Manager in the Overseas M&A Department at InterChina Consulting Beijing Representative Office, focusing on cross-border mergers and acquisitions projects. From June 2014 to October 2018, she served as an Accountant at ShineWing Certified Public Accountants. From November 2011 to May 2014, she worked in the Finance Department at the Beijing Representative Office of Baker & McKenzie. Ms. Zhang earned her Master’s degree in Applied Finance from Macquarie University in Australia and her Bachelor’s degree in Accounting from the Capital University of Economics and Business.

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

On April 24, 2025, the Company entered into an employment agreement (collectively, the “Employment Agreements”) with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”). Pursuant to the Employment Agreements, each of the Officers will receive an annual cash and equity-based compensation. For the Officers’ services during the fiscal year ended September 30, 2024, the Officers shall receive an aggregate of 2,875,772 Class B Ordinary Shares (the “Shares”). The Company issued the Shares on April 30, 2025. The Officers shall be eligible to receive performance-based equity compensation in the form of Class B Ordinary Shares pursuant to the milestones as set forth in the Employment Agreements.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2025, we paid an aggregate of RMB1,983,655 (approximately US$278,799), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors.  For the fiscal year ended September 30, 2024, we paid an aggregate of RMB1,263,947(approximately US$173,160), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended September 30, 2023, we paid an aggregate of RMB960,000 (approximately US$148,000), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to any rules of Nasdaq and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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

Audit Committee. Our audit committee consists of Jie Zhang, Rui Dong, and Xiaohong Qi, and is chaired by Jie Zhang. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Jie Zhang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jie Zhang, Rui Dong, and Xiaohong Qi, and is chaired by Xiaohong Qi. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jie Zhang, Rui Dong, and Xiaohong Qi, and is chaired by Rui Dong. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

6.D. Employees

As of the date of this annual report, September 30, 2025, and September 30, 2024, we have 50, and 47 full-time employees, respectively, in the following departments:

Departments	As of the date of this annual report	As of September 30, 2025	As of September 30, 2024
Management and Administration Department	18	18	18
Operation and Commerce Department	3	3	3
R & D Department - Mofy Lab	15	15	15
R & D Department - Others	54	54	11
Total	90	90	47

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

The calculations in the table below are based on 45,844,079 Class A Ordinary Shares and 3,723,975 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Haogang Yang, Chief Executive Officer, Director, Chairman of the Board(1)	-	-	2,897,805	77.82%	48.17%
Chen Chen, Chief Financial Officer, Director	-	-	-	-	-
Wenjun Jiang Chief Technology Officer(2)	-	-	515,466	13.84%	8.57%
Qing Li, Chief Operating Officer	-	-	-	-	-
Nan Zhang, Chief Marketing Officer(5)	-	-	310,704	8.34%	5.16%
Jie Zhang, Independent Director, Chair of Audit Committee	-	-	-	-	-
Rui Dong, Independent Director, Chair of Nominating Committee	-	-	-	-	-
Xiaohong Qi, Independent Director, Chair of Compensation Committee	-	-	-	-	-
All executive officers and directors as a group (7 persons)	-	-	3,723,975	100%	61.90%

5% or Greater Shareholders
James Yang Mofy Limited(3)	-	-	2,777,195	74.58%	46.16%
New Jiang Wen Jun Limited			515,466	13.84%	8.57%
New JOLENE&R L.P.(4)	-	-	120,610	3.24%	2.00%

(1)	Haogang Yang beneficially owns 2,777,195 Class B Ordinary Shares in total through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control over the 120,610 Class B Ordinary Shares and through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Mr. Yang holds 75% interest and has voting and dispositive control to the 120,610 Class B Ordinary Shares.

(2)	Wenjun Jiang beneficially owns 515,466 Class B Ordinary Shares indirectly through New Jiang Wen Jun Limited, a company incorporated under the laws of the BVI and of which Ms. Jiang has voting and dispositive control.

(3)	Haogang Yang beneficially owns the 2,777,195Class B Ordinary Shares indirectly through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control.

(4)	Haogang Yang, Nan Zhang, Qing Li, and Jing Huang beneficially own the 120,610 Class B Ordinary Shares indirectly through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Haogang Yang holds 75% interest and has voting and dispositive control to the 120,610 Class B Ordinary Shares.

(5)	Nan Zhang beneficially own the 310,704 Class B Ordinary Shares directly and has voting and dispositive control to the 310,704 Class B Ordinary Shares.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Haogang Yang	Director of the Company
Mori Enterprise Management (Beijing) Partnership	Controlled by Mr. Haogang Yang
Qi Fei Shanghai Technology Co., Ltd.	Controlled by Mr. Haogang Yang
Mr. Chen Chen	CFO of the Company

Balances with related parties

As of September 30, 2025 and 2024, the balances with related parties were as follows:

	As of September 30,
	2025	2024	2023
	US	US$	US$
Due to a related party
Mr. Haogang Yang	$22,846	$50,380	—

Due from related parties
Mori Enterprise Management (Beijing) Partnership	$140	$142	—
Qi Fei Shanghai Technology Co., Ltd.	19,244	19,523	—
Mr. Chen Chen	6,949	—	—
Total	26,333	19,665	—

(a)	As of September 30, 2025, the balance of Mr. Haogang Yang showed that the amount of payroll payables was $22,846 (RMB 162,644).

As of September 30, 2024, the balance of Mr. Haogang Yang showed that the amount for reimbursement of expenses was $30,213 (RMB 212,023), and the amount of payroll payables was $20,167 (RMB 141,520).

(b)	As of September 30, 2025, the balance of Mori Enterprise Management (Beijing) Partnership $140 (RMB 1,000) and Qi Fei Shanghai Technology Co., Ltd. $19,244 (RMB 137,000) represented interest-free loan for working capital purpose, the balance of Mr. Chen Chen showed that the amount of the petty cash is $6,949 (RMB 49,464).

As of September 30, 2024, the balance of Mori Enterprise Management (Beijing) Partnership $142 (RMB 1,000) and Qi Fei Shanghai Technology Co., Ltd. $19,523 (RMB 137,000) represented interest-free loan for working capital purpose.

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

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our fourth amended and restated memorandum and articles of association  and the Companies Act (as amended), insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares. They do not purport to be complete. Reference is made to our fourth amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

The authorized share capital of the Company is $1,020,000 divided into 30,000,000,000 Class A Ordinary Shares with a par value of $0.00003 per share and 4,000,000,000 Class B Ordinary Shares with a par value of $0.00003 per share, of which 45,844,079 Class A Ordinary Shares and 3,723,975 Class B Ordinary Shares are outstanding as of the date of this report. Subject to the provisions of the Cayman Islands Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

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

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination; and

(d)

sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided.

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

At least five (5) clear days’ notice of an annual general meeting or any other general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

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

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same time and place seven (7) days hence, or to such other time or place as is determined by the directors, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

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

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

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

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to any rules of Nasdaq and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%  for each of the years ended September 30, 2025 and 2024.

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

Private Placement

On November 6, 2024, the Company issued (i) 333,335 Class A Ordinary Shares, par value $0.00003 per share and (ii) warrants to purchase an aggregate of 19,801,985 Class A Ordinary Shares (the “November 2024 Warrants”) pursuant to certain Securities Purchase Agreement, as amended on October 31, 2024 with several investors (the “November 2024 Purchasers”) for a private placement. The Company received gross proceeds in the amount of $2,500,000 (assuming the Warrants are not exercised). The Company intends to use the proceeds to provide financing for its generative AI platform, general research and development, administrative expenses, talent acquisition, and working capital needs.

On April 16, 2025, the Company entered into a Securities Purchase Agreement (the “April 2025 Securities Purchase Agreement”) with several investors (the “April 2025 Purchasers”) on April 15, 2025, for a private placement (“April 2025 PIPE Offering”) of (i) 2,030,460 Class A ordinary shares (each, a “Share”), par value $0.00003 per share (the “April 2025 Ordinary Shares”), and (ii) 2,030,460 warrants, each to initially purchase one April 2025 Ordinary Share (each, an “April 2025 Warrant”). Each Share was sold with one April 2025 Warrant. The Company closed the April 2025 PIPE Offering on April 22, 2025 and received gross proceeds in the amount of $4 million (assuming the April 2025 Warrants are not exercised), before deducting offering expenses. The Company intends to use the net proceeds from the April 2025 PIPE Offering to provide financing for general corporate purposes, including working capital, product development, and the continued expansion of its AI-powered technology platforms — including investment in its recently announced Gauss AI Lab.

On December 5, 2025, the Company entered into a Securities Purchase Agreement (the “December 2025 Securities Purchase Agreement”) with several investors (the “December 2025 Purchasers”) for a private placement (“December 2025 PIPE Offering”) of (i) 15,000,000 Class A ordinary shares (the “December 2025 Shares”), par value $0.00003 per share, at a purchase price of $0.31875 per share. The net proceeds from the December 2025 PIPE Offering, before deducting offering expenses, are approximately $4.8 million. The Company intends to use the net proceeds from the PIPE Offering to provide financing for working capital and general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States  (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weaknesses that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and that we have not designed and implemented appropriate information technology general controls over our financial systems relating to 1) access controls and 2)  program change , which in aggregate amount to a material weakness.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as September 30, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting .

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Jie Zhang, Rui Dong, and Xiaohong Qi, and is chaired by Jie Zhang. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Jie Zhang qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

Golden Ocean FAC PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended September 30, 2025. Audit services provided by Golden Ocean FAC PAC for the fiscal year ended September 30, 2025 included the examination of the consolidated financial statements of the Company.

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

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA INC., Marcum Asia CPAs LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended September 30,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	301,200	381,200	108,150
Audit Fees(1) - YCM CPA INC.	-	-	187,312
Audit Fees(1) – Golden Ocean FAC PAC	-	-	-
Total	301,200	381,200	295,462

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

On October 9, 2024, the Company terminated Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company. During the Company’s fiscal year ended September 30, 2023 and through October 9, 2024, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements; (ii) the lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP; and (iii) the Company has not designed and implemented appropriate information technology general controls over its financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security, which has been disclosed in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2025.

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

On October 20, 2025, the Company terminated YCM CPA INC. as the Company’s independent registered public accounting firm. The decision to change the independent registered public accounting firm was approved by the Board of the Company. During the Company’s most recent fiscal year ended September 30, 2024 and through October 20, 2025, the date of dismissal, (a) there were no disagreements with YCM CPA INC. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM CPA INC., would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, (ii) the lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and (iii) the Company does not design and implement appropriate information technology general controls over its financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security, which has been disclosed in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2024.

On October 24, 2025, the Board of the Company and the Audit Committee of the Company approved and ratified the appointment of Golden Ocean FAC PAC as its new independent registered public accounting firm to audit the Company’s financial statements, effective October 20, 2025. During the two most recent fiscal years ended September 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of Golden Ocean FAC PAC, neither the Company, nor someone on its behalf, has consulted Golden Ocean FAC PAC regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards during the fiscal year ended September 30, 2025 and the period from October 1, 2025 to the date of this annual report are as follows:

Nasdaq Stock Market Rule 5620(a) (“Rule 5620(a)”) requires each listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. In lieu of following Rule 5620(a), the Company has elected to follow the home country practice in the Cayman Islands, which does not require the Company to hold annual meeting of shareholders.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 6-K filed on January 9, 2026)

2.1*	Description of Registrant’s Securities

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

2.3	Form of Senior Debt Indenture (incorporate by reference to Exhibit 4.1 to our registration statement on Form F-3 (File No. 333-284554), filed with the SEC on January 28, 2025)

2.4	Form of Subordinated Debt Indenture (incorporate by reference to Exhibit 4.2 to our registration statement on Form F-3 (File No. 333-284554), filed with the SEC on January 28, 2025)

4.1	Form of Securities Purchase Agreement dated April 15, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on April 16, 2025)

4.2	Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K filed April 16, 2025)

4.3	Form of Registration Rights Agreement (incorporate herein by reference to Exhibit 10.2 to the Company’s Form 6-K filed April 16, 2025)

4.4	Business Operation Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.5	Consultation and Service Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.5	Form of Share Pledge Agreement (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.6	Form of Exclusive Call Option Agreement (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.7	Form of Shareholder Voting Proxy Agreement (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.8	Employment Agreement between the Company and Haogang Yang, dated April 24, 2025 (incorporate by reference to Exhibit 4.1 to Company’s Form 6-K filed April 25, 2025)

4.9	Employment Agreement between the Company and Wenjun Jiang, dated April 24, 2025 (incorporate by reference to Exhibit 4.2 to the Company’s Form 6-K filed April 25, 2025)

4.10	Employment Agreement between the Company and Nan Zhang, dated April 24, 2025 (incorporate by reference to Exhibit 4.3 to the Company’s Form 6-K filed April 25, 2025)

4.11	Form of Agreement for Virtual Technology Service (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.12	Form of Agreement for Digital Marketing (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.13	Form of Agreement for Licensing Digital Asset (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.14	Form of Agreement with Suppliers (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.15	Form of Equity Transfer Agreement (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.16	Consulting and Service, Business Operation Termination Agreement dated July 8, 2022 between Global Mofy WFOE and Global Mofy China (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.17	Form of Termination Agreement between Global Mofy WFOE and each shareholder of Global Mofy China (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-276277), filed with the SEC on December 26, 2023)

4.18	Director Offer Letter with Jie Zhang, dated October 1, 2025 (incorporate by reference to Exhibit 10.1 to the Company’s Form 6-K filed on October 15, 2025)

4.19	Form of Securities Purchase Agreement (incorporate by reference to Exhibit 10.1 to the Company’s Form 6-K filed on December 5, 2025)

4.20	Form of Registration Rights Agreement (incorporate by reference to Exhibit 10.2 to the Company’s Form 6-K filed on December 5, 2025)

4.21	Global Mofy AI Limited October 2025 Equity Incentive Plan (incorporate by reference to Exhibit 99.1 to the Company’s Form 6-K filed on October 29, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporate by reference to Exhibit 11.1 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

11.2	Insider Trading Policy (incorporate by reference to Exhibit 11.2 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of GOLDEN OCEAN FAC PAC

15.2*	Consent of YCM CPA INC.

15.3*	Consent of Marcum Asia CPAs LLP

15.4*	Consent of Ogier

15.5*	Consent of Jingtian & Gongcheng

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F, filed with the SEC on January 31, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL MOFY AI LIMITED

By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

Date: January 9, 2026

GLOBAL MOFY AI LIMITED

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Global Mofy AI Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Mofy AI Limited and its subsidiaries (the “Company”) as of September 30, 2025, and the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for the year ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ GOLDEN OCEAN FAC PAC

We have served as the Company’s auditor since 2025.

PCAOB ID 7285
Singapore
January 9, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Global Mofy AI Limited (formerly known as “Global Mofy Metaverse Limited”)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Global Mofy AI Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2024, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, except for the segment reporting disclosures, as described in Note 13, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the segment reporting disclosures, as described in Note 13; accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Golden Ocean FAC PAC.

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

/s/ YCM CPA INC.

We served as the Company’s auditor from 2024 to 2025.

PCAOB ID 6781
Irvine, California
January 2, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Global Mofy AI Limited (formerly known as Global Mofy Metaverse Limited)

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share splits and dual classification described in Note 11 and the retrospective adjustment to the disclosure for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) in Note 13, the accompanying consolidated statements of comprehensive income, changes in equity and cash flows of Global Mofy AI Limited (formerly known as Global Mofy Metaverse Limited) (the “Company”) for the year ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, except for the effects of the adjustments to retrospectively apply the change in accounting related to the share splits and dual classification described in Note 11 and the retrospective adjustment to the disclosure for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) in Note 13, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share splits and dual classification as described in Note 11 and the retrospective adjustment to the disclosure for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) in Note 13, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

January 31, 2024

GLOBAL MOFY AI LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2025	2024
	US$	US$
ASSETS
Current assets
Cash	$1,172,732	$8,068,560
Restricted cash	3,000,000	3,000,000
Accounts receivable, net	1,534,345	1,254,613
Advances to vendors, net	10,206,554	5,736,093
Due from related parties	26,333	19,665
Investment in short drama	39,331	—
Prepaid expenses and other current assets, net	1,120,244	967,613
Total current assets	17,099,539	19,046,544

Non-current assets
Long-term investments	481,938	284,998
Property and equipment, net	14,986	13,420
Intangible assets, net	59,749,819	38,796,262
Operating lease right-of-use assets	318,392	660,946
Advances to vendors, net – non-current	258,224	261,956
Other assets	125,913	127,732
Total non-current assets	60,949,272	40,145,314
Total assets	$78,048,811	$59,191,858

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	$3,365,077	$5,397,521
Loans from a third party	23,177	23,512
Accounts payable	1,777,444	1,213,114
Advances from customers	6,726,413	3,837,621
Due to a related party	22,846	50,380
Tax payable	2,652,385	2,035,653
Accrued expenses and other liabilities	706,737	553,696
Operating lease liabilities – current	304,180	270,183
Total current liabilities	15,578,259	13,381,680

Non-current liabilities
Warrants liabilities	494,048	—
Operating lease liabilities – non-current	—	308,575
Total non-current liabilities	494,048	308,575
Total liabilities	16,072,307	13,690,255

Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 25,844,079 and 1,410,001 shares issued and outstanding as of September 30, 2025 and 2024, respectively)*	775	42
Class B ordinary shares ($0.00003 par value, 4,000,000,000 shares authorized, 3,723,975 and 848,203 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	112	26
Additional paid-in capital	63,897,923	27,796,887
Statutory reserves	3,061,428	1,926,547
(Accumulated Deficits) Retained earnings	(4,700,020)	15,737,191
Accumulated other comprehensive (loss) income	(139,432)	187,118
Total Global Mofy AI Limited shareholders’ equity	62,120,786	45,647,811

Non-controlling interests	(144,282)	(146,208)
Total equity	61,976,504	45,501,603

Total liabilities and equity	$78,048,811	$59,191,858

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).
*	The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
Revenue	$55,941,283	$41,360,953	$26,889,911
Cost of revenue	(33,430,822)	(20,556,763)	(12,357,934)
Gross profit	22,510,461	20,804,190	14,531,977

Operating expenses:
Selling expenses	(883,215)	(1,107,215)	(294,587)
General and administrative expenses	(10,678,289)	(5,425,015)	(3,046,037)
Research and development expenses	(7,945,137)	(7,448,583)	(3,546,155)
Total operating expenses	(19,506,641)	(13,980,813)	(6,886,779)

Income from operations	3,003,820	6,823,377	7,645,198

Other (expenses) income:
Interest income	92,857	208,647	41,230
Interest expenses	(195,265)	(195,331)	(126,206)
Issuance costs allocated to warrant liability	(30,319)	(823,846)	—
Change in fair value of warrant liability	(4,203,405)	6,827,034	—
Gain on extinguishment of warrant Liability	5,002,010	—	—
Loss on issuance of warrant liability	(22,339,159)	—	—
Other income, net	30,214	144,819	89,124
Total other (expense) income, net	(21,643,067)	6,161,323	4,148

(Loss) income before income taxes	(18,639,247)	12,984,700	7,649,346
Income tax expense	(663,238)	(847,448)	(1,098,087)

Net (loss) income	(19,302,485)	12,137,252	6,551,259
Net loss attributable to non-controlling interest	(155)	(100)	(579)
Net (loss) income attributable to Global Mofy AI Limited	$(19,302,330)	$12,137,352	$6,551,838

Comprehensive income (loss)
Net (loss) income	$(19,302,485)	$12,137,252	$6,551,259
Foreign currency translation (loss) gain	(324,469)	785,722	(407,248)
Total comprehensive (loss) income	(19,626,954)	12,922,974	6,144,011
Comprehensive income (loss) attributable to non-controlling interests	1,926	(5,678)	3,031
Comprehensive (loss) income attributable to Global Mofy AI Limited	$(19,628,880)	$12,928,652	$6,140,980

(Loss) earnings per Class A ordinary share
– Basic and diluted*	$(1.19)	$6.37	$3.93

Weighted average number of Class A ordinary shares outstanding
– Basic and diluted*	14,086,610	1,798,850	1,668,083
(Loss) earnings per Class B ordinary share
– Basic and diluted*	$(1.19)	$6.37	$-

Weighted average Class B ordinary shares outstanding
– Basic and diluted*	2,100,937	106,605	-

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).
*	The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares				Additional		(Accumulated Deficit)	Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Retained	Comprehensive	controlling	Total
	Shares*	Amount	Shares	Amount	Capital	Reserves	Earnings	(Loss) Income	Interests	Equity
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2022	1,574,536	$47	—	—	$5,112,181	$39,620	$(1,065,072)	$(193,324)	$(143,561)	$3,749,891

Capital contribution	153,875	5	—	—	10,923,048	—	—	—	—	10,923,053
Net income (loss) for the year	—	—	—	—	—	—	6,551,838	—	(579)	6,551,259
Appropriation to statutory reserve	—	—	—	—	—	328,651	(328,651)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(410,858)	3,610	(407,248)
Balance as of September 30, 2023	1,728,410	$52	—	$-	$16,035,229	$368,271	$5,158,115	$(604,182)	$(140,530)	$20,816,955

Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	82,667	2	—	—	4,999,842	—	—	—	—	4,999,844
Issuance of ordinary shares in private placement	91,954	3	—	—	1,991,721	—	—	—	—	1,991,724
Cashless exercise of warrants	55,173	2	—	—	945,104	—	—	—	—	945,106
Stock based compensation	300,000	9	—	—	3,824,991	—	—	—	—	3,825,000
Shares redesignation	(848,203)	(26)	848,203	26	—	—	—	—	—	—
Net income (loss) for the year	—	—	—	—	—	—	12,137,352	—	(100)	12,137,252
Appropriation to statutory reserve	—	—	—	—	—	1,558,276	(1,558,276)	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	791,300	(5,578)	785,722
Balance as of September 30, 2024	1,410,001	$42	848,203	$26	$27,796,887	$1,926,547	$15,737,191	$187,118	$(146,208)	$45,501,603

Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	2,363,793	71	—	—	—	—	—	—	—	71
Replenishment of shares	119,697	3	—	—	—	—	—	—	—	3
Cashless exercise of warrants	21,730,588	652	—	—	27,576,096	—	—	—	—	27,576,748
Stock based compensation	220,000	7	2,875,772	86	8,524,940	—	—	—	—	8,525,033
Net loss for the year	—	—	—	—	—	—	(19,302,330)	—	(155)	(19,302,485)
Appropriation to statutory reserve	—	—	—	—	—	1,134,881	(1,134,881)	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	(326,550)	2,081	(324,469)
Balance as of September 30, 2025	25,844,079	$775	3,723,975	$112	$63,897,923	$3,061,428	$(4,700,020)	$(139,432)	$(144,282)	$61,976,504

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).
*	The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
Cash flows from operating activities
Net (loss) income	$(19,302,485)	$12,137,252	$6,551,259
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	11,932,923	5,392,567	439,279
Amortization of operating lease right-of-use assets	328,821	323,079	184,427
Credit losses and allowance for doubtful accounts, net of recovery	3,317,164	866,556	1,204,551
Change in fair value of warrant liability	4,203,405	(6,827,034)	—
Gain on extinguishment of warrant liability	(5,002,010)	—	—
Loss on issuance of warrant liability	22,339,159	—	—
Issuance costs allocated to warrant liability	30,319	823,846	—
Stock-based compensation	8,524,940	3,825,000	—

Changes in operating assets and liabilities:
Accounts receivable, net	(704,471)	1,888,855	(1,684,402)
Accounts receivable – related party	—	—	301,136
Advances to vendors, net	(7,334,351)	(3,608,902)	(766,921)
Prepaid expenses and other current assets	49,953	986,416	1,518,313
Amounts due from related parties	(6,858)	—	—
Prepaid expenses and other assets	—	(59,151)	(65,892)
Accounts payable	574,069	643,771	(411,037)
Advances from customers	2,905,294	3,387,647	(809,364)
Advances from customers - related party	—	(19,154)	—
Amounts due to related parties	(26,468)	49,070
Taxes payable	637,248	408,233	1,129,748
Accrued expenses and other liabilities	(93,751)	(1,848,968)	(1,549,218)
Gain on short-term investments received	—	36,360	—
Lease liabilities	(262,882)	(296,745)	(265,773)
Net cash provided by operating activities	22,110,019	18,108,698	5,776,106

Cash flows from investing activities
Purchase of property and equipment	(13,579)	(5,552)	(9,782)
Purchase of intangible assets	(33,174,767)	(36,564,875)	(7,156,636)
Purchase of short-term investments	—	—	(750,000)
Cash received from investment recovery		750,000	—
Purchases of long-term investments	(201,000)	(277,589)	—
Collection of loans to related parties	—	—	184,311
Loans to third parties	—	(15,278,951)	(2,400,000)
Investment in short drama	(38,821)	—	—
Collection of loans to third parties	—	16,677,508	2,400,000
Net cash used in investing activities	(33,428,167)	(34,699,459)	(7,732,107)

Cash flows from financing activities
Borrowings from third parties	—	—	(217,629)
Repayments of third parties loans	—	—	23,393
Proceeds from short-term bank loans	4,020,797	7,286,708	2,526,658
Repayments of short-term bank loans	(5,951,009)	(4,502,996)	(1,545,149)
Deferred offering cost	—	—	(70,867)
Capital contributions	—	—	10,923,053
Net proceeds from issuance of initial public offering	—	5,198,388	—
Net proceeds from issuance of ordinary shares and warrant with private placements	6,498,620	8,939,998	—
Net cash provided by financing activities	4,568,408	16,922,098	11,639,459
Effect of foreign exchange rate on cash	(146,088)	299,643	(381,942)
Net (decrease) increase in cash	(6,895,828)	630,980	9,301,516
Cash and restricted cash the beginning of the year	11,068,560	10,437,580	1,136,064
Cash and restricted cash the end of the year	$4,172,732	$11,068,560	$10,437,580

Supplemental disclosures of cash flow information:
Income taxes paid	$9,650	$37,149	258
Interest paid	$195,265	$195,331	$126,206

Non-cash transactions of investing and financing activities:
Initial recognition of right-of-use assets	$—	$—	$1,022,582

Liability extinguished upon cashless exercise of warrants	$27,598,208	$945,106	$—

Deferred offering costs directly charged to equity	$—	$198,546	$—

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

Prior to the reorganization described below, the main operating activities of Global Mofy Cayman and its subsidiaries (the “Company”) were carried out by Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively. On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third-party individual and transferred its 100% equity interest in Mofy Hainan for consideration of RMB 1. Such transferring was completed on December 3, 2021. Mofy Hainan has had no active business operations since its inception on January 4, 2021.

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

On April 3, 2025, Global Mofy HK owns 100% of the equity interests of Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”). On November 11, 2023, 100% equity interests in Global Mofy China and all its subsidiaries under its name  are transferred to Zhejiang WFOE.

Global Mofy Cayman together with its wholly owned subsidiaries Global Mofy HK, Global Mofy WFOE, Zhejiang WOFE and Global Mofy China and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization was considered under common control and included at their historical carrying values. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

On December 14, 2023, the Company established a wholly owned subsidiary, Global Mofy (Beijing) Technology Co., Ltd (“Global Mofy California”), under the laws of the State of California, to develop and expand overseas business. In February 2024, the Company established a wholly owned subsidiary, Gauss Intelligence (Beijing) Technology Co.. Ltd., under the laws of China, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation. In March 2024, the Company established a wholly owned subsidiary, Anji Century Mofy Education Consulting Co., Ltd., under the laws of China, planning education and training operations. In May 2024, the Company established a wholly owned subsidiary GMM Discovery LLC, under the laws of the State of Delaware, to serve a diverse client base and explore new market opportunities. In September 2024, the Company established a wholly owned subsidiary, Kuyu Intelligent Technology (Anji) Co., Ltd., under the laws of China. On January 16, 2025, the Company established a wholly owned subsidiary, Global Mofy (Lianyungang) Technology Co., Ltd. under the laws of China. On July 22,2025, the Company established a wholly owned subsidiary, Mo Fei Xiao Xi (Lingshui) Culture Co., Ltd., under the laws of China. As of September 30, 2025, the aforementioned companies have not yet commenced actual business operations.

Global Mofy Cayman and its subsidiaries (the “Company”) are mainly engaged in providing virtual content production and online advertising services. The Company’s headquarters are located in the city of Beijing, China.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The Company’s ordinary shares started to be traded on NASDAQ under the ticker of GMM on October 10, 2023. On October 12, 2023, the Company completed its initial public offering of 1,200,000 ordinary shares at a price of $5.00 per share. On November 6, 2023, the underwriter for the initial public offering exercised its over-allotment option in part to purchase 40,000 ordinary shares at a price of $5.00. The total gross proceeds received from the initial public offering, including proceeds from the exercise of the over-allotment option, was US$6.2 million.

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split (see Note 11).

As of September 30, 2025, the Company’s major subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 9, 2021	PRC	100%	Investment holding
Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”)	April 3, 2023	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Xi’an Shuzi Yunku Technology Co., Ltd (“Xi’an Mofy”)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (“Beijing Mofy”)	February 7, 2018	PRC	60%	Virtual technology service
Global Mofy (Beijing) Technology Co., Ltd (“Global Mofy California”)	December 14, 2023	US	100%	Overseas business
Gauss Intelligence (Beijing) Technology Co.. Ltd. (“Gauss Intelligence”)	February 28, 2024	PRC	100%	(AIGC), AI-generated 3D digital assets and synthetic video content creation
Anji Century Mofy EducationConsulting Co., Ltd. (“Century Mofy”)	March 5, 2024	PRC	100%	Education and training
GMM Discovery LLC (“Gauss Intelligence”)	May 22, 2024	US	100%	Overseas business
Kuyu Intelligent Technology (Anji) Co., Ltd. (“Kuyu Intelligence”)	September 3, 2024	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Lianyungang) Technology Co., Ltd. (“Global Mofy Lianyungang”)	January 16, 2025	PRC	100%	Virtual technology service and digital marketing
Mo Fei Xiao Xi (Lingshui) Culture Co., Ltd. (“Mofy Xiaoxi”)	July 22, 2025	PRC	100%	Virtual technology service and digital marketing

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

(d) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 40% ownership interest in Beijing Mofy and Xi’an Mofy as of September 30, 2025 and 2024, respectively.

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

Restricted cash includes the pledged bank certificates of deposit provided by the company to the pledgee in relation to the company’s bank loans.

(g) Investment in short drama

Investment in short drama mainly involve cooperation between the Company as an investor and third parties. Under this cooperation model, the Company participates in the project by providing capital investment, while the cooperative party is mainly responsible for core links such as the selection of topics, planning, and production execution of the short drama. The Company does not own the distribution rights or ownership of the short drama. After the project is completed and launched, the Company can enjoy corresponding profit sharing in proportion to its investment.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company initially measures its investment in short dramas based on the investment cost. Cash receipts from income sharing arrangement are applied to recover the initial investment or advance, with excess recognized as income consistent with ASC 310-10-35-53A. The Company performs an impairment test on investment in short drama every fiscal year. If there is objective evidence indicating that the present value of the estimated future cash flows of such investments is lower than their carrying amount, i.e., the relevant investment income is highly likely to be unrecoverable in full, an impairment provision will be recognized for them. As of September 30, 2025, the balance of impairment provision for the Company’s Investment in short drama is $nil.

(h) Expected credit losses

The Company’s accounts receivable from both third parties and related parties, and other receivables, which is included in the prepaid expenses and other current assets,net, are within the scope of ASC326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC326, the Company estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance.

For other receivables, the Company uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of income and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(i) Accounts receivable, net

Accounts receivable are presented net of allowance for expected credit losses. Accounts receivable is recognized in the period when the Company has unconditional right to consideration for goods provided to its customers. As of September 30, 2025 and 2024, the allowance for expected credit losses was $1,041,408 and $634,321, respectively.

(j) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Accumulated depreciation was $108,233 and $97,624 as of September 30, 2025 and 2024, respectively.

Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3 years
Leasehold improvement	Shorter of lease terms and estimated useful lives

(k) Intangible assets, net

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

(l) Long-term investments

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

In December 2023, the Company made an investment of $284,998 (or RMB 2,000,000) in New Era (Beijing) Technology Co., Ltd (“New Era Technology”), over which the Company owned 6.25% equity interest. On April 1, 2025, the Company made an investment of $201,000  in Wetruck Techenable Solutions PLC (“Wetruck”), over which the Company owned 6.70% equity interest. The carrying value of the Company’s long-term investments measured under this alternative measurement was $481,938, and $284,998 as of September 30, 2025 and 2024, respectively. No impairment loss was recognized for long-term investments as of September 30, 2025 and 2024, respectively.

(m) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2025 and 2024.

(n) Fair value of financial instruments

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

(o) Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the years ended September 30, 2025, 2024 and 2023.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

(p) Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for the years ended September 30, 2025, 2024 and 2023. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

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

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

The following table summarizes disaggregated revenue for the years ended September 30, 2025, 2024 and 2023:

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
Category of Revenue
Virtual technology service	$33,113,913	$20,900,022	$15,382,324
Digital asset development and others	22,827,370	20,460,931	11,507,587
	$55,941,283	$41,360,953	$26,889,911
Timing of Revenue Recognition
Services transferred at a point in time	$55,941,283	$41,360,953	$26,889,911
Services transferred over time	—	—	—
	$55,941,283	$41,360,953	$26,889,911

Revenue recognized on gross basis	$55,941,283	$41,360,953	$26,889,911
Revenue recognized on net basis	—	—	—
	$55,941,283	$41,360,953	$26,889,911

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advances from customers and are recognized as revenue as the Company satisfies its performance obligations. As of September 30, 2025 and 2024, the balance of advances from customers amounted to $6,726,413 and $3,837,621, respectively. Substantially all of advances from customers will be recognized as revenue during the Company’s following fiscal year.

(q) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, amortization cost of intangible assets, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the consolidated statement of comprehensive income (loss) as incurred.

(r) Selling expenses

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

(s) General and administrative expenses

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

(t) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the development phase subsequent to establishing technological feasibility of such IP are capitalized. During the fiscal years ended September 30, 2025, 2024 and 2023, as no such costs qualified for capitalization, all of the costs incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

(u) Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. Income tax expense outside of the PRC was $nil, $3,328 and $nil for the years ended September 30, 2025, 2024 and 2023, respectively.

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company and its wholly-owned subsidiaries to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. As of September 30, 2025 and 2024, there were $2,587,800 and $1,940,649, respectively, of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. As of September 30, 2025, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Value-added tax (“VAT”)

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

(w) Warrant liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 12) in accordance with the guidance contained in ASC Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”), under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. For the years ended September 30, 2025 ,2024 and 2023, the total change in its fair value was loss of $4.20 million, gain of $6.83 million and $nil, respectively.

(x) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net (loss) income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended September 30, 2025 ,2024 and 2023 there were no dilutive shares.

(y) Foreign currency translation and transactions

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

	September 30, 2025	September 30, 2024
Year-end spot rate	7.1190	7.0176

	For the years ended September 30,
	2025	2024	2023
Average rate	7.2125	7.2049	7.0553

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z) Stock-based compensation

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

(aa) Segment reporting

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

(ab) Significant risks and uncertainties

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

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman. As of September 30, 2025 and 2024, cash balances in the PRC are $441,123 and $5,691,192, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

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

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Customers

For the year ended September 30, 2025, one customer accounted for approximately 16% of total revenues. As of September 30, 2025, the balance due from four customers accounted for approximately 22%, 20%, 18% and 13% of the Company’s total accounts receivable, respectively.

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

Major Suppliers

For the year ended September 30, 2025, four suppliers accounted for approximately 19%, 14%, 11% and 11% of the total purchases, respectively. As of September 30, 2025, two suppliers accounted for approximately 15% and 10% of the Company’s accounts payable, respectively.

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

(ac) Recent accounting pronouncements

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

In November 2024, the FASB issued ASU No. 2024-03 (“ASU 2024-03”), Disaggregation of Income Statement Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis.

In December 2024, the FASB issued ASU 2024-12 “Income Taxes (Topic 740): Enhancements to Disclosures about Unrecognized Tax Benefits”. The Update requires that public business entities on an annual basis (1) disclose the rollforward of unrecognized tax benefits disaggregated by major tax jurisdiction and (2) provide detailed explanations for significant changes in unrecognized tax benefits during the reporting period, including the nature of the underlying tax positions, relevant tax years, and the impact of tax authority rulings or settlements. The ASU is effective for public business entities for annual periods beginning after December 15, 2025. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2026. Early adoption is permitted for all entities for any annual period for which financial statements have not yet been issued or made available for issuance. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Board is issuing the amendments in this Update to reduce the complexity and cost of estimating credit losses for current accounts receivable and contract assets, while maintaining the relevance and reliability of financial information. Preparers currently apply the CECL model to estimate expected credit losses, which requires consideration of historical loss experience, current economic conditions, and reasonable and supportable forecasts. While this model enhances forward-looking credit loss estimation, stakeholders (especially private companies and nonprofits) have suggested possible improvements to better (1) alleviate the burden of developing and documenting macroeconomic forecasts for short-term assets with minimal exposure to long-term economic volatility, (2) align credit loss estimation with operational realities by leveraging more practical and real-time data, and (3) improve the accuracy of loss estimates while reducing unnecessary complexity in the accounting process. The Board decided that the amendments should be effective for all entities for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, and early adoption is permitted for financial statements not yet issued or made available for issuance. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2025	2024
	US$	US$
Accounts receivable	$2,575,753	$1,888,934
Less: allowance for credit losses	(1,041,408)	(634,321)
Accounts receivable, net	$1,534,345	$1,254,613

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The movement of allowance of credit losses is as follows:

	For the years ended September 30,
	2025	2024
	US$	US$
Balance at beginning of the year	$634,321	$395,796
Addition	410,728	217,035
Foreign exchange translation	(3,641)	21,490
Balance at end of the year	$1,041,408	$634,321

NOTE 4 — ADVANCES TO VENDORS, NET

Advances to vendors consisted of the following:

	As of September 30,
	2025	2024
	US$	US$
Prepayments for virtual technology services	$10,865,623	$5,631,798
Prepayments for digital assets development	3,513,144	1,413,557
Subtotal	14,378,767	7,045,355
Less: allowance for doubtful accounts	(3,913,989)	(1,047,306)
Total advances to vendors, net	$10,464,778	$5,998,049
Less: advances to vendors - non-current	258,224	261,956
Advances to vendors – current	$10,206,554	$5,736,093

Advances to vendors primarily consisted of prepayments for virtual technology services and digital assets development outsourced to third party vendors. The Company conducts regular impairment tests on prepayments. Considering factors such as the credit status of suppliers, the possibility of fund recovery, and the progress of performance under relevant contracts, it classifies prepayments into different aging intervals and formulates corresponding bad debt provision ratios. As of September 30, 2025 and 2024, the allowance recorded amounted to $3,913,989 and $1,047,306, respectively. As of September 30, 2025, $258,224 of advances made to one vendor for digital assets to be acquired was expected to be utilized after one year from September 30, 2025 and before February 8, 2027. The balance is recorded as advances to vendors — non-current in the balance sheet.

The movement of allowance of doubtful accounts is as follows:

	For the years ended September 30,
	2025	2024
	US$	US$
Balance at beginning of the year	$1,047,306	$386,542
Addition	2,844,244	645,429
Foreign exchange translation	(22,439)	15,335
Balance at end of the year	$3,913,989	$1,047,306

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	US$	US$	US$
Intangible assets
Licensed digital assets	$77,677,404	$(17,927,585)	$59,749,819
Total	$77,677,404	$(17,927,585)	$59,749,819

	As of September 30, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	US$	US$	US$
Intangible assets
Licensed digital assets	$44,733,835	$(5,937,573)	$38,796,262
Total	$44,733,835	$(5,937,573)	$38,796,262

Estimated Amortization Expenses:
For year ended 9/30/2026	$15,607,278
For year ended 9/30/2027	15,515,258
For year ended 9/30/2028	15,344,362
For year ended 9/30/2029	9,934,059
For year ended 9/30/2030	3,348,862
Total	$59,749,819

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS, NET (cont.)

The movement of intangible assets is as follows:

	For the year ended September 30, 2025
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$44,733,835	$5,937,573
Additions(a)	33,171,338	11,921,079
Disposal	—	—
Foreign exchange translation	(227,769)	68,933
Balance at end of the year	$77,677,404	$17,927,585

	For the year ended September 30, 2024
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$6,918,572	$412,780
Additions(a)	37,540,792	5,365,220
Disposal	—	—
Foreign exchange translation	274,471	159,573
Balance at end of the year	$44,733,835	$5,937,573

(a)	Additions are all acquired from third-party suppliers in the current year.

Amortization expense was $11,921,079 , $5,365,220 and $426,983 for the years ended September 30, 2025, 2024 and 2023, respectively. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the years ended September 30, 2025, 2024 and 2023, no such cost was incurred.

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — LEASES

The Company’s leasing activities primarily consist of three operating leases for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	As of September 30,
	2025	2024
	US$	US$
Operating lease right-of-use assets	$318,392	$660,946
Operating lease liabilities – current	$304,180	$270,183
Operating lease liabilities – non-current	—	308,575
Total operating lease liabilities	$304,180	$578,758

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of September 30,
	2025	2024
Weighted-average remaining lease term (years)	0.92	1.94
Weighted-average discount rate	4.75%	4.75%

During the years ended September 30, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $356,051, $146,384 and $196,500, respectively. During the years ended September 30, 2025, 2024 and 2023, the Company paid the lease liabilities of $262,882 ,$296,745 and $265,773, respectively.

The following table summarizes the maturity of operating lease liabilities as of September 30, 2025:

12 months ending September 30,	Operating
US$
2026	$310,292
Total lease payments	310,292
Less: imputed interest	(6,112)
Total lease liabilities	$304,180

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of September 30,
	2025	2024
	US$	US$
Bank of China(1)	$421,408	$427,497
Bank of Nanjing(2)	—	427,497
Bank of Huaxia(3)	—	1,424,988
Bank of Hangzhou(4)	561,877	712,495
Bank of Zheshang(5)	2,387,976	2,422,480
Deferred financing costs(6)	(6,184)	(17,436)
Total	$3,365,077	$5,397,521

(1)	On August 24, 2024, the Company entered into a new loan agreement with Bank of China to obtain a loan of $427,497 (or RMB 3,000,000) for the period from August 26, 2024 to September 26, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company is required to make quarterly interest payment with principal due at maturity. The Company repaid the loan on August 26, 2025.

On September 22, 2025, the Company entered into a new loan agreement with Bank of China to obtain a loan of $421,408 (or RMB 3,000,000) for the period from September 22, 2025 to September 22, 2026 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company is required to make quarterly interest payment with principal due at maturity.

(2)	On March 18, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $284,998 (or RMB 2,000,000) of loan for the period from March 20, 2024 to March 19, 2025 with an annual interest rate of 5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans. The Company repaid the loan on March 14, 2025.

On March 11, 2025, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $284,998 (or RMB 2,000,000) of loan for the period from March 11, 2025 to September 10, 2025 with an annual interest rate of 5.0%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. The Company repaid the loan on September 15, 2025.

On September 30, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $142,499 (or RMB 1,000,000) of loan for the period from September 30, 2024 to September 29, 2025 with an annual interest rate of 5.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. The Company repaid the loan on September 29, 2025.

(3)	On June 7, 2024, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $712,494 (or RMB 5,000,000) of loan for the period from June 17, 2024 to June 17, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The Company repaid the loan on June 17,2025.

On September 25, 2024, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $712,494 (or RMB 5,000,000) of loan for the period from September 27, 2024 to September 27, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The Company repaid the loan on September 28,2025.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — SHORT-TERM BANK LOANS (cont.)

(4)	On May 17, 2024, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $284,998 (or RMB 2,000,000) for a term from May 23, 2024 to March 20, 2025 at a fixed annual interest rate of 4.2%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited. The Company repaid the loan on March 22, 2025 and May 5, 2025, respectively.

On July 8, 2024, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $427,497 (or RMB 3,000,000) for a term from July 8, 2024 to Jan 4, 2025 at a fixed annual interest rate of 4.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. The Company repaid the loan on January 4, 2025.

On January 8, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $421,408 (or RMB 3,000,000) for a term from January 8, 2025 to July 7, 2025 at a fixed annual interest rate of 4.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. The Company repaid the loan on July 7, 2025.

On July 9, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $421,408 (or RMB 3,000,000) for a term from July 9, 2025 to July 8, 2026 at a fixed annual interest rate of 4.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with Mr. Nan Zhang, guaranteed the repayment of these loans.

On September 12, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $140,469 (or RMB 1,000,000) for a term from September 12, 2025 to March 11, 2026 at a fixed annual interest rate of 4.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with Mr. Nan Zhang, guaranteed the repayment of these loans.

(5)	On April 24, 2024, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,211,240 (or RMB 8,500,000) for a term from April 24, 2024 to April 24, 2025 at a fixed annual interest rate of 4.3%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate. The Company repaid the loan on April 24, 2025.

On August 30, 2024, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,211,240 (or RMB 8,500,000) for a term from August 30, 2024 to February 28, 2025 at a fixed annual interest rate of 4.3%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate.The Company repaid the loan on February 28, 2025.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — SHORT-TERM BANK LOANS (cont.)

On March 13, 2025, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,193,988 (or RMB 8,500,000) for a term from March 13, 2025 to March 13, 2026 at a fixed annual interest rate of 4.5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate.

On May 23, 2025, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,193,988 (or RMB 8,500,000) for a term from May 23, 2025 to November 15, 2025 at a fixed annual interest rate of 3.38%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. Meanwhile, the Company provides pledge guarantee for this loan with the time deposit certificate.

(6)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

For the years ended September 30, 2025, 2024 and 2023 the weighted average annual interest rate for the bank loans was approximately 4.80%, 5.20% and 5.49%, respectively. Interest expenses for the above-mentioned loans amount to $ 197,312, $195,331 and $126,206 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 8 — LOAN FROM A THIRD PARTY

	As of September 30,
	2025	2024
	US$	US$
Loans from third parties – current	$23,177	$23,512
Loans from third party – noncurrent	-	-
Total loans from third parties	$23,177	$23,512

On January 25, 2022, the Company borrowed $112,462 (or RMB 800,000) from Wuxi Huanxiang Xiniu Culture Co., Ltd., with a loan term from January 25, 2022 to January 24, 2023. In 2022, a partial repayment of $4,920 (or RMB 35,000) was made in advance. On January 24, 2023, a supplementary agreement was signed for this loan to extend the term by one year, covering the period from January 24, 2023 to January 25, 2024. In 2023, another partial repayment of $82,237 (approximately RMB 600,000) was made in advance. On January 24, 2024, prior to the maturity of the extended term, an additional supplementary agreement was signed to further extend the loan term to January 25, 2025. On January 24, 2025, the Company extended the loan again, pushing the maturity date to January 25, 2026. As of September 30, 2024 and September 30, 2025, the outstanding balances of the loan were $23,512 (or RMB 165,000) and $23,177 (or RMB 165,000) respectively..

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Haogang Yang	Director of the Company
Mori Enterprise Management (Beijing) Partnership	Controlled by Mr. Haogang Yang
Qi Fei Shanghai Technology Co., Ltd.	Controlled by Mr. Haogang Yang
Mr. Chen Chen	CFO of the Company

Balances with related parties

As of September 30, 2025 and 2024, the balances with related parties were as follows:

	As of September 30,
	2025	2024
	US$	US$
Due to a related party
Mr. Haogang Yang	$22,846	$50,380

Due from related parties
Mori Enterprise Management (Beijing) Partnership	$140	$142
Qi Fei Shanghai Technology Co., Ltd.	19,244	19,523
Mr. Chen Chen	6,949	—
Total	$26,333	$19,665

(a)	As of September 30, 2025, the balance of Mr. Haogang Yang showed that the amount of payroll payables was $22,846 (RMB 162,644).

As of September 30, 2024, the balance of Mr. Haogang Yang showed that the amount for reimbursement of expenses was $30,213 (RMB 212,023), and the amount of payroll payables was $20,167 (RMB 141,520).

(b)	As of September 30, 2025, the balance of Mori Enterprise Management (Beijing) Partnership $140 (RMB 1,000) and Qi Fei Shanghai Technology Co., Ltd. $19,244 (RMB 137,000) represented interest-free loan for working capital purpose, the balance of Mr. Chen Chen showed that the amount of the petty cash is $6,949 (RMB 49,464).

As of September 30, 2024, the balance of Mori Enterprise Management (Beijing) Partnership $142 (RMB 1,000) and Qi Fei Shanghai Technology Co., Ltd. $19,523 (RMB 137,000) represented interest-free loan for working capital purpose.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

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

Kashi Mofy is subject to a five- year income tax holiday since generating revenues, as it is incorpopriorrated in the Kashi Economic District, Xinjiang province. The five-year income tax holiday of Kashi Mofy will end on December 31, 2023. Starting from January 1, 2024, Kashi Mofy is eligible for a preferential tax rate of 9%.

Zhejiang Mofy has complied with PRC tax laws and met the qualifications for domestic small and micro enterprises, Zhejiang Mofy is eligible for a preferential tax rate of 5% in 2025.

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

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

The Company’s pre-tax (loss) income is derived from the following tax jurisdictions:

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
PRC	$11,352,437	$13,391,249	$8,637,772
HK	21,875	40,368	(30)
Cayman	(30,013,559)	(446,917)	(988,396)
(Loss) income before income taxes	$(18,639,247)	$12,984,700	$7,649,346

The provision for income tax consisted of the following:

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
Current income tax expense	$663,238	$847,448	$1,098,087
Deferred income tax benefit	—	—	—
Income tax provision	$663,238	$847,448	$1,098,087

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended September 30,
	2025	2024	2023
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax rate (a)	12.5%	(23.2)%	(14.2)%
Effect of tax rate in a foreign jurisdiction	(40.4)%	1.1%	3.2%
Additional deduction for R&D expenses	4.1%	(2.2)%	(1.0)%
Non-deductible expenses	—%	0.0%	(0.1)%
Operating income offset loss carryforward	—%	—%	—%
Change of tax rate	(3.2)%	0.2%	—%
Change in valuation allowance	(1.4)%	5.6%	1.2%
Effective tax rate	(3.4)%	6.5%	(14.3)%

(a)	The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates and tax holiday for the years ended September 30, 2025, 2024 and 2023. Kashi Mofy is eligible for a preferential tax rate of 9%, Global Mofy is eligible for a preferential tax rate of 15% and Shanghai Mofy, Xi’an Mofy, Beijing Mofy and Zhejiang Mofy are eligible for a preferential tax rate of 5% in 2025. For the years ended September 30, 2025 , 2024 and 2023 the tax saving as the result of the favorable tax rate and tax holiday amounted to $2,332,085 , $3,007,791 and $1,086,519, respectively, and per share effect of the favorable tax rate (after stock reverse split) were $0.14 , $1.58 and $0.65, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of September 30,
	2025	2024
	US$	US$
Provision for doubtful accounts	$309,316	$90,495
Tax loss carry forwards	1,247,604	719,659
Excess marketing and advertising expense (15%)	—	10,687
Operating lease liabilities	45,627	86,057
Total deferred tax assets	1,602,547	906,898
Less: Valuation allowance	(1,554,869)	(806,319)
Total deferred tax assets, net of valuation allowance	$47,678	$100,579

As of September 30, 2025, the Company has total of net operating loss carry forward of approximately $8.56 million in the PRC that expires from 2025 through 2029.

	As of September 30,
	2025	2024
	US$	US$
Right of use assets	$47,678	$100,579
Total deferred tax liabilities	47,678	100,579
Total deferred tax assets, net	$—	$—

The roll forward of valuation allowance of deferred tax assets were as follows:

	As of September 30,
	2025	2024
	US$	US$
Balance as of beginning of year	$(806,319)	$(162,974)
Additions of valuation allowance	(856,566)	(738,271)
Reductions of valuation allowance	—	6,178
Exchange difference	108,016	88,748
Balance as of end of year	$(1,554,869)	$(806,319)

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. Under the applicable accounting standards, management expects to continue to maintain a significant investment in research and development, given the Company’s history of losses, as the Company increases research and development of its digital assets in the future. At the same time, the Company’s management believes that customer development for digital assets and the Company’s visibility in the digital assets industry will take several years to build, which will result in the Company continuing to lose money over the next few years. So, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses, and it was considered that valuation allowance should be fully accrued. Accordingly, as of September 30, 2025 and 2024, a $1,554,869 and $806,319 valuation allowance has been established respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of September 30,
	2025	2024
	US$	US$
Balance as of beginning of year	$1,940,649	$1,066,949
Increase related to prior year tax positions	(16,088)	26,252
Increase related to current year tax positions	663,238	847,448
Balance as of end of year	$2,587,800	$1,940,649

As of September 30, 2025 and 2024, there were $2,587,800 and $1,940,649 of unrecognized tax benefits, respectively, which would affect the effective tax rate if recognized.

The company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended September 30, 2025 and 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of $nil as of September 30, 2025 and 2024, respectively.

In general, the PRC tax authority has up to five years to contact examinations of the Company’s tax filings. As of September 30, 2025, tax years ended December 31, 2020 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Tax payable

The tax payable consisted of the following:

	As of September 30,
	2025	2024
	US$	US$
VAT payable	$63,709	$93,278
Corporate income tax payable	2,587,799	1,940,649
Other tax	878	1,726
Tax payable	$2,652,385	$2,035,653

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY

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

On September 16, 2022, the Company’s shareholders and Board of Directors approved a 1-to-5 share split, following which the authorized share capital of $50,000 was divided into 25,000,000,000 ordinary shares with a par value of $0.000002 each, and the issued shares was divided into 1,666,667 (Pre-split 25,000,000) ordinary shares. On September 16, 2022, all the existing shareholders of the Company surrendered a total of 110,210 (Pre-split 1,653,155) ordinary shares of $0.00003 (pre-split $0.000002) par value each for no consideration, of which 2,743 (Pre-split 41,155) ordinary shares were surrendered by Viru Technology. The Company has cancelled the 110,210 (Pre-split 1,653,155) of surrendered shares concurrently. The Company believes it is appropriate to reflect the share split on a retrospective basis pursuant to ASC 260. The Company has retrospectively restated all shares and per share data for all periods presented.

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

On July 5, 2024, the investors in the United States based on the Transaction, exercised its 82,759(Pre-split 1,241,381) warrants that the applicable alternate cashless exerciset is 33,103 (Pre-split 496,553) shares of Common Stock. On July 10, 2024, the investors in the Canada based on the Transaction, converted its 55,173(Pre-split 827,589) warrants that the applicable Alternate Cashless Exercise Amount is 22,069 (Pre-split 331,036) shares of Common Stock.

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

On August 15, 2024, the Company filed its Amended and Restated Memorandum and Articles of Association to designate 3,000,000,000 authorized shares as Class B ordinary shares and reclassify the remaining original ordinary shares into 1,958,204 (Pre split 29,373,057) Class A ordinary shares, each having one (1) vote per share and the other rights attached to it as set out in the Class A Ordinary Shares on a one for one basis. Concurrently, the Company repurchased 848,203 (Pre-split 12,723,036) Class A ordinary shares that indirectly held by Mr. Yang, the Company’s chief executive officer, for a total of $26 and sold 848,203 (Pre-split 12,723,036) Class B ordinary shares to him for the same amount.

On August 21, 2024, the Company adopted an equity incentive plan (the “Plan”) which provides 300,000 (Pre-split 4,500,000) shares of stock, par value US$0.00003 (Pre-split US$0.000002), to-members of the-board, and -employees of the-Company. Pursuant to the Equity Incentive Plan, the Company issued 300,000 (Pre-split 4,500,000) Class A ordinary shares to its management on September 6, 2024.

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

On October 31, 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) Class A Ordinary Shares accompanying warrants (“Issuance (1)”) of 666,667 (Pre-split 10,000,000) shares to several accredited investors. The purchase price for each ordinary Share and two warrants is $7.5 (Pre-split $0.5). The net proceeds of $2.42 million were received on October 31, 2024. According to the terms of the Warrant and the SPA agreement, on the 14th trading day after the signing date, the exercise price was reset from $3.00 to $0.101, which equals 20% of the closing price immediately prior to the closing date. The total exercise price   of the warrants remains unchanged, and the number of warrants after adjustment is 19,801,985 (Pre-split 297,029,703).

On November 1, 2024, the Company filed another Amended and Restated Memorandum and Articles of Association to modify authorized shares of Class A ordinary shares to 30,000,000,000, $0.00003 par value, and authorized shares of Class B ordinary shares to 4,000,000,000, $0.00003 par value.

On November 26, 2024, the Company effected a reverse stock split (“Pre-split”) at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

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

On December 10, 2024, pursuant to the special resolution, the fractional shares issued to or registered in the name of the Company’s shareholders after or as a result of the share consolidation were rounded up to the nearest whole share, and thus the Company issued 119,697 Class A shares.

On February 17, 2025, the Holders exercised an aggregate of 18,237,500 warrants (“Issuance (1)”) through an alternative cashless exercise option, and the Company issued 14,590,000 Class A ordinary shares on the same day.

On April 22, 2025, the Company issued and sold 2,030,460 Class A Ordinary Shares accompanying warrants of 2,030,460 shares(“Issuance (2)”) to several accredited investors. The net proceeds of $4 million were received on April 30, 2025. According to the terms of the Warrant and the SPA agreement, on the 7th trading day after the signing date, the exercise price was reset from $2.36 to $0.47, which equals 24% of the closing price immediately prior to the closing date. The total exercise price of the warrants remains unchanged, and the number of warrants after adjustment is 10,195,504.

In April 2025, the Holders exercised an aggregate of 843,691 warrants (“Issuance (1)”) through an alternative cashless exercise option, and the Company issued 674,954 Class A ordinary shares.

On April 24, 2025, the Company adopted an equity incentive plan. Under this plan, executives are eligible to receive performance-based equity incentives in the form of the company’s Class B ordinary shares for each fiscal year during their employment period. Pursuant to the plan, the company issued a total of 2,875,772 Class B ordinary shares to its executives on April 25, 2025.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

In July 2025, the Holders exercised an aggregate of 7,646,644 warrants (“Issuance (2)”) through an alternative cashless exercise option, and the Company issued 6,117,316 Class A ordinary shares.

In September 2025, the Holders exercised an aggregate of 435,397 warrants (“Issuance (1)”) through an alternative cashless exercise option, and the Company issued 348,318 Class A ordinary shares.

Warrants

For the year ended September 30, 2025, the movement of warrants is as follows:

	For the year ended September 30, 2025
	Total Valuation	Issuance (1)			Issuance (2)
	US$	Share	Valuation	Average exercise price	Share	Valuation	Average exercise price
Balance at beginning of the year	$—	—	$—	$—	—	$—	$—
Issuance	28,890,861	19,801,985	15,032,581	0.76	10,195,504	13,858,280	1.36
Fair value changes	4,203,405	—	(1,946,479)	—	—	6,149,884	—
Gain on extinguishment of warrant liability	(5,002,010)	—	—	—	(2,548,860)	(5,002,010)	1.96
Exercise	(27,598,208)	(19,516,588)	(12,592,054)	0.65	(7,646,644)	(15,006,154)	1.96
Balance at end of the year	$494,048	285,397	$494,048	$0.65	—	$—	—

Issuance (1)

(a)

On October  31, 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) Class A accompanying warrants of 666,667 (Pre-split 10,000,000) shares. The Company had received the net proceeds of $2.5 million in October, 2024. The Company uses the Binomial Tree Pricing Model to value the warrants. The Company accounted for the warrants as liabilities, in accordance with ASC 480 and ASC 815. The fair value allocated to the warrants on the issuance date is $15,032,581, and a loss on issuance of warrant liability of $12,532,591 is recognized.

(b)

The warrants have an initial exercise price of $3 per Ordinary Share. According to the terms of the Warrant and the SPA agreement, on the 14th trading day after the closing date, the exercise price of the Warrant will be adjusted to 20% of the closing price before the signing date. As a result, the exercise price of the Warrants adjusted to $0.101 per share and the number of Warrant Shares will be adjusted to 19,801,985 (Pre-split 297,029,703) on the fourteen (14th) calendar days after the closing of the PIPE Offering. This adjustment has already been considered when evaluating the fair value of the warrants upon issuance.

(c)

On February 17, 2025, 18,237,500 warrants were exercised. On April 29, 2025, 843,691 warrants were exercised. On September 22, 2025, 435,397 warrants were exercised. In aggregate, for the year ended September 30, 2025,  19,516,588 warrants were exercised on a cashless basis, resulting in an issuance of 15,613,272 Class A ordinary shares. The fair value of warrants at exercise in aggregate of $12,592,054  was charged to equity.

After the exercise, the number of remaining unexercised warrants is 285,397, with a corresponding fair value of $494,048

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

The fair value of warrants aforementioned was determined using the Binominal Tree pricing model and the following assumptions:

	September 22, 2025	April 29, 2025	February 17, 2025	October 31, 2024
Share price	$2.09	$2.46	$4.49	$0.43
Exercise price	$1.515	$1.515	$1.515	$0.101
Expected dividend yield	-	-	-	-
Risk free interest rate	3.65%	3.74%	4.32%	4.15%
Expected life	4.1	4.5	4.7	5
Expected volatility	94.7%	102.9%	$103.2%	$100.5%

Issuance (2)

(a)	On April 22, 2025, the Company issued and sold 2,030,460 Class A accompanying warrants of 2,030,460 shares. The Company had received the net proceeds of $4.0 million on April, 2025. The Company uses the Binomial Tree Pricing Model to value the warrants. The Company accounted for the warrants as liabilities, in accordance with ASC 480 and ASC 815. The fair value allocated to the warrants on the issuance date is $13,858,280, and a loss on issuance of warrant liability of $9,806,567 is recognized.

(b)	The warrants have an initial exercise price of $2.36 per Ordinary Share. According to the terms of the Warrant and the SPA agreement, on the 7th trading day after the signing date, the exercise price of the warrants shall be reset to 24% of Nasdaq Minimum Price of the Company’s Ordinary Share determined on the date of the Securities Purchase Agreement(the “Reset”). In addition, upon the Reset of the exercise price, the number of Ordinary Shares underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such Reset shall be adjusted to the number of Ordinary Shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such Reset and dividing the product thereof by the exercise price resulting from such Reset. As a result of the Reset, the exercise price of the Warrants will be adjusted to $0.47 per share and the number of Warrant Shares will be adjusted to 10,195,504 on the seventh (7th) calendar days after the closing of the PIPE Offering. This adjustment has already been considered when evaluating the fair value of the warrants upon issuance.

(c)	On July 8, 2025, 7,646,644 warrants were exercised on a cashless basis, resulting in an issuance of 6,117,316 Class A ordinary shares. The fair value of warrants at exercise in aggregate of $15,006,154 was charged to equity. At the same time, warrant holders voluntarily waived the subscription rights for the remaining 2,548,860 warrants. As a result, $5,002,010 equal to the fair value of these warrants was recognized as gain on extinguishment of warrant liability.

The fair value of warrants aforementioned was determined using the Binominal Tree pricing model and the following assumptions:

	July 08, 2025	April 22, 2025
Share price	$2.72	$2.17
Exercise price	$0.47	$0.47
Expected dividend yield	-	-
Risk free interest rate	3.97%	3.99%
Expected life	4.8	5
Expected volatility	$99.4%	$103%

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

For the year ended September 30, 2024, the movement of warrants is as follows:

	As of September 30, 2024
	Valuation	Shares
	US$
Balance at beginning of the year	$—	—
Issuance(a)	7,772,140	137,931
Fair value changes(b)	6,827,034	—
Exercise(b)	945,106	137,931
Balance at end of the year	$—	—

(a)	In December 2023, the Company issued and sold 91,954 (Pre-split 1,379,313) ordinary Shares accompanying warrants of 137,931(Pre-split 2,068,970) shares to two mutual funds established in North America, at $108.75 per share for $10.0 million. The net proceeds of $8.9 million were received on January 4, 2024. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the warrants at the date of issuance was $7,772,140.

(b)	On July 5, 2024 and July 9, 2024, holders of the warrants exercised the 137,931(Pre-split 2,068,970) warrants on an alternative cashless basis to purchase 55,173(Pre-split 827,589) ordinary shares. As a result, the warrants have been fully exercised as of September 30, 2024. As of the date of exercise, the fair value of the warrants liability was $945,106 resulting in a gain on changes in fair value of $6,827,034.

The fair value was determined using the Binominal Tree pricing model and the following assumptions:

	July 9, 2024	July 5, 2024	March 31, 2024	January 3, 2024
Share price	$0.81	$0.83	$0.82	$4.83
Exercise price	$8.00	$8.00	$8.00	$8.00
Expected dividend yield	-	-	-	-
Risk free interest rate	4.65%	4.39%	4.46%	4.08%
Expected life	2.49	3.5	2.8	3.0
Expected volatility	167.51%	168.36%	$137.6%	$140.1%

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

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

Pursuant to the plan, the Company issued 200,000 (Pre-split 3,000,000) and 100,000 (Pre-split 1,500,000) ordinary shares to its management on September 6, 2024.

On October 7, 2024, the Company adopted a share incentive plan (“2024 Equity incentive plan”) which provides 220,000 (Pre-split 3,300,000) shares of stock, par value US$0.00003 (Pre-split US$0.000002), to the Equity Incentive Plan to members of the board, and employees of the Company. The Shares became fully vested immediately upon issuance. The Company has sufficient authorized and unissued Class A Shares available in order to be able to satisfy in full the issuance by the Company of the maximum aggregate number of Class A Shares underlying the Plan and issuable upon exercise and/or settlement of any Award pursuant to the terms and conditions of the Plan and to comply with its obligations under the Plan. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan. The Plan effective immediately.

Pursuant to the 2024 Equity incentive plan, the Company issued 220,000 (Pre-split 3,300,000) Class A ordinary shares to its management on October 30, 2024. The compensation expense is recognized based on the company’s stock price of $0.43 per share as of October 30, 2024. It is recorded in the research and development expenses $1.42 million in the consolidated income statement, with a corresponding increase in additional paid-in capital.

On April 24, 2025, the Company adopted an equity incentive plan(“2025 Equity incentive plan A”). Under this plan, executives are eligible to receive a certain number of performance-based equity incentives in the form of Class B ordinary shares of the company each fiscal year during their tenure, based on the milestones specified in the agreement. The number of incentive shares to be granted shall be determined as follows: divide the performance-based compensation amount by the official average closing price of Class A ordinary shares on NASDAQ, which is announced by NASDAQ and calculated over the five consecutive trading days immediately following the submission date of the Form 20-F annual report. The number of incentive shares granted in each fiscal year shall not exceed 10% of the total number of issued and outstanding Class A ordinary shares and Class B ordinary shares as of the end of each fiscal year. The number of shares to be granted shall be rounded up to the nearest whole share. The Shares became fully vested immediately upon issuance.

Pursuant to the 2025 Equity incentive plan A, the Company issued a total of 2,875,772 Class B ordinary shares to its executives on April 24, 2025. The compensation expense is recognized based on the company’s stock price of $2.47 per share as of April 24, 2025. It is recorded in selling expenses of $0.77 million, research and development expenses of $1.27 million, and general and administrative expenses of $5.10 million in the consolidated income statement, respectively, with a corresponding increase in additional paid-in capital.

As of September 30, 2025 and 2024, all of the equity related to the above equity incentive plan has been granted.

Statutory reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2025 and 2024, the statutory reserves of the Company’s PRC subsidiaries have not reached 50% of their respective registered capital. As of September 30, 2025 and 2024, the Company’s PRC subsidiaries collectively attributed $3,061,428  and $1,926,547 of retained earnings for their statutory reserves, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

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

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of September 30, 2025 and 2024, restricted net assets of the Company’s PRC subsidiaries were $7,283,700 and $5,623,821, respectively.

NOTE 12 — (LOSS) EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows:

	For the years ended September 30,
	2025	2024	2023
Numerator:
Net (loss) income attributable to Global Mofy AI Limited	$(19,302,485)	$12,137,352	$6,551,838
Denominator:
Denominator for basic earnings per share:
Weighted average Class A ordinary shares outstanding
—basic and diluted	14,086,610	1,798,850	1,668,083
(Loss) earnings per Class A ordinary share – basic and diluted	$(1.19)	$6.37	$3.93

Weighted average Class B ordinary shares outstanding
—basic and diluted	2,100,937	106,605	-
(Loss) earnings per Class B ordinary share – basic and diluted	$(1.19)	$6.37	$-

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SEGMENT REPORTING

On November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For public entity with single reportable segment, the Update requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company had adopted this ASU on October 1, 2024 and the adoption does not have a material impact on the Company’s consolidated financial statements and related disclosures.

The Company operates in a single operating segment and has one reportable segment, which includes all activities related to activities consist of virtual technology services, digital asset development and others. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The CODM uses consolidated net income for purpose of assessing performance, making operating decisions and allocating resources. The measurement of segment assets is reported on the balance sheet as total consolidated assets.

The table below provides information about the Company’s segment:

	For the Years Ended September 30,
	2025	2024	2023
Revenue
-Virtual technology service	$33,113,913	$20,900,022	$15,382,324
-Digital asset development and others	22,827,370	20,260,931	11,507,587

Cost of revenue	33,430,822	20,556,763	12,357,934

Operating expenses:
General and administrative	10,678,289	5,425,015	3,046,037
Selling & Distribution expense	883,215	1,107,215	294,587
Research and development expenses	7,945,137	7,448,583	3,546,155
Total operating expenses	19,506,641	13,980,813	6,886,779

Income before income taxes	(18,639,247)	12,984,700	7,649,346
Income tax expense	663,238	847,448	1,098,087
Net Income	$(19,302,485)	$12,137,252	$6,551,259

GLOBAL MOFY AI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SUBSEQUENT EVENTS

As of the date of this report, the Company’s post-period events are as follows:

In October, 2025, the Company adopted an equity incentive plan(“2025 Equity Incentive Plan B”). The Committee is authorised to deliver under the 2025 Equity incentive plan B is 5,000,000 Class A Shares, provided that the Committee may deliver additional shares to prevent dilution from share dividends, recapitalization, share subdivision, share consolidation, reorganization, merger, amalgamation or similar transactions.

On November 7, 2025, the Company issued a total of 4,200,000 Class A ordinary shares of the Company under Company’s October 2025 Share Incentive Plan B to certain employees of the Company.

On December 5, 2025, the Company entered into a Securities Purchase Agreement with several investors for a private placement of 15,000,000 Class A ordinary shares, at a purchase price of $0.31875 per share.. The net proceeds of $4.8 million were received on December 17 and December 18, 2025, respectively.

On December 8, 2025, the Company entered into Purchase Agreement with Eaglepoint AI Inc, a Delaware corporation (“Eaglepoint”), pursuant to which the Company agreed to purchase 51% of the total issued and outstanding capital stock of Eaglepoint, and the Company agreed to pay an aggregate purchase price of $100,000.

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

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

The following represents condensed financial information of the parent company:

BALANCE SHEETS

	As of September 30,
	2025	2024
ASSETS
Cash	$667,533	$2,361,938
Due from subsidiaries	23,041,857	20,616,717
Prepaid expenses and other current assets, net	4,615,625	530,589
Intangible assets	1,766,575	—
Investment in subsidiaries	32,970,714	18,659,647
Total assets	$63,062,304	$42,168,891
LIABILITIES AND EQUITY
Accrued expenses and other liabilities	$308,037	$308,037
Warrants liabilities	$494,048	$—
Total current liabilities	802,086	308,037
Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 25,844,079 and 1,410,001 shares issued and outstanding as of September 30, 2025 and 2024, respectively)*	775	42
Class B Ordinary Shares ($0.00003 par value, 4,000,000,000 shares authorized, 3,723,975 and 848,203 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	112	26
Additional paid-in capital	63,897,923	27,796,887
Statutory reserves	3,061,428	1,926,547
Accumulated deficit (retained earnings)	(4,700,020)	12,137,352
Total equity	62,260,218	41,860,854
Total liabilities and shareholders’ equity	$63,062,304	$42,168,891

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).
*	The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 11).

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
Revenue	$1,549,954	$200,000	$—
Cost of revenue	(638,922)	(58,096)	—
Gross profit	911,032	141,904	—

Operating expenses:
Selling & Distribution expense	(767,750)	—	—
General and administrative expenses	(5,894,435)	(2,968,246)	(611,474)
Research and development expenses	(2,692,716)	(3,825,000)	—
Total operating expenses	(9,354,901)	(6,793,246)	(611,474)

Loss from operations	(8,443,869)	(6,651,342)	(611,474)

Other (expenses) income:
Interest income	1,183	180,648	—
Issuance costs allocated to warrant liability	(30,319)	(823,846)	—
Change in fair value of warrant liability	(4,203,405)	6,827,034	—
Gain on extinguishment of warrant liability	5,002,010	—	—
Loss on issuance of warrant liability	(22,339,159)	—	—
Other income, net	—	20,589	—
Total other (expense) income, net	(21,569,690)	6,204,425	—

Equity income in subsidiaries	2,267,360	12,584,269	7,163,312
Net income	(19,302,330)	12,137,352	6,551,838
Foreign currency translation adjustment
Comprehensive (loss) income	$(19,302,330)	$12,137,352	$6,551,838

GLOBAL MOFY AI LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2025	2024	2023
Net cash used in operating activities	$(2,195,224)	$—	$—
Net cash used in investing activities	(2,000,000)	(12,021,874)	(10,621,341)
Net cash provided by financing activities	2,500,819	14,148,798	10,852,185
Effect of exchange rate changes on cash	—	—	—
Net (decrease) increase in cash	(1,694,405)	2,126,924	230,844
Cash at the beginning of the year	2,361,938	235,014	4,170
Cash at the end of the year	$667,533	2,361,938	$235,014